Filed Pursuant to Rule 424(b)(5)
Registration No. 333-192440

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this preliminary prospectus supplement or the accompanying prospectus to offer to sell these securities or to solicit offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated January 20, 2016

PROSPECTUS SUPPLEMENT

(To prospectus dated November 20, 2013)

$750 Million

TreeHouse Foods, Inc.

Common Stock

We are offering                 shares of our common stock.

The net proceeds from this offering will be used to fund, in part, the contemplated acquisition of the private brands business of ConAgra Foods, Inc., which we refer to herein as the “Private Brands Business.” See “Prospectus Supplement Summary — Recent Developments,” “Use of Proceeds” and “The Transactions” in this prospectus supplement for more information regarding this contemplated acquisition. This offering is not contingent upon the completion of our acquisition of the Private Brands Business.

Our common stock is listed on the New York Stock Exchange under the symbol “THS.” On January 19, 2016, the last reported sale price of our common stock on the New York Stock Exchange was $71.61 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-27 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted to the underwriters the right to purchase up to an additional                 shares. The underwriters can exercise this right at any time within 30 days after this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares of common stock against payment on                     , 2016.

Joint Book Running Managers

BofA Merrill Lynch	J.P. Morgan	Wells Fargo Securities

BMO Capital Markets	SunTrust Robinson Humphrey

Co-Managers

Barclays	Rabo Securities	KeyBanc Capital Markets

BB&T Capital Markets	William Blair	Credit Suisse

The date of this prospectus supplement is January     , 2016.

Prospectus Supplement

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Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of shares of our common stock. The second part, the accompanying prospectus dated November 20, 2013, which is part of our Registration Statement on Form S-3, gives more general information, some of which does not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add, update or change information contained in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the information contained in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus and “Incorporation by Reference” in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus, and in other offering material, if any, or information contained in documents which you are referred to by this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. See “Underwriting.” The information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus or other offering material is accurate only as of the date of those documents or information, regardless of the time of delivery of the documents or information or the time of any sale of the securities.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of shares of our common stock in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters, to subscribe to or purchase any of shares of our common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

Certain Defined Terms

As used in this prospectus supplement, unless otherwise stated or the context otherwise requires:

•	“TreeHouse,” the “Company,” “us,” “we” or “our” mean TreeHouse Foods, Inc. and its consolidated subsidiaries prior to the Acquisition;

•	the “Private Brands Business” means the private brands business of ConAgra Foods, Inc., expected to be acquired by the Company pursuant to that certain Stock Purchase Agreement, dated November 1, 2015, by and among the Company and ConAgra Foods, Inc. (the “Purchase Agreement”);

•	the “Acquisition” means TreeHouse’s anticipated acquisition of the Private Brands Business pursuant to the Purchase Agreement;

•	“Seller” means ConAgra Foods, Inc.;

•	the “combined company” refers to TreeHouse Foods, Inc. and its consolidated subsidiaries after giving pro forma effect to the Acquisition;

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•	the “Transactions” refers to this offering of common stock, the proposed offering of senior unsecured notes (or, to the extent we do not consummate the senior notes offering, borrowings under the bridge facility), our borrowings under the Company’s credit facility, and the consummation of the Acquisition and the related transactions and the payment of fees and expenses related thereto, as more fully described under “The Transactions” and “Use of Proceeds”; and

•	“you” refers to all purchasers of shares of our common stock being offered by this prospectus supplement and the accompanying prospectus, whether they are the holders or only indirect owners of those securities.

Cautionary Statement Regarding Forward-Looking Information

Certain statements and information in this prospectus supplement may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “estimate,” “project,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. We are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. Such factors include, but are not limited to: future sales to customers; the outcome of litigation and regulatory proceedings to which we may be a party; the impact of product recalls; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; our ability to obtain suitable pricing for our products; development of new products and services; our level of indebtedness; the availability of financing on commercially reasonable terms; cost of borrowing; our ability to maintain and improve cost efficiency of operations; changes in foreign currency exchange rates; interest rates; raw material and commodity costs; changes in economic conditions; political conditions; reliance on third parties for manufacturing of products and provision of services; general U.S. and global economic conditions; the financial condition of our customers and suppliers; consolidations in the retail grocery and foodservice industries; our ability to continue to make acquisitions in accordance with our business strategy or effectively manage the growth from acquisitions; our ability to complete the other financing transactions necessary to consummate and fund the acquisition of the Private Brands Business; failure to integrate and achieve expected benefits of the acquisition of the Private Brands Business; incurrence of significant expenses to acquire and integrate the Private Brands Business; decline in market price of our common stock as a result of the acquisition of the Private Brands Business; risks relating to the combined company’s substantial indebtedness following the completion of the Acquisition; delay or failure in completing the Acquisition; and other risks that are described under the heading “Risk Factors” in this prospectus supplement and our other reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Market and Industry Data

Certain market data contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus are based on independent industry publications and reports by market research firms. Although we

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believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

Any reference to a potential offering of debt securities by the Company is for informational purposes only and does not constitute an offer to sell or the solicitation of any offer to buy any debt securities. There can be no assurance if or when the Company will consummate any such offering or of the terms thereof. In the event such offering is made, it will be done pursuant to separate documentation and any such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Non-GAAP Financial Measures

We have included the financial measures of adjusted EBITDA, free cash flow and adjusted earnings per share in this prospectus supplement, which are “non-GAAP financial measures” as defined under the rules of the SEC. Adjusted EBITDA represents net income before interest expense, net, income tax expense, depreciation and amortization expense, non-cash stock based compensation and other items that, in management’s judgment, significantly affect the assessment of operating results between periods. Free cash flow represents cash flows from operating activities less capital expenditures. The adjusted earnings per share represents adjustments to reported earnings per share data to eliminate the net expense or net gain related to items identified by management that affect the assessment of earnings results between periods, that include but are not limited to foreign currency gains or losses on the re-measurement of intercompany notes, non-cash mark to market adjustments and certain event driven items such as restructurings or facility consolidation costs.

Adjusted EBITDA, free cash flow and adjusted earnings per share are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). Adjusted EBITDA is a performance measure that is used by our management, and we believe is commonly reported and widely used by investors and other interested parties to evaluate a company’s operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect, among other things:

•	our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital needs;

•	the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and

•	any cash income taxes that we have been or may be required to pay;

•	Assets are depreciated or amortized over estimated useful lives and often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not adjust for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	Adjusted EBITDA does not reflect limitations on, or costs related to, transferring earnings from our subsidiaries to us and the guarantors.

Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the operation and growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA as a supplement.

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In evaluating adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those for which adjustments are made in calculating adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as a basis to infer that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA does not reflect the impact of earnings or charges resulting from certain matters we consider to be indicative of our ability to service our debt over the period such debt is expected to remain outstanding.

The adjustments included in calculating adjusted EBITDA presented herein are not in all instances equivalent to the adjustments included in calculating adjusted EBITDA pursuant to the agreements governing our existing indebtedness or those to be included in calculating financial ratios and covenants in the agreements governing the indebtedness we plan to incur to finance the Acquisition.

The unaudited pro forma financial information does not reflect any cost savings, operating synergies or revenue enhancements that we may achieve as a result of the acquisition of the Private Brands Business or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Free cash flow is not required by, or presented in accordance with, GAAP. Our management believes that free cash flow provides useful additional information concerning cash flow available to meet future debt service and other payment obligations, satisfy working capital requirements and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

Adjusted earnings per share is not required by, or presented in accordance with, GAAP. Our management believes that providing adjusted earnings per share allows investors to make meaningful comparisons of the Company’s operating performance between periods and to view the Company’s business from the same perspective as Company management.

The non-GAAP measures of adjusted EBITDA, free cash flow and adjusted earnings per share used in this prospectus supplement may be different from similar measures used by other companies, limiting their usefulness as comparable measures. These non-GAAP financial measures should not be considered as an alternative to net income or cash flows from operating activities as an indicator of operating performance or liquidity.

See footnote 5 to the summary historical financial information under “Prospectus Supplement Summary — Summary Historical Financial Information — TreeHouse Historical Financial Information” and footnote 2 to the summary pro forma financial information under “Prospectus Supplement Summary — Summary Pro Forma Financial Information” for a description of the calculation of adjusted EBITDA and an unaudited reconciliation of adjusted EBITDA to net income. See footnote 5 to the summary historical financial information under “Prospectus Supplement Summary — Summary Historical Financial Information — TreeHouse Historical Financial Information” for a description of the calculation of free cash flow and an unaudited reconciliation of free cash flow to cash flow from operating activities.

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Prospectus Supplement Summary

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that may be important to you in deciding whether to invest in shares of our common stock. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of TreeHouse and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus.

Unless otherwise specified, all information in this prospectus supplement that is presented on “a pro forma basis” is presented after giving effect to the Transactions, including the Acquisition, described under “Unaudited Pro Forma Condensed Combined Financial Information” on the basis set forth therein.

TreeHouse operates on a fiscal year that ends on December 31. In the context of any discussion of our financial information in this prospectus supplement, any reference to a year or to any quarter of that year relates to the fiscal year ended on December 31. The Private Brands Business, as a part of the Seller’s business, has a fiscal year ending the last Sunday of May of each year. In the context of any discussion of the Private Brands Business’s historical financial information in this prospectus supplement, any reference to a year or to any quarter of that year relates to the fiscal year ended on the last Sunday of May of that year. Because Seller purchased the bulk of the business comprising the Private Brands Business on January 29, 2013, only four months of its results of operations were included in Seller’s consolidated results of operations for the Seller’s fiscal year ended May 26, 2013. Accordingly, any reference to the Private Brand Business’s results of operations for the fiscal year ended May 26, 2013 reflect only the four month period in which this business was included in Seller’s consolidated results, and not a full fiscal year of results. Following the Acquisition, the combined company’s fiscal year will be the same as our fiscal year.

Overview

The following summary highlights selected information contained in the prospectus supplement and does not contain all of the information that may be important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, including the financial data and related notes, and risks discussed in “Risk Factors” herein or therein before making a decision to purchase shares of our common stock. Unless the context specifies or clearly indicates otherwise, the terms “TreeHouse,” “the Company,” “we,” “us” and “our” or similar terms refer to TreeHouse Foods, Inc. and its consolidated subsidiaries prior to the Acquisition. References to the “Private Brands Business” mean the private brands businesses of the Seller operated out of the entity Ralcorp Holdings, Inc. prior to the Acquisition.

Our Company

TreeHouse is a consumer packaged food and beverage manufacturer servicing retail grocery, food away from home, and industrial and export customers and was created from Dean Foods Company’s spin-off of certain of its specialty businesses to its shareholders. Since we began operating as an independent entity in June 2005, we have completed several acquisitions and significantly expanded our product offerings. We manufacture a variety of shelf stable, refrigerated, and fresh products and have a comprehensive offering of packaging formats and flavor profiles; we also offer natural, organic, and preservative-free ingredients in many categories. We believe we are the largest manufacturer of private label salad dressings, non-dairy powdered creamer, powdered drink mixes, and instant hot cereals in the United States and Canada, and the largest manufacturer of private label pickles and trail mixes in the United States, and the largest manufacturer of private label jams in Canada, based on volume. During the fiscal year ended December 31, 2014, we generated net sales of $2,946 million, net income of

$89.9 million, cash flows from operating activities of $212 million, adjusted EBITDA of $389 million and free cash flow of $123 million. During the nine months ended September 30, 2015, we generated net sales of $2,341 million, net income of $77.7 million, adjusted EBITDA of $275 million and free cash flow of $112 million. We currently supply more than 200 food retail customers in North America, including each of the 50 largest food retailers, and more than 500 foodservices customers, including over 50 of the 100 largest restaurant chains.

Products

The following table presents the Company’s net sales by major products:

	Nine months ended September 30,				Year ended December 31,
(Dollars in thousands)	2015		2014		2014		2013			2012
Products:
Beverages	$305,292	13.0%	$365,886	17.9%	$499,829	17.0%	$341,547	14.9%		$234,430	10.8%
Salad dressings	270,101	11.5	278,897	13.6	361,859	12.3	334,577	14.6		284,027	13.0
Beverage enhancers	244,557	10.4	256,551	12.5	359,179	12.2	361,290	15.7		362,238	16.6
Soup and infant feeding	253,129	10.8	212,064	10.4	351,917	11.9	219,404	9.6		281,827	12.9
Pickles	243,013	10.4	231,733	11.3	302,621	10.3	297.904	13.0		308,228	14.1
Snacks	484,461	20.7	118,026	5.8	287,281	9.8	—	—		—	—
Mexican and other sauces	170,134	7.3	189,170	9.3	248,979	8.5	245,171	10.7		232,025	10.6
Cereals	114,540	4.9	120,348	5.9	168,739	5.7	169,843	7.4		162,952	7.5
Dry dinners	94,012	4.0	103,438	5.1	139,285	4.7	124,075	5.4		126,804	5.8
Aseptic products	80,570	3.5	74,908	3.7	102,635	3.5	96,136	4.2		91,585	4.2
Jams	37,587	1.6	40,877	2.0	53,058	1.8	57,330	2.5		61,436	2.8
Other products	43,595	1.9	50,691	2.5	70,720	2.3	46,650	2.0		36,573	1.7

Total net sales	$2,340,991	100.0%	$2,042,589	100.0%	$2,946,102	100.0%	$2,293,927	100.	%	$2,182,125	100.0%

TreeHouse Categories

Beverages. We produce a variety of powdered drink mixes, including lemonade, iced tea, energy, vitamin enhanced, and isotonic sports drinks. Also included in this category are specialty teas and our single serve beverages, which include our single serve hot beverages, such as cappuccino, cider, hot cocoa, and filtered coffee. These products are sold primarily to grocery retailers. We believe we are the largest manufacturer of private label powdered drink mixes in both the United States and Canada, based on sales volume. For the twelve months ended December 31, 2014, beverages represented approximately 17.0% of our consolidated net sales. For the nine months ended September 30, 2015, beverages represented approximately 13.0% of our consolidated net sales.

Salad dressings. We produce pourable and spoonable, refrigerated and shelf stable salad dressings. Our salad dressings are sold primarily to grocery retailers throughout the United States and Canada, and encompass many flavor varieties. We believe we are the largest manufacturer of private label salad dressings in both the United States and Canada, based on sales volume. For the twelve months ended December 31, 2014, salad dressings represented approximately 12.3% of our consolidated net sales. For the nine months ended September 30, 2015, salad dressings represented approximately 11.5% of our consolidated net sales.

Beverage enhancers. Beverage enhancers includes non-dairy powdered creamer, refrigerated liquid non-dairy creamer and sweeteners. Non-dairy powdered creamer is used as coffee creamer or whitener and as an ingredient in baking, hot and cold beverages, gravy mixes and similar products. Product offerings in this category include both private label and branded products packaged for grocery retailers, foodservice products for use in coffee and beverage service, and other industrial applications, such as portion control, repackaging and ingredient use by other food manufacturers. We believe we are the largest manufacturer of non-dairy powdered creamer in the United States and Canada, based on sales volume. For the twelve months ended December 31, 2014, beverage enhancers represented approximately 12.2% of our consolidated net sales. For the nine months ended September 30, 2015, beverage enhancers represented approximately 10.4% of our consolidated net sales.

Soup and infant feeding. Condensed, ready to serve, and powdered soup, as well as broth and gravy, are produced and packaged in various sizes and formats including cans and cartons, from single serve to larger sized packages. We primarily produce private label products sold to grocery retailers. We co-pack conventional and organic infant feeding products for branded baby food companies in the Industrial and Export segment. For the twelve months ended December 31, 2014, soup and infant feeding sales represented approximately 11.9% of our consolidated net sales, with the majority of the sales coming from soup sold through the retail channel. For the nine months ended September 30, 2015, soup and infant feeding represented approximately 10.8% of our consolidated net sales.

Pickles. We produce pickles and a variety of related products, including peppers and pickled vegetables. We produce private label and regional branded offerings in the pickles category. These products are sold to grocery retailers, foodservice, co-pack and industrial customers. We believe we are the largest producer of private label pickles in the United States, based on volume. For the twelve months ended December 31, 2014, pickles and related products represented approximately 10.3% of our consolidated net sales. For the nine months ended September 30, 2015, pickles represented approximately 10.4% of our consolidated net sales.

Snacks. We produce snack nuts, trail mixes, dried fruit, snack mixes, and other wholesome snacks. We believe we are the largest manufacturer of trail mixes in the United States. These products are predominantly sold to grocery retailers. For the twelve months ended December 31, 2014, snacks represented approximately 9.8% of our consolidated net sales. For the nine months ended September 30, 2015, snacks represented approximately 20.7% of our consolidated net sales.

Mexican and other sauces. We produce a wide variety of Mexican and other sauces, including salsa, picante sauce, cheese dip, enchilada sauce, pasta sauces and taco sauce that we sell to grocery retailers and foodservice customers in the United States and Canada, as well as to industrial markets. For the twelve months ended December 31, 2014, Mexican and other sauces represented approximately 8.5% of our consolidated net sales. For the nine months ended September 30, 2015, Mexican and other sauces represented approximately 7.3% of our consolidated net sales.

Cereals. We produce a variety of instant and cook-on-stove hot cereals, including oatmeal, farina and grits in single-serve instant packets and microwaveable bowls. These products are sold primarily to grocery retailers. We believe we are the largest manufacturer of private label instant hot cereals in both the United States and Canada, based on volume. For the twelve months ended December 31, 2014, cereals represented approximately 5.7% of our consolidated net sales. For the nine months ended September 30, 2015, cereals represented approximately 4.9% of our consolidated net sales.

Dry dinners. We produce private label macaroni and cheese, skillet dinners and other value-added side dishes. These products are sold to grocery retailers. For the twelve months ended December 31, 2014, dry dinners represented approximately 4.7% of our consolidated net sales. For the nine months ended September 30, 2015, dry dinners represented approximately 4.0% of our consolidated net sales.

Aseptic products. Aseptic products included in this category include cheese sauces and puddings. Aseptic products are processed under heat and pressure in a sterile production and packaging environment, creating a product that does not require refrigeration prior to use. These products are sold primarily to foodservice customers in cans and flexible packages. Aseptically produced soup and broth is included in the soup and infant feeding category. For the twelve months ended December 31, 2014, aseptic products represented approximately 3.5% of our consolidated net sales. For the nine months ended September 30, 2015, aseptic products represented approximately 3.5% of our consolidated net sales.

Jams. We produce jams that are sold to grocery retailers and foodservice customers in the United States and Canada. We believe we are the largest manufacturer of private label jams in Canada. For the twelve months ended December 31, 2014, jams represented approximately 1.8% of our consolidated net sales. For the nine months ended September 30, 2015, jams represented approximately 1.6% of our consolidated net sales.

Other Products. We produce a variety of other products, the majority of which include pie fillings and deserts, and baking products. For the twelve months ended December 31, 2014, other products represented approximately 2.3% of our consolidated net sales. For the nine months ended September 30, 2015, other products represented approximately 1.9% of our consolidated net sales.

Acquisition of the Private Brands Business

On November 1, 2015, the Company and the Seller entered into the Purchase Agreement. Upon the terms and conditions of the Purchase Agreement, a subsidiary of TreeHouse will purchase all of the outstanding common stock of Ralcorp Holdings, Inc., the Missouri corporation through which the Private Brands Business is operated, resulting in the Private Brands Business becoming a 100% owned indirect subsidiary of TreeHouse.

The Private Brands Business is primarily engaged in manufacturing, distributing and marketing private label and other regional and value-brand food products in the grocery, mass merchandise, drugstore and foodservice channels.

The Private Brands Business’s primary product categories include snacks, retail bakery, pasta, cereal, bars and condiments. Over 90% of Private Brands Business’s products are sold to customers within the United States. Net sales for the fiscal year ended May 31, 2015 and May 25, 2014, were $3,902.4 million and $4,015.1 million, respectively. Net sales for the six months ended November 29, 2015 and November 23, 2014, were $1,856.0 million and $1,947.7 million, respectively. During the twelve months ended May 31, 2015 and May 25, 2014, net loss was $(1,435.7) million and $(496.4) million, respectively. Net loss for the six months ended November 29, 2015 and November 23, 2014 was $(303.0) million and $(203.7) million, respectively.

Private Brands Business Product Categories

The Private Brands Business’s primary product categories include snacks, retail bakery, pasta, cereal, bars and condiments.

The following chart presents the Private Brands Business net sales by major product categories for the fiscal year ended May 31, 2015. Net sales for the Private Brands Business were $3,902.4 million, $4,015.1 million and $1,300.4 million for the fiscal years ended May 31, 2015 and May 25, 2014 and the four months ended May 26, 2013, respectively.

Private Brands Business estimated net sales by product category for the fiscal year ended May 31, 2015

Snacks. The snacks category includes the cracker and cookie business, snack nuts, and sweet and salty snacks (chocolate candy, snack mixes, pretzels, and pita chips). The Private Brands Business believes it is one of the largest manufacturers of private-brand crackers and cookies in the United States, and produces both private label and regional branded crackers and cookies. Snack nuts are produced in a wide variety of jarred, canned and bagged snack nuts, and trail mixes. The Private Brands Business believes it is the largest producer of private label snack nuts in the United States.

Retail Bakery. The retail bakery category includes in-store bakery products, refrigerated dough, and frozen griddle products such as pancakes, waffles and French toast; frozen bread products such as breads, rolls and biscuits; dessert products such as frozen cookie and frozen cookie dough, and dry mixes for bakery foods.

Pasta. The pasta category includes domestic and imported dry pasta, gluten-free and other pastas, and risotto. The Private Brands Business believes it is the largest producer of private label dry pasta in the United States and produces a variety of shapes and sizes including long goods such as spaghetti, linguine, fettuccine, angel hair and lasagna, and short goods such as elbow macaroni, mostaccioli, rigatoni, rotini, ziti and egg noodles.

Cereal. Cereal products include private-brand and value-brand ready-to-eat cereals and hot cereals. The Private Brands Business believes it is the largest private-brand ready-to-eat cereal manufacturer in the U.S.

Bars. The bars category includes grain based cereal bars, fruit and nut bars, nutritional and energy bars, as well as packaged fruit snacks. The Private Brands Business produces bars for both retail customers as well as several branded customers under co-manufacturing agreements. The Private Brands Business believes it is the largest private label producer of snack bars and health and wellness bars in the United States.

Condiments. The condiments category includes a variety of private-brand shelf-stable spoonable dressings, table and flavored syrups, preserves and jellies, salsas, and other sauces. The Private Brands Business believes it is one of the largest private label producer of preserves and jellies, table syrup, spoonable dressings, flavored syrups, and barbeque sauces in United States.

Pro Forma Categories

Following the completion of the Acquisition, the combined company will have a broader portfolio that we believe will further diversify our product categories. The following charts, “TreeHouse net sales by product category for the last twelve months ended September 30, 2015” and “Private Brands Business estimated net sales by product category for the fiscal year ended May 31, 2015” provide an illustrative representation of the combined company’s net sales by product category, as shown in the chart below. TreeHouse’s net sales by product category for the last twelve months ended September 30, 2015 were derived from the Company’s quarterly and annual reports on Forms 10-Q and 10-K. Private Brands estimated net sales by product category were derived from the Private Brands Business’s accounting records.

TreeHouse net sales by product category for the last twelve months ended September 30, 2015	Private Brands Business estimated net sales by product category for the fiscal year ended May 31, 2015

Illustrative Representation of Pro Forma net sales by product category for a 12 month period

Industry Overview

The U.S. total grocery retail market is approximately $679 billion in annual sales, of which private label represents approximately $121 billion. According to independent market research studies, private label grocery products have increased their market share in the United States from approximately 12.7% in 1989 to approximately 17.8% in 2015. We believe that products and packaging improvements, along with greater focus by retailers, have fundamentally changed private label products from inexpensive, generic-brand imitators to store-branded national brand equivalents, and premium products, offering value and product quality that often meet or exceed that of branded competitors. Despite gains in market share, private label penetration in the United States remained below that of many other developed economies, including France (27%), Spain (42%), Germany (35%), The United Kingdom (41%) and Switzerland (45%) (market research estimates based on 2014 data).

We expect the convergence of several factors to support the continued growth of private label food product sales in the United States, including:

•	greater focus by grocery retailers in developing their private label food product programs as the store becomes the brand;

•	the continued emergence of private label food products with reputations for quality and value that meet or exceed national brands; and

•	fundamental changes in consumer behavior that favor the secular growth trends in private label food products.

Given the highly competitive nature of the U.S. food retailing industry, we believe that most grocery retailers are seeking to expand their private label food product programs as a means to differentiate themselves from competitors, build customer loyalty and enhance margins and profitability. As the breadth and quality of a particular grocery retailer’s private label offering factors more prominently in consumers’ store selection criteria, we believe that a well-developed, high quality private label food product offering can be an effective marketing tool for retailers to further their brand image, drive customer traffic to their stores and enhance shopper loyalty.

In addition to the inherent marketing benefits, private label food products generally offer retailers higher gross margins and profits than branded equivalents. Consequently, many grocery retailers have announced targets for expanding their share of private label food product sales over the next several years to drive greater productivity from their store base.

According to industry data, private label products accounted for over 29% of all new product introductions in the U.S. packaged food industry during 2014. This is an increase of 20% when compared to the number of private label product launches in 2008. In the same time period, branded product launches have declined approximately 10%. We believe this increase in private label product launches is a direct response to consumer desire for high quality food products that offer compelling value. As private label has grown, many offerings have developed reputations for value and high product quality that often meet or exceed those of branded competitors. According to consumer surveys, shopper attitudes on private label store brands have continued to remain positive and the majority of consumers who have tried private label food products during the last economic downturn reported that they will not return to purchasing branded products. We believe many of these consumers will retain their loyalty to private label food products based on the product quality and value proposition associated with these products. Consumer surveys also indicate different attitudes with regard to brands and loyalty between “baby boomers” and “millennials.” Baby boomers tend to have increased brand loyalty versus millennials, who are more likely to base their purchasing decision on the perceived nutritional and economic values.

Consumers across all income groups continue to accept and seek out private label offerings, with offerings at the premium product and value product ends of the spectrum growing at a greater pace than standard products. Accordingly, the private label market is expanding in both the “better-for-you,” as well as the convenience segments of the market.

The private label food manufacturing base is highly fragmented. As a result, a typical grocery retailer relies upon hundreds of private label food suppliers. We believe the highly fragmented private label manufacturing base will continue to consolidate as retailers seek out suppliers who can offer value-added capabilities like innovation, category management and efficient distribution along with the ability to supply multiple private label products on a national basis.

Competitive Strengths

We believe the combined company will have the following competitive strengths, differentiating us from our competitors and contributing to our success:

Leading private label manufacturer in attractive categories. We expect to be a leading private label manufacturer of a broad range of center-of-store, shelf stable food products and have a meaningful presence in select refrigerated and frozen products. We expect to be the leading private label manufacturer in many of our core product categories, namely powdered non-dairy creamer, sugar free powdered drinks, salad dressings, pickles, hot and cold cereals, dry dinners, snack nuts, trail mixes, crackers, pretzels, refrigerated dough, frozen waffles, in-store bakery cookies, snack and nutrition bars, jams and jellies, and various condiments. Additionally, we expect to be the second largest private label supplier in many other categories, namely single serve coffee, and Mexican sauces. As a leading private label manufacturer, we deliver low cost manufacturing, research and development capabilities, product and packaging innovation and logistical and category management capabilities, which allow us to provide an enhanced level of service to our retail customers.

We believe that we participate in attractive product categories. Private label food product offerings in our product categories represent 20% or more of total sales in our core categories. According to market research reports, private label market growth rates have exceeded their respective categories in total since 2001.

Scale and innovation. As one of the largest private label food product manufacturers in the United States and Canada, we believe that our scale enables us to be more efficient and effective in servicing our customers. As grocery retailers develop their private label food programs, we believe they will seek out suppliers that can provide strategic insight, product innovation, customer service, logistics and economies of scale throughout North America. We believe our category leadership, breadth of product offering and differentiated capabilities put us in position to be their supplier of choice.

We sell our products to a diverse customer base, including leading grocery retailers and foodservice operators in the United States and Canada, and also a variety of customers that purchase bulk products for industrial food applications. We currently supply more than 200 food retail customers in North America, including each of the 50 largest food retailers, and more than 500 foodservices customers, including 50 of the 100 largest restaurant chains. A relatively limited number of customers account for a large percentage of our consolidated net sales. For the year ended December 31, 2014, our top 10 customers accounted for approximately 54% of net sales. The Company’s largest customer, before considering the Acquisition, is Walmart Stores, Inc. and affiliates, which represented approximately 21% of net sales for the nine months ended September 30, 2015; no other customer accounted for more than 10% of our net sales. After considering the Acquisition, we do not expect our sales concentrations to change significantly and Walmart Stores, Inc. and affiliates is expected to remain our largest customer.

Well-defined portfolio strategy. Our management team has been successful in using a variety of tools and metrics in analyzing our current business as well as potential acquisition targets. We review our current portfolio by analyzing and comparing the relative performance of each product category, including sales and volume growth, profitability, and relevance to our target customers to help management focus on developing specific strategies to enhance the operating characteristics in our business. Potential acquisition targets are reviewed using an acquisition filter that considers category dynamics, strategic fit and company attractiveness. Category dynamics include a detailed analysis of the size of the overall category, consumer trends, competitive landscape and potential growth of the category. Reviewing strategic fit requires the Company to compare our core competencies, customer base, distribution network, and procurement profile with that of the target. Company attractiveness considers the product portfolio, operating performance, breadth of capabilities, management strength, and private label manufacturing scale of the target.

Successful track record of acquiring and integrating businesses. Since we began operating as an independent entity in 2005, we have completed several acquisitions. As a result of these efforts, we have expanded well beyond our original product base of pickles and non-dairy powdered creamer, adding numerous additional complementary, shelf stable food categories and expanding our product offerings into refrigerated products. We have a well-defined strategy for identifying, evaluating and integrating acquisitions that we believe differentiates us from many of our competitors. We believe that our proven acquisition capabilities will allow us to participate successfully in the ongoing consolidation trend among private label food product manufacturers.

Strong financial performance and significant cash flow generation. We have grown our net sales from $708 million in 2005 to $2,946 million in 2014, representing a compounded annual growth rate, or CAGR, of 17.2%. Net income has also increased from $12 million in 2005 to $90 million in 2014. Over this period, net income as a percentage of sales has increased 140 basis points. We have also grown our adjusted EBITDA from $76 million in 2005 to $389 million in 2014, representing a CAGR of 19.9%. We have generated strong, consistent cash flows. In 2014 we generated cash flows from operating activities of $212 million. For the nine months ended September 30, 2015, we generated $169 million of cash flows from operations. In addition, we have increased our free cash flow from $88 million in 2011 to $123 million in 2014. For the twelve months ended December 31, 2014, on a pro forma basis for the Acquisition, we would have generated net sales of $7.2 billion, a net loss of $1.9 billion (inclusive of goodwill and intangible write-offs of $2.1 billion) and adjusted EBITDA of $741.9 million. For the nine months ended September 30, 2015, on a pro forma basis for the Acquisition, we would have generated net sales of $5.2 billion, a net loss of $295.7 million (inclusive of goodwill and intangible asset write-offs of $397.2 million) and adjusted EBITDA of $532.6 million.

Strong management team. The members of our senior management team have significant packaged food industry experience and have worked on several successful ventures throughout their careers. Our senior management team has demonstrated its ability to grow our business, increasing our net sales and our adjusted EBITDA through a combination of organic growth, portfolio optimization efforts and several complementary acquisitions.

Strategy

We intend to grow our business profitably through the following strategic initiatives:

Expand partnerships with retailers. As grocery retailers become more demanding of their private label food product suppliers, they have come to expect strategic insight, product innovation, customer service and logistical economies of scale similar to those of our branded competitors. To this end, we are continually developing, investing in, and expanding our private label food product offerings and capabilities in these areas. In addition to our low cost manufacturing, we have invested in research and development, product and packaging innovation, category management, information technology systems, and other capabilities. We believe that these investments enable us to provide a broad and growing array of private label food products that generally meet or exceed the value and quality of branded competitors that have comparable sales, marketing, innovation, and category management support. We believe that we are well positioned to expand our market share with grocery retailers given our differentiated capabilities, breadth of product offerings, and geographic reach.

Utilize our scale and innovation to meet customer needs. The U.S. retail food industry has continued to bifurcate from traditional food retailers (those who carry a full array of refrigerated, frozen, and shelf stable products) to specialty retailers who cater to consumers who migrate to either end of the value spectrum. These specialty retailers tend to focus on either value offerings for consumers looking for the maximum value of their food purchases, or catering to consumers looking for the highest quality ingredients, unique packaging, or products to satisfy particular dietary needs. Also impacting the food industry is a noticeable increase in consumers that are snacking more frequently and that seek “healthy” and “better for you” foods, that include items such as fresh or freshly prepared foods, natural, organic, or specialty foods. We offer a variety of innovative products and flavor profiles in a comprehensive offering of packaging formats that include natural, organic and preservative free ingredients, that we believe meet the “good, better, and best” needs of both traditional grocers and specialty retailers.

Drive growth and profitability from our existing product portfolio. We believe we can drive organic growth from our existing product portfolio. Through insights gained from our portfolio strategy, we develop operating strategies that enable us to focus our resources and investments on products and categories that we believe offer the highest potential. Additionally, our analyses identify products and categories that lag the broader portfolio and require corrective action. We believe our portfolio strategy maximizes the full potential of all of our product offerings.

Leverage cross-selling opportunities across customers, sales channels and geographies. We are a leading manufacturer of private label food products in the United States, primarily in non-dairy powdered creamer, salad dressing, powdered drink mixes, instant hot cereals, trail mixes, and pickles, and subsequent to the Acquisition, ready to eat cereal, snack bars and pasta. However, we believe we still have significant potential for growth with grocery retailers and foodservice distributors that we currently serve in a limited manner, or that do not carry all of the products we offer. We believe that certain customers view our size and scale as an advantage over smaller private label food product producers, many of whom provide only a single category or service to a single customer or geography. Our ability to service customers across North America and across a wider spectrum of products and capabilities provides many opportunities for cross-selling to customers who seek to reduce the number of private label food product suppliers they utilize.

Growth through acquisitions. We believe we have the expertise and demonstrated ability to identify and integrate value-enhancing acquisitions. We selectively pursue acquisitions of complementary businesses that we believe are a compelling strategic fit with our existing operations and will increase shareholder value. Each potential acquisition is evaluated for merit utilizing a rigorous analysis that assesses targets for their market attractiveness, intrinsic value, and strategic fit. We believe our acquisitions have been successful and consistent with our strategy. Since we began operating as an independent company in 2005, our acquisitions have significantly added to our revenue base and allowed us to significantly diversify our product offerings. We attempt to maintain conservative financial policies when pursuing acquisitions and we believe that our proven integration strategies have resulted in deleveraging. By identifying targets that fit within our defined strategies, we believe we can continue to expand our product selection and continue our efforts to be the low-cost, high quality and innovative supplier of private label food products for our customers. During 2014, we completed our most recent acquisitions of PFF Capital Group (“Protenergy”) for approximately $143 million and Flagstone Foods for approximately $855 million. The Private Brands Business acquisition, valued at $2.7 billion, is our largest to date and further underscores our commitment to our acquisition strategy.

The Acquisition will combine two businesses with complementary strengths and cultures, creating the nation’s largest private label food and beverage manufacturer, with pro forma annual revenue in excess of $7 billion for the twelve months ended December 31, 2014. The resulting product portfolio is expected to broaden our appeal to millennials along the perimeter of the store and deepen our presence in baby boomer center stores staples. We will seek to leverage our increased scale, partnership capabilities and portfolio to support retail customer efforts to build their corporate brands and offer consumers the best combination of choice and value. In particular, we believe that the Acquisition, when and if consummated, will:

•	Provide substantial financial benefits for TreeHouse, including more highly diversified revenues and profits, and the opportunity to improve the Private Brand Business margins through purchasing synergies and the implementation of the product line simplification actions that our Bay Valley Foods business utilizes with great success.

•	Leverage depth of TreeHouse customer relationships to stabilize Private Brands Business performance through improved reliability, scale, efficiency, sales coordination, innovation and category insight.

•	Expand our product portfolio, resulting in a combined company that will manufacture and distribute items in more than 20 major product categories and utilize over 40 primary food processing technologies.

•	Extend the TreeHouse brand of innovation, service and partnership to an expanded product portfolio across the retail grocery trade, deepening our relationships with customers.

We caution you that the Acquisition may not be consummated and, even if consummated, we may not realize the anticipated benefits of the Acquisition. See “Risk Factors — Risks Related to the Acquisition.”

Recent Developments

Plant closure. On November 18, 2015, the Company announced its intention to close its City of Industry, California facility. The closure of the facility was determined after carefully reviewing the operation and identifying opportunities to lower production costs. Production is expected to cease in the first quarter of 2016 with full closure of the facility expected in the third quarter of 2016. Total costs of the closure are expected to be approximately $11.9 million, of which approximately $7.7 million is expected to be in cash. Components of the charges include non-cash asset write-offs of approximately $3.7 million, employee-related costs of approximately $2.8 million and other closure costs of approximately $5.4 million.

Private Brands Business acquisition. On November 2, 2015, the Company announced it signed a definitive agreement to acquire the Private Brands Business. We estimate that the funds necessary to consummate the acquisition of the Private Brands Business, including payment of related fees and expenses, will be approximately $2.8 billion. Closing is anticipated in the first quarter of 2016. Consummation of the Acquisition is subject to customary closing conditions. We intend to finance the Acquisition through a combination of this offering of common stock and approximately $1.8 billion in new debt, and borrowings under our Existing Revolving Credit Facility. TreeHouse has entered into a committed financing arrangement with its lenders, comprised of a combination of Secured Term A Facility, Secured Term B Facility and Bridge Facilities (as defined herein). In conjunction with the committed financing, the Company also announced that it amended its existing $1.4 billion credit facility to allow for the acquisition and the associated debt incurrence, which will become effective upon the close of the Acquisition. For a more detailed description of the Acquisition and the related transactions, see “The Transactions” included in this prospectus supplement.

Update for fourth quarter of 2015. On January 14, 2016, the Company announced that its preliminary earnings per share on a fully diluted basis for the full year 2015 are expected to be $2.61 to $2.64. Adjusted earnings per share on a fully diluted basis for the full year 2015 are expected to be $3.14 to $3.17. Preliminary net sales for the fourth quarter of 2015 of approximately $860 to $870 million, represents a decrease of over 4% from the same period last year. The expected decrease in net sales is primarily due to unfavorable Canadian foreign exchange and lower coffee pricing. Gross margins in the quarter are expected to show a 150 basis points improvement, due to improved operating performance and lower commodity costs. The expected tax rate for the quarter is 39.8%, higher than anticipated as a result of a state tax ruling late in the fourth quarter. The higher tax rate resulted in approximately a $0.05 decline in adjusted EPS. Our actual financial results for the year ended December 31, 2015 have not yet been finalized by management. As a result, our actual results may differ from the estimates above and such differences may be material. The preliminary financial information has been prepared by, and is the sole responsibility of, our management. This financial information has not been audited nor have the Company’s auditors performed any procedures with respect to this preliminary financial information.

Corporate Information

We are a Delaware corporation incorporated on January 25, 2005. Our principal executive offices are located at 2021 Spring Road, Suite 600, Oak Brook, Illinois 60523. Our telephone number is 708-483-1300. Our website address is www.treehousefoods.com. The information on or accessible through our website is not part of this prospectus supplement or the accompanying prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus supplement.

The Transactions

Private Brands Business Acquisition

On November 1, 2015, the Company and the Seller entered into the Purchase Agreement. Upon the terms and subject to the conditions of the Purchase Agreement, a subsidiary of TreeHouse will purchase all of the outstanding common stock of Ralcorp Holdings, Inc., the Missouri corporation through which the Private Brands Business is operated, resulting in the Private Brands Business becoming a 100% owned indirect subsidiary of TreeHouse.

We estimate that the funds necessary to consummate the acquisition of the Private Brands Business, including payment of related fees and expenses, will be approximately $2.8 billion. The purchase price for the Acquisition is subject to working capital and other post-closing adjustments.

Our board of directors has approved and adopted the Purchase Agreement. The Acquisition is not subject to approval by our stockholders. The Purchase Agreement also has been approved and adopted by the board of directors of its current sole stockholder, the Seller. This offering is not conditioned upon the consummation of the Acquisition.

Each party’s obligation to consummate the Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the absence of an injunction or the enactment of any law that would make the Acquisition illegal and the receipt of antitrust clearance in the United States and Canada. The antitrust waiting period expired on December 31, 2015. The parties have received a No Action Letter from the Competition Bureau Canada per the Canadian Competition Act regarding the Acquisition. In addition, subject to certain limitations, either party may terminate the Purchase Agreement if the Acquisition is not consummated on or before August 1, 2016.

For a full description of the Acquisition, see the section entitled “The Transactions” found on page S-39.

Financing Transactions

We expect that the total cash consideration payable in connection with the Acquisition, including payment of related fees and expenses, will be approximately $2.8 billion. In addition to the net proceeds from this offering, TreeHouse entered into a commitment letter with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain other lender parties thereto that provides for (i) an incremental term loan A-2 facility in an aggregate principal amount of up to $1,025.0 million (the “Term A-2 Facility”), (ii) a senior secured incremental term loan B facility in an aggregate principal amount of up to $575.0 million (the “Term B Facility” and, together with the Term A-2 Facility, the “New Incremental Facilities”) and (iii) a senior unsecured bridge facility in an aggregate principal amount of up to $1,050.0 million (the “Bridge Facility” and, together with the New Incremental Facilities, the “New Facilities”). The Company intends to undertake an exempt offering and issuance under Rule 144A and Regulation S of the Securities Act of $775.0 million aggregate principal amount of debt securities (the “New Senior Notes”) (the successful issuance of which, together with the net proceeds from the offering of common stock hereby and borrowings under the Existing Revolving Credit Facility, will eliminate the need for the Bridge Facility and the Term B Facility); however, the Bridge Facility is available to finance, in part, the Acquisition to the extent the Company does not consummate the New Senior Notes offering. There can be no assurance if or when the Company will consummate the New Senior Notes offering, the size of such offering or the terms thereof. The commitments to provide the New Facilities are subject to various conditions. In addition, the Company amended its existing $900 million revolving credit facility (the “Existing Revolving Credit Facility”), $300 million senior unsecured term loan (the “Term Loan”) and $200 million senior unsecured term loan (the “Acquisition Term Loan”) to permit the Acquisition. Borrowings to fund the Acquisition through the Existing Revolving Credit Facility are subject to the condition that there must exist at least $250.0 million of availability under the Existing Revolving Credit Facility after giving effect to such borrowings and any other borrowings under the Existing Revolving Credit Facility as of the closing date of the Acquisition. This is a one-time test and is not an ongoing requirement. At September 30, 2015, the Company had $458.9 million available under its $900 million Existing Revolving Credit Facility. As of September 30, 2015, on a pro forma basis after giving effect to the Transactions, the combined company would have had unused revolving commitments of $177.5 million under our Existing Revolving Credit Facility (after giving effect to $44.5 million of outstanding letters of credit and a $250.0 million draw to fund the Acquisition). However, during the fourth quarter the Company repaid $75 million under its Existing Revolving Credit Facility. After giving effect to the fourth quarter repayment, the unused revolving commitments would have increased to $252.5 million. The Company expects to further reduce its outstanding balance prior to the consummation of the Acquisition.

Accordingly, the Company expects to fund the Acquisition with:

•	the net proceeds from the offering of common stock hereby;

•	the Term A-2 Facility;

•	the net proceeds from the proposed offering and issuance of the New Senior Notes (or, to the extent we do not consummate the offering of the New Senior Notes, borrowings under the Bridge Facility and/or the Term B Facility); and

•	borrowings under the Existing Revolving Credit Facility.

See also the section included in this prospectus supplement entitled “Use of Proceeds.” For a more detailed description of the New Incremental Facilities, see “Description of Indebtedness.”

Any offering of the New Senior Notes will be made pursuant to separate documentation and any such New Senior Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any issuance of the New Senior Notes is subject to market and other conditions. We cannot assure you if or when we will consummate such offering or the terms thereof. Additionally, the pro forma financial statements included in any offering materials for a subsequent offering of securities may differ from the pro forma financial statements included in this prospectus supplement.

Sources and Uses

The following table illustrates the estimated sources and uses of funds for the Transactions. Actual amounts could vary from estimated amounts depending on several factors, including changes in the cash purchase price for the Acquisition and changes in our actual amount of expenses related to the Transactions. You should read the following together with the information under the headings “The Transactions” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement.

Sources of Funds	Uses of Funds
	(dollars in millions)
Term A-2 Facility (1)	$1,025	Purchase price of Acquisition (6)	$2,700
New equity offered hereby (2)	750	Estimated fees and expenses (7)	100
New Senior Notes (3)	775
Term B Facility (4)	—
Bridge Facility (4)	—
Existing Revolving Credit Facility (5)	250

Total sources of funds	$2,800	Total uses of funds	$2,800

(1)	Reflects borrowings under the incremental Term A-2 Facility.
(2)	Reflects the estimated gross cash proceeds from the issuance of TreeHouse Foods, Inc. common stock, excluding the underwriters’ option to purchase additional shares.
(3)	Reflects the proceeds from the proposed offering and issuance of debt securities in the amount of $775 million. The New Senior Notes are expected to be issued in a private placement exempt from registration under the Securities Act.
(4)	The successful issuance of the New Senior Notes, together with the net proceeds from the offering of common stock hereby and borrowings under the Existing Revolving Credit Facility, will eliminate the need for the borrowings under the Bridge Facility and the Term B Facility.
(5)	Reflects borrowings under the Existing Revolving Credit Facility. This amount may decrease by the amount of any net proceeds from any exercise of the underwriters’ option to purchase additional shares.
(6)	Reflects the consideration to be paid to the Seller for 100% of the issued and outstanding common shares of Ralcorp Holdings, Inc. The estimated purchase price does not consider working capital and other post-closing adjustments as outlined in the Purchase Agreement.
(7)	Reflects our estimate of fees and expenses associated with the Transactions, including underwriting fees, advisory fees and other fees and transaction costs. See “Unaudited Pro Forma Condensed Combined Financial Information.” There can be no assurance that such fees and expenses will not exceed our estimates.

Organizational Structure

The following chart reflects certain relevant aspects of our corporate structure, after giving effect to the Transactions:

In the event the Acquisition is not consummated, Ralcorp Holdings, Inc. and its subsidiaries would not become subsidiaries of TreeHouse.

The Offering

The summary below describes the principal terms of this offering of shares of our common stock. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of shares of our common stock, see the section entitled “Description of the Common Stock” in the accompanying prospectus. As used in this section, references to the “Company” mean TreeHouse Foods, Inc. and not any of its subsidiaries.

Issuer	TreeHouse Foods, Inc.

Common Stock Offered	shares.

Common Stock Outstanding After This Offering	shares. (1)

Option to Purchase Additional Shares	The underwriters have an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional shares of our common stock at the public offering price, less the underwriting discounts and commissions.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $ , ($ million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and our estimated expenses related to the offering. We intend to use the net proceeds to fund a portion of the cash consideration payable in connection with the Acquisition. However, the consummation of this offering is not conditioned on the closing of the Acquisition. We expect that the total cash consideration payable in connection with the Acquisition, including the payment of related fees and expenses, will be approximately $2.8 billion. In addition to the net proceeds from this offering, we expect to use the proceeds of a new term loan under our credit agreement, an exempt offering under the Securities Act of debt securities (or, to the extent we do not consummate the offering of such debt securities, borrowings under a Bridge Facility), and borrowings under the Existing Revolving Credit Facility to finance the Acquisition. See “Use of Proceeds.”

Material U.S. Federal Tax Considerations for Non-U.S. Holders of the Common Stock	For a discussion of the material U.S. federal income tax considerations relating to the ownership and disposition of our common stock by Non-U.S. Holders, see “Material U.S. Federal Income Tax considerations to Non-U.S. Holders.”

Risk Factors	Investing in our common stock involves risks. See the “Risk Factors” section beginning on page S-27 of this prospectus supplement for important information regarding us and an investment in our common stock.

NYSE Symbol	THS

Transfer Agent and Registrar	Computershare Trust Company, N.A.

(1)	The number of shares of common stock outstanding after this offering is based on the number of shares of common stock outstanding as of January 15, 2016 and the issuance of shares of common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Summary Unaudited Pro Forma Financial Information

We derived the summary unaudited pro forma data set forth below by the application of pro forma adjustments as described herein to the historical financial statements of TreeHouse incorporated by reference herein and the Private Brands Business incorporated by reference herein.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2014 gives effect to TreeHouse’s acquisition of Flagstone Foods and the Transactions as if they had occurred on January 1, 2014, combines the historical results of TreeHouse for its year ended December 31, 2014, the historical results of Flagstone Foods for the period January 1, 2014 through July 28, 2014 (its acquisition date) and the Private Brands Business for the twelve months ended February 22, 2015, and reflects pro forma adjustments that are expected to have a continuing impact on the combined results.

The historical results of TreeHouse were derived from its audited consolidated statement of income included in its Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by reference herein. The historical results of the Private Brands Business were derived from its audited carve-out statements of operations for its fiscal years ended May 31, 2015 and May 25, 2014, incorporated by reference herein, as well as its unaudited interim period carve-out statements of operations, which were used to develop fiscal periods that align with those of TreeHouse.

The unaudited pro forma condensed combined statement of income for the nine-month period ended September 30, 2015 gives effect to the Transactions as if they had occurred on January 1, 2014, combines the historical results of TreeHouse for the nine months ended September 30, 2015 and the Private Brands Business for its nine months ended November 29, 2015 and reflects pro forma adjustments that are expected to have a continuing impact on the combined results. The historical results of TreeHouse were derived from its unaudited condensed consolidated statements of income included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and incorporated by reference herein. The historical results of the Private Brands Business were derived from its unaudited carve-out statements of operations for the relevant periods within its fiscal years 2015 and 2016 as well as the audited financial statements.

The unaudited pro forma condensed combined balance sheet data at September 30, 2015 gives effect to the Transactions as if they occurred on such date and combines the historical balance sheets of TreeHouse as of September 30, 2015 and the Private Brands Business as of November 29, 2015. The TreeHouse balance sheet information was derived from its unaudited condensed consolidated balance sheet included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and incorporated by reference herein. The Private Brands Business balance sheet information was derived from its unaudited carve-out balance sheet as of November 29, 2015, incorporated by reference herein.

The unaudited pro forma condensed combined financial statements have been prepared by TreeHouse’s management for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had TreeHouse, Flagstone Foods and the Private Brands Business been a combined company during the periods presented. The pro forma adjustments are based on the preliminary assumptions and information available at the time of the preparation of this prospectus supplement.

The unaudited pro forma condensed combined statements of income exclude certain non-recurring charges that have been or will be incurred in connection with the Transactions, including (1) certain expenses related to the Transactions, including investment banker and professional fees of both TreeHouse and the Private Brands Business, and (2) the write-off of bridge and Term B Facility commitment fees that we will incur in connection with the consummation of the Transactions. These expenses total approximately $44.3 million and exclude underwriters’ fees.

The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that we may achieve as a result of the acquisition of the Private Brands Business or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

See “Unaudited Pro Forma Condensed Combined Financial Information” for a complete description of the adjustments and assumptions underlying this summary unaudited pro forma condensed combined financial information. The summary unaudited pro forma data should be read in conjunction with the information contained in “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Financial Data of the Company,” “Selected Historical Financial Data of the Private Brands Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TreeHouse,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Private Brands Business” included herein, the historical consolidated financial statements of TreeHouse included in its Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by reference herein, the historical unaudited consolidated financial statements of TreeHouse included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and incorporated by reference herein, the historical audited carve-out financial statements of the Private Brands Business for the years ended May 31, 2015 and May 25, 2014 and the historical unaudited carve-out financial statements of the Private Brands Business for the six months ended November 29, 2015 and November 23, 2014 incorporated by reference herein.

The summary unaudited pro forma financial data is presented for informational purposes only. It is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Transactions at the dates indicated, nor does it purport to project the future financial position or operating results of the combined company. The summary unaudited pro forma condensed combined statement of income does not reflect any revenue enhancements or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items directly related to the Acquisition and related financing.

	Pro Forma Last Twelve Months Ended September 30, 2015 (in thousands)	Pro Forma Nine Months Ended September 30, 2015 (in thousands)	Pro Forma Twelve Months Ended December 31, 2014 (in thousands)
Other Financial Data:
Net sales	$7,055,204	$5,178,291	$7,244,308
Depreciation and amortization	309,622	230,622	309,751
Capital expenditures (1)	214,971	154,538	203,637
Interest expense, net	139,014	103,522	141,083
Net Loss	$(1,405,821)	$(295,667)	$(1,908,615)
Adjusted EBITDA (2)	704,134	532,582	741,899

Balance Sheet Data (at period end):
Cash and cash equivalents	22,883
Working capital (3)	1,088,112
Total assets	7,124,772
Total debt	$3,373,822

(1)

Reflects capital expenditures of $57.2 million and $97.4 million for TreeHouse and the Private Brands Business for the nine months ended September 30, 2015, respectively, $92.0 million and $111.7 million for TreeHouse and the Private Brands Business for the twelve months ended December 31, 2014, respectively, and $80.4 million and $134.6 million for TreeHouse and the Private Brands Business for the last twelve months ended September 30, 2015, respectively. The amounts for the Private Brands Business were derived from the audited and unaudited interim financial information. The Private Brands Business’s capital expenditures represent estimated amounts for the TreeHouse reporting periods, based, in part, on average monthly estimates.
(2)	Adjusted EBITDA represents net income before interest expense, net, income tax expense, depreciation and amortization expense, non-cash stock based compensation, and other items that, in management’s judgment, significantly affect the assessment of operating results between periods. There are limitations with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management uses adjusted EBITDA to evaluate performance. Management believes adjusted EBITDA provides investors with helpful supplemental information regarding underlying performance from period to period. These measures may be inconsistent with measures presented by other companies. See “Non-GAAP Financial Measures” for the discussion of our use of adjusted EBITDA.
(3)	Working capital is current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term borrowings and current portion of long-term debt obligations)

The following table sets forth an unaudited reconciliation of pro forma net income to pro forma adjusted EBITDA:

	Pro Forma Last Twelve Months Ended September 30, 2015 (in thousands)	Pro Forma Nine Months Ended September 30, 2015 (in thousands)	Pro Forma Twelve Months Ended December 31, 2014 (in thousands)
Net Loss	$(1,405,821)	$(295,667)	$(1,908,615)
Income tax benefit	(154,557)	(3,315)	(106,151)
Depreciation (A)	199,049	136,250	182,875
Amortization	110,573	94,372	126,876
Interest expense, net	139,014	103,522	141,083
Stock based compensation	29,268	20,071	29,486
Foreign currency loss on translation of cash and notes	21,999	16,850	10,430
Mark-to-market adjustments	2,766	(378)	3,054
Acquisition, integration and related costs (B)	8,729	4,991	36,384
Restructuring/facility consolidation costs (C)	16,214	13,104	23,521
Debt refinancing costs	—	—	22,189
Indirect cost allocations (D)	57,900	45,561	54,888
Asset impairment charges	1,679,000	397,221	2,125,879

Adjusted EBITDA	$704,134	$532,582	$741,899

(A)	Depreciation excludes $0.1 million and $4.3 million of accelerated depreciation that is included in the Acquisition, integration and related costs line for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014, respectively.
(B)	Represents acquisition, integration and related costs incurred during such period related to Company’s acquisition of Protenergy and Flagstone Foods.
(C)	Represents restructuring costs incurred during such period by both TreeHouse and the Private Brands Business relating to supply chain and administrative efficiencies and plant closures.
(D)	Reflects allocated indirect corporate costs from Seller that TreeHouse expects will not be required or continue upon the consummation of the Acquisition.

Summary Historical Financial Information

The following tables set forth certain historical information for TreeHouse and the Private Brands Business.

TreeHouse Historical Financial Information

The following summary historical financial information as of and for each of the three years in the period ended December 31, 2014, has been derived from our audited consolidated financial statements and related notes. The historical financial information as of and for each of the nine months in the periods ended September 30, 2015 and 2014, has been derived from our unaudited consolidated financial statements and related notes. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2015, both of which are incorporated by reference in this prospectus supplement and the accompanying prospectus. See also “Where You Can Find More Information” in the accompanying prospectus and “Incorporation by Reference” in this prospectus supplement for details regarding documents incorporated by reference herein. The summary historical financial information provided below does not purport to indicate results of operations as of any future date or for any future period.

	Nine months ended September 30,		Year ended December 31,
(in thousands, except per share data)	2015	2014	2014 (1)	2013 (2)	2012 (3)
Operating data:
Net sales	$2,340,991	$2,042,589	$2,946,102	$2,293,927	$2,182,125
Cost of sales	1,878,486	1,615,333	2,339,498	1,818,378	1,728,215

Gross profit	462,505	427,256	606,604	475,549	453,910

Operating costs and expenses:
Selling and distribution	133,482	125,242	174,602	134,998	136,779
General and administrative	119,302	122,242	158,793	121,065	102,973
Amortization expense	45,772	35,524	52,634	35,375	33,546
Other operating expense, net	504	1,408	2,421	5,947	3,785

Total operating expenses	299,060	284,416	388,450	297,385	277,083

Operating income	$163,445	$142,840	$218,154	$178,164	$176,827

Other expense (income):
Interest expense	33,978	29,976	42,036	49,304	51,609
Interest income	(2,228)	(694)	(990)	(2,185)	(643)
Loss on foreign currency exchange	18,226	6,856	13,389	2,890	358
Loss on extinguishment of debt	—	22,019	22,019	—	—
Other (income) expense, net	(394)	105	5,130	3,245	1,294

Total other expense	$49,582	$58,262	$81,584	$53,254	$52,618

	Nine months ended September 30,		Year ended December 31,
(in thousands, except per share data)	2015	2014	2014 (1)	2013 (2)	2012 (3)
Income before income taxes	$113,863	$84,578	$136,570	$124,910	$124,209
Income taxes	36,208	28,615	46,690	37,922	35,846

Net income	$77,655	$55,963	$89,880	$86,988	$88,363

Net earnings per basic share	$1.81	$1.46	$2.28	$2.39	$2.44
Net earnings per diluted share	$1.78	$1.43	$2.23	$2.33	$2.38

Weighted average common shares:
Basic	43,004	38,272	39,348	36,418	36,155
Diluted	43,672	39,259	40,238	37,396	37,118

Other data:
Net Cash provided by (used in):
Operating activities	$169,190	$76,961	$211,957	$216,690	$204,559
Investing activities	$(67,145)	$(1,073,523)	$(1,089,906)	$(306,850)	$(109,362)
Financing activities	$(129,697)	$972,187	$885,189	$45,718	$(5,965)
Depreciation and amortization	$91,932	$82,925	$115,915	$108,642	$98,215
Capital expenditures	$(57,188)	$(65,392)	$(88,575)	$(74,780)	$(70,277)
Adjusted EBITDA (4)	$274,930	$271,306	$388,810	$323,412	$296,745
Free Cash Flow (5)	$112,002	$11,569	$123,382	$141,910	$134,282

Balance sheet data (at end of period):
Total assets	$3,843,722	$3,946,599	$3,903,004	$2,721,054	$2,525,873
Long-term debt	$1,307,262	$1,558,843	$1,445,488	$938,945	$898,100
Other long-term liabilities	$67,481	$35,905	$67,572	$40,058	$49,027
Deferred income tax liabilities	$319,655	$306,620	$319,454	$228,569	$212,461
Total stockholders’ equity	$1,818,874	$1,718,697	$1,759,257	$1,273,118	$1,179,255

(1)	We acquired Flagstone and Protenergy in 2014.
(2)	We acquired Cains and Associated Brands in 2013.
(3)	We acquired Naturally Fresh in 2012.
(4)	Adjusted EBITDA represents net income before interest expense, net, income tax expense, depreciation and amortization expense, non-cash stock based compensation and other items that, in management’s judgment, significantly affect the assessment of operating results between periods. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management believes adjusted EBITDA provides investors with helpful supplemental information regarding our underlying performance from period to period. This measure may be inconsistent with measures presented by other companies. See “Non-GAAP Financial Measures” for a discussion of our use of adjusted EBITDA.
(5)	Free cash flow represents cash flow from operating activities less capital expenditures. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. Management believes free cash flow provides investors with helpful supplemental information regarding our cash flow available to meet future debt service and other payment obligations, satisfy working capital requirements and make strategic investments, however, free cash flow does not represent residual cash flow available for discretionary expenditures. This measure may be inconsistent with the measures presented by other companies. See “Non-GAAP Financial Measures” for a discussion of our use of free cash flow.

The following table sets forth an unaudited reconciliation of net income to adjusted EBITDA:

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2015	2014	2014	2013	2012
Net income as reported	$77,655	$55,963	$89,880	$86,988	$88,363
Interest expense, net	31,750	29,282	41,046	47,119	50,966
Income taxes	36,208	28,615	46,690	37,922	35,846
Depreciation and amortization (1)	91,847	78,908	111,649	88,743	87,504
Stock-based compensation expense	15,503	17,102	25,067	16,118	12,824
Foreign currency loss on translation of intercompany notes	16,850	5,283	10,430	1,699	853
Mark-to-market adjustments	(378)	(90)	3,054	(937)	1,092
Acquisition, integration and related costs	4,991	32,646	36,384	12,927	3,249
Loss on investment	—	—	—	4,470	—
Restructuring/facility consolidation costs	504	1,408	2,421	28,363	16,048
Debt refinancing costs	—	22,189	22,189	—	—

Adjusted EBITDA	$274,930	$271,306	$388,810	$323,412	$296,745

(1)	Depreciation and amortization excludes accelerated depreciation of charges included in the Acquisition, integration and related costs line and the Restructuring/facility consolidation costs line of the adjusted EBITDA reconciliation. Accelerated depreciation totaled $0.1 million and $4.0 million for the nine months ended September 30, 2015 and 2014, respectively and $4.3 million, 19.9 million, and $10.7 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The following table sets forth an unaudited reconciliation of net cash provided by operating activities to free cash flow:

	Nine months ended Sept. 30,		Year ended December 31,
(in thousands)	2015	2014	2014	2013	2012
Cash flow from operating activities	$169,190	$76,961	$211,957	$216,690	$204,559
Capital expenditures	57,188	65,392	88,575	74,780	70,277

Free cash flow	$112,002	$11,569	$123,382	$141,910	$134,282

The Private Brands Business Historical Financial Information

The following table sets forth the summary historical financial data as of and for the periods indicated for the Private Brands Business. The summary historical consolidated financial data for the fiscal years ended May 31, 2015 and May 25, 2014 and the period from January 29, 2013 to May 26, 2013 have been derived from the audited carve-out financial statements of the Private Brands Business for such years. The summary historical financial data as of November 29, 2015 and for the six months ended November 29, 2015 and November 23, 2014 have been derived from the unaudited carve-out financial statements of the Private Brands Business for such periods, which contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the Private Brands Business’s financial position and results of operations for the periods presented.

The Private Brands Business historically was not operating as a separate legal entity within the Seller. Accordingly, its financial statements have been prepared on a carve-out basis. The carve-out financial statements have been derived from the consolidated financial statements and accounting records of Seller, using the historical results of operations and historical bases of assets and liabilities which comprise the Private Brands

Business. The carve-out financial statements also include allocations of certain Seller-shared expenses. Seller management believes the assumptions and methodologies underlying the allocation of shared expenses from Seller are reasonable in depicting the Private Brands Business on a carve-out basis; however, such expenses may not be indicative of the actual level of expense that would have been incurred by the Private Brands Business if it had operated as an independent company or of the costs expected to be incurred in the future. As such, the carve-out financial statements included in this prospectus supplement may not necessarily reflect the Private Brands Business’s results of operations, financial position or cash flows in the future or what its results of operations, financial position or cash flows would have been had the Private Brands Business been a stand-alone entity during the periods presented.

	Six months ended		Year ended		Four Months Ended
(in thousands)	November 29, 2015	November 23, 2014	May 31, 2015 (1)	May 25, 2014 (2)	May 26, 2013 (3)
Operating data:
Net sales	$1,856,000	$1,947,700	$3,902,400	$4,015,100	$1,300,400
Costs and expenses:
Cost of goods sold	1,626,000	1,722,400	3,469,600	3,425,300	1,115,500
Selling, general and administrative	551,600	459,200	1,996,800	1,075,900	133,500
Interest expense, net	800	1,000	1,900	1,900	500

(Loss) income before taxes	(322,400)	(234,900)	(1,565,900)	(488,000)	50,900
Income tax (benefit) expense	(19,400)	(31,200)	(130,200)	8,400	17,600

Net (loss) income	$(303,000)	$(203,700)	$(1,435,700)	$(496,400)	$33,300

Other data:
Net Cash provided by (used in):
Operating activities	$68,400	$92,700	$214,300	$311,300	$105,600
Investing activities	$(58,200)	$(42,500)	$(117,100)	$(128,000)	$(37,100)
Financing activities	$4,000	$(51,300)	$(99,400)	$(186,200)	$(317,300)
Depreciation and amortization	$101,100	$105,100	$210,000	$221,500	$68,500
Capital expenditures	$(60,100)	$(44,900)	$(119,400)	$(130,400)	$(44,600)
Adjusted EBITDA (4)	$163,200	$157,200	$305,700	$430,300	$150,500
Free Cash Flow (5)	$8,300	$47,800	$94,900	$180,900	$61,000

Balance sheet data (at end of period):
Total assets	$4,722,900		$5,064,900	$6,811,300
Long-term debt	$39,800		$40,000	$45,900
Other long-term liabilities	$703,400		$758,700	$902,100
Parent companies’ equity	$3,566,700		$3,877,400	$5,449,400

The following table sets forth an unaudited reconciliation of net income to adjusted EBITDA:

	Six Months Ended November 29, 2015	Six Months Ended November 29, 2014	Year Ended May 31, 2015	Year Ended May 25, 2014	Four Months Ended May 26, 2013
Net (loss) income	$(303,000)	$(203,700)	$(1,435,700)	$(496,400)	$33,300
Income tax (benefit) expense	(19,400)	(31,200)	(130,200)	8,400	17,600
Depreciation & amortization	101,100	105,100	210,000	221,500	68,500
Asset impairment charges	342,800	243,000	1,579,200	601,100	900
Interest expense, net	800	1,000	1,900	1,900	500
Stock based compensation	2,800	2,300	5,300	3,200	—
Restructuring charges	8,000	12,800	19,500	33,100	29,700
Indirect cost allocations (4)	30,100	27,900	55,700	57,500	—

Adjusted EBITDA (5)	$163,200	$157,200	$305,700	$430,300	$150,500

The following table sets forth an unaudited reconciliation of net cash provided by operating activities to free cash flow:

	Six Months Ended November 29, 2015	Six Months Ended November 29, 2014	Year Ended May 31, 2015	Year Ended May 25, 2014	Four Months Ended May 26, 2013
Cash flows provided from operating activities	$68,400	$92,700	$214,300	$311,300	$105,600
Capital expenditures	(60,100)	(44,900)	(119,400)	(130,400)	(44,600)

Free cash flow (6)	$8,300	$47,800	$94,900	$180,900	$61,000

(1)	Fiscal year ended May 31, 2015 includes 53 weeks.
(2)	Fiscal year ended May 25, 2014 includes 52 weeks.
(3)	Fiscal 2013 represents four months of operations (January 29, 2013 — May 26, 2013), after the acquisition of Ralcorp Holdings, Inc. by the Seller.
(4)	Reflects allocated indirect corporate costs from Seller that TreeHouse expects will not be required or continue upon consummation of the Acquisition.
(5)	Adjusted EBITDA represents net income before interest expense, net, income tax expense, depreciation and amortization expense, non-cash stock based compensation and other items that, in management’s judgment, significantly affect the assessment of operating results between periods. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. TreeHouse management believes adjusted EBITDA provides investors with helpful supplemental information regarding our underlying performance from period to period. This measure may be inconsistent with measures presented by other companies. See “Non-GAAP Financial Measures” for a discussion of our use of adjusted EBITDA.
(6)	Free cash flow represents cash flow from operating activities less capital expenditures. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure. TreeHouse management believes free cash flow provides investors with helpful supplemental information regarding our cash flow available to meet future debt service and other payment obligations, satisfy working capital requirements and make strategic investments, however, free cash flow does not represent residual cash flow available for discretionary expenditures. This measure may be inconsistent with the measures presented by other companies. See “Non-GAAP Financial Measures” for a discussion of our use of free cash flow.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risk factors described below and in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, our Quarterly Report on Form 10-Q for the nine months ended September 30, 2015 and our other reports filed from time to time with the SEC, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Some of these risk factors relate principally to our business and the Transactions. Other factors relate principally to your investment in our common stock. Before making any investment decision, you should carefully consider these risks. These risks could materially affect our business, results of operation or financial condition and affect the value of our securities. In such case, you may lose all or part of your original investment. The risks described below or incorporated by reference herein are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operation or financial condition.

Risks Related to the Business

Disruptions in the financial markets could affect our ability to fund acquisitions or to renew our outstanding credit agreements upon expiration on commercially reasonable terms.

As of December 31, 2014, we had $1,459.9 million of outstanding indebtedness, which included $554 million outstanding under our $900 million Existing Revolving Credit Facility that matures May 6, 2019, the $298.5 million Term Loan maturing on May 6, 2021, the $197.5 million Acquisition Term Loan that matures on May 6, 2019, $400 million of 4.875% notes due March 15, 2022 (the “Existing Notes” or “2022 Notes”), and $9.9 million of tax increment financing, capital lease obligations, and other debt. As of September 30, 2015, we had $1,323.8 million of outstanding indebtedness, which included $428.0 million outstanding under our $900 million Existing Revolving Credit Facility, the $296.3 million Term Loan, the $192.5 million Acquisition Term Loan, $400 million of Existing Notes and $7.1 million of tax increment financing, capital lease obligations and other debt. The inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our debt obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations. In addition, the inability to access additional borrowing at commercially reasonable terms could affect our ability to pursue additional acquisitions or to consummate the Acquisition. United States capital credit markets have experienced volatility, dislocations, and liquidity disruptions that caused tightened access to capital markets and other sources of funding. Capital and credit markets and the U.S. and global economies could be affected by additional volatility or economic downturns in the future. Events affecting the credit markets could have an adverse effect on other financial markets in the United States, which may make it more difficult or costly for us to raise capital through the issuance of common stock or other equity securities. There can be no assurance that future volatility or disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets, or a slowdown in the general economy. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business and could possibly increase our interest expense, which could have a material adverse effect on our financial results.

Fluctuations in foreign currencies may adversely affect earnings.

The Company is exposed to fluctuations in foreign currency exchange rates. The Company’s Canadian subsidiaries purchase various inputs that are based in U.S. dollars, accordingly, the profitability of the Canadian subsidiaries are subject to foreign currency transaction gains and losses that affect earnings. We manage the impact of foreign currency fluctuations related to raw material purchases using foreign currency contracts. We are also exposed to fluctuations in the value of our foreign currency investment in our Canadian subsidiaries, which include Canadian dollar denominated intercompany notes. We translate the Canadian assets, liabilities, revenues and expenses into U.S. dollars at applicable exchange rates. Accordingly, we are exposed to volatility in the translation of foreign currency earnings due to fluctuations in the value of the Canadian dollar, which negatively impacted the Company’s results of operations and financial position for the nine months ended September 30, 2015 and may impact future periods as well. The exchange rate has undergone further fluctuations in the fourth quarter of 2015.

As we are dependent upon a limited number of customers, the loss of a significant customer, or consolidation of our customer base, could adversely affect our operating results.

A limited number of customers represent a large percentage of our consolidated net sales. Our operating results are contingent on our ability to maintain our sales to these customers. The competition to supply products to these high volume customers is very strong. We expect that a significant portion of our net sales will continue to arise from a small number of customers, consisting primarily of traditional grocery retailers, mass merchandisers, and foodservice operators. For the year ended December 31, 2014, our ten largest customers accounted for approximately 54.0% of our consolidated net sales. Walmart Stores, Inc. and affiliates, our largest customer, represented approximately 18.8% of our consolidated net sales for the year ended December 31, 2014. Walmart is also the largest customer for the Private Brands Business. These customers typically do not enter into written contracts, and the contracts that they do enter into generally are terminable at will. Our customers make purchase decisions based on a combination of price, product quality, and customer service performance. If our product sales to one or more of these customers decline, this reduction may have a material adverse effect on our business, results of operations and financial condition.

Further, over the past several years, the retail grocery and foodservice industries have experienced a consolidation trend, which has resulted in mass merchandisers and non-traditional grocers gaining market share. As our customer base continues to consolidate, we expect competition to intensify as we compete for the business of fewer large customers. As this trend continues and such customers grow larger, they may seek to use their position to improve their profitability through improved efficiency, lower pricing or increased promotional programs. If we are unable to use our scale, product innovation, and category leadership positions to respond to these demands, our profitability or volume growth could be negatively impacted. Additionally, if the surviving entity of a consolidation or similar transaction is not a current customer of the Company, we may lose significant business once held with the acquired retailer.

Increases in input costs, such as ingredients, packaging materials, and fuel costs, could adversely affect earnings.

The costs of raw materials, packaging materials, and fuel have varied widely in recent years and future changes in such costs may cause our results of operations and our operating margins to fluctuate significantly. While individual input cost changes varied throughout the year, with certain costs increasing and others decreasing, input costs remained relatively flat in 2014 compared to 2013. We expect the volatile nature of these costs to continue with an overall long-term upward trend.

We manage the impact of increases in the costs of raw materials, wherever possible, by locking in prices on quantities required to meet our production requirements. The price of oil has been particularly volatile recently and there can be no assurance that our hedging activities will result in the optimal price. In addition, we attempt to offset the effect of such increases by raising prices to our customers. However, changes in the prices of our products may lag behind changes in the costs of our materials. Competitive pressures may also limit our ability to quickly raise prices in response to increased raw materials, packaging, and fuel costs. Accordingly, if we are unable to increase our prices to offset increasing raw material, packaging, and fuel costs, our operating profits and margins could be materially affected. In addition, in instances of declining input costs, customers may look for price reductions in situations where we have locked into purchases at higher costs.

Our private label and regionally branded products may not be able to compete successfully with nationally branded products.

For sales of private label products to retailers, the principal competitive factors are price, product quality, and quality of service. For sales of private label products to consumers, the principal competitive factors are price and product quality. In many cases, competitors with nationally branded products have a competitive advantage over private label products due to name recognition. In addition, when branded competitors focus on price and promotion, the environment for private label producers becomes more challenging because the price differential between private label products and branded products may become less significant.

Competition to obtain shelf space for our branded products with retailers is primarily based on the expected or historical performance of our product sales relative to our competitors. The principal competitive factors for sales of our branded products to consumers are brand recognition and loyalty, product quality, promotion, and price. Most of our branded competitors have significantly greater resources and brand recognition than we do.

Competitive pressures or other factors could cause us to lose sales, which may require us to lower prices, increase the use of discounting or promotional programs, or increase marketing expenditures, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

We operate in the highly competitive food industry.

We face competition across our product lines from other companies that have varying abilities to withstand changes in market conditions. Some of our competitors have substantial financial, marketing and other resources, and competition with them in our various business segments and product lines could cause us to reduce prices, increase capital, marketing or other expenditures, or lose sales, which could have a material adverse effect on our business and financial results. Category share and growth could also be adversely impacted if we are not successful in introducing new products.

Some customer buying decisions are based on a periodic bidding process in which the successful bidder is assured the selling of its selected product to the food retailer, super center, mass merchandiser, or foodservice distributors, until the next bidding process. Our sales volume may decrease significantly if our offer is too high and we lose the ability to sell products through these channels, even temporarily. Alternatively, we risk reducing our margins if our offer is successful but below our desired price point. Either of these outcomes may adversely affect our results of operations. Additionally, competition can impact our ability to pass on increased costs or otherwise increase prices.

We may be unsuccessful in our future acquisition endeavors, if any, which may have an adverse effect on our business.

Consistent with our stated strategy, our future growth depends, in large part, on our acquisition of additional food manufacturing businesses, products or processes. We may be unable to identify suitable targets, opportunistic or otherwise, for acquisition or make acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully implement the acquisition would depend on a variety of factors, including our ability to obtain financing on acceptable terms.

Acquisitions involve risks, including those associated with integrating the operations, financial reporting, disparate technologies, and personnel of acquired companies; managing geographically dispersed operations; the diversion of management’s attention from other business concerns; the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; unknown risks; and the potential loss of key employees, customers, and strategic partners of acquired companies. We may not successfully integrate businesses or technologies we acquire in the future and may not achieve anticipated revenue and cost benefits. Acquisitions may not be accretive to our earnings and may negatively impact our results of operations due to, among other things, the incurrence of debt, write-offs of goodwill, and amortization expenses of other intangible assets. In addition, future acquisitions could result in dilutive issuances of equity securities.

We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes, eating habits, and overall purchasing trends of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time, and our failure to anticipate, identify, or react to these changes could result in reduced demand for our products, which would adversely affect our operating results and profitability.

We may be subject to product liability claims for misbranded, adulterated, contaminated or spoiled food products.

We sell food products for human consumption, which involves risks such as product contamination or spoilage, misbranding, product tampering, and other adulteration of food products. Consumption of a misbranded, adulterated, contaminated or spoiled product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or that exceed our insurance coverage. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming, and may require management to spend time defending the claims rather than operating our business. A product that has been actually or allegedly misbranded or becomes adulterated could result in product withdrawals, product recalls, destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us, could result in a loss of confidence in our food products, which could have an adverse effect on our financial condition, results of operations, or cash flows.

New laws or regulations or changes in existing laws or regulations could adversely affect our business.

The food industry is subject to a variety of federal, state, local, and foreign laws and regulations, including those related to food safety, food labeling, and environmental matters. Governmental regulations also affect taxes and levies, healthcare costs, energy usage, international trade, immigration, and other labor issues, all of which may have a direct or indirect effect on our business or those of our customers or suppliers. Changes in these laws or regulations, or the introduction of new laws or regulations, could increase the costs of doing business for the Company, our customers, or suppliers, or restrict our actions, causing our results of operations to be adversely affected.

Increased government regulations to limit carbon dioxide and other greenhouse gas emissions as a result of concern over climate change may result in increased compliance costs, capital expenditures, and other financial obligations for us. We use natural gas, diesel fuel, and electricity in the manufacturing and distribution of our products. Legislation or regulation affecting these inputs could materially affect our profitability. In addition, climate change could affect our ability to procure needed commodities at costs and in quantities we currently experience, and may require us to make additional unplanned capital expenditures.

Our business operations could be disrupted if our information technology systems fail to perform adequately.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, system failures, security breaches, cyber-security attacks and viruses. If we are unable to prevent security breaches, we may suffer business disruption, theft of intellectual property, trade secrets, or customer information and unauthorized access to personnel, customer, or otherwise confidential information. Such unauthorized disclosure of information may lead to financial or reputational damage or penalties, which could cause significant damage to our reputation, affect our relationships with our customers, or lead to claims against the Company or governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability and ultimately harm our business. To the extent that our business is interrupted or data is lost, destroyed, or inappropriately used or disclosed, such disruptions could adversely affect our competitive position, relationships with our customers, financial condition, operating results, and cash flows. Any such damage or interruption could have a material adverse effect on our business or cause us to incur additional legal fees and costs. In addition, we may be required to incur significant costs to protect against the damage caused by these disruptions or security breaches in the future.

Changes in weather conditions, natural disasters, and other events beyond our control could adversely affect our results of operations.

Changes in weather conditions or the impact of climate change and natural disasters such as floods, droughts, frosts, earthquakes, hurricanes, fires, or pestilence, may affect the cost and supply of commodities and raw materials. Additionally, these events could result in reduced supplies of raw materials. Our competitors may be affected differently by weather conditions and natural disasters depending on the location of their suppliers and operations. Further, changes in weather could impact consumer demand and our earnings may be affected by seasonal factors including the seasonality of our supplies and such changes in consumer demand. Damage or disruption to our production or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, or other reasons could impair our ability to manufacture or sell our products. Failure to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

Disruption of our supply chain or distribution capabilities could have an adverse effect on our business, financial condition, and results of operations.

Our ability to manufacture, move, and sell products is critical to our success. We are subject to damage or disruption to raw material supplies or our manufacturing or distribution capabilities (in particular, to the extent that our raw materials are sourced globally) due to weather, including any potential effects of climate change, natural disaster, fire, terrorism, adverse changes in political conditions or political unrest, pandemic, strikes, import restrictions, or other factors that could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition, and results of operations, as well as require additional resources to restore our supply chain.

Our business could be harmed by strikes or work stoppages by our employees.

Currently, collective bargaining agreements cover a significant number of our full-time distribution, production, and maintenance employees. A dispute with a union or employees represented by a union could result in production interruptions caused by work stoppages. If a strike or work stoppage were to occur, our results of operations could be adversely affected.

Risks Related to the Acquisition

There is no assurance when or if the Acquisition will be completed. Any delay in completing the Acquisition may substantially reduce the benefits that TreeHouse expects to obtain from the Acquisition and increase the transaction costs.

Completion of the Acquisition is subject to the satisfaction or waiver of a number of conditions as set forth in the Purchase Agreement. There can be no assurance that TreeHouse and the Seller will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived and the Acquisition may not be consummated by reason of failure to so satisfy such conditions. For a discussion of the conditions to the completion of the Acquisition, see the section titled “The Transactions” included in this prospectus supplement.

If the Acquisition and the integration of the companies’ respective businesses are not completed within the expected timeframe, such delay may materially and adversely affect the synergies and other benefits that TreeHouse expects to achieve as a result of the Acquisition and could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Acquisition.

The offering of shares of common stock is not conditioned upon the consummation of the Acquisition.

This offering of shares of common stock is not conditioned upon the consummation of the Acquisition. Accordingly, by purchasing the common stock, you are investing in TreeHouse on a stand-alone basis, without the Private Brands Business, in the event that we do not consummate the Acquisition. Although certain information included in this prospectus supplement generally assumes consummation of the Acquisition, we cannot assure you that the Acquisition will be consummated on the terms described herein or at all. The consummation of the Acquisition is subject to conditions, which may or may not be satisfied. If we do not consummate the Acquisition, we will retain broad discretion to use the net proceeds from this offering of shares of common stock for any general corporate purposes, which may include other potential acquisitions, the refinancing or repayment of debt, working capital, share repurchases or capital expenditures. In making your investment decision, you should evaluate the Company both with and without consummation of the Acquisition. See “Use of Proceeds.”

Failure to complete the Acquisition could negatively impact our stock price and our future business and financial results.

Consummation of the Acquisition is subject to customary closing conditions. If the Acquisition is not completed for any reason, our ongoing business and financial results may be adversely affected, and we will be subject to a number of risks, including the following:

•	we may be required, under certain circumstances, to pay damages to Seller in connection with a termination of the Purchase Agreement;

•	we will be required to pay certain other costs relating to the Acquisition, whether or not the Acquisition is completed, such as legal, accounting, financial advisor and printing fees; and

•	matters relating to the Acquisition (including integration planning) may require substantial commitments of time and resources by our management, whether or not the Acquisition is completed, which could otherwise have been devoted to other opportunities that may have been beneficial to us.

We may also be subject to litigation related to any failure to complete the Acquisition. If the Acquisition is not completed, these risks may materialize and may adversely affect our business, financial results and financial condition, as well as the price of our common stock, which may cause the value of your investment to decline. We cannot provide any assurance that the Acquisition will be completed, that there will not be a delay in the completion of the Acquisition or that all or any of the anticipated benefits of the Acquisition will be obtained. In the event the Acquisition is materially delayed for any reason, the price of our common stock may decline.

We may not realize the expected benefits of the Acquisition because of integration difficulties and other challenges.

The success of the Acquisition will depend, in part, on our ability to realize the anticipated benefits from integrating the Private Brands Business with our existing businesses. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of the Private Brands Business include, among others:

•	failure to implement our business plan for the combined business;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	failure to retain key employees;

•	failure to retain key customers;

•	operating risks inherent in the Private Brands Business and our business;

•	the impact of any assumed legal proceedings;

•	the impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated issues, expenses and liabilities.

We may not be able to maintain the levels of revenue, earnings or operating efficiency that each of TreeHouse and the Private Brands Business had achieved or might achieve separately. In addition, we may not accomplish the integration of the Private Brands Business smoothly, successfully or within the anticipated costs or timeframe.

We will incur significant transaction and acquisition-related costs in connection with the Acquisition.

We will incur significant costs in connection with the Acquisition. The substantial majority of these costs will be non-recurring transaction expenses and costs, which may impact our results of operations. These non-recurring costs and expenses are not included in the unaudited pro forma condensed combined statements of income for the twelve months ended December 31, 2014 or the nine months ended September 30, 2015. We may incur additional costs to maintain employee morale and to retain key employees. We also expect to incur costs related to integrating the Private Brands Business.

The market price of our common stock may decline as a result of the Acquisition.

The market price of our common stock may decline as a result of the Acquisition if, among other things, we are unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of the Private Brands Business are not realized, or if the transaction costs related to the Acquisition are greater than expected, or if the financing related to the transaction is on unfavorable terms. The market price of our common stock also may decline if we do not achieve the perceived benefits of the Acquisition as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

Our substantial indebtedness could materially adversely affect our financial condition and prevent us from fulfilling our obligations.

Following the Transactions, we will have a significant amount of indebtedness. Borrowings to fund the Acquisition through the Existing Revolving Credit Facility are subject to the condition that there must exist at least $250.0 million of availability under the Existing Revolving Credit Facility after giving effect to such borrowings and any other borrowings under the Existing Revolving Credit Facility as of the closing date of the Acquisition. This is a one-time test and is not an ongoing requirement. At September 30, 2015, the Company had $458.9 million available under its $900 million Existing Revolving Credit Facility. As of September 30, 2015, on a pro forma basis after giving effect to the Transactions, our total indebtedness would have been approximately $3.4 billion, and the combined company would have had unused revolving commitments of $177.5 million under our Existing Revolving Credit Facility (after giving effect to $44.5 million of outstanding letters of credit and a $250.0 million draw to fund the Acquisition). However, during the fourth quarter of 2015 the Company repaid $75.0 million under its Existing Revolving Credit Facility. After giving effect to the fourth quarter repayment, the unused revolving commitments would have increased to $252.5 million. The Company expects to further reduce its outstanding balance prior to the consummation of the Acquisition. Based on the foregoing, the Company believes that it will have at least $250 million of availability under the Existing Revolving Credit Facility as is required to fund the Acquisition.

Additionally, there can be no assurance that the amount of indebtedness we intend to incur in connection with the Acquisition will not impact the rating of our indebtedness.

Subject to the limits contained in the credit agreement that will govern our credit facilities, the indenture that governs our Existing Notes (as defined herein), the indenture that we intend to govern the New Senior Notes and our other debt instruments, the combined company may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If the combined company does so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to our investors, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt; and if we fail to comply with these requirements, an event of default could result;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings have variable interest rates;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the agreements governing our indebtedness contain and will contain restrictive covenants that limit our ability to engage in activities that may be in our long term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. The combined company may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The agreements governing our indebtedness restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially adversely affect our financial position and results of operations. If we cannot make scheduled payments on our debt, we will be in default and holders of our notes could declare all outstanding principal and interest to be due and payable, the lenders under the credit facilities could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. Borrowings to fund the Acquisition through the Existing Revolving Credit Facility are subject to the condition that there must exist at least $250.0 million of availability under the Existing Revolving Credit Facility after giving effect to such borrowings and any other borrowings under the Existing Revolving Credit Facility as of the closing date of the Acquisition. This is a one-time test and is not an ongoing requirement. At September 30, 2015, the Company had $458.9 million available under its $900 million Existing Revolving Credit Facility. As of September 30, 2015, on a pro forma basis after giving effect to the Transactions, the combined company would have had unused revolving commitments of $177.5 million under our Existing Revolving Credit Facility (after giving effect to $44.5 million of outstanding letters of credit and a $250.0 million draw to fund the Acquisition). However, during the fourth quarter of 2015 the Company repaid $75.0 million under its Existing Revolving Credit Facility. After giving effect to the fourth quarter repayment, the unused revolving commitments would have increased to $252.5 million. The Company expects to further reduce its outstanding balance prior to the consummation of the Acquisition. Based on the foregoing, the Company believes that it will have at least $250 million of availability under the Existing Revolving Credit Facility as is required to fund the Acquisition.

The terms of the agreements governing our indebtedness may restrict our current and future operations.

The agreements governing our indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long term best interest, including restrictions on our ability to: incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem our capital stock; prepay, redeem or repurchase certain subordinated debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transactions with affiliates; enter into agreements restricting our subsidiaries’ ability to pay dividends; and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. We expect the debt we incur to finance the Acquisition will include similar restrictions.

In addition, our credit agreement requires us to maintain a total secured net leverage ratio and a minimum interest coverage ratio tested on a quarterly basis. Our ability to meet these financial covenants can be affected by events beyond our control, and we may be unable to meet the respective ratios.

A breach of the covenants or restrictions under the agreements governing our indebtedness could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In addition, an event of default under the credit agreement may permit our lenders to terminate all commitments to extend further credit under those facilities. Furthermore, if we were unable to repay the amounts due and payable under our credit facilities, the lenders under each facility could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, substantial indebtedness and credit ratings could materially adversely affect the availability and terms of our financing.

Increases in interest rates will increase the cost of servicing our debt and could reduce our profitability.

As of September 30, 2015, on a pro forma basis giving effect to the Transactions, the aggregate principal amount of our debt instruments with exposure to interest rate risk was approximately $2,191.8 million. As a result, increases in interest rates will increase the cost of servicing our financial instruments with exposure to interest rate risk and could materially reduce our profitability and cash flows. In December 2015, the U.S. Federal Reserve announced that it would gradually raise short-term interest rates over the next three years. As of September 30, 2015, on a pro forma basis giving effect to the Transactions, each one percentage point change in interest rates would result in an approximate $21.9 million change in the annual cash interest expense before any principal payment on our financial instruments with exposure to interest rate risk. See “Unaudited Pro Forma Condensed Combined Financial Information” for details regarding our pro forma debt balances.

We have a significant amount, and will have an additional amount following the Acquisition, of goodwill and intangible assets on our consolidated financial statements that is subject to impairment based upon future adverse changes in our business or prospects.

At September 30, 2015, the carrying values of goodwill and identifiable intangible assets on our balance sheet were $1,654.1 million and $661.5 million, respectively. At September 30, 2015, on a pro forma basis after giving effect to the Acquisition, we expect to have goodwill of $1,945.3 million and identifiable intangible assets of $1,633.5 million. We evaluate indefinite lived intangible assets and goodwill for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Indefinite lived intangible assets are impaired and goodwill impairment is indicated when their book value exceeds fair value. The value of goodwill and intangible assets from the allocation of purchase price from the Acquisition will be derived from our business operating plans and is susceptible to an adverse change in demand, input costs or general changes in our business or industry and could require an impairment charge in the future. The Private Brands Business has been subject to significant goodwill impairments since its January 29, 2013 acquisition by seller.

The historical and unaudited pro forma financial information included elsewhere in this prospectus supplement may not be representative of our combined results after the Acquisition, and accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

We and the Private Brands Business have operated separately and will continue to do so until the Acquisition is consummated. The historical financial statements of the Private Brands Business may be different from those that would have resulted had the Private Brands Business been operated as part of TreeHouse or from those that may result in the future from the Private Brands Business being operated as a part of TreeHouse. The pro forma financial information, which was prepared in accordance with Article 11 of the SEC’s Regulation S-X, is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Transactions been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to the Private Brands Business’s net assets. The purchase price allocation reflected in this prospectus supplement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of the Private Brands Business as of the date of the completion of the Acquisition. The pro forma statements of income do not reflect future non-recurring charges resulting from the Acquisition. The pro forma financial information does not reflect future events that may occur after the Acquisition, including the costs related to the planned integration of the Private Brands Business, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time. Additionally, the pro forma financial statements included in any offering materials for a subsequent offering of securities may differ from the pro forma financial statements included in this prospectus supplement.

Risks related to the Private Brands Business.

The Private Brands Business has substantially the same risks as described by the Company in “Risks Related to the Business” including risks related to “Increases in input costs, such as ingredients, packaging materials, and fuel costs, could adversely affect earnings,” “Fluctuations in foreign currencies may adversely affect earnings,” “As we are dependent upon a limited number of customers, the loss of a significant customer, or consolidation of our customer base, could adversely affect our operating results,” “We operate in the highly competitive food industry,” “Our private label and regionally branded products may not be able to compete successfully with nationally branded products,” “We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products,” “We may be subject to product liability claims for misbranded, adulterated, contaminated or spoiled food products,” “New laws or regulations or changes in existing laws or regulations could adversely affect our business,” “Our business operations could be disrupted if our information technology systems fail to perform adequately,” “Changes in weather conditions, natural disasters, and other events beyond our control could adversely affect our results of operations,” “Disruption of our supply chain or distribution capabilities could have an adverse effect on our business, financial condition, and results of operations” and “Our business could be harmed by strikes or work stoppages by our employees.” In addition, as further described in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Private Brands Business, the Private Brands Business’s results of operations have been negatively impacted by continued category softness, lower velocities, pricing actions, merchandizing reductions, fuel costs and impairment charges. The acquisition of the Private Brands Business could further exacerbate our exposure to one or more of these risks. The Private Brands Business’s performance reflected weak volumes and margin pressures resulting from an intense bidding environment and executional challenges in the first half of fiscal 2016 and the business continues to be subject to these challenges. The decrease in net sales during this period reflected, and continues to reflect, weak volumes driven by continued category softness, lower velocities, pricing actions, and merchandising reductions.

Risks Related to the Offering

We have not identified any specific use of the net proceeds of this offering of shares of common stock in the event the Acquisition is not completed.

Consummation of the Acquisition is subject to a number of conditions and, if the Purchase Agreement is terminated for any reason, our board of directors and management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the market price of our common stock. Because the primary purpose of this offering of shares of common stock is to provide funds to pay a portion of the consideration for the Acquisition, we have not identified a specific use for the proceeds in the event the Acquisition does not occur. Any funds received may be used by us for any corporate purpose, which may include pursuit of other business combinations, expansion of our operations, repayment of existing debt, share repurchases or other uses. The failure of our management to use the net proceeds from this offering of shares of common stock effectively could have a material adverse effect on our business and may have an adverse effect on our earnings per share.

This offering of shares of common stock is expected to be dilutive and there may be future dilution of our common stock.

Except as described under the heading “Underwriting,” we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive common stock. As part of this offering, we expect to issue             shares of common stock (or up to             shares of common stock if the underwriters exercise their option to purchase additional shares in full). We expect that this offering will have a dilutive effect on our earnings per share. The actual amount of such dilution cannot be determined at this time and will be based on numerous factors.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

A change of control (as defined in our Existing Credit Agreement) will generate an event of default under our credit facility and will make any borrowings under the credit facility immediately due. These provisions may have the effect of discouraging unsolicited takeover proposals. Additionally, our certificate of incorporation and by-laws contain provisions that could make it more difficult for a third party to acquire us in a transaction not approved by our board of directors. These provisions include:

•	a classified board of directors;

•	a prohibition on actions by our stockholders by written consent;

•	limitations on the removal of directors; and

•	advance notice requirements for proposing nominees for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

THE TRANSACTIONS

The Purchase Agreement

The following summary describes material provisions of the Purchase Agreement and is subject to, and qualified in its entirety by reference to, the Purchase Agreement, a copy of which is included as an exhibit to our Current Report on Form 8-K filed with the SEC on November 2, 2015, which is incorporated by reference into this prospectus supplement. You are urged to read the Purchase Agreement carefully and in its entirety as it is the legal document governing the Acquisition.

The following summary of the Purchase Agreement has been included to provide you with information regarding the terms of the Purchase Agreement. The representations and warranties contained in the Purchase Agreement are not intended to be a source of business or operational information about TreeHouse or the Private Brands Business as such representations and warranties are made as of a specified date, are tools used to allocate risk between the parties, are subject to contractual standards of knowledge and materiality and are modified or qualified by information contained in our public filings and in the disclosure schedules exchanged by the parties. Business and operational information regarding TreeHouse and the Private Brands Business can be found elsewhere in this prospectus supplement, our Current Report on Form 8-K filed with the SEC on November 2, 2015, and, with respect to us, in the other public documents that we file with the SEC. See “Where You Can Find More Information” in the accompanying prospectus.

Summary of the Purchase Agreement

On November 1, 2015, the Company and the Seller entered into the Purchase Agreement. Upon the terms and conditions of the Purchase Agreement, a subsidiary of TreeHouse will purchase all of the outstanding common stock of Ralcorp Holdings, Inc., the Missouri corporation through which the Private Brands Business is operated, resulting in the Private Brands Business becoming a 100% owned indirect subsidiary of TreeHouse.

We estimate that the funds necessary to consummate the acquisition of the Private Brands Business, including payment of related fees and expenses, will be approximately $2.8 billion in cash on a cash-free, debt-free basis, subject to working capital and other post-closing adjustments.

Our board of directors has approved and adopted the Purchase Agreement. The Acquisition is not subject to approval by our stockholders. The Purchase Agreement also has been approved and adopted by the board of directors of its current sole stockholder, the Seller.

Conditions to the Completion of the Acquisition

Each party’s obligation to consummate the Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the absence of an injunction or the enactment of any law that would make the Acquisition illegal and the receipt of antitrust clearance in the United States and Canada.

TreeHouse’s obligation to consummate the Acquisition is subject to the satisfaction or waiver of certain conditions, including:

•	the Seller having performed their respective covenants under the Purchase Agreement in all material respects;

•	the accuracy of the representations and warranties of the Seller contained in the Purchase Agreement;

•	all required governmental approvals have been obtained; and

•	there shall not have been any event or occurrence that has a material adverse effect on the Private Brands Business.

TreeHouse’s obligations to consummate the Acquisition are not subject to any condition related to the availability of financing.

On December 31, 2015, the waiting period under the Hart Scott Rodino Antitrust Improvements Act expired. Additionally, the parties have received a No Action Letter from the Competition Bureau Canada per the Canadian Competition Act regarding the Acquisition.

The Seller’s obligation to consummate the Acquisition is subject to the satisfaction or waiver of certain conditions, including:

•	TreeHouse having performed its covenants under the Purchase Agreement in all material respects;

•	the accuracy of the representations and warranties of TreeHouse contained in the Purchase Agreement; and

•	the purchase price shall have been paid by TreeHouse in accordance with the terms of the Purchase Agreement.

Indemnification

TreeHouse and Seller have agreed to indemnify each other for certain losses, subject to certain caps and baskets.

Termination of the Purchase Agreement

The Purchase Agreement may be terminated at any time prior to the effective time of the Acquisition under the following circumstances:

•	by the mutual written agreement of TreeHouse and the Seller;

•	by either TreeHouse or the Seller if the other party breaches any of its representations warranties, covenants or agreements in the Purchase Agreement such that the conditions to closing would not be satisfied and such conditions are incapable of being satisfied by August 1, 2016;

•	by either party if a permanent injunction or other order which is final and non-appealable is issued preventing or prohibiting the consummation of the Acquisition; or

•	by either TreeHouse or the Seller if the other party breaches any of its representations warranties, covenants or agreements in the Purchase Agreement such that the conditions to closing would not be satisfied and such breach has not been cured within 30 days’ notice to the breaching party.

Financing Transactions

We expect that the total cash consideration payable in connection with the Acquisition, including the payment of related fees and expenses, will be approximately $2.8 billion. In addition to the net proceeds from this offering, TreeHouse entered into a commitment letter with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain other lender parties thereto that provides for (i) the Term A-2 Facility pursuant to the Amendment described below, (ii) a senior secured incremental Term B Facility in an aggregate principal amount of up to $575.0 million pursuant to the Amendment described below and (iii) the Bridge Facility in an aggregate principal amount of up to $1,050.0 million. The Company intends to undertake an exempt offering and issuance of $775.0 million of the New Senior Notes under the Securities Act (and the successful issuance of such New Senior Notes, and borrowings under the Existing Revolving Credit Facility, together with the net proceeds from the offering of common stock hereby, will eliminate the need for the Bridge Facility and the Term B Facility); however, the Bridge Facility is available to finance, in part, the Acquisition to the extent the Company does not consummate the New Senior Notes offering or consummates the New Senior Notes offering for a lesser amount. Any issuance of the New Senior Notes is subject to market and other conditions. We cannot assure you if or when we will consummate such offering or the terms thereof. The commitments to provide the New Facilities are subject to various conditions. In addition, the Company amended its $900 million Existing Revolving Credit Facility, $300 million Term Loan and $200 million Acquisition Term Loan to permit the Acquisition. Borrowings to fund the Acquisition through the Existing Revolving Credit Facility are subject to the condition that there must exist at least $250.0 million of availability under the Existing Revolving Credit Facility after giving effect to such borrowings and any other borrowings under the Existing Revolving Credit Facility as of the closing date of the Acquisition. This is a one-time test and is not an ongoing requirement. At September 30,

2015, the Company had $458.9 million available under its $900 million Existing Revolving Credit Facility. As of September 30, 2015, on a pro forma basis after giving effect to the Transactions, our total indebtedness would have been approximately $3.4 billion, and the combined company would have had unused revolving commitments of $177.5 million under our Existing Revolving Credit Facility (after giving effect to $44.5 million of outstanding letters of credit and a $250.0 million draw to fund the Acquisition). However, during the fourth quarter of 2015 the Company repaid $75.0 million under its Existing Revolving Credit Facility. After giving effect to the fourth quarter repayment, the unused revolving commitments would have increased to $252.5 million. The Company expects to further reduce its outstanding balance prior to the consummation of the Acquisition. Based on the foregoing, the Company believes that it will have at least $250 million of availability under the Existing Revolving Credit Facility as is required to fund the Acquisition.

Accordingly, the Company expects to fund the Acquisition with:

•	the net proceeds from the offering of common stock hereby;

•	the Term A-2 Facility;

•	the net proceeds from the offering and issuance of the New Senior Notes (or, to the extent we do not consummate the offering of the New Senior Notes, borrowings under the Bridge Facility and/or the Term B Facility); and

•	borrowing under the Existing Revolving Credit Facility.

The Credit Agreement Amendment

On November 1, 2015, TreeHouse entered into an amendment (the “Amendment”) to its existing credit agreement (the “Existing Credit Agreement”). The Amendment, among other things, permits the establishment of the Term A-2 Facility and the Term B Facility, in each case, as incremental term loans under the Existing Credit Agreement; provided that neither the Term A-2 Facility nor the Term B Facility shall constitute usage of any dollar limit on incremental facilities, loans or commitments under the Existing Credit Agreement. Subject to customary pricing flex provisions, the Term A-2 Facility is expected to mature in five years and accrue interest at a rate of LIBOR plus 1.25% to 3.00% depending on the consolidated net leverage ratio of TreeHouse. Subject to customary pricing flex provisions, the Term B Facility is expected to mature in seven years and accrue interest at a rate of LIBOR plus 3.00% to 3.25% depending on the size and timing of any equity capital markets transactions. The Term A-2 Facility and the Term B Facility are subject to the covenants of the Existing Credit Agreement, as amended by the Amendment. The amendment also provides for TreeHouse’s existing (i) $900,000,000 Existing Revolving Credit Facility, (ii) $296,250,000 Term Loan and (iii) $192,500,000 Acquisition Term Loan to be secured on an equal and ratable basis with the New Incremental Facilities. The Amendment further provides that the financial and other covenants of the Existing Credit Agreement will be adjusted to reflect the New Facilities and the operational and strategic requirements of TreeHouse and its subsidiaries after giving effect to the New Facilities and the Acquisition. The amendment provisions of the Amendment will not become effective until the closing of the Acquisition. See “Description of Indebtedness” for a description of the Company’s indebtedness following the Transactions.

Dilution in Percentage Ownership of TreeHouse Foods, Inc. following the Acquisition

TreeHouse Foods, Inc. plans to issue $750.0 million worth of shares of TreeHouse Foods, Inc. common stock in the offering in order to fund, in part, the Acquisition, plus additional shares if the underwriters exercise their option to purchase additional shares, in whole or in part. The shareholders of TreeHouse Foods, Inc. will hold the same number of shares of common stock that they held prior to the equity issuance, however, because TreeHouse is issuing new shares of its common stock, each outstanding share of common stock held prior to the issuance will represent a smaller percentage of the total number of shares of TreeHouse outstanding after the issuance.

Board of Directors and Management of TreeHouse Foods, Inc. After the Acquisition

The directors and officers of TreeHouse Foods, Inc. immediately prior to the effective time of the Acquisition will continue to be directors and officers of TreeHouse after the Acquisition.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately              million (or approximately              million if the underwriters exercise their option to purchase additional shares with respect to the offering in full) after deducting underwriting discounts and commissions of the offering of approximately $22.5 million. We intend to use the net proceeds from this offering to finance a portion of the Acquisition. If the Acquisition is not completed, the shares will remain outstanding and we will use the proceeds of this offering for general corporate purposes, which may include acquisitions.

We expect that the total cash consideration payable in connection with the Acquisition, including the payment of related fees and expenses, will be approximately $2.8 billion. In addition to the net proceeds from this offering, we entered into a commitment letter with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain other lender parties thereto that provides for, among other things, (i) the Term A-2 Facility under the Company’s credit agreement and (ii) the Bridge Facility. The Company intends to undertake an exempt offering and issuance under the Securities Act of an assumed $775.0 million of aggregate principal amount of New Senior Notes (before deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by us in connection with such offering). The successful issuance of such New Senior Notes will eliminate, together with the net proceeds from the offering of common stock hereby and borrowings under the Existing Revolving Credit Facility, the need for the Bridge Facility and Term B Facility. Accordingly, the $2.8 billion consideration is expected to be funded by $750.0 million in gross proceeds from this offering of common stock, $1.025 billion draw on the Term A-2 Facility under the credit facility, $775.0 million from the issuance of the New Senior Notes, and borrowings of $250.0 million under our Existing Revolving Credit Facility.

The consummation of this offering of shares of common stock is not conditioned upon the closing of the Acquisition. In addition, there can be no assurance that the Acquisition or the financing thereof will be consummated under the terms contemplated, or at all. Following the completion of this offering and the consummation of the Acquisition, we may elect to refinance our existing debt or engage in additional capital market financings, including debt offerings.

The following table illustrates the estimated sources and uses of funds for the Transactions. Actual amounts could vary from estimated amounts depending on several factors, including changes in the cash purchase price for the Acquisition and changes in our actual amount of expenses related to the Transactions. You should read the following together with the information under the headings “The Transactions” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement.

Sources of Funds		Uses of Funds
(dollars in millions)
Term A-2 Facility (1)	$1,025	Purchase price of Acquisition (6)	$2,700
New equity offered hereby (2)	750	Estimated fees and expenses (7)	100
New Senior Notes (3)	775
Term B Facility (4)	—
Bridge Facility (4)	—
Existing Revolving Credit Facility (5)	250

Total sources of funds	$2,800	Total uses of funds	$2,800

(1)	Reflects borrowings under the incremental term A-2 facility.
(2)	Reflects the estimated gross cash proceeds from the issuance of TreeHouse Foods, Inc. common stock, excluding the underwriters’ option to purchase additional Shares.
(3)	Reflects proceeds from the proposed offering and issuance of debt securities in the amount of $775.0 million. The New Senior Notes are expected to be issued in a private placement exempt from registration under the Securities Act.
(4)	The successful issuance of the New Senior Notes together with the net proceeds from the offering of common stock hereby and borrowings under the Existing Revolving Credit Facility, will eliminate the need for the borrowings under the Bridge Facility and the Term B Facility.

(5)	Reflects borrowings under the Existing Revolving Credit Facility. This amount may decrease by the amount of any net proceeds from any exercise of the underwriters’ option to purchase additional shares.
(6)	Reflects the consideration to be paid to the Seller for 100% of the issued and outstanding common shares of Ralcorp Holdings, Inc. The estimated purchase price does not consider working capital and other post-closing adjustments as outlined in the Purchase Agreement.
(7)	Reflects our estimate of fees and expenses associated with the Transactions, including underwriting fees, advisory fees and other fees and transaction costs. See “Unaudited Pro Forma Condensed Combined Financial Information.” There can be no assurance that such fees and expenses will not exceed our estimates.

MARKET PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “THS.” The high and low closing sales prices of our common stock as quoted on the New York Stock Exchange for 2015, 2014 and 2013 are as follows.

	2016		2015		2014		2013
	High	Low	High	Low	High	Low	High	Low
First Quarter (1)	$76.11	$67.69	$92.90	$80.00	$74.90	$63.59	$65.15	$52.23
Second Quarter			87.64	69.44	80.07	69.85	67.41	61.16
Third Quarter			82.69	74.89	82.53	73.50	74.00	64.04
Fourth Quarter			88.11	76.54	87.95	78.63	75.19	67.07

The closing sales price of our common stock on January 19, 2016 as reported on the NYSE, was $71.61 per share. On January 15, 2016, there were 2,737 shareholders of record of our common stock.

We have not paid any cash dividends on our common stock and currently anticipate that, for the foreseeable future, any earnings will be retained for the development of our business. Accordingly, no dividends are presently expected to be declared or paid on the common stock. Moreover, our credit facility and the indenture governing our outstanding notes contain certain restrictions on our ability to pay cash dividends. The declaration of dividends is at the discretion of our board of directors.

We did not purchase any shares of our common stock in 2015, 2014 or 2013.

(1)	First Quarter of 2016 reflects the high and low sales as of January 19, 2016.

CAPITALIZATION

The below table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2015 on (i) an actual basis, (ii) an as adjusted basis after giving effect to this offering of shares of common stock, after deducting the underwriting discount and estimated offering expenses, and assuming no exercise of the underwriters’ option to purchase additional shares and (iii) an as adjusted pro forma basis after giving effect to:

•	our estimated net proceeds from this offering of shares of common stock, after deducting the underwriting discount and estimated offering expenses, and assuming no exercise of the underwriters’ option to purchase additional shares;

•	$1.025 billion draw of the Term A-2 Facility;

•	Borrowings of $250.0 million under the Existing Revolving Credit Facility;

•	the sale and issuance of an assumed $775.0 million of aggregate principal amount of debt securities pursuant to the anticipated notes offering, after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by us (or, to the extent we do not consummate the offering of the New Senior Notes, borrowings under the Bridge Facility and Term B Facility);

•	the use of proceeds from this offering of shares of common stock, the Senior Notes offering, and our term loan and credit agreement borrowings to consummate the Acquisition; and

•	the consummation of the Acquisition as if it had occurred on September 30, 2015, including the pro forma adjustments as outlined in the notes to the unaudited pro forma condensed combined financial statements included in this prospectus.

We have estimated that the net proceeds of this offering, without giving effect to the underwriters’ option to purchase additional shares, after deducting the estimated underwriting fee will be approximately $727.5 million.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Financial Data of the Company,” “Management’s Discussion and Analysis and Management’s Discussion and Analysis of TreeHouse” in this prospectus supplement and our consolidated financial statements and the related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2015, both of which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At September 30, 2015
(in thousands, except per share data)	Actual	As adjusted	Pro forma as adjusted
Cash and cash equivalents	$22,883	$749,383	$22,883

Long-term debt, including current portion:
Existing Revolving Credit facility	$428,000	$428,000	$678,000
Term Loan	296,250	296,250	296,250
Acquisition Term Loan	192,500	192,500	192,500
2022 Notes	400,000	400,000	400,000
Term A-2 Facility	—	—	1,025,000
New Senior Notes	—	—	775,000
Term B Facility	—	—	—
Bridge Facility	—	—	—
Tax increment financing and other debt	7,072	7,072	7,072

Total long-term debt, including current portion	1,323,822	1,323,822	3,373,822
Shareholders’ equity:
Preferred stock, $0.01 par value 10,000 shares authorized, none issued	—	—	—
Common stock, $0.01 par value 90,000 shares authorized, 43,091 shares issued and outstanding	431	538	538
Additional paid in capital	1,199,066	1,925,459	1,925,459
Retained earnings(1)	723,474	723,474	679,224
Accumulated other comprehensive loss	(104,097)	(104,097)	(104,097)

Total shareholders’ equity	1,818,874	2,545,374	2,501,124

Total capitalization	$3,142,696	$3,869,196	$5,874,946

(1)	Pro forma as adjusted amount reflects the payment of commitment fees associated with the unutilized Bridge Facility and Term B Facility and other uncapitalized legal and advisory fees.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 1, 2015, we entered into a definitive Purchase Agreement with Seller, pursuant to which a subsidiary of TreeHouse will purchase all of the outstanding common stock of Ralcorp Holdings, Inc., the entity through which the Private Brands Business is operated. We estimate that the funds necessary to consummate the acquisition of the Private Brands Business, including payment of related fees and expenses, will be approximately $2.8 billion. The purchase price is payable in cash at closing, and subject to adjustments for working capital and post-closing other adjustments. Consummation of the Acquisition is subject to customary closing conditions. We intend to finance the Acquisition through this offering of shares of common stock, with the balance funded under our credit agreement and through an issuance of senior notes. Accordingly, purchase price and the related transaction expenses and fees are together expected to be $2.8 billion and are expected to be funded by $750.0 million in gross proceeds from the sale of common stock, $775.0 million in gross proceeds from the exempt issuance under the Securities Act of the New Senior Notes (or, to the extent we do not consummate the offering of the New Senior Notes, borrowings under the Bridge Facility), a $1.025 billion draw of the Term A-2 Facility under the credit agreement, and $250.0 million in borrowings under the Existing Revolving Credit Facility. The consummation of this offering of shares of common stock is not conditioned upon the closing of the Acquisition. In addition, there can be no assurance that the Transactions will be consummated under the terms contemplated or at all.

We derived the unaudited pro forma data set forth below by the application of pro forma adjustments to the historical financial statements of TreeHouse incorporated by reference herein and the Private Brands Business incorporated by reference herein.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2014 gives effect to TreeHouse’s acquisition of Flagstone Foods and the Transactions as if they had occurred on January 1, 2014, combines the historical results of TreeHouse for its year ended December 31, 2014, the historical results of Flagstone Foods for the period January 1, 2014 through July 28, 2014 (its acquisition date) and the Private Brands Business for the twelve months ended February 22, 2015, and reflects pro forma adjustments that are expected to have a continuing impact on the combined results.

The historical results of TreeHouse were derived from its audited consolidated statement of income included in its Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by reference herein. The historical results of the Private Brands Business were derived from its audited carve-out statements of operations for its fiscal years ended May 31, 2015 and May 25, 2014, incorporated by reference herein, as well as its unaudited interim period carve-out statements of operations for the six months ended November 29, 2015 and November 23, 2014, incorporated by reference herein, and its unaudited interim period carve-out statements of operations for the nine months ended February 22, 2015 and February 23, 2014, not included or incorporated by reference herein, which were used to develop fiscal periods which align with those of TreeHouse.

The unaudited pro forma condensed combined statement of income for the nine-month period ended September 30, 2015 gives effect to the Transactions as if they had occurred on January 1, 2014, combines the historical results of TreeHouse for the nine months ended September 30, 2015 and the Private Brands Business for its nine months ended November 29, 2015 and reflects pro forma adjustments that are expected to have a continuing impact on the combined results. The historical results of TreeHouse were derived from its unaudited consolidated statements of income included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and incorporated by reference herein. The historical results of the Private Brands Business were derived from its unaudited carve-out statements of operations for the relevant periods within its fiscal years 2015 and 2016, as well as the audited financial statements.

The unaudited pro forma condensed combined balance sheet data at September 30, 2015 gives effect to the Transactions as if they occurred on such date and combines the historical balance sheets of TreeHouse as of September 30, 2015 and the Private Brands Business as of November 29, 2015. The TreeHouse balance sheet information was derived from its unaudited consolidated balance sheet included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and incorporated by reference herein. The Private Brands Business balance sheet information was derived from its unaudited carve-out balance sheet as of November 29, 2015 incorporated by reference herein.

The Private Brands Business was not operating as a separate legal entity within Seller. Accordingly, its financial statements have been prepared on a carve-out basis. The carve-out financial statements have been derived from the consolidated financial statements and accounting records of Seller, using the historical results of operations and historical bases of assets and liabilities which comprise the Private Brands Business. The carve-out financial statements also include allocations of certain Seller-shared expenses. Seller’s management believes the assumptions and methodologies underlying the allocation of shared expenses from Seller are reasonable in depicting the Private Brands Business on a carve-out basis; however, such expenses may not be indicative of the actual level of expense that would have been incurred by the Private Brands Business if it had operated as an independent company or of the costs expected to be incurred in the future. As such, the carve-out financial statements included in this prospectus supplement may not necessarily reflect the Private Brands Business’s results of operations, financial position or cash flows in the future or what its results of operations, financial position or cash flows would have been had the Private Brands Business been a stand-alone entity during the periods presented.

The unaudited pro forma condensed combined financial statements have been prepared by TreeHouse’s management for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had TreeHouse and the Private Brands Business been a combined company during the periods presented. The pro forma adjustments are based on the preliminary assumptions and information available at the time of the preparation of this prospectus supplement, and such assumptions are subject to charge.

The unaudited pro forma condensed combined statements of income exclude certain non-recurring charges that have been or will be incurred in connection with the Transactions, including (1) certain expenses related to the Transactions, including investment banker and professional fees of both TreeHouse and the Private Brands Business, and (2) the write-off of bridge and Term B Facility commitment fees that we will incur in connection with the consummation of the Transactions. These expenses total approximately $44.3 million and exclude underwriters’ fees.

The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that we may achieve as a result of the acquisition of the Private Brands Business or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

The unaudited pro forma data should be read in conjunction with the information contained in “Capitalization,” “Selected Historical Financial Data of the Company,” “Selected Historical Financial Data of the Private Brands Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TreeHouse,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Private Brands Business” included herein, the historical consolidated financial statements of TreeHouse included in its Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by reference herein, the historical unaudited consolidated financial statements of TreeHouse included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and incorporated by reference herein, the historical audited carve-out financial statements of the Private Brands Business for the years ended May 31, 2015 and May 25, 2014 and the historical unaudited carve-out financial statements of the Private Brands Business for the six months ended November 29, 2015 and November 23, 2014 incorporated by reference herein.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. It is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the Transactions at the dates indicated, nor does it purport to project the future financial position or operating results of the combined company. The summary unaudited pro forma condensed combined statement of income does not reflect any revenue or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items directly related to the Acquisition and related financing. The unaudited pro forma financial information included in any offering materials for a subsequent offering of debt securities may differ from the pro forma financial information contained herein.

TreeHouse Foods, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2015

(in thousands)

	As Reported TreeHouse Foods, Inc. September 30, 2015 (Note 3)	Private Brands Business (Note 4)	Acquisition and Equity Financing Pro Forma Adjustments (Note 5)	Post Equity Financing Pro Forma TreeHouse Foods, Inc. September 30, 2015	New Senior Notes Financing Pro Forma Adjustments (Note 9)	Pro Forma TreeHouse Foods, Inc. September 30, 2015
Assets
Current Assets:
Cash and cash equivalents	$22,883	$32,500	$(20,875)	$34,508	$(11,625)	$22,883
Investments	8,032	—	—	8,032	—	8,032
Receivables, net	213,631	227,000	—	440,631	—	440,631
Inventories, net	647,085	510,000	8,364	1,165,449	—	1,165,449
Deferred income taxes	28,644	—	—	28,644	—	28,644
Prepaid expenses and other current assets	36,846	36,600	—	73,446	—	73,446

Total current assets	957,121	806,100	(12,511)	1,750,710	(11,625)	1,739,085
Property, plant and equipment, net	543,559	904,500	51,870	1,499,929	—	1,499,929
Goodwill	1,654,138	1,257,700	(966,542)	1,945,296	—	1,945,296
Intangible assets, net	661,511	1,672,300	(700,300)	1,633,511	—	1,633,511
Other assets, net	27,393	3,000	279,746	310,139	(3,188)	306,951

Total assets	$3,843,722	$4,643,600	$(1,347,737)	$7,139,585	$(14,813)	$7,124,772

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$313,890	$314,200	$—	$628,090	$—	$628,090
Current portion of long-term debt	16,560	—	—	16,560	—	16,560

Total current liabilities	330,450	314,200	—	644,650	—	644,650
Long-term debt	1,307,262	—	2,050,000	3,357,262	—	3,357,262
Other long-term liabilities	387,136	234,600	—	621,736	—	621,736

Total liabilities	2,024,848	548,800	2,050,000	4,623,648	—	4,623,648
Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—	—	—	—	—
Common stock	431	—	107	538	—	538
Parent companies’ equity investment	—	2,651,400	(2,651,400)	—	—	—
Additional paid-in-capital	1,199,066	—	726,393	1,925,459	—	1,925,459
Retained earnings (deficit)	723,474	1,508,700	(1,538,137)	694,037	(14,813)	679,224
Accumulated other comprehensive loss	(104,097)	(65,300)	65,300	(104,097)	—	(104,097)

Total stockholders’ equity	1,818,874	4,094,800	(3,397,737)	2,515,937	(14,813)	2,501,124

Total liabilities and stockholders’ equity	$3,843,722	$4,643,600	$(1,347,737)	$7,139,585	$(14,813)	$7,124,772

TreeHouse Foods, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Nine Months Ended September 30, 2015

(in thousands except per share data)

	As Reported TreeHouse Foods, Inc. Nine Months Ended September 30, 2015 (Note 3)	Private Brands Business Nine Months Ended November 29, 2015 (Note 4)	Acquisition and Equity Financing Pro Forma Adjustments	Post Equity Financing Pro Forma TreeHouse Foods, Inc. Nine Months Ended September 30, 2015 (Note 5)	New Senior Notes Financing Pro Forma Adjustments (Note 9)	Pro Forma TreeHouse Foods, Inc. Nine Months Ended September 30, 2015
Net Sales	$2,340,991	$2,837,300	$—	$5,178,291	$—	$5,178,291
Cost of Sales	1,878,486	2,500,200	(3,879)	4,374,807	—	4,374,807

Gross Profit	462,505	337,100	3,879	803,484	—	803,484
Operating expenses (income):
Selling, distribution, general and administrative	298,556	713,100	(31,048)	980,608	—	980,608
Other operating expense, net	504	—	—	504	—	504

Total operating expenses (income)	299,060	713,100	(31,048)	981,112	—	981,112

Operating Income	163,445	(376,000)	34,927	(177,628)	—	(177,628)
Other expense (income):
Interest expense, net	31,750	1,200	65,866	98,816	4,706	103,522
Loss on foreign exchange	18,226	—	—	18,226	—	18,226
Other income, net	(394)	—	—	(394)	—	(394)

Total other expense	49,582	1,200	65,866	116,648	4,706	121,354

Income before income taxes	113,863	(377,200)	(30,939)	(294,276)	(4,706)	(298,982)
Income taxes	36,208	(25,800)	(11,912)	(1,504)	(1,811)	(3,315)

Net Income	$77,655	$(351,400)	$(19,027)	$(292,772)	$(2,895)	$(295,667)

Weighted average common shares:
Basic	43,004			53,718		53,718
Diluted	43,672			54,386		54,386

Basic earnings per share	$1.81			$(5.45)		$(5.50)
Diluted earnings per share	$1.78			$(5.38)		$(5.44)

TreeHouse Foods, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2014

(In thousands, except for per share data)

	Historical			Historical
	As Reported TreeHouse Foods, Inc. Year Ended December 31, 2014 (Note 3)	Flagstone Foods, Inc. Pro Forma Adjustments (Note 10)	Pro Forma Combined TreeHouse Foods, Inc. and Flagstone Foods, Inc.	Private Brands Twelve Months Ended February 22, 2015 (Note 4)	Acquisition and Equity Financing Pro Forma Adjustments (Note 5)	Post Equity Financing Pro Forma TreeHouse Foods, Inc. Year Ended December 31, 2014	New Senior Notes Financing Pro Forma Adjustments (Note 9)	Pro Forma TreeHouse Foods, Inc. Year Ended December 31, 2014
Net Sales	$2,946,102	$386,006	$3,332,108	$3,912,200	$—	$7,244,308	$—	$7,244,308
Cost of Sales	2,339,498	327,262	2,666,760	3,455,300	(17,572)	6,104,488	—	6,104,488

Gross Profit	606,604	58,744	665,348	456,900	17,572	1,139,820	—	1,139,820
Operating expenses (income):
Selling, distribution, general and administrative	386,029	44,394	430,423	2,554,800	(14,095)	2,971,128	—	2,971,128
Other operating expense, net	2,421	—	2,421	—	—	2,421	—	2,421

Total operating expenses (income)	388,450	44,394	432,844	2,554,800	(14,095)	2,973,549	—	2,973,549

Operating Income	218,154	14,350	232,504	(2,097,900)	31,667	(1,833,729)	—	(1,833,729)
Other expense (income):
Interest expense, net	41,046	5,125	46,171	1,900	86,738	134,809	6,274	141,083
Loss on foreign exchange	13,389	—	13,389	—	—	13,389	—	13,389
Loss on extinguishment of debt	22,019	—	22,019	—	—	22,019	—	22,019
Other expense (income), net	5,130	(584)	4,546	—	—	4,546	—	4,546

Total other expense	81,584	4,541	86,125	1,900	86,738	174,763	6,274	181,037

Income before income taxes	136,570	9,809	146,379	(2,099,800)	(55,071)	(2,008,492)	(6,274)	(2,014,766)
Income taxes	46,690	16,877	63,567	(146,100)	(21,202)	(103,735)	(2,416)	(106,151)

Net Income	$89,880	$(7,068)	$82,812	$(1,953,700)	$(33,869)	$(1,904,757)	$(3,858)	$(1,908,615)

Weighted average common shares:
Basic	39,348					52,802		52,802
Diluted	40,238					53,692		53,692

Basic earnings per share	$2.28					$(36.07)		$(36.15)
Diluted earnings per share	$2.23					$(35.48)		$(35.55)

TreeHouse Foods, Inc.

Notes to Unaudited Pro Forma Financial Statements

(amounts in tables in thousands)

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of TreeHouse as of September 30, 2015 and of Private Brands Business as of November 29, 2015. The unaudited pro forma condensed combined statements of income were prepared using the historical statements of income of TreeHouse for the year ended December 31, 2014 and the nine months ended September 30, 2015. The financial statements of the Private Brands Business for the twelve fiscal months ended February 22, 2015 and for the nine fiscal months ended November 29, 2015 used in the unaudited pro forma condensed combined statements of income were derived from the historical statements of operations of the Private Brands Business for the years ended May 31, 2015 and May 25, 2014, as well as its unaudited interim period carve-out statements of operations, which were used to develop fiscal periods which align with those of TreeHouse.

The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. Based on the terms of the Purchase Agreement, TreeHouse is treated as the acquirer of the Private Brands Business. Accordingly, we have adjusted the historical consolidated financial information to give effect to the impact of the consideration issued in connection with the Acquisition. The purchase price has been allocated to the acquired assets and liabilities in the unaudited pro forma condensed combined balance sheet, based on management’s preliminary estimate of their respective values. The resulting impact on the statements of income is presented in the tables that follow. Definitive allocations will be performed and finalized based upon certain valuation and other studies that will be performed by TreeHouse after the closing. Accordingly, the purchase price allocation adjustments and related amortization reflected in the following unaudited pro forma condensed combined financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair value after the closing of the Acquisition. For example, if the value of the finite-lived intangible assets increased by 10%, annual pro forma operating income would decrease by approximately $6.5 million.

Note 2 — Preliminary purchase price allocation

The purchase price for the Acquisition is approximately $2.7 billion, payable at closing and is subject to working capital and other adjustments. The purchase price of $2.7 billion has been allocated to the assets acquired and the liabilities assumed as follows:

(In thousands)
Accounts receivable	$227,000
Inventory	518,364
Property, plant and equipment	956,370
Intangible assets	972,000
Goodwill	291,158
Other assets	283,908

Total assets acquired	3,248,800

Accounts payable and accruals	(314,200)
Other long-term liabilities	(234,600)

Total liabilities assumed	(548,800)

Total purchase price	$2,700,000

We have allocated $972.0 million to intangible assets, and assigned an estimated economic life of 15 years. The determination of the preliminary fair value was primarily based upon historical intangible asset valuations in comparison to the purchase price for prior acquisitions. This value will be adjusted upon completion of the valuation analysis. The determination of useful life was also based upon historical experience. The estimated annual amortization expense for these acquired intangible assets is approximately $64.8 million, using straight line amortization, and has been included in the unaudited pro forma condensed combined statements of income for the twelve months ended December 31, 2014 and the nine months ended September 30, 2015.

Inventories reflect an adjustment of $8.4 million, versus its historical carrying value, to record the inventory at its estimated fair value. This amount is recorded in the September 30, 2015 unaudited pro forma condensed combined balance sheet. The increased inventory will temporarily increase our cost of sales after closing and therefore it is considered non-recurring and is not included in the unaudited pro forma condensed combined statements of income for the twelve months ended December 31, 2014 or the nine months ended September 30, 2015.

Property, plant and equipment reflect an adjustment of $51.9 million to record the property, plant and equipment at its estimated fair market value. Total depreciation expense on the revalued property, plant and equipment is estimated to be approximately $120.2 million for the twelve months ended December 31, 2014 and $90.2 million for the nine months ended September 30, 2015.

A preliminary deferred tax asset adjustment of $244.3 million has been recognized in accordance with accounting for income taxes. The amount primarily relates to the tax effect of the acquired intangible assets of $972.0 million and the tax effect on the difference between values assigned and the estimated tax basis of assets and liabilities acquired.

Note 3 TreeHouse historical financials

For presentation purposes, certain historical balance sheet and statement of income line items have been combined. Below is a summary of the historical line items that have been combined.

As of September 30, 2015
(in thousands)
Deferred income taxes	$319,655
Other long-term liabilities	67,481

Total other long-term liabilities	$387,136

	For the Nine Months Ended September 30, 2015	For the Year Ended December 31, 2014
	(in thousands)	(in thousands)
Selling and distribution	$133,482	$174,602
General and administrative	119,302	158,793
Amortization expense	45,772	52,634

Total selling, distribution, general and administrative	$298,556	$386,029

Interest expense	$33,978	$42,036
Interest income	(2,228)	(990)

Total interest expense, net	$31,750	$41,046

Note 4 Private Brands Business historical financials

In connection with the Acquisition, and pursuant to the terms and conditions of the Purchase Agreement, certain assets and liabilities will not be transferred upon consummation of the Acquisition. The following table reconciles the historical balance sheet of the Private Brands Business as of November 29, 2015 to the expected closing balance sheet (prior to Acquisition pro forma adjustments) used for pro forma purposes.

	As of November 29, 2015	Adjustments	Adjusted as of November 29, 2015
	(in thousands)	(in thousands)	(in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$32,500	$—	$32,500
Receivables, less allowance for doubtful accounts of $0.5 and $0.5	299,500	(72,500)	227,000
Inventories	508,400	1,600	510,000
Prepaid expenses and other current assets	41,300	(4,700)	36,600

Total current assets	881,700	(75,600)	806,100
Property plant and equipment	905,600	(1,100)	904,500
Goodwill	1,258,600	(900)	1,257,700
Brands, trademarks and other intangibles, net	1,672,300	—	1,672,300
Other assets	4,700	(1,700)	3,000

Total Assets	$4,722,900	$(79,300)	$4,643,600

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current installments of long-term debt	$—	$—	$—
Accounts payable	284,800	(43,700)	241,100
Accrued payroll	34,100	(29,500)	4,600
Other accrued liabilities	94,100	(25,600)	68,500

Total current liabilities	413,000	(98,800)	314,200
Senior long-term debt, excluding current installments	39,800	(39,800)	—
Other noncurrent liabilities	703,400	(468,800)	234,600

Total liabilities	1,156,200	(607,400)	548,800
Stockholders’ Deficit
Parent companies’ equity
Parent companies’ equity investment	5,833,800	(3,182,400)	2,651,400
Retained deficit	(2,201,800)	3,710,500	1,508,700
Accumulated other comprehensive loss	(65,300)	—	(65,300)

Total parent companies’ equity	3,566,700	528,100	4,094,800

Total liabilities and stockholders’ equity	$4,722,900	$(79,300)	$4,643,600

Additionally, for presentation purposes, certain historical balance sheet line items have been combined. Below is a summary of the historical line items that have been combined.

Adjusted As of November 29, 2015
(in thousands)
Accounts payable	$241,100
Accrued payroll	4,600
Other accrued liabilities	68,500

Total current liabilities	$314,200

The historical statements of income for the nine months ended November 29, 2015 and the twelve months ended February 22, 2015 were derived from the following financial statements:

•	Audited financial statements for fiscal years ended May 31, 2015 and May 26, 2014, incorporated by reference herein.

•	Interim financial statements for the six months ended November 29, 2015, incorporated by reference herein.

•	Interim financial statements for the year to date nine months ended February 22, 2015 and February 23, 2014, not included or incorporated by reference herein.

Note 5 Acquisition and equity pro forma adjustments

The pro forma adjustments give effect to the Acquisition under the purchase method of accounting and as financed by, the proposed offering of $750.0 million (net of underwriting fee of approximately $22.5 million) in shares of TreeHouse common stock, borrowings under the Term A-2 Facility, Term B Facility and the Bridge Facility, and the payment of fees and expenses relating to these transactions, and borrowings under the Existing Revolving Credit Facility. The table below summarizes the gross pro forma adjustments by line item and references the notes that provide further detail on each adjustment.

Balance sheet line item	Reason for pro forma adjustment	September 30, 2015 (in thousands)	Footnote Reference
Assets
Cash	Remove historical balances	$(32,500)	6
	Cash from financing	11,625	7

	Subtotal cash	(20,875)

Inventories, net	Inventory revaluation	8,364	2
Property, plant and equipment, net	Fixed asset revaluation	51,870	2
Goodwill	Purchase price allocation	(966,542)	2

Intangible assets, net	Intangible asset valuation	972,000	2
	Remove historical balances	(1,672,300)	6

	Subtotal intangible assets, net	(700,300)

Other assets, net	Debt financing costs	35,438	7
	Deferred tax asset valuation	244,308	2

	Subtotal other assets, net	279,746

Total Assets		$(1,347,737)

Liabilities and Stockholders’ Equity
Long-term debt	Term A-2 Facility borrowings	$1,025,000	7
	Term B Facility borrowings	375,000	7
	Existing Revolving Credit Facility borrowings	150,000	7
	Bridge Facility borrowings	500,000	7

	Subtotal long-term debt	2,050,000

Common stock	Issuance of common stock	107	8

Additional paid in capital	Issuance of common stock	749,893	8
	Underwriting discount	(22,500)	8
	Equity issuance costs	(1,000)	8

		726,393

Parent companies’ equity investment	Remove historical balances	(2,651,400)	6

Retained earnings (deficit)	Remove historical balances	(1,508,700)	6
	Transaction costs	(29,437)	11

		(1,538,137)
Accumulated other comprehensive loss	Remove historical balances	65,300	6

Total stockholders’ equity		(3,397,737)

Total liabilities and stockholders’ equity		$(1,347,737)

Statement of Income Line	Reason for pro forma adjustment	Year Ended December 31, 2014 (in thousands)	Nine Months Ended September 30, 2015 (in thousands)	Footnote Reference
Cost of sales	To record deprecation on revalued assets	$120,234	$90,175	2
	Removal of historical depreciation	(137,806)	(94,054)	6

	Net change in depreciation	(17,572)	(3,879)

Selling, distribution, general and administrative	Intangible asset amortization	64,800	48,600	2
	Removal of historical amortization	(78,895)	(79,648)	6

		(14,095)	(31,048)

Interest expense, net	Removal of historical interest expense, net	(1,900)	(1,200)	6
	Interest on Term A-2 Facility	33,825	25,369	7
	Interest on Term B Facility	14,679	11,009	7
	Interest on Bridge Facility	30,000	22,500	7
	Interest on Existing Revolving Credit Facility	6,000	4,500	7
	Additional interest due to increased leverage	4,134	3,688	7

		86,738	65,866
Income taxes		(21,202)	(11,912)	12

Net income		$(33,869)	$(19,027)

Note 6 Elimination of historical balances

These adjustments reflect the elimination of the Private Brands Business’s cash, identifiable intangible assets and equity as of November 29, 2015, for the purpose of presenting a pro forma balance sheet assuming the Acquisition had occurred on September 30, 2015.

Also eliminated are the Private Brands Business’s historical interest expense, amortization expense, and depreciation expense, for the twelve months ended February 22, 2015 and the nine months ended November 29, 2015. These periods were derived from the historical carve-out financial statements of the years ended May 31 , 2015 and May 25, 2014, the six months ended November 29, 2015 and November 23, 2014 and the nine months ended February 22, 2015 and February 23, 2014.

Note 7 Debt financing, assuming no New Senior Notes

These adjustments display the debt financing required to fund the Acquisition and related transaction costs, are contingent upon the closing of the Acquisition, and does not assume issuing the New Senior Notes, since they may not occur. For purposes of these unaudited pro forma condensed combined financial statements, we anticipate that we will complete a debt financing at the time the Acquisition closes. These adjustments contemplate issuing $1,025.0 million under the Term A-2 Facility with an assumed interest rate of 3.0%, $375.0 million under the Term B Facility, with an assumed interest rate of 3.75%, $150.0 million under our Existing Revolving Credit Facility, with an assumed interest rate of 3.0%, and $500.0 million under the Bridge Facility, with an assumed interest rate of 6.0%. These borrowings are expected to fund both the Acquisition and the related transaction costs, which we expect to be approximately $64.9 million, of which includes $17.8 million in other transaction fees that will be expensed, and $35.4 million in financing fees associated with the debt previously described. Financing fees of $35.4 million are expected to be deferred and amortized over the related term of the debt arrangements, ranging from 1 to 7 years. Excess cash from financing is expected to be

$11.6 million. The actual rates of interest can change from those assumed. If the actual rates that are incurred were to increase or decrease by 0.125% from those assumed in estimating pro forma interest expense, pro forma interest expense could increase or decrease by approximately $2.6 million per year. The interest rates used were based on credit spreads from our credit agreement and LIBOR rate assumptions.

Note 8 Equity offering

We intend to issue approximately $750.0 million in common stock in a public offering (net of underwriting fees of approximately $22.5 million) to fund a portion of the purchase price. Shares to be issued of 10.7 million were calculated using an estimated price of $70 per share. If the price of TreeHouse’s common stock increases or decreases by $1 per share, the number of shares required to be issued would decrease by 151,000 shares or increase by 156,000 shares, respectively. We expect to incur additional costs in connection with the issuance of common stock of approximately $1.0 million. These costs have been recorded as a reduction to additional paid in capital on the unaudited pro forma condensed combined balance sheet.

Note 9 New senior notes financing pro forma adjustments

These pro forma adjustments give effect to the issuance of the New Senior Notes as described in the Transactions. The tables below summarizes the gross pro forma adjustments by line item. The New Senior Notes, together with the net proceeds from the offering of common stock hereby and borrowings under the Existing Revolving Credit Facility, eliminate the need to borrow under the Term B Facility and Bridge Facility. As a result of issuing the New Senior Notes, the deferred fees associated with the Term B Facility and Bridge Facility would be expensed, while fees associated with the issuance of the New Senior Notes would be deferred and amortized over the maturity period. For purposes of creating the pro forma financial statements, we estimate the New Senior Notes will mature in 8 years. The actual rate of interest can change from our assumption. If the actual rate that is incurred were to increase or decrease by 0.125% from our assumption, pro forma interest expense could increase or decrease by approximately $1.0 million per year.

The table below summaries the adjustments required to issue the New Senior Notes and eliminate borrowings under the Term B Facility and Bridge Facility, together with the related impact on the pro forma statements of income:

		September 30, 2015
Balance Sheet line item	Reason for pro forma adjustment	(in thousands)
Assets
Cash	Cash used on New Senior Notes	$(11,625)
Other assets, net	Deferred New Senior Notes issuance costs	11,625
	Reversal of deferred Bridge Facility fees	(10,500)
	Reversal of deferred Term B Facility fees	(4,313)

	Other asset net change	(3,188)

Total Assets		$(14,813)

Liabilities and Stockholders’ Equity
Long-term debt	Term B Facility borrowings	$(375,000)
	Existing Revolving Credit Facility borrowings	100,000
	Bridge Facility borrowings	(500,000)
	New Senior Notes	775,000

	Long-term debt net change	—

Retained earnings (deficit)	Expense Bridge Facility Fees	(10,500)
	Expense Term B Facility Fees	(4,313)

	Retained earnings (deficit) net change	(14,813)

Total liabilities and stockholders’ equity		$(14,813)

Statement of Income line item	Reason for pro forma adjustment	Year ended December 31, 2014	Nine Months ended September 30, 2015
Interest (Expense) Income	Interest on New Senior Notes	$(47,953)	$(35,965)
	Reversal of interest on Term B Facility	14,679	11,009
	Reversal of interest on Bridge Facility	30,000	22,500
	Additional interest on Existing Revolving Credit Facility	(3,000)	(2,250)

	Net Interest expense	(6,274)	(4,706)

Income taxes	Tax impact on the interest expense adjustments	2,416	1,811

Net income (loss)		$(3,858)	$(2,895)

Note 10 Flagstone Foods, Inc. adjustments

On July 29, 2014, TreeHouse completed the Flagstone Foods, Inc. (“Flagstone”) acquisition. In the 2014 audited financial statements, we included Flagstone’s operations for the period from July 29, 2014 through December 31, 2014. The table and adjustments that follow reflect the remaining Flagstone operations in 2014. The third column, Flagstone Foods, Inc. pro forma adjustments is used in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2014.

	Flagstone Foods, Inc.
	January 1 through July 28, 2014			Pro Forma Adjustments			Pro Forma Adjusted Statement of Income
	(in thousands)			(in thousands)			(in thousands)
Net Sales	$386,006	(a	)	$—			$386,006
Cost of Sales	323,636	(a	)	3,626	(b	)	327,262

Gross Profit	62,370			(3,626)			58,744
Operating Expenses (income):
Selling and distribution	22,762	(a	)	—			22,762
General and administrative	53,213	(a	)	—			12,190
	—			(40,911)	(c	)	—
	—			(112)	(d	)	—
Amortization expense	4,009	(a	)	5,433	(e	)	9,442

Total operating expenses (income)	79,984			(35,590)			44,394

Operating income	(17,614)			31,964			14,350

Other expense (income):
Interest expense	11,788	(a	)	(6,663)	(f	)	5,125
Other expense (income), net	7,615	(a	)	(8,199)	(g	)	(584)

Total other expense	19,403			(14,862)			4,541

Income before income taxes	(37,017)			46,826			9,809
Income taxes	488	(a	)	16,389	(h	)	16,877

Net income	$(37,505)	(a	)	$30,437			$(7,068)

(a)	To reflect the historical results of Flagstone Foods, Inc. for the period from January 1, 2014 through July 28, 2014.
(b)	To reflect the increase in depreciation expense resulting from the re-valuation of fixed assets
(c)	To eliminate non-recurring acquisition costs of $40.9 million recorded in Flagstone’s historical results in connection with the Flagstone Foods, Inc. acquisition

(d)	To eliminate historical transaction and loan fees and expense a portion of the fair value of unfavorable leases
(e)	To reflect the net increase in amortization resulting from the valuation of intangible assets
(f)	To reflect the net decrease in interest expense resulting from the acquisition
(g)	To eliminate the historical adjustment for the revaluation of preferred stock warrants.
(h)	To reflect the tax effects of adjustments (a) through (g) using a tax rate of 35%

Note 11 Non-recurring acquisition expenses

We expect to incur additional transaction costs, including financial and legal advisory fees of approximately $30.4 million through the closing of the Acquisition. The total of these costs has been recorded as additional borrowings under our credit facility and $29.4 million has been recorded as a reduction to retained earnings, with $1.0 million being stock issuance costs and recorded as additional paid in capital on the unaudited pro forma condensed combined balance sheet. These costs are excluded from the unaudited pro forma condensed combined statements of income for the twelve months ended December 31, 2014 and the nine months ended September 30, 2015, as they are considered non-recurring.

Note 12 Taxes

For purposes of these unaudited pro forma condensed combined financial statements, we used a statutory rate of 38.5%. This rate is an estimate and does not take into account any possible future tax events that may occur for the combined company. The actual rate may be different.

SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY

The following historical financial statement data was derived from our consolidated financial statements. Our consolidated financial statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, have been audited by Deloitte & Touche LLP. Our condensed consolidated financial statements for the nine months ended September 30, 2015 and 2014 have not been audited. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. This information is only summary and the selected financial data below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TreeHouse” included in this prospectus supplement and our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Nine months ended September 30,		Year ended December 31,
(In thousands, except per share data)	2015	2014	2014 (1)	2013 (2)	2012 (3)	2011	2010 (4)
Operating data:
Net sales	$2,340,991	$2,042,589	$2,946,102	$2,293,927	$2,182,125	$2,049,985	$1,817,024
Cost of sales	1,878,486	1,615,333	2,339,498	1,818,378	1,728,215	1,576,688	1,385,690

Gross profit	462,505	427,256	606,604	475,549	453,910	473,297	431,334
Operating costs and expenses:
Selling and distribution	133,482	125,242	174,602	134,998	136,779	142,341	120,120
General and administrative	119,302	122,242	158,793	121,065	102,973	101,817	107,126
Amortization expense	45,772	35,524	52,634	35,375	33,546	34,402	26,352
Other operating expense, net	504	1,408	2,421	5,947	3,785	6,462	1,183

Total operating expenses	299,060	284,416	388,450	297,385	277,083	285,022	254,781

Operating income	$163,445	$142,840	$218,154	$178,164	$176,827	$188,275	$176,553
Other expense (income):
Interest expense	33,978	29,976	42,036	49,304	51,609	53,071	45,691
Interest income	(2,228)	(694)	(990)	(2,185)	(643)	(48)	—
Loss (gain) on foreign currency exchange	18,226	6,856	13,389	2,890	358	(3,510)	(1,574)
Loss on extinguishment of debt	—	22,019	22,019	—	—	—	—
Other (income) expense, net	(394)	105	5,130	3,245	1,294	(1,036)	(3,964)

Total other expense	$49,582	$58,262	$81,584	$53,254	$52,618	$48,477	$40,153

Income from continuing operations, before income taxes	$113,863	$84,578	$136,570	$124,910	$124,209	$139,798	$136,400
Income taxes	36,208	28,615	46,690	37,922	35,846	45,391	45,481

Net income	$77,655	$55,963	$89,880	$86,988	$88,363	$94,407	$90,919

Net earnings per basic share	$1.81	$1.46	$2.28	$2.39	$2.44	$2.64	$2.59
Net earnings per diluted share	$1.78	$1.43	$2.23	$2.33	$2.38	$2.56	$2.51

	Nine months ended September 30,		Year ended December 31,
(In thousands, except per share data)	2015	2014	2014 (1)	2013 (2)	2012 (3)	2011	2010 (4)
Weighted average common shares:
Basic	43,004	38,272	39,348	36,418	36,155	35,805	35,079
Diluted	43,672	39,259	40,238	37,396	37,118	36,950	36,172

Other data:
Net Cash provided by (used in):
Operating activities	$169,190	$76,961	$211,957	$216,690	$204,559	$156,071	$244,651
Investing activities	$(67,145)	$(1,073,523)	$(1,089,906)	$(306,850)	$(109,362)	$(74,302)	$(906,106)
Financing activities	$(129,697)	$972,187	$885,189	$45,718	$(5,965)	$(83,540)	$662,621
Depreciation and amortization	$91,932	$82,925	$115,915	$108,642	$98,215	$83,018	$69,778
Capital expenditures	$(57,188)	$(65,392)	$(88,575)	$(74,780)	$(70,277)	$(68,523)	$(39,543)
Balance sheet data (at end of period):
Total assets	$3,843,722	$3,946,599	$3,903,004	$2,721,054	$2,525,873	$2,404,529	$2,391,248
Long-term debt	$1,307,262	$1,558,843	$1,445,488	$938,945	$898,100	$902,929	$976,452
Other long-term liabilities	$67,481	$35,905	$67,572	$40,058	$49,027	$54,346	$38,553
Deferred income taxes	$319,655	$306,620	$319,454	$228,569	$212,461	$202,258	$194,917
Total stockholders’ equity	$1,818,874	$1,718,697	$1,759,257	$1,273,118	$1,179,255	$1,073,517	$977,966

(1)	We acquired Flagstone and Protenergy in 2014.
(2)	We acquired Cains and Associated Brands in 2013.
(3)	We acquired Naturally Fresh in 2012.
(4)	We acquired Sturm and S.T. Foods in 2010.

SELECTED HISTORICAL FINANCIAL DATA OF THE PRIVATE BRANDS BUSINESS

The following table sets forth the summary historical financial data as of and for the periods indicated for the Private Brands Business. The summary historical consolidated financial data for the fiscal years ended May 31, 2015 and May 25, 2014 and the period from January 29, 2013 to May 26, 2013 have been derived from the audited carve-out financial statements of the Private Brands Business for such periods, which have been audited by KPMG LLP, an independent public accounting firm. The summary historical financial data as of November 29, 2015 and for the six months ended November 29, 2015 and November 23, 2014 have been derived from the unaudited carve-out financial statements of the Private Brands Business for such periods, which contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the Private Brands Business’s financial position and results of operations for the periods presented. Results of interim periods are not necessarily indicative of the results expected for the full year or for future periods.

The Private Brands Business was not operating as a separate legal entity within the Seller. Accordingly, its financial statements have been prepared on a carve-out basis. The carve-out financial statements have been derived from the consolidated financial statements and accounting records of Seller, using the historical results of operations and historical bases of assets and liabilities which comprise the Private Brands Business. The carve-out financial statements also include allocations of certain Seller-shared expenses. Seller management believes the assumptions and methodologies underlying the allocation of shared expenses from Seller are reasonable in depicting the Private Brands Business on a carve-out basis; however, such expenses may not be indicative of the actual level of expense that would have been incurred by the Private Brands Business if it had operated as an independent company or of the costs expected to be incurred in the future. As such, the carve-out financial statements included in this prospectus supplement may not necessarily reflect the Private Brands Business’s results of operations, financial position or cash flows in the future or what its results of operations, financial position or cash flows would have been had the Private Brands Business been a stand-alone entity during the periods presented.

	Six months ended November,		Year ended May,		Four Months Ended May
(in thousands)	2015	2014	2015 (1)	2014 (2)	2013 (3)
Operating data:
Net sales	$1,856,000	$1,947,700	$3,902,400	$4,015,100	$1,300,400
Costs and expenses:
Cost of goods sold	1,626,000	1,722,400	3,469,600	3,425,300	1,115,500
Selling, general and administrative	551,600	459,200	1,996,800	1,075,900	133,500
Interest expense, net	800	1,000	1,900	1,900	500

(Loss) income before taxes	$(322,400)	$(234,900)	$(1,565,900)	$(488,000)	$50,900
Income tax (benefit) expense	(19,400)	(31,200)	(130,200)	8,400	17,600

Net (loss) income	$(303,000)	$(203,700)	$(1,435,700)	$(496,400)	$33,300

Other data:
Net Cash provided by (used in):
Operating activities	$68,400	$92,700	$214,300	$311,300	$105,600
Investing activities	$(58,200)	$(42,500)	$(117,100)	$(128,000)	$(37,100)
Financing activities	$4,000	$(51,300)	$(99,400)	$(186,200)	$(317,300)
Depreciation and amortization	$101,100	$105,100	$210,000	$221,500	$68,500
Capital expenditures	$(60,100)	$(44,900)	$(119,400)	$(130,400)	$(44,600)

Balance sheet data (at end of period):
Total assets	$4,722,900		$5,064,900	$6,811,300
Long-term debt	$39,800		$40,000	$45,900
Other long-term liabilities	$703,400		$758,700	$902,100
Parent companies’ equity	$3,566,700		$3,877,400	$5,449,400

(1)	Fiscal year ended May 31, 2015 and includes 53 weeks.
(2)	Fiscal year ended May 25, 2014 and includes 52 weeks.
(3)	Fiscal 2013 represents four months of operations (January 29, 2013 to May 26, 2013), after the acquisition of Ralcorp Holdings, Inc. by the Seller.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of both TreeHouse and the Private Brand Business covers periods prior to the consummation of the Acquisition and does not give any effect to the Acquisition. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Acquisition will have on us, including, without limitation, increased leverage, the impact of purchase accounting and debt service requirements. You should read the following discussion and analysis in conjunction with the financial statements and related notes and the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus supplement and the documents incorporated by reference.

This discussion and analysis contains forward-looking statements that are based on management’s current expectations, estimates and projections about the business and operations of both TreeHouse and the Private Brands Business. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors, including the factors we describe under “Cautionary Statements Regarding Forward Looking Information,” “Risk Factors” and elsewhere in this prospectus supplement.

General

TreeHouse is a consumer packaged food and beverage manufacturer servicing retail grocery, food away from home, and industrial and export customers and was created from Dean Foods Company’s spin-off of certain of its specialty businesses to its shareholders. Since we began operating as an independent entity in June 2005, we have completed several acquisitions and significantly expanded our product offerings. We manufacture a variety of shelf stable, refrigerated, and fresh products and have a comprehensive offering of packaging formats and flavor profiles; we also offer natural, organic, and preservative-free ingredients in many categories. We believe we are the largest manufacturer of private label salad dressings, non-dairy powdered creamer, powdered drink mixes, and instant hot cereals in the United States and Canada, and the largest manufacturer of private label pickles and trail mixes in the United States, based on volume.

The Private Brands Business is primarily engaged in manufacturing, distributing and marketing private-label and other regional and value-brand food products in the grocery, mass merchandise, drugstore and foodservice channels.

The Private Brands Business’s primary product categories include snacks, retail bakery, pasta, cereal, bars and condiments. Products offered by the Private Brands Business include: ready-to-eat and hot cereals; nutritional and cereal bars; snack mixes, crackers and cookies; snack nuts; mayonnaise; jams and jellies; syrups; sauces; frozen griddle products, including pancakes, waffles and French toast; refrigerated dough; in-store bakery products and dry pasta.

Effects of the Transactions

Purchase Agreement

On November 1, 2015, the Company and the Seller entered into the Purchase Agreement, pursuant to which, subject to the satisfaction or waiver of certain conditions, the Seller agreed to sell the Private Brands Business to TreeHouse for $2.7 billion in cash on a cash-free, debt-free basis, subject to working capital and other adjustments. We estimate that the funds necessary to consummate the acquisition of the Private Brands Business, including payment of related fees and expenses, will be approximately $2.8 billion. The obligation of the parties to close the Acquisition is subject to customary closing conditions, including, among others, (i) the receipt of antitrust clearance in the United States and Canada; and (ii) the absence of legal restraints or prohibitions. Following the consummation of the Acquisition, the Private Brands Business shall be a 100% owned indirect subsidiary of TreeHouse. On December 31, 2015, the waiting period under the Hart Scott Rodino Antitrust Improvements Act expired. Additionally, the parties have received a No Action Letter from the Competition Bureau Canada per the Canadian Competition Act regarding the Acquisition.

For additional information regarding the Purchase Agreement and the other agreements to be entered into in connection with the Transactions, see “The Transactions.”

Potential Acquisition-Related Cost Savings

In connection with the acquisition, we have identified synergies and cost savings that we expect to achieve upon integration of the Private Brands Business that will have a positive effect on adjusted EBITDA when compared to recent operating history of the separate companies. Expected cost savings or synergies have not been reflected in our presentation of pro forma adjusted EBITDA. Unless otherwise noted, identified synergies and cost savings discussed below do not take into consideration additional expenses that we expect to incur in future periods, including interest expense, depreciation and amortization and other expenses, or integration costs.

We believe we can achieve synergies and cost savings as a result of the Transactions that are not reflected in supplemental adjustments to pro forma adjusted EBITDA. We expect to achieve savings in procurement and our supply chain, namely distribution and logistics. To achieve these synergies and cost savings, we will incur one-time costs related to information technology, employees (severance, relocation and new hires) and facilities (lease termination, asset disposition and relocation, new or expanded facilities). In addition, our goal is to improve the Private Brands Business margins by at least 100 basis points by year 3 through operational improvements and efficiency. However, actual synergies, cost savings and margin improvements, the costs required to realize them, and their source, could differ materially from our expectations, and we cannot assure you that we will achieve the full amount of synergies and cost savings on the schedule anticipated or at all. See “Risk Factors — Risks Related to the Acquisition—We may not realize the expected benefits of the Acquisition because of integration difficulties and other challenges.” Also, integrating TreeHouse’s business with that of the Private Brands Business may divert the attention of management away from operations.

Effects on Our Financial Statements

Purchase Accounting

Our financial statements in the future will vary in important respects from the historical financial statements of TreeHouse contained in this prospectus supplement. We will account for the acquisition of the Private Brands Business using the purchase method of accounting. As a result, the purchase price for the Private Brands Business of approximately $2.7 billion (which does not include the payment of related fees and expenses), which is subject to working capital and other adjustments, will be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values as of the date of the Acquisition. The excess of the purchase price over these allocations will be assigned to goodwill, which is not amortized for accounting purposes, but is subject to testing for impairment at least annually. The allocation of the purchase price of the assets acquired in the Acquisition will result in a significant increase in amortization and depreciation expense relating to our acquired intangible assets and manufacturing assets because we will record the fair value of the acquired intangible and adjust the book value of the acquired manufacturing assets to fair value. We will adjust the remaining depreciable lives of the manufacturing assets to reflect the estimated useful lives for purposes of calculating periodic depreciation, and we will amortize the intangible assets over their estimated useful lives. We will also adjust the value of the inventory to its respective fair value, which will likely lower our gross margin in the period subsequent to the closing of the Transactions.

For purposes of the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus supplement, management has made a preliminary allocation of the estimated purchase price of the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates of their fair value. A final determination of the estimated fair values, which cannot be made prior to the completion of the

Acquisition, will be based on the actual net tangible and intangible assets of the Private Brands Business that exist as of the date of completion of the Acquisition. The actual amounts recorded as of the completion of the Acquisition may differ materially from the information presented in the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus supplement. In addition to the completion of the final valuation, the impact of future integration activities, the timing of completion of the transaction and other changes in the Private Brands Business’s net tangible and intangible assets that may occur prior to the completion of the Acquisition, could cause material differences in the information presented in this prospectus supplement. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Increased Leverage

As of September 30, 2015, after giving pro forma effect to the Transactions, the combined company would have had approximately $3.4 billion in outstanding indebtedness represented by borrowings of $1,025.0 million in a new Term A-2 Facility, $775.0 million in New Senior Notes (or, to the extent we do not consummate the offering of New Senior Notes, borrowings under the Bridge Facility), and $1,573.0 million in outstanding borrowings (including amounts borrowed under the Existing Credit Agreement and our Existing Notes), with additional borrowing capacity available under the Existing Revolving Credit Facility. For the nine months ended September 30, 2015, our pro forma net interest expense would have been approximately $103.5 million based on an assumed weighted average interest rate of 4.7% for the Term A-2 Facility, New Senior Notes and borrowings under the Existing Revolving Credit Facility, as well as an increase in the credit spread on our Existing Credit Agreement that will become effective with the Amendment as described in the section titled “The Transactions.” An increase or decrease of 1% in the interest rate would increase or decrease pro forma interest expense by $21.9 million over such period. As a result of the Transactions, our leverage will be higher than historical levels and our interest expense will be significant in the periods following the consummation of the Transactions. While we believe we will have sufficient liquidity following the Transactions, the increase in our leverage and the portion of our cash flow from operations dedicated to servicing our indebtedness may make us more vulnerable to a downturn in our business, industry or the economy in general. See “Risk Factors — Risks Related to the Acquisition —“Our substantial indebtedness could materially adversely affect our financial condition and prevent us from fulfilling our obligations.”

Transactions-Related Expenses

We will incur certain charges in connection with the completion of the Acquisition, including (i) our transaction costs that would be expensed upon the closing of the Transactions, such as investment banker and other professional fees, (ii) the write-off of bridge and Term B Facility commitment fees that we will incur in connection with the consummation of the Transactions, and (iii) underwriters fees. In the aggregate, we estimate these charges will be approximately $100 million and will be recorded in the period in which the Transactions are completed. The unaudited pro forma condensed combined financial information set forth elsewhere in this prospectus supplement do not reflect these charges. There can be no assurance that such fees will not be higher, which may have an impact on our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TREEHOUSE

Business Overview

TreeHouse is a consumer packaged food and beverage manufacturer servicing retail grocery, food away from home, and industrial and export customers. We manufacture a variety of shelf stable, refrigerated, and fresh products. Our product categories include beverages; salad dressings; snacks; beverage enhancers; pickles; Mexican and other sauces; soup and infant feeding; cereals; dry dinners; aseptic products; jams; and other products. We have a comprehensive offering of packaging formats and flavor profiles, and we also offer natural, organic, and preservative-free ingredients in many categories. We believe we are the largest manufacturer of private label salad dressings, non-dairy powdered creamer, powdered drink mixes, and instant hot cereals in the United States and Canada, the largest manufacturer of private label pickles, and trail mixes in the United States, based on sales volume and the largest manufacturer of private label jams in Canada.

We discuss the following segments in this Management’s Discussion and Analysis of Financial Condition and Results of Operations: North American Retail Grocery, Food Away From Home, and Industrial and Export. The key performance indicators of our segments are net sales dollars and direct operating income, which is gross profit less the cost of transporting products to customer locations (referred to in the tables below as “freight out”), commissions paid to independent sales brokers, and direct selling and marketing expenses. The segment results are presented on a consistent basis with the manner in which the Company reports its results to the chief operating decision maker, and does not include an allocation of taxes and other corporate expenses (which includes interest expense and expenses associated with restructurings). See Note 20 of the Condensed Consolidated Financial Statements included our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 for additional information on the presentation of our reportable segments.

Our current operations consist of the following:

•	North American Retail Grocery — Our North American Retail Grocery segment sells primarily private label products to customers within the United States and Canada. These products include non-dairy powdered creamers; sweeteners; condensed, ready to serve, and powdered soups, broths, and gravies; refrigerated and shelf stable salad dressings and sauces; pickles and related products; Mexican and other sauces; jams and pie fillings; aseptic products; liquid non-dairy creamer; powdered drinks; single serve hot beverages; specialty teas; hot cereals; baking and mix powders; macaroni and cheese; skillet dinners; snack nuts, trail mixes, dried fruit, and other wholesome snacks.

•	Food Away From Home — Our Food Away From Home segment sells non-dairy powdered creamers; sweeteners; pickles and related products; Mexican and other sauces; refrigerated and shelf stable dressings; aseptic products; hot cereals; powdered drinks; and single serve hot beverages to foodservice customers, including restaurant chains and food distribution companies, within the United States and Canada.

•	Industrial and Export — Our Industrial and Export segment includes the Company’s co-pack business and sales to industrial customers for use in industrial applications, including products for repackaging in portion control packages and for use as ingredients by other food manufacturers. This segment sells non-dairy powdered creamer; baking and mix powders; pickles and related products; refrigerated and shelf stable salad dressings; Mexican sauces; aseptic products; soup and infant feeding products; hot cereal; powdered drinks; single serve hot beverages; specialty teas; nuts; and other products. Export sales are primarily to industrial customers outside of North America.

The following discussion and analysis presents the factors that had a material effect on our results of operations for the three and nine months ended September 30, 2015 and September 30, 2014. Also discussed is our financial position as of the end of those periods. This discussion should be read in conjunction with the Condensed Consolidated Financial Statements and the Notes to those Condensed Consolidated Financial Statements included our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. This Management’s

Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Information” for a discussion of the uncertainties, risks and assumptions associated with these statements.

From a macroeconomic perspective, the economy in the United States continued to show variability. Additionally, recent data shows that spending on food continues to decline as a percentage of total expenditures. These facts have resulted in weak performance in many sectors of the economy, including food and beverage, during the third quarter of 2015, with volume declines affecting many food and beverage industry participants, with private label products experiencing higher volume losses as compared to branded products.

While general volume growth appears to be limited in the short term, and many of the product categories the Company participates in are showing volume declines, certain retail sectors are experiencing growth as consumers continue to snack and seek out “healthy” and “better for you” foods. “Healthy” and “better for you” foods include items such as fresh or freshly prepared foods, natural, organic, or specialty foods, most of which are located in the perimeter of the store. Recent data also shows that consumers are moving away from national brand equivalents to either premium or opening price point products. This trend impacts many food processors as they look to meet consumer demand. In an effort to respond to shifting consumer demand, the Company offers an increasing variety of snacks and natural and organic products. In addition to these retail growth areas, the food away from home sector appears to be showing positive momentum, as same store sales appears to be improving.

During the third quarter of 2015, net sales increased approximately 0.4% when compared to the same period last year, as recent acquisitions offset the impact of reduced volume/mix, unfavorable Canadian foreign exchange, and lower pricing. Overall, the Company’s volume/mix decreased 4.3% in the third quarter of 2015 versus the same quarter of the prior year. Volume/mix in North American Retail Grocery and Food Away From Home decreased 6.5% and 2.9%, respectively, while volume/mix in Industrial and Export increased 7.2% in the quarter. The Company’s lower third quarter volumes are across all categories and are reflective of the overall decrease experienced in the private label industry in the past quarter. The Company believes lower volumes are due to competitive pressures, as well as an overall industry stagnation.

Total direct operating income, the measure of our segment profitability, increased in the third quarter of 2015 by approximately 1.3% over the same period last year, primarily from acquisitions. Despite a slight increase in total dollars, direct operating income as a percentage of net sales was flat, resulting from a higher mix of lower margin sales from recent acquisitions. Also negatively impacting profitability are a shift in legacy sales mix, reduced pricing (primarily in our single serve hot beverage products), and unfavorable Canadian foreign exchange. These offset favorability provided by efficiencies and cost reductions.

The overarching themes in the third quarter of 2015 impacting each of our segments are: (1) the Company’s beverages products (predominately in the North American Retail Grocery segment) struggled to meet Company expectations due to increased competition and lower than expected industry growth, (2) the Company’s legacy products (excluding the beverages products) increased relative profitability, despite lower tonnage, and (3) continued unfavorable Canadian foreign exchange rates reduced topline sales and profitability.

As compared to the third quarter last year, the Company’s sales mix shifted, and higher margin products like single serve hot beverages represent a lower percentage of total net sales. Lower sales and profitability of single serve hot beverages is a result of competitive pressures that the Company expects to continue throughout this year. While confronting the challenges in single serve hot beverages, the Company has continued to focus on simplification and other improvements, resulting in higher relative profits on other legacy products, as compared to the same period last year.

During the third quarter of 2015, the average Canadian dollar exchange rate was approximately 17% weaker than the same period last year, impacting both net sales and profitability. The Company estimates that net sales were negatively impacted by approximately 2%. To help mitigate further profitability erosion, the Company closely monitors the Canadian / U.S. dollar exchange rate and at times, enters into foreign currency contracts.

Results of Operations of TreeHouse — For the Three and Nine Months Ended September 30, 2015 and 2014

The following table presents certain information concerning our financial results, including information presented as a percentage of net sales:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2015		2014		2015		2014
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)				(Dollars in thousands)
Net sales	$798,638	100.0%	$795,726	100.0%	$2,340,991	100.0%	$2,042,589	100.0%
Cost of sales	639,941	80.1	637,138	80.1	1,878,486	80.2	1,615,333	79.1

Gross profit	158,697	19.9	158,588	19.9	462,505	19.8	427,256	20.9
Operating expenses:
Selling and distribution	44,887	5.6	47,631	6.0	133,482	5.7	125,242	6.1
General and administrative	36,535	4.6	47,864	6.0	119,302	5.1	122,242	6.0
Other operating expense, net	154	—	170	—	504	—	1,408	0.1
Amortization expense	14,893	1.9	14,958	1.9	45,772	2.0	35,524	1.7

Total operating expenses	96,469	12.1	110,623	13.9	299,060	12.8	284,416	13.9

Operating income	62,228	7.8	47,965	6.0	163,445	7.0	142,840	7.0
Other expenses (income):
Interest expense	10,914	1.4	10,102	1.2	33,978	1.5	29,976	1.5
Interest income	(265)	—	(113)	—	(2,228)	(0.1)	(694)	—
Loss on foreign currency exchange	9,226	1.1	8,004	1.0	18,226	0.8	6,856	0.3
Loss on extinguishment of debt	—	—	75	—	—	—	22,019	1.1
Other expense (income), net	2,078	0.2	(898)	(0.1)	(394)	—	105	—

Total other expense	21,953	2.7	17,170	2.1	49,582	2.2	58,262	2.9

Income before income taxes	40,275	5.1	30,795	3.9	113,863	4.8	84,578	4.1
Income taxes	11,834	1.5	10,913	1.4	36,208	1.5	28,615	1.4

Net income	$28,441	3.6%	$19,882	2.5%	$77,655	3.3%	$55,963	2.7%

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

Net Sales — Third quarter net sales increased slightly to $798.6 million in 2015 compared to $795.7 million in the third quarter of 2014. The increase is due to sales from the 2014 acquisition of Flagstone, partially offset by unfavorable volume/mix, Canadian foreign exchange, and lower pricing. Without the addition of sales from acquisitions, net sales in the quarter would have been lower than the same period last year, due to a combination of factors including: lower tonnage resulting from increased competition, primarily in our beverages category; general economic conditions where consumers are spending less on food; and shifting consumer tastes. Net sales by segment are shown in the following table:

	Three Months Ended September 30,
	2015	2014	$ Increase/ (Decrease)	% Increase/ (Decrease)
	(Dollars in thousands)
North American Retail Grocery	$597,775	$592,359	$5,416	0.9%
Food Away From Home	94,601	98,673	(4,072)	(4.1)
Industrial and Export	106,262	104,694	1,568	1.5

Total	$798,638	$795,726	$2,912	0.4%

Cost of Sales — All expenses incurred to bring a product to completion are included in cost of sales. These include the costs of raw materials, ingredients and packaging, labor, facilities and equipment, operation and maintenance of our warehouses, and transportation of our finished products from our manufacturing facilities to distribution centers. Cost of sales as a percentage of net sales in the third quarter of 2015 were flat compared to 2014. In 2014, cost of sales included $9.6 million of acquisition and integration related costs, while 2015 had insignificant acquisition and integration related costs. After considering these items, cost of sales as a percentage of net sales increased approximately 1.2% year-over-year, due to the inclusion of lower margin business from recent acquisitions, a shift in sales mix, increased competition (primarily in single serve beverages), the impact of unfavorable Canadian foreign exchange, and reduced pricing. These items more than offset gains from operational efficiencies and favorable input costs.

Operating Expenses — Total operating expenses were $96.5 million in the third quarter of 2015, compared to $110.6 million in 2014. The decrease in operating expenses in 2015 resulted from the following:

Selling and distribution expenses decreased $2.7 million, or 5.8% in the third quarter of 2015, compared to 2014, resulting from reduced sales volume, lower incentive compensation, and other cost reductions in the quarter.

General and administrative expenses decreased by $11.3 million in the third quarter of 2015, compared to 2014. Included in general and administrative costs are approximately $3.0 million of acquisition and integration costs in 2015 and approximately $8.9 million in 2014. In addition, the Company experienced lower incentive compensation and other cost reductions.

Other operating expense was $0.2 million in 2015 and 2014.

Amortization expense decreased slightly to $14.9 million in the third quarter of 2015, compared to $15.0 million in 2014, as the impact of a full quarter of amortization in 2015 from the Flagstone acquisition was offset by other intangible assets being fully amortized.

Interest Expense — Interest expense increased to $10.9 million in the third quarter of 2015, compared to $10.1 million in 2014, due to an increase in interest rates.

Interest Income — Interest income of $0.3 million relates to interest earned on the cash held by our Canadian subsidiaries and gains on investments discussed in Note 4 included our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Foreign Currency — The Company’s foreign currency impact was a $9.2 million loss for the third quarter of 2015, compared to a loss of $8.0 million in 2014, due to fluctuations in currency exchange rates between the U.S. and Canadian dollar.

Loss on Extinguishment of Debt — The Company incurred a loss on extinguishment of debt of $0.1 million in the third quarter of 2014, related to the extinguishment of the 2018 Notes. There was no loss on extinguishment of debt in the third quarter of 2015.

Other Expense (Income), net — Other expense was $2.1 million for the third quarter of 2015, compared to income of $0.9 million in 2014. The change is primarily due to the non-cash mark-to-market adjustments on derivative instruments.

Income Taxes — Income tax expense was recorded at an effective rate of 29.4% in the third quarter of 2015 compared to 35.4% in the prior year’s third quarter. The decrease in the effective tax rate for the three months ended September 30, 2015 as compared to 2014 is largely attributable to acquisition related expenses incurred in the third quarter of 2014 that were not deductible for tax purposes and a decrease in state tax expense.

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014 — Results by Segment

North American Retail Grocery —

	Three Months Ended September 30,
	2015		2014
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$597,775	100.0%	$592,359	100.0%
Cost of sales	480,608	80.4	474,846	80.1

Gross profit	117,167	19.6	117,513	19.9
Freight out and commissions	23,250	3.9	24,637	4.2
Direct selling and marketing	10,053	1.7	10,472	1.8

Direct operating income	$83,864	14.0%	$82,404	13.9%

Net sales in the North American Retail Grocery segment increased by $5.4 million, or 0.9%, in the third quarter of 2015 compared to 2014. The change in net sales from 2014 to 2015 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2014 Net sales	$592,359
Volume/mix	(38,538)	(6.5)%
Pricing	(97)	—
Acquisitions	59,009	9.9
Foreign currency	(14,958)	(2.5)

2015 Net sales	$597,775	0.9%

The increase in net sales from 2014 to 2015 resulted from acquisitions, partially offset by unfavorable volume/mix and Canadian foreign exchange. During the third quarter of 2015, the Company experienced lower volumes in the majority of its categories, resulting in a negative volume/mix. The Company’s negative volume/mix is directionally consistent with recent private label industry trends, but is higher due to competitive pressures (primarily in single serve hot beverages).

Cost of sales increased $5.8 million in the third quarter of 2015, compared to the third quarter of 2014. Included in cost of sales for the third quarter of 2014 are acquisition and integration costs of approximately $8.8 million, which were insignificant in 2015. After considering the acquisition and integration costs from 2014, cost of goods sold as a percentage of net sales would have increased approximately 1.7%, reflecting a shift in sales mix to lower margin products and reduced profitability associated with single serve beverages as compared to the same period last year. Higher costs are also a result of reduced profitability associated with unfavorable Canadian foreign exchange. These items more than offset operational efficiencies and favorable input costs.

Freight out and commissions paid to independent sales brokers were $23.3 million in the third quarter of 2015, compared to $24.6 million in 2014, a decrease of $1.4 million or 5.6%, reflecting lower volumes.

Direct selling and marketing expenses were $10.1 million in the third quarter of 2015 and $10.5 million in 2014. The decrease in direct selling and marketing expenses was primarily due to the Company’s continuing efforts to control costs.

Food Away From Home —

	Three Months Ended September 30,
	2015		2014
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$94,601	100.0%	$98,673	100.0%
Cost of sales	75,791	80.1	80,290	81.4

Gross profit	18,810	19.9	18,383	18.6
Freight out and commissions	3,844	4.1	3,879	3.9
Direct selling and marketing	2,074	2.2	2,211	2.2

Direct operating income	$12,892	13.6%	$12,293	12.5%

Net sales in the Food Away From Home segment decreased by 4.1 million, or 4.1%, in the third quarter of 2015 compared to 2014. The change in net sales from 2014 to 2015 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2014 Net sales	$98,673
Volume/mix	(2,839)	(2.9)%
Pricing	412	0.4
Acquisitions	—	—
Foreign currency	(1,645)	(1.6)

2015 Net sales	$94,601	(4.1)%

The decrease in net sales from 2014 to 2015 resulted from lower volume/mix and the impact of Canadian foreign exchange. Volume increases in Mexican and pasta sauces and soup in the third quarter of 2015 as compared to the same period last year were more than offset by lower volumes in most other categories, reflecting increased competition.

Cost of sales as a percentage of net sales decreased to 80.1% in the third quarter of 2015, from 81.4% in 2014. Contributing to the decrease were favorable input costs.

Freight out and commissions were $3.8 million in the third quarter of 2015, compared to $3.9 million in 2014, primarily due to lower overall volumes.

Direct selling and marketing was $2.1 million in the third quarter of 2015, compared to $2.2 million in 2014, decreasing slightly as the Company continues to control costs.

Industrial and Export —

	Three Months Ended September 30,
	2015		2014
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$106,262	100.0%	$104,694	100.0%
Cost of sales	85,919	80.8	83,762	80.0

Gross profit	20,343	19.2	20,932	20.0
Freight out and commissions	3,620	3.4	3,721	3.5
Direct selling and marketing	615	0.6	498	0.5

Direct operating income	$16,108	15.2%	$16,713	16.0%

Net sales in the Industrial and Export segment increased $1.6 million, or 1.5%, in the third quarter of 2015, compared to the prior year. The change in net sales from 2014 to 2015 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2014 Net sales	$104,694
Volume/mix	7,494	7.2%
Pricing	(1,678)	(1.6)
Acquisitions	—	—
Foreign currency	(4,248)	(4.1)

2015 Net sales	$106,262	1.5%

Net sales increased during the third quarter of 2015 compared to 2014 as favorable volume/mix was partially offset by unfavorable pricing and Canadian foreign exchange. During the quarter, the Company experienced higher sales volumes of pickles and infant feeding products, while beverages (primarily single serve hot beverages) and soup volumes were lower.

Cost of sales as a percentage of net sales increased from 80.0% in the third quarter of 2014, to 80.8% in 2015. Included in the third quarter of 2014 cost of sales were $0.4 million of acquisition and integration costs, while there were none in 2015. After considering the 2014 acquisition and integration costs, cost of sales as a percentage of net sales increased by 1.2%. A shift in legacy sales mix contributed to the increase, as sales of lower margin products were higher in the third quarter of 2015 compared with the same period last year, resulting from competitive pressures, primarily in single serve hot beverages.

Freight out and commissions paid to independent sales brokers were $3.6 million in the third quarter of 2015 and $3.7 million in 2014.

Direct selling and marketing was $0.6 million in the third quarter of 2015 and $0.5 million in 2014, a slight increase from prior year.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Net Sales — Net sales increased 14.6% to $2,341.0 million in the first nine months of 2015, compared to $2,042.6 million in the first nine months of 2014. The increase is primarily driven by acquisitions, offset by decreases in volume/mix and unfavorable Canadian foreign exchange. Without the addition of sales from acquisitions, net sales in the period would have been lower than the same period last year, due to a combination of factors including: increased competition, primarily in our beverages category; general economic conditions where consumers are spending less on food; and shifting consumer tastes (away from national brands equivalents to premium and “better for you” products). Net sales by segment are shown in the following table:

	Nine Months Ended September 30,
	2015	2014	$ Increase/ (Decrease)	% (Decrease)
	(Dollars in thousands)
North American Retail Grocery	$1,768,938	$1,489,014	$279,924	18.8%
Food Away From Home	280,726	284,633	(3,907)	(1.4)
Industrial and Export	291,327	268,942	22,385	8.3

Total	$2,340,991	$2,042,589	$298,402	14.6%

Cost of Sales — All expenses incurred to bring a product to completion are included in cost of sales. These include the costs of raw materials, ingredients and packaging, labor, facilities and equipment, operation and maintenance of our warehouses, and transportation of our finished products from our manufacturing facilities to distribution centers. Cost of sales as a percentage of net sales was 80.2% in the first nine months of 2015, compared to 79.1% in 2014. In 2014, cost of sales included $15.3 million of acquisition and integration related costs, compared with $0.7 million in 2015. After adjusting for these items, cost of sales as a percentage of net sales was approximately 1.9% higher year-over-year, as lower margin business from recent acquisitions, a shift in legacy sales mix, unfavorable exchange rates, and reduced pricing offset operational efficiencies and favorable input costs.

Operating Expenses — Total operating expenses were $299.1 million during the first nine months of 2015, compared to $284.4 million in 2014. The increase in 2015 resulted from the following:

Selling and distribution expenses increased $8.2 million, or 6.6%, in the first nine months of 2015 compared to 2014. Higher on-going costs associated with acquisitions (approximately $20.2 million) were partially offset by reductions in incentive compensation and other costs.

General and administrative expenses decreased $2.9 million in the first nine months of 2015, as compared to 2014. Included in general and administrative costs are approximately $4.2 million and $17.2 million of acquisition and integration costs in 2015 and 2014, respectively. After considering the acquisition and integration costs, general and administrative costs increased $10.1 million, as incremental costs of $24.0 million associated with the 2014 acquisitions of Protenergy and Flagstone offset reduced incentive compensation and other costs.

Other operating expense was $0.5 million in the first nine months of 2015, compared to $1.4 million in the first nine months of 2014. The reduction was due to lower costs associated with restructurings, which are substantially complete.

Amortization expense increased $10.2 million in the first nine months of 2015, compared to the first nine months of 2014, primarily due to the amortization of intangible assets from acquisitions.

Interest Expense — Interest expense increased to $34.0 million in the first nine months of 2015, compared to $30.0 million in 2014, due to higher average interest rates and debt levels resulting from recent acquisitions.

Interest Income — Interest income of $2.2 million includes $1.4 million of interest income recorded in the first quarter related to annual patronage refunds pertaining to our Term Loan. The patronage refund represents our participation in the capital plan of our Term Loan lender and is an annual payment based on a percentage of our average daily loan balance. The remaining $0.8 million relates to interest earned on the cash held by our Canadian subsidiary and gains on investments as discussed in Note 4 included our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Foreign Currency — The Company’s foreign currency loss was $18.2 million in the first nine months of 2015, compared to $6.9 million in 2014, due to fluctuations in currency exchange rates between the U.S. and Canadian dollar.

Loss on Extinguishment of Debt — The Company incurred a loss on extinguishment of debt of $22.0 million in the first nine months of 2014, related to the extinguishment of the 2018 Notes. There were no extinguishments in the first nine months of 2015.

Other Expense (Income), Net — Other income was $0.4 million in the first nine months of 2015, compared to expense of $0.1 million in 2014. The change was primarily due to the non-cash mark-to-market adjustments on derivative instruments.

Income Taxes — Income tax expense was recorded at an effective rate of 31.8% in the first nine months of 2015, compared to 33.8% in 2014. The decrease in the effective tax rate for the nine months ended September 30, 2015 as compared to 2014 is largely attributable to acquisition related expenses incurred in the third quarter of 2014 that were not deductible for tax purposes and a decrease in state tax expense.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014 — Results by Segment

North American Retail Grocery —

	Nine Months Ended September 30,
	2015		2014
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$1,768,938	100.0%	$1,489,014	100.0%
Cost of sales	1,425,772	80.6	1,166,456	78.3

Gross profit	343,166	19.4	322,558	21.7
Freight out and commissions	69,393	3.9	61,724	4.2
Direct selling and marketing	31,553	1.8	29,933	2.0

Direct operating income	$242,220	13.7%	$230,901	15.5%

Net sales in the North American Retail Grocery segment increased by $279.9 million, or 18.8%, in the first nine months of 2015, compared to the first nine months of 2014. The change in net sales from 2014 to 2015 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2014 Net sales	$1,489,014
Volume/mix	(73,568)	(4.9)%
Pricing	(6,791)	(0.5)
Acquisition	393,275	26.4
Foreign currency	(32,992)	(2.2)

2015 Net sales	$1,768,938	18.8%

The increase in net sales from 2014 to 2015 was due to acquisitions that were partially offset by unfavorable volume/mix, Canadian foreign exchange, and lower pricing. During the first nine months of the year, the Company experienced volume gains in the soup category that were more than offset by decreases in the majority of other categories. The Company’s negative volume/mix is due to the impact of competitive pressures across all categories, but most pronounced in single serve hot beverages.

Cost of sales increased $259.3 million in the first nine months of 2015, compared to the first nine months of 2014, primarily due to acquisitions. Cost of sales as a percentage of net sales increased from 78.3% in the first nine months of 2014, to 80.6% in 2015, due to the lower margin sales from acquisitions, a shift in legacy sales mix, Canadian foreign exchange, and lower pricing, that more than offset the impact of favorable input costs. Included in cost of sales in 2014 were $11.6 million of acquisition and integration costs, while 2015 had insignificant acquisition and integration costs. The addition of Flagstone and Protenergy increased cost of sales as a percentage of net sales by approximately 0.8% in the current year.

Freight out and commissions paid to independent sales brokers were $69.4 million in the first nine months of 2015, compared to $61.7 million in 2014, an increase of $7.7 million, or 12.4%, due to acquisitions. The acquisition of Flagstone and Protenergy added $15.6 million of expense that was partially offset by lower costs in the legacy business due to lower volume and lower freight costs.

Direct selling and marketing expenses were $31.6 million in the first nine months of 2015, compared to $29.9 million in 2014. The increase is due to the Flagstone acquisition, and offset current period cost reductions. Despite the additional costs, total direct selling and marketing expenses as a percentage of net sales decreased slightly.

Food Away From Home —

	Nine Months Ended September 30,
	2015		2014
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$280,726	100.0%	$284,633	100.0%
Cost of sales	224,280	79.9	233,361	82.0

Gross profit	56,446	20.1	51,272	18.0
Freight out and commissions	10,992	3.9	10,808	3.8
Direct selling and marketing	6,000	2.1	6,627	2.3

Direct operating income	$39,454	14.1%	$33,837	11.9%

Net sales in the Food Away From Home segment decreased by $3.9 million, or 1.4% in the first nine months of 2015 compared to the first nine months of 2014. The change in net sales from 2014 to 2015 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2014 Net sales	$284,633
Volume/mix	1,200	0.4%
Pricing	(1,396)	(0.5)
Acquisition	243	0.1
Foreign currency	(3,954)	(1.4)

2015 Net sales	$280,726	(1.4)%

Net sales during the first nine months of 2015 decreased compared to 2014, as marginal volume/mix increases were offset by unfavorable Canadian foreign exchange and lower pricing. Volume increases in the aseptic and dressings categories were offset by reductions in the Mexican and other sauces, beverages (primarily single serve hot beverages), and beverage enhancers categories.

Cost of sales as a percentage of net sales decreased from 82.0% in the first nine months of 2014, to 79.9% in 2015. Plant operating performance in the first half of 2014 was inefficient due, in part, to a temporary labor shortage, while operations in 2015 were in line with normal production performance. Partially offsetting the return to normalized operational performance levels were higher costs of sales of U.S. sourced raw materials for the Canadian operations.

Freight out and commissions paid to independent sales brokers were $11.0 million in the first nine months of 2015, compared to $10.8 million in 2014, consistent with increased volume/mix.

Direct selling and marketing expenses were $6.0 million in the first nine months of 2015, compared to $6.6 million in 2014, down slightly from prior year as the Company continues to control costs.

Industrial and Export —

	Nine Months Ended September 30,
	2015		2014
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$291,327	100.0%	$268,942	100.0%
Cost of sales	230,608	79.2	214,361	79.7

Gross profit	60,719	20.8	54,581	20.3
Freight out and commissions	7,311	2.5	7,432	2.8
Direct selling and marketing	1,681	0.5	1,603	0.6

Direct operating income	$51,727	17.8%	$45,546	16.9%

Net sales in the Industrial and Export segment increased $22.4 million, or 8.3%, in the first nine months of 2015 compared to the prior year. The change in net sales from 2014 to 2015 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2014 Net sales	$268,942
Volume/mix	12,139	4.5%
Pricing	(4,384)	(1.6)
Acquisition	20,750	7.7
Foreign currency	(6,120)	(2.3)

2015 Net sales	$291,327	8.3%

The increase in net sales is primarily due to acquisitions and improved volume/mix, partially offset by unfavorable foreign currency and pricing concessions. Higher volumes of pickles, baby food, and Mexican and other sauces were partially offset by lower volumes of soup, beverages (primarily single serve hot beverages), and beverage enhancers.

Cost of sales as a percentage of net sales decreased from 79.7% in the first nine months of 2014, to 79.2% in 2015. Included in the 2014 costs were $1.4 million of acquisition and integration costs, while 2015 had insignificant acquisition and integration costs. After considering the 2014 acquisition and integration costs, cost of sales as a percentage of net sales was flat. A positive shift in legacy sales mix was offset by lower margin business from acquisitions. Acquisitions contributed approximately 1.2% to lower margins in the current period.

Freight out and commissions paid to independent sales brokers were $7.3 million in the first nine months of 2015, compared to $7.4 million in 2014. Higher costs associated with acquisitions in 2014 were offset by lower freight costs in 2015.

Direct selling and marketing expenses were $1.7 million in the first nine months of 2015, compared to $1.6 million in 2014.

Results of Operations of TreeHouse — For the Years ended December 31, 2014 and 2013

The following table presents certain information concerning our financial results, including information presented as a percentage of consolidated net sales:

	Year Ended December 31,
	2014 (3)		2013 (2)		2012 (1)
	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$2,946,102	100.0%	$2,293,927	100.0%	$2,182,125	100.0%
Cost of sales	2,339,498	79.4	1,818,378	79.3	1,728,215	79.2

Gross profit	606,604	20.6	475,549	20.7	453,910	20.8
Operating expenses:
Selling and distribution	174,602	5.9	134,998	5.9	136,779	6.3
General and administrative	158,793	5.4	121,065	5.3	102,973	4.7
Amortization expense	52,634	1.8	35,375	1.5	33,546	1.5
Other operating expense, net	2,421	0.1	5,947	0.2	3,785	0.2

Total operating expenses	388,450	13.2	297,385	12.9	277,083	12.7

Operating income	218,154	7.4	178,164	7.8	176,827	8.1
Other (income) expense:
Interest expense	42,036	1.4	49,304	2.2	51,609	2.3
Interest income	(990)	—	(2,185)	(0.1)	(643)	—
Loss on foreign currency exchange	13,389	0.5	2,890	0.1	358	—
Loss on extinguishment of debt	22,019	0.7	—	—	—	—
Other expense, net	5,130	0.2	3,245	0.1	1,294	0.1

Total other expense	81,584	2.8	53,254	2.3	52,618	2.4

Income before income taxes	136,570	4.6	124,910	5.5	124,209	5.7
Income taxes	46,690	1.5	37,922	1.7	35,846	1.6

Net income	$89,880	3.1%	$86,988	3.8%	$88,363	4.1%

(1)	The Company acquired Naturally Fresh in 2012.
(2)	The Company acquired Cains and Associated Brands in 2013.
(3)	The Company acquired Protenergy and Flagstone in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Sales — Net sales increased 28.4% to $2,946.1 million for the year ended December 31, 2014, compared to $2,293.9 million, for the year ended December 31, 2013. Net sales are shown by segment in the following table:

	Consolidated Net Sales
	Year Ended December 31,		$ Increase/ (Decrease)	% Increase/ (Decrease)
	2014	2013
	(Dollars in thousands)
North American Retail Grocery	$2,173,391	$1,642,190	$531,201	32.3%
Food Away From Home	380,069	360,868	19,201	5.3
Industrial and Export	392,642	290,869	101,773	35.0

Total	$2,946,102	$2,293,927	$652,175	28.4%

The increase in net sales was primarily due to the acquisitions of Flagstone and Protenergy, as well as a full year of sales from Cains and Associated Brands (acquired in July 2013 and October 2013, respectively). Volume/mix increases occurred in the beverages (primarily single serve hot beverages), aseptic, and other products categories, partially offset by decreases in the beverage enhancers, dressings, cereals, and jams categories. The increase of 4.0% in volume/mix was partially offset by a 0.9% decrease from unfavorable foreign exchange with Canada.

Cost of Sales — All expenses incurred to bring a product to completion are included in cost of sales, such as raw material and packaging costs, labor costs, facility and equipment costs (including costs to operate and maintain our warehouses), as well as costs associated with transporting our finished products from our manufacturing facilities to distribution centers. Cost of sales as a percentage of consolidated net sales increased slightly to 79.4% in 2014 from 79.3% in the prior year. In 2013, cost of sales included $28.4 million of costs associated with restructurings, facility consolidations, and acquisition and integration related costs, while 2014 included $16.0 million in acquisition and integration related costs. After considering these items, cost of sales as a percentage of net sales was approximately 80 basis points higher in 2014 than 2013. Lower margin business from recent acquisitions and unfavorable exchange rates with Canada offset improved sales mix and operational efficiencies. Overall input costs on a year over year basis were relatively flat.

Operating Costs and Expenses — Operating expenses increased to $388.5 million in 2014 compared to $297.4 million in 2013. The increase in 2014 resulted from the following:

Selling and distribution expenses increased $39.6 million in 2014 compared to 2013. The increase was primarily due to higher distribution and delivery costs resulting from acquisitions and rising freight rates related to increased regulation and tightening carrier capacity. Despite the increase in total costs, as a percentage of net sales, selling and distribution expenses remained consistent at 5.9%.

General and administrative expenses increased $37.7 million in 2014 compared to 2013. The increase was primarily related to acquisitions and general business growth, as well as increases in incentive based compensation expense due to additional employees from acquisitions and Company performance. Included in the increase were additional net year over year costs of $11.6 million from acquisition and integration activities. As a percentage of net sales, general and administrative expenses were marginally higher at 5.4% in 2014, compared to 5.3% in 2013.

Amortization expense increased $17.3 million in 2014 compared to 2013 due primarily to amortization of intangible assets from recent acquisitions.

Other operating expense decreased $3.5 million in 2014 compared to 2013. The decrease was primarily due to reduced costs in 2014 for the soup restructuring and the Seaforth salad dressing plant closure, as the restructuring projects neared their completion. Restructuring costs related to accelerated depreciation were recorded in Cost of sales.

Interest Expense — Interest expense in 2014 was $42.0 million, a decrease of $7.3 million from 2013 due to a decrease in average interest rates after the Company’s debt refinancing that offset increased borrowings for acquisitions.

Interest Income — Interest income of $1.0 million in 2014 related to interest earned on the cash held by our Canadian subsidiaries and gains on investments as discussed in Note 5 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014.

Foreign Currency — The impact of fluctuations in foreign currency was considerably more pronounced in 2014, resulting in a loss of $13.4 million in 2014, versus a loss in 2013 of $2.9 million as the U.S. dollar strengthened approximately 6.7% over the prior year.

Loss on Extinguishment of Debt — The Company incurred a $22.0 million loss on extinguishment of debt related to the extinguishment of the 2018 Notes.

Other expense (income), net — Other expense was $5.1 million in 2014, versus $3.2 million in 2013, primarily due to a loss on derivative contracts in 2014.

Income Taxes — Income tax expense was recorded at an effective rate of 34.2% for 2014 compared to 30.4% for 2013. The increase in the effective tax rate for the year ended December 31, 2014 as compared to 2013 was attributable to increased acquisition related expenses that are not deductible for tax purposes, and the tax impact of a shift in income to the U.S. from Canada.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013 — Results by Segment

North American Retail Grocery

	Year Ended December 31,
	2014		2013
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$2,173,391	100.0%	$1,642,190	100.0%
Cost of sales	1,714,871	78.9	1,282,253	78.1

Gross profit	458,520	21.1	359,937	21.9
Freight out and commissions	90,131	4.2	65,772	4.0
Direct selling and marketing	41,446	1.9	35,466	2.1

Direct operating income	$326,943	15.0%	$258,699	15.8%

Net sales in the North American Retail Grocery segment increased by $531.2 million, or 32.3%, for the year ended December 31, 2014 compared to the prior year. The change in net sales from 2013 to 2014 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2013 Net sales	$1,642,190
Volume/mix	77,530	4.7%
Pricing	(6,931)	(0.4)
Acquisitions	477,039	29.0
Foreign currency	(16,437)	(1.0)

2014 Net sales	$2,173,391	32.3%

The increase in net sales from 2013 to 2014 was due to acquisitions and increased volume/mix, partially offset by the impact of unfavorable exchange rates with Canada. The Company experienced volume/mix gains in the beverages (primarily single serve hot beverages), pickles, and other products categories, partially offset by decreases in the beverage enhancers, cereals, and dressings categories.

Cost of sales as a percentage of net sales increased from 78.1% in 2013 to 78.9% in 2014. Included in 2014 cost of sales was a net year over year increase of $3.8 million in acquisition and integration costs. After considering the net increase, cost of sales as a percentage of net sales increased by 60 basis points as compared to prior year. The lower margins from acquisitions and the impact of Canadian foreign exchange were partially offset by improved volume/mix and operating efficiencies. The increase in cost of sales of $432.6 million was primarily due to acquisitions and sales mix.

Freight out and commissions paid to independent brokers increased $24.4 million, or 37.0%, primarily due to acquisitions and rising freight rates.

Direct selling and marketing increased $6.0 million primarily due to acquisitions.

Food Away From Home

	Year Ended December 31,
	2014		2013
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$380,069	100.0%	$360,868	100.0%
Cost of sales	310,275	81.6	289,366	80.2

Gross profit	69,794	18.4	71,502	19.8
Freight out and commissions	14,224	3.8	12,875	3.6
Direct selling and marketing	8,463	2.2	8,517	2.3

Direct operating income	$47,107	12.4%	$50,110	13.9%

Net sales in the Food Away From Home segment increased by $19.2 million, or 5.3%, for the year ended December 31, 2014 compared to the prior year. The change in net sales from 2013 to 2014 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2013 Net sales	$360,868
Volume/mix	(2,465)	(0.7)%
Pricing	1,751	0.5
Acquisitions	22,698	6.3
Foreign currency	(2,783)	(0.8)

2014 Net sales	$380,069	5.3%

Net sales increased in 2014 compared to 2013 primarily as a result of the full year impact of the 2013 Cains acquisition, partially offset by slightly lower volume/mix, and unfavorable exchanges rates with Canada. Volume/mix increases in the aseptic products, beverages (primarily single serve hot beverages), and other products categories, were offset by reductions in the dressings, pickles, and Mexican and other sauces categories.

Cost of sales as a percentage of net sales increased from 80.2% in 2013, to 81.6% in 2014, primarily due to the impact of lower margin sales from acquisitions, higher input costs, and operational inefficiencies at several of our legacy plants. Also leading to a higher cost of sales was the impact of foreign exchange with Canada.

Freight out and commissions paid to independent brokers increased $1.3 million in 2014 compared to 2013. This increase was due to higher costs related to acquisitions and rising freight rates, partially offset by lower volumes. Freight and commissions were 3.8% of net sales, a slight increase from 2013.

Direct selling and marketing expenses were $8.5 million in 2014 and 2013, remaining relatively flat.

Industrial and Export

	Year Ended December 31,
	2014		2013
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$392,642	100.0%	$290,869	100.0%
Cost of sales	313,354	79.8	228,031	78.4

Gross profit	79,288	20.2	62,838	21.6
Freight out and commissions	9,014	2.3	5,244	1.8
Direct selling and marketing	2,165	0.6	1,840	0.6

Direct operating income	$68,109	17.3%	$55,754	19.2%

Net sales in the Industrial and Export segment increased by $101.8 million, or 35.0%, for the year ended December 31, 2014 compared to the prior year. The change in net sales from 2013 to 2014 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2013 Net sales	$290,869
Volume/mix	16,684	5.7%
Pricing	(137)	—
Acquisitions	85,777	29.5
Foreign currency	(551)	(0.2)

2014 Net sales	$392,642	35.0%

The increase in net sales was due to acquisitions and improved volume/mix, partially offset by unfavorable foreign exchange with Canada. Volume/mix for the segment experienced a 5.7% increase compared to 2013, as increases in the beverages category (primarily single serve hot beverages) were partially offset by reductions in the jams, beverage enhancers, and other categories. The increase in single serve hot beverages is the result of the continued rollout of the Company’s single serve coffee products.

Cost of sales, as a percentage of net sales, increased from 78.4% in 2013 to 79.8% in 2014, due to the inclusion of lower margin products from acquisitions and the impact of Canadian foreign exchange. Included in cost of sales for 2014 was $1.8 million of incremental acquisition and integration costs, as compared to 2013. Also leading to a higher cost of sales was the impact of Canadian foreign exchange.

Freight out and commissions paid to independent sales brokers were $9.0 million in 2014 compared to $5.2 million in 2013. This increase was due to rising freight rates, higher costs associated with acquisitions, additional volume, and increased export sales.

Direct selling and marketing was $2.2 million in 2014 compared to $1.8 million in 2013. As a percentage of net sales, direct selling and marketing remained flat at 0.6% in 2014 and 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Sales — Net sales increased 5.1% to $2,293.9 million for the year ended December 31, 2013, compared to $2,182.1 million, for the year ended December 31, 2012. Net sales by segment are shown in the following table:

	Consolidated Net Sales
	Year Ended December 31,		$ Increase/ (Decrease)	% Increase/ (Decrease)
	2013	2012
	(Dollars in thousands)
North American Retail Grocery	$1,642,190	$1,568,014	$74,176	4.7%
Food Away From Home	360,868	338,357	22,511	6.7
Industrial and Export	290,869	275,754	15,115	5.5

Total	$2,293,927	$2,182,125	$111,802	5.1%

The increase in net sales was primarily due to the Cains and Associated Brands acquisitions, as well as a full year of sales from Naturally Fresh (acquired in April 2012). Pricing during the year was offset by reductions in volume/mix, primarily in the soup, aseptic, pickles, and dry dinners categories. The reductions in volume/mix were partially offset by increases in the beverages (primarily single serve hot beverages) and Mexican sauces categories.

Cost of Sales — All expenses incurred to bring a product to completion are included in cost of sales, such as raw material and packaging costs, labor costs, facility, and equipment costs (including costs to operate and maintain our warehouses), as well as costs associated with transporting our finished products from our manufacturing facilities to distribution centers. Cost of sales as a percentage of consolidated net sales increased to 79.3% in 2013 from 79.2% in the prior year. Contributing to the increase in cost of sales, as a percent of net sales, was an incremental $16.1 million of costs associated with restructurings, facility consolidations, and acquisitions as compared to 2012, as well as higher cost of sales associated with the Cains and Associated Brands businesses. Overall input costs on a year over year basis were relatively flat.

Operating Costs and Expenses — Operating expenses increased to $297.4 million in 2013 compared to $277.1 million in 2012. The increase in 2013 resulted from the following:

Selling and distribution expenses decreased $1.8 million in 2013 compared to 2012, and as a percentage of net sales, decreased to 5.9% in 2013 from 6.3% in 2012. The decrease is primarily due to decreased distribution and delivery costs resulting from efficiencies such as increased utilization of existing shipping capacity and strategic product positioning to reduce distribution expense. Also contributing to the decrease were lower freight costs and volume, as the Company experienced a shift in sales mix to lighter products, which were partially offset by additional costs from the Cains, Associated Brands, and Naturally Fresh acquisitions.

General and administrative expenses increased $18.1 million in 2013 compared to 2012. The increase was primarily related to increases in incentive based compensation expense due to increased profitability, as well as the Cains, Associated Brands, and Naturally Fresh acquisitions.

Amortization expense increased $1.8 million in 2013 compared to 2012 due primarily to amortization of additional Enterprise Resource Planning (“ERP”) system costs and additional amortization of intangibles acquired in the Cains, Associated Brands, and Naturally Fresh acquisitions.

Other operating expense increased $2.2 million in 2013 compared to 2012. The increase was primarily due to a full year of costs in 2013 for the soup restructuring and the Seaforth salad dressing plant closure as compared to 2012. Restructuring costs related to accelerated depreciation were recorded in Cost of sales.

Interest Expense — Interest expense in 2013 was $49.3 million, a decrease of $2.3 million from 2012 due to a decrease in interest rates and lower average debt levels.

Interest Income — Interest income of $2.2 million in 2013 related to interest earned on the cash held by our Canadian subsidiary and gains on investments as discussed in Note 5 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014.

Foreign Currency — The impact of changes in foreign currency resulted in a loss of $2.9 million in 2013, versus a loss in 2012 of $0.4 million.

Other expense (income), net — Other expense (income) was a loss of $3.2 million in 2013, versus a loss of $1.3 million in 2012, primarily due to the write off of the Company’s investment in a small, pepper related company in New Mexico, partially offset by mark to market gains on commodity contracts.

Income Taxes — Income tax expense was recorded at an effective rate of 30.4% for 2013 compared to 28.9% for 2012. The increase in the effective tax rate for the year ended December 31, 2013 as compared to 2012 was attributable to an unfavorable mix of pre-tax income between the U.S. and Canada, transaction costs associated with the Associated Brands acquisition that were not deductible for tax purposes, and an increase in state tax expense.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012 — Results by Segment

North American Retail Grocery

	Year Ended December 31,
	2013		2012
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$1,642,190	100.0%	$1,568,014	100.0%
Cost of sales	1,282,253	78.1	1,219,516	77.8

Gross profit	359,937	21.9	348,498	22.2
Freight out and commissions	65,772	4.0	69,665	4.4
Direct selling and marketing	35,466	2.1	34,097	2.2

Direct operating income	$258,699	15.8%	$244,736	15.6%

Net sales in the North American Retail Grocery segment increased by $74.2 million, or 4.7%, for the year ended December 31, 2013 compared to the prior year. The change in net sales from 2012 to 2013 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2012 Net sales	$1,568,014
Volume/mix	11,184	0.7%
Pricing	1,383	0.1
Acquisitions	68,029	4.3
Foreign currency	(6,420)	(0.4)

2013 Net sales	$1,642,190	4.7%

The increase in net sales from 2012 to 2013 was due to acquisitions, increased volume/mix, and pricing. Overall North American Retail Grocery volume (in pounds) decreased from 2012, as heavier products like soup, pickles, and dry dinners were offset by lighter products such as single serve hot beverages. This shift in mix resulted in an overall increase in volume/mix of 0.7% in 2013. Losses in the soup category, resulting from the partial loss of business from a customer, were the most significant and accounted for approximately a 3.1% loss in volume/mix. The remaining categories accounted for a 3.8% increase in volume/mix.

Cost of sales as a percentage of net sales increased from 77.8% in 2012 to 78.1% in 2013 primarily due to higher cost of sales from the Cains and Associated Brands acquisitions. Also contributing to the increase was a year over year increase of acquisition and integration related expenses that are included in cost of goods sold. Before considering the current year acquisitions and the acquisition and integration expenses, cost of goods sold as a percentage of net sales in 2013 was only slightly lower than 2012.

Freight out and commissions paid to independent brokers decreased $3.9 million, or 5.6%, primarily due to efficiencies such as increased utilization of existing shipping capacity and strategic product positioning to reduce distribution expense. Also contributing to the decrease were lower freight costs and volume, as the Company experienced a shift in sales mix to lighter products that was partially offset by additional costs from the Cains and Associated Brands acquisitions, and a full year of expenses from Naturally Fresh.

Direct selling and marketing increased $1.4 million primarily due to the Cains and Associated Brands acquisitions.

Food Away From Home

	Year Ended December 31,
	2013		2012
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$360,868	100.0%	$338,357	100.0%
Cost of sales	289,366	80.2	274,082	81.0

Gross profit	71,502	19.8	64,275	19.0
Freight out and commissions	12,875	3.6	12,398	3.7
Direct selling and marketing	8,517	2.3	7,964	2.3

Direct operating income	$50,110	13.9%	$43,913	13.0%

Net sales in the Food Away From Home segment increased by $22.5 million, or 6.7%, for the year ended December 31, 2013 compared to the prior year. The change in net sales from 2012 to 2013 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2012 Net sales	$338,357
Volume/mix	(22,810)	(6.7)%
Pricing	5,513	1.6
Acquisitions	41,003	12.1
Foreign currency	(1,195)	(0.3)

2013 Net sales	$360,868	6.7%

Net sales increased in 2013 compared to 2012 as a result of acquisitions and price increases that were partially offset by volume/mix reductions, primarily in our aseptic and pickles categories.

Cost of sales as a percentage of net sales decreased from 81.0% in 2012, to 80.2% in 2013, primarily due to the rationalization of low margin aseptic and pickles business. Additionally, cost savings from operating efficiencies were partially offset by higher cost of sales from the Cains, Associated Brands, and Naturally Fresh acquisitions.

Freight out and commissions paid to independent brokers increased $0.5 million in 2013 compared to 2012. Additional costs associated with the Cains and Associated Brands acquisitions and a full year of costs for Naturally Fresh were partially offset by decreased freight costs, lower volume, and a shift in sales mix. Freight and commissions were 3.6% of net sales, a slight decrease from 2012.

Direct selling and marketing expenses were $8.5 million in 2013 compared to $8.0 million in 2012, reflecting the Cains and Associated Brands acquisitions.

Industrial and Export

	Year Ended December 31,
	2013		2012
	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)
Net sales	$290,869	100.0%	$275,754	100.0%
Cost of sales	228,031	78.4	223,667	81.1

Gross profit	62,838	21.6	52,087	18.9
Freight out and commissions	5,244	1.8	5,924	2.2
Direct selling and marketing	1,840	0.6	1,500	0.5

Direct operating income	$55,754	19.2%	$44,663	16.2%

Net sales in the Industrial and Export segment increased by $15.1 million, or 5.5%, for the year ended December 31, 2013 compared to the prior year. The change in net sales from 2012 to 2013 was due to the following:

	Dollars	Percent
	(Dollars in thousands)
2012 Net sales	$275,754
Volume/mix	918	0.3%
Pricing	(1,563)	(0.6)
Acquisitions	15,889	5.8
Foreign currency	(129)	—

2013 Net sales	$290,869	5.5%

The increase in net sales was due to acquisitions, partially offset by pricing. Volume/mix for the segment experienced a slight increase, as increases in the beverages category (primarily single serve hot beverages) were partially offset by reductions in the soup and infant feeding and beverage enhancers categories.

Cost of sales, as a percentage of net sales, decreased from 81.1% in 2012 to 78.4% in 2013, primarily due to sales mix, cost savings from operating efficiencies, partially offset by higher cost of sales for the Cains, Associated Brands, and Naturally Fresh acquisitions.

Freight out and commissions paid to independent sales brokers were $5.2 million in 2013 compared to $5.9 million in 2012. This decrease was due to lower volumes and freight costs.

Direct selling and marketing was $1.8 million in 2013 compared to $1.5 million in 2012.

Known Trends and Uncertainties

Raw Materials

The costs of raw materials, ingredients, packaging materials, fuel, and energy have been volatile in recent years and future changes in such costs may cause our results of operations and our operating margins to fluctuate significantly. We expect these costs to continue to be volatile with an overall long-term upward trend. We manage the impact for cost increases, wherever possible, on commercially reasonable terms, by locking in prices on the quantities required to meet our production requirements. In addition, we offset the effect of increased costs by raising prices to our customers. However, for competitive reasons, we may not be able to pass along the full effect of increases in raw materials and other input costs as we incur them.

Food Industry

The U.S. retail food industry has continued to bifurcate from traditional food retailers (those who carry a full array of refrigerated, frozen, and shelf stable products) to specialty retailers (which cater to consumers who migrate to either end of the value spectrum). These specialty retailers tend to focus on either value offerings for consumers looking for the maximum value for their food purchases, or catering to consumers looking for the highest quality ingredients, unique packaging, or products to satisfy particular dietary needs. Additionally, consumers are eating less formal meals and are instead snacking or grazing. Coincident with this trend is a gradual change in the types of food desired. For example, consumers appear to be more interested in foods described as being “better for you,” which include fresh or freshly prepared foods, and natural, organic, or specialty foods, most of which are located at the perimeter of the store. Another trend in the market place is the increase in the number of shopping trips consumers are making and channels that consumers are frequenting. For example, consumers are more willing to visit three or more stores or channels to complete their shopping. This trend puts pressure on food manufacturers to produce the right product and to provide the product in the right size and place. We believe we have the necessary resources available to address these trends and to continue to focus on consumer’s needs. This changing behavior has prompted us to develop new formulations, packaging, and sizes to meet customer and consumer needs.

Foreign Exchange

During the year-to-date period 2015 and fiscal 2014, the U.S. dollar strengthened, resulting in higher input costs for Canadian produced products, as many of the inputs are sourced in the United States. Based on available information, the Company believes the U.S. dollar may continue to strengthen throughout the remainder of 2015, and potentially into 2016, resulting in further Canadian foreign exchange losses. The Company estimates the impact on input costs to be approximately $2 million for each one cent change in the exchange rate between the U.S. and Canadian dollars. In addition to higher input costs, the Company is impacted by the re-measurement of the Canadian dollar denominated intercompany loans and the translation of the Canadian dollar financial statements.

Competitive Environment

There has been significant consolidation in the retail grocery and foodservice industries in recent years resulting in mass merchandisers and non-traditional grocers, such as those offering a limited assortment of products, to gain market share. As our customer base continues to consolidate, we expect competition to intensify as we compete for the business of fewer, large customers. There can be no assurance that we will be able to keep our existing customers, or gain new customers. As the consolidation of the retail grocery and foodservice industry continues, we could lose sales and profits if any one or more of our existing customers were to be sold or if limited assortment stores reduce the variety of products that we sell.

Both the difficult economic environment and the increased competitive environment in the retail and foodservice channels have caused competition to become increasingly intense in our business. We expect this trend to continue for the foreseeable future.

Consistent with our strategy, our future growth depends, in part, on our ability to identify and acquire suitable acquisition candidates. The consolidation trend in the food manufacturing industry and competition for acquisition candidates continues to intensify. We expect this trend to continue for the foreseeable future.

Liquidity and Capital Resources

Following the Transactions

We expect that, following the Transactions, our primary sources of liquidity will continue to be our cash flows from operating activities, as well as funds available under our Existing Revolving Credit Facility. Our principal cash flow needs following the Transactions are expected to continue to be funding operations, working capital needs, capital expenditures, and debt service obligations. Despite the increase in our operations and debt levels, we believe that the combined company will continue to comply with the terms of its debt agreements and adequately fund operations.

We anticipate that cash on hand and generated from operations, along with amounts available under the Existing Revolving Credit Facility, will be sufficient to fund operations and meet our working capital needs, capital expenditure requirements, and debt obligations for at least the next 12 months. On a pro forma basis as if the Transactions has occurred on September 30, 2015 (and assuming no exercise of the underwriters’ option to purchase additional shares), the total indebtedness of the combined company would have been approximately $3.4 billion, and the combined company would have had unused commitments of $427.5 million under the Existing Revolving Credit Facility (after giving effect to $44.5 million of outstanding letters of credit for both TreeHouse and the Private Brands Business). Borrowings to fund the Acquisition through the Existing Revolving Credit Facility are subject to the condition that there must exist at least $250.0 million of availability under the Existing Revolving Credit Facility after giving effect to such borrowings and any other borrowings under the

Existing Revolving Credit Facility as of the closing date of the Acquisition. This is a one-time test and is not an ongoing requirement. At September 30, 2015, the Company had $458.9 million available under its $900 million Existing Revolving Credit Facility. As of September 30, 2015, on a pro forma basis after giving effect to the Transactions, the combined company would have had unused revolving commitments of $177.5 million under our Existing Revolving Credit Facility (after giving effect to $44.5 million of outstanding letters of credit and a $250.0 million draw to fund the Acquisition). However, during the fourth quarter of 2015 the Company repaid $75.0 million under its Existing Revolving Credit Facility. After giving effect to the fourth quarter repayment, the unused revolving commitments would have increased to $252.5 million. The Company expects to further reduce its outstanding balance prior to the consummation of the Acquisition. Based on the foregoing, the Company believes that it will have at least $250 million of availability under the Existing Revolving Credit Facility as is required to fund the Acquisition. We may from time to time, increase borrowings under our Existing Revolving Credit Facility or issue securities, if market conditions are favorable, to meet our future cash needs or to reduce borrowing costs. We cannot assure you, however, that our business will generate sufficient cash from operations or that future borrowings will be available to us under the Existing Revolving Credit Facility in amounts sufficient to enable us to repay our indebtedness, or to fund other liquidity needs. See “Risk Factors.”

Cash Flow

Management assesses the Company’s liquidity in terms of its ability to generate cash to fund its operating, investing, and financing activities. The Company continues to generate substantial cash flow from operating activities and remains in a strong financial position, with resources available for reinvesting in existing businesses, conducting acquisitions, and managing its capital structure on a short and long-term basis. If additional borrowings are needed, approximately $458.9 million was available under the Existing Revolving Credit Facility as of September 30, 2015 (without giving effect to the Transactions). See Note 10 to our Condensed Consolidated Financial Statements included our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 for additional information regarding our Existing Revolving Credit Facility. We believe that, given our cash flow from operating activities and our available credit capacity, we comply with the current terms of the Existing Revolving Credit Facility and can meet foreseeable financial requirements.

The Company’s cash flows from operating, investing, and financing activities, as reflected in the Condensed Consolidated Statements of Cash Flows are summarized in the following tables:

	Nine Months Ended September 30,
	2015	2014
	(In thousands)
Cash flows from operating activities:
Net income	$77,655	$55,963
Depreciation and amortization	91,932	82,925
Mark to market loss (gain) on investments	421	(466)
Stock-based compensation	15,503	17,102
Deferred income taxes	239	(2,814)
Loss on extinguishment of debt	—	22,019
Changes in operating assets and liabilities, net of acquisitions	(28,642)	(99,756)
Other	12,082	1,988

Net cash provided by operating activities	$169,190	$76,961

Cash provided by operations was $169.2 million in the first nine months of 2015, compared to $77.0 million in 2014, an increase of $92.2 million. Contributing to the increase is higher net income of $8.7 million, after considering depreciation and amortization, and the impact of the loss on extinguishment of debt in 2014. Cash provided by operating activities was also positively impacted by a $71.1 million improvement from changes in working capital and $11.4 million from the impact of Canadian foreign exchange (included in the Other line above). The strengthening of the U.S. dollar as compared to the Canadian dollar resulted in increased foreign exchange expense versus the same period last year. Within working capital, changes in inventories are the most significant, providing $47.4 million in the first nine months ended September 30, 2015, resulting from the deceleration of inventory growth experienced in the prior year period. Inventory levels were higher in the prior year period, primarily due to softer than expected sales, as the Company continued to build inventory. Also contributing to the increase in the prior year was an increase in the amount of inventory produced to maintain and improve service levels. In the current year period, the Company focused on managing inventory to lower levels, without sacrificing service. Changes in receivables provided $22.4 million in cash flows during the nine months ended September 30, 2015 and is due to more efficient cash collections and softer sales in the current period versus the same period last year.

	Nine Months Ended September 30,
	2015	2014
	(In thousands)
Cash flows from investing activities:
Additions to property, plant, and equipment	$(57,188)	$(65,392)
Additions to other intangible assets	(9,663)	(7,838)
Purchase of investments	(572)	(471)
Acquisition of business, net of cash acquired	—	(1,000,948)
Other	278	1,126

Net cash used in investing activities	$(67,145)	$(1,073,523)

In the first nine months of 2015, cash used in investing activities decreased by $1.0 billion, compared to 2014. The decrease in cash used in investing activities was primarily attributable to the acquisitions of Protenergy and Flagstone in the second and third quarters of 2014, respectively, while there were no acquisitions in the current year. The Company continued to invest in property, plant, and equipment in 2015, although at lower levels than 2014.

We expect capital spending programs to be approximately $90.0 million in 2015. Capital spending in 2015 is focused on food safety, quality, additional capacity, productivity improvements, continued implementation of an ERP system, and routine equipment upgrades or replacements at our plants.

	Nine Months Ended September 30,
	2015	2014
	(In thousands)
Cash flows from financing activities:
Net (payments) borrowings of debt	$(135,922)	$615,120
Payment of deferred financing costs	—	(13,712)
Payment of debt premium for extinguishment of debt	—	(16,693)
Net proceeds from issuance of stock	—	358,364
Equity award financing activities	6,225	29,108

Net cash (used in) provided by financing activities	$(129,697)	$972,187

Net cash used in financing activities was $129.7 million in the first nine months of 2015, compared to net cash provided by financing activities of $972.2 million in the first nine months of 2014. During the first nine months of 2014, the Company acquired Protenergy and Flagstone using funds from the Existing Revolving Credit Facility and the issuance of stock, while there were no acquisitions during the first nine months of 2015. Consequently, the Company used excess funds to pay down its Existing Revolving Credit Facility in 2015.

As of September 30, 2015, $21.4 million of cash held by our Canadian subsidiaries as cash and cash equivalents and short term investments is expected to be used for general corporate purposes in Canada, including capital projects and acquisitions.

Cash provided by operating activities is used to pay down debt and fund investments in property, plant, and equipment.

The Company’s short-term financing needs are primarily to finance working capital during the year. As the Company continues to add new product categories to our portfolio, spikes in financing needs are lessened. Vegetable and fruit production are driven by harvest cycles, which occur primarily during the spring and summer as inventories of pickles and jams generally are at a low point in late spring and at a high point during the fall, increasing our working capital requirements. In addition, the Company builds inventories of salad dressings in the spring and soup in the summer months in anticipation of large seasonal shipments that begin in the second and third quarters, respectively. Non-dairy creamer inventory builds in the fall for the expected winter sales. We expect our Existing Revolving Credit Facility, plus cash flow from operations, to be adequate to provide liquidity for current operations. Our long-term financing needs will depend largely on potential acquisition activity.

Seasonality

In the aggregate, our sales do not vary significantly by quarter but are slightly weighted towards the second half of the year, particularly in the fourth quarter, with a more pronounced impact on profitability. As our product portfolio has grown, we have shifted to a higher percentage of cold weather products. Products that show a higher level of seasonality include non-dairy powdered creamer, coffee, specialty teas, cappuccinos, and hot cereal, all of which typically have higher sales in the first and fourth quarters. Additionally, sales of soup and snack nuts are generally highest in the fourth quarter. Warmer weather products such as dressings and pickles typically have higher sales in the third quarter, while drink mixes tend to show higher sales in the second and third quarters. As a result of our product portfolio and the related seasonality, our financing needs are generally highest in the second and third quarters due to inventory builds, while cash flow is generally highest in the first and fourth quarters in line with the seasonality of our sales.

Debt Obligations and Sources of Capital

The following chart shows the Company’s debt obligations and sources of capital as of September 30, 2015 and December 31, 2014 and 2013:

	September 30,	December 31,
	2015	2014	2013
	(in thousands)
Existing Revolving Credit Facility	$428,000	$554,000	$—
Prior Credit Agreement	—	—	535,000
Term Loan	296,250	298,500	—
Acquisition Term Loan	192,500	197,500	—
2018 Notes	—	—	400,000
2022 Notes	400,000	400,000	—
Tax increment financing and other debt	7,072	9,861	5,496

Total debt outstanding	1,323,822	1,459,861	940,496
Stockholder’s equity	1,818,874	1,759,257	1,273,118

Total capital resources	$3,142,696	$3,219,118	$2,213,614

On May 6, 2014, the Company entered into a new five year unsecured revolving credit facility (referred to herein as the “Existing Revolving Credit Facility”) with an aggregate commitment of $900 million and a $300 million senior unsecured seven year Term Loan pursuant to the new credit agreement. The proceeds from the Term Loan and a draw at closing on the Existing Revolving Credit Facility were used to repay in full the amounts outstanding under the Company’s $750 million prior credit agreement. The credit agreement replaced the Company’s prior credit agreement, and the prior credit agreement was terminated upon the repayment of the amounts outstanding thereunder on May 6, 2014.

On July 29, 2014, the Company entered into an amendment to its credit agreement dated as of May 6, 2014. The Amendment, among other things, provided for the new $200 million senior unsecured Acquisition Term Loan, the proceeds of which were used to fund, in part, the acquisition of Flagstone.

The Existing Revolving Credit Facility, Term Loan, and Acquisition Term Loan are known collectively as the “Credit Facility”. The Company’s average interest rate on debt outstanding under its Credit Facility for the three months ended September 30, 2015 was 1.89%, as compared to 1.60% for the three months ended September 30, 2104. For the year ended December 31, 2014, the Company’s average interest rate on debt outstanding under the Credit Facility was 1.59%

Existing Revolving Credit Facility — As of September 30, 2015 and December 31, 2014, $458.9 million and $334.7 million, respectively, of the aggregate commitment of $900 million of the Existing Revolving Credit Facility was available. The Existing Revolving Credit Facility matures on May 6, 2019. In addition, as of September 30, 2015 and December 31, 2014, there were $13.1 million and $11.3 million, respectively, in letters of credit under the Existing Revolving Credit Facility that were issued but undrawn, which have been included in the calculation of available credit. The interest rates under the credit agreement are based on the Company’s consolidated leverage ratio, and are determined by either (i) LIBOR, plus a margin ranging from 1.25% to 2.00% (inclusive of the facility fee), based on the Company’s consolidated leverage ratio, or (ii) a Base Rate (as defined in the credit agreement), plus a margin ranging from 0.25% to 1.00% (inclusive of the facility fee), based on the Company’s consolidated leverage ratio.

As of September 30, 2015, the credit agreement was fully and unconditionally, as well as jointly and severally, guaranteed by our 100% owned direct and indirect subsidiaries, Bay Valley, Sturm Foods, and S.T. Foods, in addition to certain legal entities acquired in the acquisition of Flagstone, which were added in the third quarter of 2014: American Importing Company, Inc., Ann’s House of Nuts, Inc., and Snack Parent Corporation, and certain other subsidiaries that may become guarantors in the future. As a result of certain restructuring actions, the credit agreement is fully and unconditionally, as well as jointly and severally, guaranteed by our 100% owned direct and indirect subsidiaries, Bay Valley, Sturm Foods, S.T. Foods, Associated Brands, Inc., Cains Foods, Inc., Cains GP, LLC, Cains Foods, L.P. and Flagstone Foods, Inc. (the aforementioned entities are known collectively as the “Guarantors”). The Existing Revolving Credit Facility contains various financial and restrictive covenants and requires that the Company maintain certain financial ratios, including a net leverage and interest coverage ratio.

Term Loan — On May 6, 2014, the Company entered into a $300 million senior unsecured Term Loan pursuant to the same credit agreement used for the Existing Revolving Credit Facility. The Term Loan matures on May 6, 2021. The interest rates applicable to the Term Loan are based on the Company’s consolidated leverage ratio, and are determined by either (i) LIBOR, plus a margin ranging from 1.50% to 2.25%, or (ii) a Base Rate (as defined in the credit agreement), plus a margin ranging from 0.50% to 1.25%. Payments are due on a quarterly basis starting September 30, 2014. The Term Loan is subject to substantially the same covenants as the Existing Revolving Credit Facility, and has the same Guarantors.

Acquisition Term Loan — On July 29, 2014, the Company entered into a $200 million unsecured Acquisition Term Loan pursuant to the same credit agreement used for the Existing Revolving Credit Facility. The Acquisition Term Loan matures on May 6, 2019. The interest rates applicable to the Acquisition Term Loan are based on the Company’s consolidated leverage ratio, and are determined by either (i) LIBOR, plus a margin ranging from 1.25% to 2.00%, or (ii) a Base Rate (as defined in the credit agreement), plus a margin ranging from 0.25% to 1.00%. Payments are due on a quarterly basis starting September 30, 2014. The Acquisition Term Loan is subject to substantially the same covenants as the Existing Revolving Credit Facility, and has the same Guarantors.

2022 Notes — On March 11, 2014, the Company completed its underwritten public offering of $400 million in aggregate principal amount of 4.875% 2022 Notes due March 15, 2022. The net proceeds of $394 million

($400 million less underwriting discount of $6 million, providing an effective interest rate of 4.99%) were used to extinguish the 2018 Notes. The Company issued the 2022 Notes pursuant to an Indenture between the Company, the Guarantors, and the trustee.

The indenture covering the 2022 Notes (the “Indenture”) provides, among other things, that the 2022 Notes will be senior unsecured obligations of the Company. The Company’s payment obligations under the 2022 Notes are fully and unconditionally, as well as jointly and severally, guaranteed on a senior unsecured basis by the Guarantors, in addition to any future domestic subsidiaries that guarantee or become borrowers under its credit facility, or guarantee certain other indebtedness incurred by the Company or its restricted subsidiaries. Interest is payable on March 15 and September 15 of each year, beginning September 15, 2014. The 2022 Notes will mature on March 15, 2022.

The Company may redeem some or all of the 2022 Notes at any time prior to March 15, 2017 at a price equal to 100% of the principal amount of the 2022 Notes redeemed, plus an applicable “make-whole” premium. On or after March 15, 2017, the Company may redeem some or all of the 2022 Notes at redemption prices set forth in the Indenture. In addition, at any time prior to March 15, 2017, the Company may redeem up to 35% of the 2022 Notes at a redemption price of 104.875% of the principal amount of the 2022 Notes redeemed with the net cash proceeds of certain equity offerings.

Subject to certain limitations, in the event of a change in control of the Company, the Company will be required to make an offer to purchase the 2022 Notes at a purchase price equal to 101% of the principal amount of the 2022 Notes, plus accrued and unpaid interest.

The Indenture contains restrictive covenants that, among other things, limit the ability of the Company and the Guarantors to: (i) pay dividends or make other restricted payments, (ii) make certain investments, (iii) incur additional indebtedness or issue preferred stock, (iv) create liens, (v) pay dividends or make other payments (except for certain dividends and payments to the Company and certain subsidiaries of the Company), (vi) merge or consolidate with other entities or sell substantially all of its assets, (vii) enter into transactions with affiliates, and (viii) engage in certain sale and leaseback transactions. The foregoing limitations are subject to exceptions as set forth in the Indenture. In addition, if in the future, the 2022 Notes have an investment grade credit rating by both Moody’s Investors Services, Inc. and Standard & Poor’s Ratings Services, certain of these covenants will, thereafter, no longer apply to the 2022 Notes for so long as the 2022 Notes are rated investment grade by the two rating agencies.

We are in compliance with all applicable debt covenants as of September 30, 2015 and December 31, 2014. From an interest coverage ratio perspective, the Company’s actual ratio as of September 30, 2015 is nearly 126.8% higher than the minimum required level. As it relates to the leverage ratio, the Company was nearly 3.4% below the maximum level. As of December, 31, 2014, from an interest coverage ratio perspective, the Company’s ratio is nearly 136.0% higher than the minimum required level. Also at December 31, 2014, the Company was nearly 3.0% below the maximum leverage ratio.

For a description of the Company’s indebtedness, see “Description of Indebtedness,” and for a description of the Company’s financing transactions, see “The Transactions.”

See Note 10 to our Condensed Consolidated Financial Statements included our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 for additional information regarding our indebtedness and related agreements.

Contractual Obligations

The following table summarizes the Company’s obligations and commitments to make future payments as of December 31, 2014:

Indebtedness, Purchase, and Lease Obligations

	Payments Due by Period
	Total	Year 1	Years 2-3	Years 4-5	More Than 5 Years
	(In thousands)
Existing Revolving Credit Facility (1)	$597,130	$9,926	$19,852	$567,352	$—
Term Loan (2)	343,418	10,272	20,323	20,029	292,794
Acquisition Term Loan (3)	214,619	11,796	27,973	174,850	—
2022 Notes (4)	546,250	19,500	39,000	39,000	448,750
Capital lease obligations (5)	8,819	3,930	4,446	300	143
Purchasing obligations (6)	538,960	501,802	25,412	7,766	3,980
Operating leases (7)	126,614	24,749	40,798	22,269	38,798
Benefit obligations (8)	37,766	3,217	6,561	7,380	20,608
Deferred compensation (9)	10,901	541	762	4,700	4,898
Unrecognized tax benefits (10)	9,154	655	6,334	1,175	990
Tax increment financing (11)	1,853	380	761	712	—

Total	$2,435,484	$586,768	$192,222	$845,533	$810,961

(1)	The Existing Revolving Credit Facility includes an obligation of $554.0 million of principal outstanding as of December 31, 2014. The principal is due May 6, 2019. The Existing Revolving Credit Facility has interest at an average rate of 1.79% at December 31, 2014. (See Note 11 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 for additional information).
(2)	The Term Loan includes an obligation of $298.5 million of principal outstanding as of December 1, 2014. The Term Loan matures on May 6, 2021. The Term Loan has interest at an average rate of 2.45% at December 31, 2014. (See Note 11 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 for additional information).
(3)	The Acquisition Term Loan includes an obligation of $197.5 million of principal outstanding as of December 31, 2014. The Acquisition Term Loan has interest at an average rate of 2.20% at December 31, 2014. The Acquisition Term Loan matures on May 6, 2019. (See Note 11 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 for additional information).
(4)	The 2022 Notes include an obligation of $400 million of principal. The 2022 Notes have an interest rate of 4.875% and mature on March 15, 2022. (See Note 11 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 for additional information)
(5)	Payments required under long-term capital lease contracts.
(6)	Purchasing obligations primarily represent commitments to purchase minimum quantities of raw materials used in our production processes. We enter into these contracts from time to time in an effort to ensure a sufficient supply of raw ingredients. In addition, we have contractual obligations to purchase various services that are a part of our production process.
(7)	In accordance with generally accepted accounting principles in the United States of America (“GAAP”), the accompanying balance sheets do not reflect operating lease obligations. Operating lease obligations consist of minimum rental payments under non-cancelable operating leases.
(8)	Benefit obligations consist of future payments related to pension and postretirement benefits as estimated by an actuarial valuation.

(9)	Deferred compensation obligations have been allocated to payment periods based on existing payment plans for terminated employees and the estimated timing of distributions to current employees based on age.
(10)	The unrecognized tax benefit long-term liability recorded by the Company is $9.2 million at December 31, 2014. The timing of cash settlement, if any, cannot be reasonably estimated. The Company’s gross unrealized tax benefit included in the tabular reconciliation (See Note 10 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 for additional information) is approximately $13.2 million. The difference between the gross unrecognized tax benefit and the amount per the Contractual Obligations — Indebtedness, Purchase and Lease Obligations table is due to the inclusion above of corollary positions, interest, penalties, as well as the impact of state taxes on the federal tax liability. Deferred tax liabilities are excluded from the table due to uncertainty in their timing.
(11)	Tax increment financing obligation includes principal and interest payments based on an interest rate of 7.16%. Final payment is due May 1, 2019. (See Note 11 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 for additional information).

In addition to the commitments set forth in the above table, at December 31, 2014, the Company had $11.3 million in letters of credit, the majority of which related to the Company’s workers’ compensation program.

The following table sets forth our expected contractual obligations with respect to our long-term indebtedness (excluding interest and the tax increment financing and other obligations) on a pro forma basis as of September 30, 2015 after giving effect to the Transactions (assuming no borrowings under either the Bridge Facility or the Term B Facility):

	Payments Due by Period
	Total	Year 1	Years 2-3	Years 4-5	More Than 5 Years
Existing Revolving Credit Facility	$678,000	$—	$—	$678,000	$—
Term Loan	296,250	3,000	6,000	6,000	281,250
Acquisition Term Loan	192,500	10,000	21,250	161,250	—
2022 Notes	400,000	—	—	—	400,000
Term Loan A-2	1,025,000	25,625	102,500	128,125	768,750
New Senior Notes	775,000	—	—	—	775,000

Total	$3,366,750	$38,625	$129,750	$973,375	$2,225,000

Off-Balance Sheet Arrangements

The Company does not have any obligations that meet the definition of an off-balance sheet arrangement, other than operating leases and letters of credit, which neither have nor are reasonably likely to have a material effect on the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

Other Commitments and Contingencies

The Company also has the following commitments and contingent liabilities, in addition to contingent liabilities related to ordinary course litigation, investigations, and tax audits:

•	certain lease obligations, and

•	selected levels of property and casualty risks, primarily related to employee health care, workers’ compensation claims, and other casualty losses.

See Note 19 to our Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 for more information about the Company’s commitments and contingent obligations.

Critical Accounting Policies

Critical accounting policies are defined as those most important to the portrayal of a company’s financial condition and results, and require the most difficult, subjective, or complex judgments. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP with no need for the application of our judgment. In certain circumstances, however, the preparation of the Consolidated Financial Statements in conformity with GAAP requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of net sales and expenses during the reporting period. We have identified the policies described below as our critical accounting policies. See Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 for a detailed discussion of significant accounting policies.

Accounts Receivable Allowances — We maintain an allowance for customer promotional programs, marketing co-op programs, and other sales and marketing expenses. This allowance is based on a combination of historical rolling twelve month average program activity and specific customer program accruals, and can fluctuate due to the level of sales and marketing programs, and timing of deductions. This allowance was $21.8 million and $14.9 million, at December 31, 2014 and 2013, respectively.

Inventories — Inventories are stated at the lower of cost or market. Pickle inventories are valued using the last-in, first-out (“LIFO”) method and Flagstone inventories are valued using the weighted average costing approach, while all of our other inventories are valued using the first-in, first-out (“FIFO”) method. These valuations have been reduced by an allowance for obsolete and defective products and packaging materials. The estimated allowance is based on a review of inventories on hand compared to estimates of future demand, changes in formulas and packaging materials, and inferior product. The Company’s allowances were $18.0 million and $12.5 million at December 31, 2014 and 2013, respectively.

Goodwill and Intangible Assets — Goodwill and intangible assets totaled $2,384.3 million as of December 31, 2014, resulting primarily from acquisitions. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including but not limited to inventory, accounts payable, trademarks and customer-related intangible assets, with any remaining purchase price recorded as goodwill. Goodwill and indefinite lived trademarks are not amortized. For purposes of goodwill impairment testing goodwill has been allocated to the following reporting units:

Reporting Unit	Goodwill at December 31, 2014 (In thousands)
North American Retail Grocery — U.S.	$769,857
North American Retail Grocery — Flagstone	505,559
North American Retail Grocery — Canada	164,060
Food Away From Home — U.S.	81,266
Food Away From Home — Canada	13,157
Industrial — U.S.	134,086

Total	$1,667,985

The Company’s reporting units are based on the components one level below our operating and reportable segments. No components have been aggregated.

We evaluate indefinite lived trademarks and goodwill for impairment annually in the fourth quarter, or more frequently, if other events occur, to ensure that fair value continues to exceed the related book value. An indefinite lived trademark is impaired if its book value exceeds fair value. Goodwill impairment exists if the book value of a reporting unit exceeds its fair value. If the fair value of an evaluated asset is less than its book value, the asset is written down to fair value, which is generally based on its discounted future cash flows. Future business results could affect the evaluation of our goodwill and intangible assets.

The Company completed its annual goodwill and intangible asset impairment analysis as of December 31, 2014. Our assessment did not result in an impairment. We have ten reporting units, six of which contain goodwill totaling $1,668.0 million. Our analysis employed the use of both a market and income approach, with each method given equal weighting. Significant assumptions used in the income approach include growth and discount rates, margins, and the Company’s weighted average cost of capital. We used historical performance and management estimates of future performance to determine margins and growth rates. Discount rates selected for each reporting unit varied, with the weighted average of all discount rates approximating the total Company discount rate. Our weighted average cost of capital included a review and assessment of market and capital structure assumptions. Of the six reporting units with goodwill, all have fair values in excess of their carrying values (between 10% and 132%). Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Changes in our estimates or any of our other assumptions used in our analysis could result in a different conclusion.

We believe that a trademark has an indefinite life if it has sufficient market share and a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. If these perpetual trademark criteria are not met, the trademarks are amortized over their expected useful lives. Determining the expected life of a trademark requires considerable management judgment and is based on an evaluation of a number of factors including the competitive environment, market share, trademark history, and anticipated future trademark support.

We reviewed our indefinite lived intangible assets, which include our trademarks totaling $29.0 million, using the relief from royalty method. Significant assumptions include the royalty, growth, and discount rates. Our assumptions were based on historical performance and management estimates of future performance, as well as available data on licenses of similar products. Our analysis resulted in no impairment. The Company’s policy is that indefinite lived assets must have a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. When these criteria are no longer met, the Company changes the classification. Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Our analysis resulted in fair values that are in excess of the asset’s carrying value by 35% to 149%. Changes in our estimates or any of our other assumptions used in our analysis could result in a different conclusion.

We evaluate amortizable intangible assets, which primarily include customer relationships and trademarks, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its fair value, which is generally based on discounted future cash flows. No impairment was identified and the Company concluded no changes are necessary to the remaining useful lives or values of the remaining amortizable intangible assets as of December 31, 2014.

Purchase Price Allocation — We allocate the purchase price of acquisitions to the assets acquired and liabilities assumed. All identifiable assets acquired, including identifiable intangible assets, and liabilities assumed are assigned a portion of the purchase price of the acquired company, normally equal to their fair values at the date of acquisition. While each acquisition is different, the Company typically identifies customer lists, formulas, and trade names as identifiable intangible assets, with the majority of value being allocated to customer lists. The excess of the purchase price of the acquired company over the sum of the amounts assigned to identifiable assets acquired, less liabilities assumed, is recorded as goodwill. We record the initial purchase price allocation based on an evaluation of information and estimates available at the date of the financial statements. For example, during 2014 we acquired Flagstone and Protenergy for approximately $994.3 million, net of cash acquired, in the aggregate. We allocated $66.6 million to receivables, $166.5 million to inventory, $73.5 million to property, plant, and equipment, $281.2 to customer relationships, $6.3 million to trade names, $2.5 million to supplier relationships, $2.0 million to formulas, $3.2 million to software, $10.8 million to other assets, $556.4 million to goodwill, and $174.8 million to assumed liabilities, in the aggregate. As final information regarding fair value of assets acquired and liabilities assumed is received and estimates are refined, appropriate adjustments are made to the purchase price allocation. To the extent that such adjustments indicate that the fair value of assets and liabilities differ from their preliminary purchase price allocations, such differences would adjust the amounts allocated to those assets and liabilities and would change the amounts allocated to goodwill. The final purchase price allocation includes the consideration of a number of factors to determine the fair value of individual assets acquired and liabilities assumed, including quoted market prices, forecasted future cash flows, net realizable values, estimates of the present value of required payments, and determination of remaining useful lives.

Income Taxes — Deferred taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. We periodically estimate our probable tax obligations using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretations of tax regulations in the jurisdictions in which we operate. These judgments and estimates made at a point in time may change based on the outcome of tax audits and changes to, or further interpretations of, regulations. If such changes take place, there is a risk that our tax rate may increase or decrease in any period, which would impact our earnings. Future business results may affect deferred tax liabilities or the valuation of deferred tax assets over time.

Stock-Based Compensation — Income before income taxes, for the years ended December 31, 2014 and December 31, 2013, included share-based compensation expense for employees and directors of $25.1 million and $16.1 million, respectively.

The fair value of stock options, restricted stock, restricted stock unit awards, and performance units (the “Awards”) is determined on the date of grant. Stock options are valued using a Black Scholes model. Performance units and all other restricted stock and restricted stock unit awards are valued using the closing price of the Company’s stock on the date of grant. Stock-based compensation expense, as calculated and recorded, could have been impacted if other assumptions were used. Furthermore, if we use different assumptions in future periods, stock-based compensation expense could be impacted in future periods. Expected volatilities are based on historical volatilities of the Company’s stock price. The Company has estimated that certain employees will complete the required service conditions associated with the Awards. For all other employees, the Company estimates forfeitures as not all employees are expected to complete the required service conditions. The expected service period is the longer of the derived service period, as determined from the output of the valuation models, and the service period based on the term of the Awards. The risk-free interest rate for periods within the contractual life of the stock options is based on the U.S. Treasury yield curve in effect at the time of the grant. We based the expected term on the simplified method as described under the SEC Staff Accounting Bulletin No. 107. Under this approach, the expected term is 6 years. The assumptions used to calculate the stock option and restricted stock awards granted in 2014 are presented in Note 14 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2014.

Insurance Accruals — We retain selected levels of property and casualty risks, primarily related to employee health care, workers compensation claims, and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third-party carriers having high deductible limits. In other areas, we are self-insured with stop-loss coverage. Accrued liabilities for incurred but not reported losses related to these retained risks are calculated based upon loss development factors that contemplate a number of variables, including claims history and expected trends. These loss development factors are based on industry factors and, along with the estimated liabilities, are developed by us in consultation with external insurance brokers and actuaries. At December 31, 2014 and 2013, we recorded accrued liabilities related to these retained risks of $14.7 million and $13.3 million, respectively, including both current and long-term liabilities. Changes in loss development factors, claims history, and cost trends could result in substantially different results in the future.

Employee Benefit Plan Costs — We provide a range of benefits to our employees, including pension and postretirement benefits to our eligible employees and retirees. We record annual amounts relating to these plans based on calculations specified by GAAP, which include various actuarial assumptions, such as discount rates, assumed investment rates of return, compensation increases, employee turnover rates, and health care cost trend rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. As required by GAAP, the effect of the modifications is generally recorded and amortized over future periods. Different assumptions that we make could result in the recognition of different amounts of expense over different periods.

Our current asset mix guidelines, under our investment policy as written by our investment committee (the “Investment Committee”), target equities at 55% to 65% of the portfolio and fixed income at 35% to 45%. At December 31, 2014, our master trust was invested as follows: equity securities of 59.7%; fixed income securities of 40.2%; and cash and cash equivalents of 0.1%.

We determine our expected long-term rate of return based on our expectations of future returns for the pension plan’s investments based on target allocations of the pension plan’s investments. Additionally, we consider the weighted-average return of a capital markets model and historical returns on comparable equity, debt, and other investments. The resulting weighted average expected long-term rate of return on plan assets is 6.5%.

While a number of the key assumptions related to our qualified pension plans are long-term in nature, including assumed investment rates of return, compensation increases, employee turnover rates, and mortality rates, GAAP require that our discount rate assumption be more heavily weighted to current market conditions. As such, our discount rate will likely change more frequently. We used a discount rate to determine our estimated future benefit obligations of 4.25% at December 31, 2014. If the discount rate were one percent higher, the pension plan liability would have been approximately 12.7%, or $8.6 million lower, as of December 31, 2014. If the discount rate were one percent lower, the pension plan liability would have been approximately 16.0%, or $10.9 million higher, as of December 31, 2014.

See Note 16 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2014 for more information regarding our employee pension and retirement benefit plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE PRIVATE BRANDS BUSINESS

For the Twenty-Six Weeks ended November 29, 2015

The following discussion should be read together with the condensed combined financial statements and related notes of the Private Brands Business of Seller and with the financial statements, related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Private Brands Business’s financial statements for the fiscal year ended May 31, 2015. Results for the first half of fiscal 2016 are not necessarily indicative of results that may be attained in the future.

EXECUTIVE OVERVIEW

The operations of the Private Brands Business principally include the production of private brand and customized food products which are sold in various retail channels and to foodservice customers, primarily in North America. The products include a variety of categories including: bars, cereal, snacks, condiments, pasta, and frozen and retail bakery products. The operations of the Private Brands Business also include the production of branded pretzel and pita chip products. The Private Brands Business reflected in the combined financial statements includes a substantial portion of the operations of Seller’s previously reported under the Private Brands segment, with several exceptions for the inclusion (exclusion) of certain businesses that were not (were) previously part of the reported segment. A substantial portion of the Private Brands Business was acquired by Seller from Ralcorp Holdings, Inc. (“Ralcorp”) on January 29, 2013.

The Private Brands Business’s performance continued to reflect weak volumes and margin pressures resulting from an intense bidding environment and executional challenges in the first half of fiscal 2016. The Private Brands Business generated operating cash flows of $68.4 million during the first half of fiscal 2016.

On November 1, 2015, Seller and TreeHouse entered into the Purchase Agreement, pursuant to which, subject to the satisfaction or waiver of certain conditions, Seller has agreed to sell the Private Brands Business to TreeHouse for $2.7 billion in cash on a cash-free, debt-free basis, subject to working capital and other adjustments.

For a summary of the terms and conditions of the Purchase Agreement, See “The Transactions — The Purchase Agreement.” Several significant items affect the comparability of year-over-year results of continuing operations discussed herein (see “Items Impacting Comparability” below).

Items Impacting Comparability

Items of note impacting comparability for the first half of fiscal 2016 included a charge of $340.5 million related to the impairment of goodwill and charges of $10.2 million under restructuring plans.

Items of note impacting comparability for the first half of fiscal 2015 included the following:

•	charges of $240.9 million related to the impairment of goodwill and other intangibles,

•	charges totaling $16.9 million in connection with restructuring plans, and

•	charges of $5.1 million in support of the integration of the Private Brands Business into Seller.

See Notes 3 and 5 to the unaudited combined interim financial statements for Private Brands Business for the twenty-six weeks ended November 29, 2015 and November 23, 2014, incorporated by reference herein.

Restructuring Plans

The Private Brands Business incurred costs in connection with the integration and restructuring of the operations of the Private Brands Business into those of Seller, optimization of Seller’s entire supply chain network, manufacturing assets, and improvement of selling, general and administrative effectiveness and efficiencies, which are referred to as the Supply Chain and Administrative Efficiency Plan (the “SCAE Plan”).

As of the first half of fiscal 2016, the Private Brands Business incurred cumulative charges of $128.7 million ($83.3 million of cash charges and $45.4 million of non-cash charges) for actions identified to date under the SCAE plan. In the first half of fiscal 2016 and 2015, the Private Brands Business recognized charges of $10.2 million and $16.9 million, respectively, in relation to the SCAE Plan. There can be no assurance that there will not be similar expenses and charges following the Acquisition.

BUSINESS REVIEW

Private Brands Business

The Private Brands business is primarily engaged in manufacturing, distributing and marketing private-brand food products and other regional and value-brand food products in the grocery, mass merchandise, club, drugstore, and foodservice channels. The Private Brands Business’s products include: ready-to-eat and hot cereal products; nutritional and grain based bars; wet-filled products such as mayonnaise, syrups, jams and jellies, and specialty sauces; dry pasta products; snack nuts, snack mixes, chocolate candy, crackers, cookies, pretzels, and pita chips; frozen griddle products (pancakes, waffles, French toast and custom griddle products), refrigerated dough and breads. A significant portion of the Private Brands Business’s products are sold to customers within the United States. The Private Brands Business develops, manufactures, and markets emulations of various types of branded food products that retailers, mass merchandisers and drug stores sell under their own “store” brands or under value-brands. The Private Brands Business attempts to manufacture products that are at least equal in quality to the corresponding branded products. In the event branded producers modify their existing products or successfully introduce new products, the Private Brands Business may attempt to emulate the modified or new products. In conjunction with Private Brands Business’s customers, it develops packaging and graphics that rival the national brands. The Private Brands Business’s goal is that the only difference consumers perceive when purchasing its private-brand products is a notable cost savings when compared to branded counterparts. In focused instances, the Private Brands Business will also partner with certain customers to create new and innovative products and packaging.

Presentation of Derivative Losses from Economic Hedges of Forecasted Cash Flows in Results

Derivatives used to manage commodity price risk and foreign currency risk are not designated for hedge accounting treatment. The Private Brands Business believes these derivatives provide economic hedges of certain forecasted transactions. As such, these derivatives are generally recognized at fair market value with realized and unrealized gains and losses recognized in the operating results. The Private Brands Business recognized losses of $4.1 million and $4.5 million in the first half of fiscal 2016 and 2015, respectively, in relation to the use of derivatives.

First half of Fiscal 2016 compared to First half of Fiscal 2015

Net Sales

($ in millions)	Twenty-six Weeks ended November 29, 2015	Twenty-six Weeks ended November 23, 2014	% Inc (Dec)
Net Sales — Total Business	$1,856.0	$1,947.7	(5)%

The Private Brands Business’s net sales for the first half of fiscal 2016 were $1.9 billion, a decrease of $91.7 million, or 5%, compared to the first half of fiscal 2015. The decrease in net sales for the first half of fiscal 2016 reflected weak volumes driven by continued category softness, lower velocities, pricing actions, and merchandising reductions. Declines were most acute in the Snacks, Pasta, Condiments, and Retail Bakery categories. The decrease was slightly offset by favorability due to pricing actions in snack nuts and pasta to cover input cost inflation.

Gross Profit

($ in millions)	Twenty-six Weeks ended November 29, 2015	Twenty-six Weeks ended November 23, 2014	% Inc (Dec)
Gross Profit — Total Business	$230.0	$225.3	2%

Gross profits were $4.7 million higher in the first half of fiscal 2016 than in the first half of fiscal 2015. The Private Brands Business had favorable product cost driven by productivity at the plants in materials and labor and overhead efficiency. In addition, the Private Brands Business benefited from lower hedging costs, reduced depreciation expense, and pricing actions discussed above. The favorability was partially offset by economic inflation due to higher commodity costs in primarily snack nuts and durum, as well as negative absorption at the plants, driven by soft volumes. The Private Brands Business is working to improve execution, including increasing speed of responsiveness to customers and commercialization of new products, and improving fill rates.

Selling, General and Administrative (“SG&A”) Expenses (Includes General Corporate Expenses)

SG&A expenses totaled $551.6 million for the first half of fiscal 2016, an increase of $92.4 million compared to the first half of fiscal 2015.

SG&A expenses for the first half of fiscal 2016 reflected the following:

•	a charge of $340.5 million related to impairment of goodwill,

•	charges of $120.8 million in connection with expense allocations from Seller,

•	expenses of $7.8 million in connection with restructuring plans, and

•	a decrease in salaries and wages of $29.8 million.

SG&A expenses for the first half of fiscal 2015 included:

•	charges of $240.9 million for the impairment of goodwill and other intangible assets,

•	charges of $113.9 million in connection with expense allocations from Seller,

•	expenses of $13.5 million in connection with restructuring plans, and

•	expenses of $5.1 million in support of the integration of Ralcorp.

Interest Expense, Net

Net interest expense was $0.8 million and $1.0 million for the first half of fiscal 2016 and 2015, respectively.

Income Taxes

The Private Brands Business’s income tax benefit was $19.4 million and $31.2 million in the first half of fiscal 2016 and 2015, respectively. Income tax benefit for both periods reflected an impairment of goodwill that is largely non-deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Capital

The Private Brands Business’s liquidity needs are funded by cash flows from its operations and from the financial support of Seller. The Company does not maintain separate financing sources with third parties. The Private Brands Business believes Seller has adequate sources of liquidity to provide financial support to the Private Brands Business.

Cash Flows

In the first half of fiscal 2016, the Private Brands Business generated $68.4 million from operating activities, used $58.2 million for investing activities, generated $4.0 million for financing activities, and had a decrease of $0.1 million in cash due to the effect of changes in foreign currency exchange rates.

Cash generated from operating activities totaled $68.4 million in the first half of fiscal 2016, as compared to $92.7 million generated in the first half of fiscal 2015. Gross profits were modestly higher during the first half of fiscal 2016, as compared to the first half of fiscal 2015. Inventory balances increased during the first half of fiscal 2016 and 2015 by $23.2 million and $64.8 million, respectively. The more significant increase in inventory balances during the first half of fiscal 2015 was due, in part, to much higher durum wheat prices in fiscal 2015 than in fiscal 2016. The increase in accounts payable balances were $19.8 million and $73.0 million during the first half of fiscal 2016 and 2015, respectively. Changes in accounts payable balances related primarily to timing of payments for raw materials.

Investing activities used $58.2 million in the first half of fiscal 2016 compared to $42.5 million in the first half of fiscal 2015. Investing activities in the first half of fiscal 2016 consisted primarily of capital expenditures of $60.1 million. Capital expenditures in the first half of fiscal 2016 were higher than the first half of fiscal 2015 as a result of more significant plant expansions and improvements.

Cash generated from financing activities was $4.0 million in the first half of fiscal 2016 compared to cash used in financing activities of $51.3 million in the first half of fiscal 2015. The amounts generated and used for both periods were a result of net transactions with Seller.

The Private Brands Business had cash and cash equivalents of $32.5 million at November 29, 2015 and $18.4 million at May 31, 2015, all of which was held in foreign countries. The Private Brands Business makes an assertion regarding the amount of earnings intended for permanent reinvestment outside the United States, with the balance available to be repatriated to the United States. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries’ operational activities and future foreign investments. No related tax liability has been accrued as of November 29, 2015. At November 29, 2015, management does not intend to permanently repatriate additional foreign cash. Any future decision to repatriate foreign cash could result in an adjustment to the deferred tax liability after considering available foreign tax credits and other tax attributes. It is not practicable to determine the amount of any such deferred tax liability at this time.

OFF-BALANCE SHEET ARRANGEMENTS

The Private Brands Business uses off-balance sheet arrangements (e.g., leases accounted for as operating leases) where sound business principles warrant their use. The Private Brands Business may also periodically enter into guarantees and other similar arrangements as part of transactions in the ordinary course of business. These are described further in “Obligations and Commitments,” below.

OBLIGATIONS AND COMMITMENTS

As part of the Private Brands Business’s ongoing operations, it enters into arrangements that obligate it to make future payments under contracts such as lease agreements, debt agreements, and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as “take-or-pay” contracts). The unconditional purchase obligation arrangements are entered into in the normal course of business in order to ensure adequate levels of sourced product are available. Of these items, debt totaling $33.9 million at November 29, 2015, was recognized as a liability in the Private Brands Business’s Combined Balance Sheets. Operating lease obligations and unconditional purchase obligations, which totaled $756.3 million as of November 29, 2015, were not recognized as liabilities in the Private Brands Business’s Combined Balance Sheets, in accordance with generally accepted accounting principles.

A summary of the Private Brands Business’s contractual obligations as of November 29, 2015 was as follows:

	Payments Due by Period (in millions)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt	$33.9	$—	$—	$—	$33.9
Operating lease obligations	143.2	20.0	37.3	24.2	61.7
Purchase obligations[1]	613.1	613.0	0.1	—	—

Total	$790.2	$633.0	$37.4	$24.2	$95.6

[1]	Amount includes open purchase orders and agreements, some of which are not legally binding and/or may be cancellable. Such agreements are generally settleable in the ordinary course of business in less than one year.

The Private Brands Business is also contractually obligated to pay interest on its long-term debt. The weighted average coupon interest rate of the long-term debt obligations outstanding as of November 29, 2015 was approximately 5.8%.

The table above does not include any reserves for uncertainties in income taxes, as the Private Brands Business is unable to reasonably estimate the ultimate amount or timing of settlement of its reserves for income taxes. The liability for gross unrecognized tax benefits at November 29, 2015 was $33.4 million. The net amount of unrecognized tax benefits at November 29, 2015, that, if recognized, would impact the Private Brands Business’s effective tax rate was $16.6 million. Recognition of these tax benefits would have a favorable impact on its effective tax rate.

CRITICAL ACCOUNTING ESTIMATES

A discussion of the Private Brands Business’s critical accounting estimates can be found in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Private Brands Business’s financial statements for the fiscal year ended May 31, 2015. There were no material changes to the previously disclosed, except for the following:

Goodwill — Because forecasted sales and profits for the Private Brands Business fell below its expectations for fiscal 2015, the Private Brands Business performed a quantitative analysis of goodwill of the Private Brands segment’s reporting units in the second quarter of fiscal 2015. Estimating the fair value of individual reporting units requires the Private Brands Business to make assumptions and estimates regarding its future plans and future industry and economic conditions. The Private Brands Business estimated the future cash flows of each of the at-risk reporting units and calculated the net present value of those estimated cash flows using a risk adjusted discount rate, in order to estimate the fair value of each reporting unit from the perspective of a market participant. The Private Brands Business used discount rates and terminal growth rates of approximately 8% and 3%, respectively, to calculate the present value of estimated future cash flows. The Private Brands Business then compared the estimated fair value of each reporting unit to the respective historical carrying value (including allocated assets and liabilities of certain shared and Corporate functions), and determined that the fair value of the reporting unit was less than the carrying value for five of its reporting units. With the assistance of a third-party valuation specialist, the Private Brands Business estimated the fair value of the assets and liabilities of each of these reporting units in order to determine the implied fair value of goodwill of each reporting unit. The Private Brands Business recognized impairment charges for the difference between the implied fair value of goodwill and the historical carrying value of goodwill within each reporting unit. Accordingly, during the second quarter of fiscal 2015, the Private Brands Business recorded a $210.9 million charge for the impairment of goodwill. During the first half of fiscal 2016, the Private Brands Business recorded an additional $340.5 million charge for the impairment of goodwill.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Private Brands Business for the fiscal years ended May 31, 2015 and May 25, 2014 and the four months ended May 26, 2013

The following discussion and analysis is intended to provide a summary of significant factors relevant to the financial performance and condition of the Private Brands Business. The discussion should be read together with the Private Brands Business’s combined financial statements and related notes of the Private Brands Business for the fiscal year ended May 31, 2015. Results for the fiscal year ended May 31, 2015 are not necessarily indicative of results that may be attained in the future.

EXECUTIVE OVERVIEW

The operations of the Private Brands Business principally include the production of private brand and customized food products which are sold in various retail channels and to foodservice customers, primarily in North America. The products include a variety of categories including: bars, cereal, snacks, condiments, pasta, and frozen and retail bakery products. The operations of the Private Brands Business also include the productions of branded pretzel and pita chip products. The Private Brands Business reflected in these combined financial statements includes a substantial portion of the operations of Seller’s previously reported under the Private Brands segment, with several exceptions for the inclusion (exclusion) of certain businesses that were not (were) previously part of the reported segment. A substantial portion of the Private Brands Business was acquired by Seller from Ralcorp on January 29, 2013.

Management’s primary objective for the Private Brands Business in fiscal 2015 was stabilization and recovery. Fiscal 2015 performance reflected an extra week in the fiscal year. The Private Brands Business’s performance continued to reflect weak volumes and margin pressures resulting from an intense bidding environment and executional challenges. The Private Brands Business generated operating cash flows of approximately $214.3 million from continuing operations during fiscal 2015.

On November 1, 2015, Seller and TreeHouse entered into the Purchase Agreement, pursuant to which, subject to the satisfaction or waiver of certain conditions, Seller has agreed to sell the Private Brands business to TreeHouse for $2.7 billion in cash on a cash-free, debt-free basis, subject to working capital and other adjustments.

For a summary of the terms and conditions of the Purchase Agreement, See “The Transactions — The Purchase Agreement.”

In connection with its determination to divest the Private Brands Business, Seller has classified the related assets and liabilities as held for sale beginning in the first quarter of fiscal 2016 and has recognized additional impairments of goodwill and long-lived assets in its externally reported financial statements. The accompanying financial statements present the Private Brands Business as an ongoing enterprise with a held in use perspective. Accordingly, these financial statements do not reflect the impairments arising from the application of a held for sale measurement approach. In addition, Seller has ceased depreciation and amortization expense related to these assets in its externally reported financial statements according to accounting guidance. The accompanying financials statements reflect depreciation and amortization expense under the held in use perspective.

Several significant items affect the comparability of year-over-year results of continuing operations (see “Items Impacting Comparability” below).

Items Impacting Comparability

Items of note impacting comparability for fiscal 2015 included the following:

•	charges of $1.58 billion related to the impairment of goodwill, other intangibles, and fixed assets impacting reporting units within the Private Brands business,

•	charges of $41.8 million under restructuring plans,

•	charges of $11.4 million in support of the integration of Ralcorp, and

•	a charge of $3.7 million ($2.3 million after-tax) in connection with a legal matter.

In addition, fiscal 2015 net sales benefited by approximately 1.9% as a result of the fiscal year including 53 weeks.

Items of note impacting comparability for fiscal 2014 included the following:

•	charges of $601.1 million related to the impairment of goodwill, other intangibles, and fixed assets impacting reporting units within the Private Brands business,

•	charges totaling $50.6 million in connection with restructuring plans, and

•	charges of $18.3 million in support of the integration of Ralcorp.

See Notes 3 and 5 to the combined financial statements for Private Brands Business for the fiscal years ended May 31, 2015 and May 25, 2014 and for the four months ended May 26, 2013, incorporated by reference herein.

Restructuring Plans

The Private Brands Business incurred costs in connection with the integration and restructuring of the operations of the Private Brands Business into those of Seller, optimization of Seller’s entire supply chain network, manufacturing assets, and improvement of selling, general and administrative effectiveness and efficiencies, which are referred to as the SCAE Plan.

The Private Brands Business incurred approximately $118.4 million of charges ($74.7 million of cash charges and $43.7 million of non-cash charges) for actions identified to date under the SCAE plan. In fiscal 2015 and fiscal 2014, the Private Brands Business recognized charges of $41.8 million and $48.2 million, respectively, in relation to the SCAE Plan. There can be no assurance that there will not be similar expenses and charges following the Acquisition.

At the time of its acquisition, Ralcorp had certain initiatives underway designed to optimize its manufacturing and distribution networks. These actions and the related costs are referred to as the “Ralcorp Pre-acquisition Restructuring Plans”. These plans involved, among other things, the exit of certain manufacturing facilities. In connection with the Ralcorp Pre-acquisition Restructuring Plans, the Private Brands Business has incurred $3.7 million of pre-tax charges ($1.9 million of which resulted in cash outflows). In fiscal 2014, the Private Brands Business recognized charges of $2.4 million. At the end of fiscal 2014, the Ralcorp Pre-acquisition Restructuring Plans were substantially complete.

BUSINESS REVIEW

Private Brands Business

The Private Brands Business is primarily engaged in manufacturing, distributing and marketing private-brand food products and other regional and value-brand food products in the grocery, mass merchandise, club, drugstore, and foodservice channels. The Private Brands Business’s products include: ready-to-eat and hot cereal products; nutritional and grain based bars; wet-filled products such as mayonnaise, syrups, jams and jellies, and specialty sauces; dry pasta products; snack nuts, snack mixes, chocolate candy, crackers, cookies, pretzels, and pita chips; frozen griddle products (pancakes, waffles, French toast and custom griddle products), refrigerated dough and breads. A significant portion of the Private Brands Business’s products are sold to customers within the United States. The Private Brands Business develops, manufactures, and markets emulations of various types of branded food products that retailers, mass merchandisers and drug stores sell under their own “store” brands or under value-brands. The Private Brands Business attempts to manufacture products that are at least equal in quality to the corresponding branded products. In the event branded producers modify their existing products or successfully introduce new products, the Private Brands Business may attempt to emulate the modified or new products. In conjunction with the Private Brands Business’s customers, the Private Brands Business develops packaging and graphics that rival the national brands. The Private Brands Business’s goal is that the only difference consumers perceive when purchasing the Private Brands Business’s private-brand products is a notable cost savings when compared to branded counterparts. In focused instances the Private Brands Business will also partner with certain customers to create new and innovative products and packaging.

Presentation of Derivative Gains (Losses) from Economic Hedges of Forecasted Cash Flows in Results

Derivatives used to manage commodity price risk and foreign currency risk are not designated for hedge accounting treatment. The Private Brands Business believes these derivatives provide economic hedges of certain forecasted transactions. As such, these derivatives are generally recognized at fair market value with realized and unrealized gains and losses recognized in the operating results. The Private Brands Business recognized a charge of $28.9 million, a gain of $3.2 million, and a charge of $4.6 million in fiscal 2015, 2014, and for the four months ended 2013, respectively, in relation to the use of derivatives.

Fiscal 2015 compared to Fiscal 2014

Net Sales

($ in millions)	Fiscal 2015 Net Sales	Fiscal 2014 Net Sales	% Inc (Dec)
Total Business	$3,902.4	$4,015.1	(3)%

The Private Brands Business’s net sales for fiscal 2015 were $3.9 billion, a decrease of $112.7 million, or 3%, compared to fiscal 2014. The decreases in the Private Brands Business’s net sales for fiscal 2015 reflected weak volumes and reduced selling prices resulting from an intense bidding environment and executional challenges; overall category declines in most of the categories in which the Private Brands Business competes; more than offsetting the significant selling price increases taken to offset commodity inflation as well as the benefit of the inclusion of an additional week of results in fiscal 2015. The intense bidding environment was most acute in the Private Brands Business ready-to-eat cereal, cookie, condiment, and griddle products due to aggressive competition from other store brand manufacturers. Service related issues were encountered primarily in the Private Brands Business’s refrigerated dough, cookie, and cereal businesses.

Gross Profit

($ in millions)	Fiscal 2015 Gross Profit	Fiscal 2014 Gross Profit	% Inc (Dec)
Total Business	$432.8	$589.8	(27)%

Gross profits were $157.0 million lower in fiscal 2015 than in fiscal 2014. Additional decreases were driven by the impact of lower net sales, discussed above, and higher commodity costs (particularly for durum wheat and tree nuts).

Selling, General and Administrative (“SG&A”) Expenses (Includes allocated general corporate expenses)

SG&A expenses totaled $2.0 billion for fiscal 2015, an increase of $920.9 million compared to fiscal 2014.

SG&A expenses for fiscal 2015 reflected the following:

•	charges of $1.58 billion related to impairment of goodwill, other intangibles, and fixed assets impacting reporting units within the Private Brands business,

•	charges of $224.9 million in connection with expense allocations from Seller,

•	expenses of $31.4 million in connection with the Private Brands Business’s restructuring plans, and

•	expenses of $11.4 million in support of integration of Ralcorp.

SG&A expenses for fiscal 2014 included:

•	charges of $601.1 million for the impairment of goodwill, other intangibles, and fixed assets within the Private Brands business,

•	charges of $231.8 million in connection with expense allocations from Seller,

•	expenses of $35.0 million in connection with restructuring plans, and

•	expenses of $18.3 million in support of the integration of Ralcorp.

Interest Expense, Net

Net interest expense was $1.9 million for both fiscal 2015 and 2014.

Income Taxes

The Private Brands Business’s income tax expense (benefit) was ($130.2) million and $8.4 million in fiscal 2015 and 2014, respectively. The effective tax rate (calculated as the ratio of income tax expense to pre-tax income) was 8.31% for fiscal 2015 and (1.72%) in fiscal 2014. Income tax benefit for fiscal 2015 reflected an impairment of goodwill that is largely non-deductible for tax purposes. The implementation of new positions the Private Brands Business is taking on tax credits that apply to prior year tax returns also resulted in an income tax benefit of $4.0 million in fiscal 2015. Income tax expense for fiscal 2014 also reflected an impairment of goodwill that is largely non-deductible for tax purposes.

Fiscal 2014 compared to the Four Month period ended Fiscal 2013

Because Seller purchased the bulk of the business comprising the Private Brands Business on January 29, 2013, only four months of its results of operations were included in Seller’s consolidated results of operations for the Seller’s fiscal year ended May 26, 2013. Accordingly, any reference to the Private Brand Business’s results of operations for the fiscal year ended May 26, 2013 reflect only the four month period in which this business was included in Seller’s consolidated results, and not a full fiscal year of results. Accordingly, the periods presented below are not periods with comparable lengths.

Net Sales

($ in millions)	Fiscal 2014 Net Sales	Four Month Period 2013 Net Sales	% Inc (Dec)
Total Business	$4,015.1	$1,300.4	209%

The Private Brands Business’s net sales for fiscal 2014 were $4.02 billion. The increase of $2.71 billion primarily represented a full year of ownership of the Ralcorp business in fiscal 2014 compared to only four months in fiscal 2013.

Gross Profit

($ in millions)	Fiscal 2014 Gross Profit	Four Month Period 2013 Gross Profit	% Inc (Dec)
Total Business	$589.8	$184.9	219%

The Private Brands Business’s gross profit as a percentage of net sales was 14.7% and 14.2% for fiscal 2014 and the four month period ended 2013, respectively.

Selling, General and Administrative (“SG&A”) Expenses (Includes allocated general corporate expenses)

SG&A expenses totaled $1.08 billion for fiscal 2014, an increase of $942.4 million compared to the four month period in fiscal 2013. The increase in overall SG&A primarily occurred as a result of impairment charges and the additional eight months of SG&A expenses for the Ralcorp business in fiscal 2014.

SG&A expenses for fiscal 2014 also included:

•	charges of $601.1 million for the impairment of goodwill, other intangibles, and fixed assets,

•	charges of $231.8 million in connection with expense allocations from Seller,

•	expenses of $35.0 million in connection with restructuring plans, and

•	$18.3 million in support of the integration of Ralcorp.

SG&A expenses for fiscal 2013 included:

•	expenses of $18.5 million in connection with restructuring plans,

Interest Expense, Net

In fiscal 2014, net interest expense was $1.9 million, an increase of $1.4 million, or 280%, from the four month period in fiscal 2013. The increase reflects a full year of interest in fiscal 2014 compared to four months for fiscal 2013.

Income Taxes

The Private Brands Business’s income tax expense was $8.4 million and $17.6 million in fiscal 2014 and 2013, respectively. The effective tax rate (calculated as the ratio of income tax expense to pre-tax income) was (1.72%) for fiscal 2014 and 34.58% in fiscal 2013. The effective tax rate for fiscal 2014 reflects an impairment of goodwill that is largely non-deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Capital

The Private Brands Business’s liquidity needs are funded by cash flows from its operations and from the financial support of Seller. The Private Brands Business does not maintain separate financing sources with third parties. The Private Brands Business believes Seller has adequate sources of liquidity to provide financial support to the Private Brands Business.

Cash Flows

In fiscal 2015, the Private Brands Business generated $214.3 million from operating activities, used $117.1 million for investing activities, used $99.4 million for financing activities, and had a decrease of $2.5 million in cash due to the effect of changes in foreign currency exchange rates.

Cash generated from operating activities totaled $214.3 million in fiscal 2015, as compared to $311.3 million generated in fiscal 2014. Lower sales and profits resulted in decreased cash flows from operating activities during fiscal 2015. During fiscal 2014, the Private Brands Business made significant severance payments to employees based on employment agreements that were in place at the time of Seller’s acquisition of Ralcorp.

Investing activities used $117.1 million in fiscal 2015 versus $128.0 million in fiscal 2014. Investing activities in fiscal 2015 and 2014 consisted primarily of capital expenditures of $119.4 million and $130.4 million, respectively.

Cash used for financing activities totaled $99.4 million in fiscal 2015 compared to $186.2 million in fiscal 2014. These amounts represent the net cash flows between the Private Brands Business and Seller for all purposes.

The Private Brands Business had cash and cash equivalents of $18.4 million at May 31, 2015 and $23.1 million at May 25, 2014, all of which were held in foreign countries. The Private Brands Business makes an assertion regarding the amount of earnings intended for permanent reinvestment outside the United States, with the balance available to be repatriated to the United States. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries’ operational activities and future foreign investments. No related tax liability has been accrued as of May 31, 2015. At May 31, 2015, management does not intend to permanently repatriate additional foreign cash. Any future decision to repatriate foreign cash could result in an adjustment to the deferred tax liability after considering available foreign tax credits and other tax attributes. It is not practicable to determine the amount of any such deferred tax liability at this time.

OFF-BALANCE SHEET ARRANGEMENTS

The Private Brands Business uses off-balance sheet arrangements (e.g., leases accounted for as operating leases) where sound business principles warrant their use. The Private Brands Business may also periodically enter into guarantees and other similar arrangements as part of transactions in the ordinary course of business. These are described further in “Obligations and Commitments,” below.

OBLIGATIONS AND COMMITMENTS

As part of the Private Brands Business’s ongoing operations, the Private Brands Business enters into arrangements that obligate it to make future payments under contracts such as lease agreements, debt agreements, and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as “take-or-pay” contracts). The unconditional purchase obligation arrangements are entered into in the normal course of business in order to ensure adequate levels of sourced product are available. Of these items, debt totaling $33.9 million as of May 31, 2015, was recognized as a liability in the Private Brands Business’s Combined Balance Sheets. Operating lease obligations and unconditional purchase obligations, which totaled $817.6 million as of May 31, 2015, were not recognized as liabilities in the Private Brands Business’s Combined Balance Sheets, in accordance with generally accepted accounting principles.

A summary of the Private Brands Business’s contractual obligations as of May 31, 2015 was as follows:

	Payments Due by Period (in millions)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt	$33.9	$—	$—	$—	$33.9
Operating lease obligations	140.7	18.5	38.0	26.2	58.0
Purchase obligations[1]	676.9	676.7	0.2	—	—

Total	$851.5	$695.2	$38.2	$26.2	$91.9

[1]	Amount includes open purchase orders and agreements, some of which are not legally binding and/or may be cancellable. Such agreements are generally settleable in the ordinary course of business in less than one year.

The Private Brands Business is also contractually obligated to pay interest on its long-term debt. The weighted average coupon interest rate of the long-term debt obligations outstanding as of May 31, 2015 was approximately 5.8%.

The table above does not include any reserves for uncertainties in income taxes, as the Private Brands Business is unable to reasonably estimate the ultimate amount or timing of settlement of its reserves for income taxes. The liability for gross unrecognized tax benefits at May 31, 2015 was $38.4 million. The net amount of unrecognized tax benefits at May 31, 2015, that, if recognized, would impact the Private Brands Business’s effective tax rate was $20.0 million. Recognition of these tax benefits would have a favorable impact on the Private Brands Business’s effective tax rate.

CRITICAL ACCOUNTING ESTIMATES

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the Private Brands Business’s historical experiences combined with management’s understanding of current facts and circumstances. Certain of the Private Brands Business’s accounting estimates are considered critical as they are both important to the portrayal of its financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting estimates considered critical by management.

Income Taxes — The Private Brands Business’s income tax expense is based on the Private Brands Business’s income, statutory tax rates, and tax planning opportunities available in the various jurisdictions in which it operates. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining the Private Brands Business’s income tax expense and in evaluating its tax positions, including evaluating uncertainties. The Private Brands Business reviews tax positions at least quarterly and adjusts the balances as new information becomes available. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Private Brands Business’s balance sheets, as well as from net operating loss and tax credit carryforwards. The Private Brands Business evaluates the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These estimates of future taxable income inherently require significant judgment. The Private Brands Business uses historical experience and short and long-range business forecasts to develop such estimates. Further, the Private Brands Business employs various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. To the extent management does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Further information on income taxes is provided in Note 8 “Pre-tax Income and Income Taxes” to the combined financial statements.

Employment-Related Benefits — The Private Brands Business incurs certain employment-related expenses associated with pensions, postretirement health care benefits, and workers’ compensation. In order to measure the annual expense associated with these employment-related benefits, management must make a variety of estimates including, but not limited to, discount rates used to measure the present value of certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, anticipated mortality rates, anticipated health care costs, and employee accidents incurred but not yet reported to the Private Brands Business. The estimates used by management are based on its historical experience as well as current facts and circumstances. The Private Brands Business uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits.

Different estimates used by management could result in the Private Brands Business recognizing different amounts of expense over different periods of time.

The Private Brands Business recognized a pension liability of $14.2 million and $11.9 million, a postretirement liability of $24.9 million and $34.9 million, and a workers’ compensation liability of $30.9 million and $30.8 million, as of the end of fiscal 2015 and 2014, respectively. The Private Brands Business also recognized a pension asset of $0.2 million and $0.1 million as of the end of fiscal 2015 and 2014, respectively, as certain individual plans of the Private Brands Business had a positive funded status.

The Private Brands Business recognized cumulative changes in the fair value of pension plan assets and net actuarial gains or losses in excess of 10% of the greater of the fair value of plan assets or the plan’s projected benefit obligation (“the corridor”) in current period expense annually as of the measurement date, which is the Private Brands Business’s fiscal year-end, or when measurement is required otherwise under generally accepted accounting principles.

The Private Brands Business recognized pension benefit from Private Brands Business plans of $5.2 million, $5.0 million, and $2.8 million in fiscal years 2015 and 2014, and the four months ended May 2013, respectively. This reflected expected returns on plan assets of $21.8 million, $20.9 million, and $7.7 million in fiscal years 2015 and 2014, and the four months ended May 2013, respectively. The Private Brands Business contributed $0.8 million and $0.6 million to its pension plans in fiscal years 2015 and 2014, respectively.

One significant assumption for pension plan accounting is the discount rate. The Private Brands Business selects a discount rate each year (as of its fiscal year-end measurement date) for its plans based upon a hypothetical bond portfolio for which the cash flows from coupons and maturities match the year-by-year projected benefit cash flows for its pension plans. The hypothetical bond portfolio is comprised of high-quality fixed income debt instruments (usually Moody’s Aa) available at the measurement date. Based on this information, the discount rate selected by the Private Brands Business for determination of pension expense was 4.15% for fiscal 2015, 4.05% for fiscal 2014, and 4.5% for fiscal 2013. The Private Brands Business selected a discount rate of 4.10% for determination of pension expense for fiscal 2016. For fiscal year-end pension obligation determination, the Private Brands Business selected discount rates of 4.10% and 4.15% for fiscal years 2015 and 2014, respectively.

Another significant assumption used to account for the Private Brands Business’s pension plans is the expected long-term rate of return on plan assets. In developing the assumed long-term rate of return on plan assets for determining pension expense, the Private Brands Business considers long-term historical returns (arithmetic average) of the plan’s investments, the asset allocation among types of investments, estimated long-term returns by investment type from external sources, and the current economic environment. Based on this information, the Private Brands Business selected 7.75% for the long-term rate of return on plan assets for determining its fiscal 2015 pension expense. The Private Brands Business selected an expected rate of return on plan assets of 7.75% to be used to determine its pension expense for fiscal 2016.

The rate of compensation increase is another significant assumption used in the development of accounting information for pension plans. The Private Brands Business determines this assumption based on its long-term plans for compensation increases and current economic conditions. Based on this information, the Private Brands Business selected 3.50% and 4.25% for fiscal years 2015 and 2014, respectively, as the rate of compensation increase for determining its year-end pension obligation. The Private Brands Business selected 4.25% for the rate of compensation increase for determination of pension expense for each of fiscal years 2015, 2014, and 2013. The Private Brands Business selected a rate of 3.70% for the rate of compensation increase to be used to determine its pension expense for fiscal 2016.

In October 2014, The Society of Actuaries’ Retirement Plan Experience Committee published new mortality tables and recommended their use for the measurement of U.S. pension plan obligations. With the assistance of a third-party actuary, in measuring the Private Brands Business’s pension obligations as of May 31, 2015, the

Private Brands Business incorporated revised assumptions that generally reflect the mortality improvement inherent in these new tables, as adjusted for experience specific to the Private Brands Business’s industry.

The Private Brands Business also provides certain postretirement health care benefits. The Private Brands Business recognized postretirement benefit expense of $1.0 million, $1.4 million, and $0.5 million in fiscal 2015, 2014, and 2013, respectively. The Private Brands Business reflected liabilities of $24.9 million and $34.9 million in its balance sheets as of May 31, 2015 and May 25, 2014, respectively.

The postretirement benefit expense and obligation are also dependent on the Private Brands Business’s assumptions used for the actuarially determined amounts. These assumptions include discount rates (discussed above), health care cost trend rates, inflation rates, retirement rates, mortality rates (also discussed above), and other factors. The health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. Assumed inflation rates are based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience. The discount rate the Private Brands Business selected for determination of postretirement expense was 3.65% for fiscal 2015, 3.35% for fiscal 2014, and 3.9% for fiscal 2013. The Private Brands Business selected a weighted-average discount rate of 3.5% for determination of postretirement expense for fiscal 2016. The Private Brands Business assumed the initial year increase in cost of health care to be 9.0%, with the trend rate decreasing to 4.5% by 2023.

The Private Brands Business provides workers’ compensation benefits to its employees. The measurement of the liability for the cost of providing these benefits is largely based upon actuarial analysis of costs. One significant assumption made is the discount rate used to calculate the present value of the Private Brands Business’s obligation. The weighted-average discount rate used at May 31, 2015 was 2.16%.

Impairment of Long-Lived Assets (including property, plant and equipment), Identifiable Intangible Assets, and Goodwill — The Private Brands Business reduces the carrying amounts of long-lived assets (including property, plant and equipment) to their fair values when their carrying amount is determined to not be recoverable. The Private Brands Business generally compares undiscounted estimated future cash flows of an asset or asset group to the carrying values of the asset or asset group. If the undiscounted estimated future cash flows exceed the carrying values of the asset or asset group, no impairment is recognized. If the undiscounted estimated future cash flows are less than the carrying values of the asset or asset group, the Private Brands Business writes-down the asset or assets to their estimated fair values. The estimates of fair value are generally in the form of appraisal, or by discounting estimated future cash flows of the asset or asset group.

Determining the useful lives of intangible assets also requires management judgment. Certain brand intangibles are expected to have indefinite lives based on their history and the Private Brands Business’s plans to continue to support and build the acquired brands, while other acquired intangible assets (e.g., customer relationships) are expected to have determinable useful lives. The Private Brands Business’s estimates of the useful lives of definite-lived intangible assets are primarily based upon historical experience, the competitive and macroeconomic environment, and its operating plans. The costs of definite-lived intangibles are amortized to expense over their estimated life.

The Private Brands Business reduces the carrying amounts of indefinite-lived intangible assets, and goodwill to their fair values when the fair value of such assets is determined to be less than their carrying amounts (i.e., assets are deemed to be impaired). Fair value is typically estimated using a discounted cash flow analysis, which requires the Private Brands Business to estimate the future cash flows anticipated to be generated by the particular asset being tested for impairment as well as to select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, the Private Brands Business considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by management in such areas as future economic conditions, industry-specific conditions, product pricing, and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets and identifiable intangible assets.

In assessing other intangible assets not subject to amortization for impairment, the Private Brands Business has the option to perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of such an intangible asset is less than its carrying amount. If the Private Brands Business determines that it is not more likely than not that the fair value of such an intangible asset is less than its carrying amount, then the Private Brands Business is not required to perform any additional tests for assessing intangible assets for impairment. However, if the Private Brands Business concludes otherwise or elects not to perform the qualitative assessment, then the Private Brands Business is required to perform a quantitative impairment test that involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

If the Private Brands Business performs a quantitative impairment test in evaluating impairment of its indefinite lived brands/trademarks, the Private Brands Business utilizes a “relief from royalty” methodology. The methodology determines the fair value of each brand through use of a discounted cash flow model that incorporates an estimated “royalty rate” the Private Brands Business would be able to charge a third party for the use of the particular brand. When determining the future cash flow estimates, the Private Brands Business must estimate future net sales and a fair market royalty rate for each applicable brand and an appropriate discount rate to measure the present value of the anticipated cash flows. Estimating future net sales requires significant judgment by management in such areas as future economic conditions, product pricing, and consumer trends. In determining an appropriate discount rate to apply to the estimated future cash flows, the Private Brands Business considers the current interest rate environment and its estimated cost of capital.

In fiscal 2015, the Private Brands Business elected to perform a quantitative impairment test for indefinite lived intangibles. During fiscal 2015, the Private Brands Business recognized impairment charges of $43.7 million to write-down various brands.

In fiscal 2014, the Private Brands Business elected to perform a quantitative impairment test for indefinite lived intangibles. The Private Brands Business recognized impairment charges of $3.0 million for a small brand.

Goodwill is tested annually for impairment of value and whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have negative effects on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

In testing goodwill for impairment, the Private Brands Business has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If the Private Brands Business elects to perform a qualitative assessment and determines that an impairment is more likely than not, it is then required to perform a quantitative impairment test, otherwise no further analysis is required. The Private Brands Business also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test.

Under the goodwill qualitative assessment, various events and circumstances that would affect the estimated fair value of a reporting unit are identified (similar to impairment indicators above). Furthermore, management considers the results of the most recent two-step quantitative impairment test completed for a reporting unit and compares the weighted average cost of capital between the current and prior years for each reporting unit.

Under the two-step quantitative impairment test, the first step of the evaluation involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. Fair value is typically estimated using a discounted cash flow analysis, which requires the Private Brands Business to estimate the future cash flows anticipated to be generated by the reporting unit being tested for impairment as well as to select a risk-adjusted discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, the Private Brands Business considers historical results adjusted to reflect current and anticipated operating conditions. The Private Brands Business estimates cash flows for the reporting unit over a discrete period (typically four or five years) and the terminal period (considering expected long term growth rates and trends). Estimating future cash flows requires significant judgment by management in such areas as future economic conditions, industry-specific conditions, product pricing, and necessary capital expenditures. The use of different assumptions or estimates for future cash flows or significant changes in risk-adjusted discounts rates due to changes in market conditions could produce substantially different estimates of the fair value of the reporting unit.

If the fair value of a reporting unit determined in the first step of the evaluation is lower than its carrying value, the Private Brands Business proceeds to the second step, which compares the carrying value of goodwill to its implied fair value. In estimating the implied fair value of goodwill for a reporting unit, the Private Brands Business must assign the fair value of the reporting unit (as determined in the first step) to the assets and liabilities associated with the reporting unit as if the reporting unit had been acquired in a business combination (i.e., the Private Brands Business estimates the fair value of each asset and liability held in the reporting unit). The various assets and liabilities within the reporting unit are generally not adjusted to their new, estimated fair values (unless impairments of any individual assets are indicated). The implied goodwill is equal to the residual of the estimated fair value of the reporting unit over the estimated fair values of each identifiable asset and liability within the reporting unit. Any excess of the carrying value of goodwill of the reporting unit over its implied fair value is recorded as impairment.

Because sales and profits for the Private Brands Business fell below expectations throughout fiscal 2014 and 2015, the Private Brands Business performed quantitative analyses of goodwill on certain of the Private Brands Business’s reporting units in the fourth quarter of fiscal 2014 and the second, third, and fourth quarters of fiscal 2015. Estimating the fair value of individual reporting units requires management to make assumptions and estimates regarding the Private Brands Business’s future plans and future industry and economic conditions. The Private Brands Business estimated the future cash flows of each reporting unit within the Private Brands Business and calculated the net present value of those estimated cash flows using a risk adjusted discount rate, in order to estimate the fair value of each reporting unit from the perspective of a market participant. The Private Brands Business used discount rates and terminal growth rates in fiscal 2015 of 8% and 3%, respectively, and in fiscal 2014 of 8.3% and 3%, respectively, to calculate the present value of estimated future cash flows. The Private Brands Business then compared the estimated fair value of each reporting unit to the respective historical carrying value (including allocated assets and liabilities of certain shared and Corporate functions), and determined that the fair value of the reporting unit was less than the carrying value for six reporting units throughout fiscal 2015. With the assistance of a third-party valuation specialist, the Private Brands Business estimated the fair value of the assets and liabilities of each of these reporting units in order to determine the implied fair value of goodwill of each reporting unit. The Private Brands Business recognized impairment charges for the difference between the implied fair value of goodwill and the carrying value of goodwill within each reporting unit at the respective measurement dates. Accordingly, during fiscal 2015, the Private Brands Business recorded charges totaling $1.51 billion for the impairment of goodwill. The following reporting units within the Private Brands Business were impacted: $328.7 million in Bars and Coordinated, $195.1 million in Cereal, $157.1 million in Pasta, $515.6 million in Snacks, $174.4 million in Retail Bakery, and $136.1 million in Condiments.

During fiscal 2014, the Private Brands Business recorded a $593.2 million charge for the impairment of goodwill. The following reporting units were impacted: $66.4 million in Bars, $154.6 million in Cereal, $94.2 million in Pasta, $222.6 million in Snacks, and $55.4 million in Retail Bakery.

During the fourth quarter of fiscal 2015, the Private Brands Business concluded that, due to a decline in estimated future cash flows, there was an indicator of impairment for certain property, plant, and equipment. As a result, the Private Brands Business reviewed the long-lived assets for impairment and recorded a $13.7 million impairment charge. The impairment was measured based upon an estimated disposal value for the related production facility.

BUSINESS OF TREEHOUSE

References in this “Business of TreeHouse” section to “we,” “us,” “our,” “Company,” and “TreeHouse” refer to TreeHouse Foods, Inc. and its consolidated subsidiaries unless the context specifically states or implies otherwise.

The below is a description of TreeHouse’s business as of its fiscal year ended December 31, 2014 and represents TreeHouse’s business prior to the Acquisition and does not take into account the potential impact of the Acquisition on its business. See also “Prospectus Supplement Summary—Our Company.”

TreeHouse is a Delaware corporation incorporated on January 25, 2005 by Dean Foods Company to accomplish a spin-off of certain specialty businesses to its shareholders, which was completed on June 27, 2005. Since the Company began operating as an independent entity, it has expanded its product offerings through a number of acquisitions:

•	On April 24, 2006, the Company acquired the private label soup and infant feeding business from Del Monte Corporation.

•	On May 31, 2007, the Company acquired VDW Acquisition, Ltd. (“San Antonio Farms”), a manufacturer of Mexican sauces.

•	On October 15, 2007, the Company acquired the assets of E.D. Smith Income Fund (“E.D. Smith”), a manufacturer of salad dressings, jams, and various sauces.

•	On March 2, 2010, the Company acquired Sturm Foods, Inc. (“Sturm”), a manufacturer of hot cereals and powdered drink mixes.

•	On October 28, 2010, the Company acquired S.T. Specialty Foods, Inc. (“S.T. Foods”), a manufacturer of dry dinners, which include macaroni and cheese and skillet dinners.

•	On April 13, 2012, the Company acquired substantially all of the assets of Naturally Fresh, Inc. (“Naturally Fresh”), a manufacturer of refrigerated dressings, sauces, marinades, dips, and other specialty items.

•	On July 1, 2013, the Company acquired Cains Foods, L.P. (“Cains”), a manufacturer of shelf stable mayonnaise, dressings, and sauces.

•	On October 8, 2013, the Company acquired Associated Brands Management Holdings Inc., Associated Brands Holdings Limited Partnership, Associated Brands GP Corporation, and 6726607 Canada Ltd. (collectively, “Associated Brands”), a manufacturer of powdered drinks, specialty teas, and sweeteners.

•	On May 30, 2014, the Company acquired all of the outstanding equity interests of PFF Capital Group, Inc. (“Protenergy”), a manufacturer of broths, soups, and gravies.

•	On July 29, 2014, the Company acquired Flagstone Foods (“Flagstone”), a manufacturer of snack nuts, trail mixes, dried fruit, snack mixes, and other wholesome snacks.

We are a consumer packaged food and beverage manufacturer operating 24 manufacturing facilities across the United States and Canada servicing retail grocery, food away from home, and industrial and export customers. We manufacture a variety of shelf stable, refrigerated, and fresh products. Our product categories include beverages; salad dressings; snacks; beverage enhancers; pickles; Mexican and other sauces; soup and infant feeding; cereals; dry dinners; aseptic products; jams; and other products. We have a comprehensive offering of packaging formats and flavor profiles, and we also offer natural, organic, and preservative-free ingredients in many categories. Our strategy is to be the leading supplier of private label food and beverage products by providing the best balance of quality and cost to our customers. We manufacture and sell the following:

•	private label products to retailers, such as supermarkets, mass merchandisers, and specialty retailers, for resale under the retailers’ own or controlled labels,

•	private label and branded products to the foodservice industry, including foodservice distributors and national restaurant operators,

•	branded products under our own proprietary brands, primarily on a regional basis to retailers, and

•	products to our industrial customer base for repackaging in portion control packages and for use as ingredients by other food manufacturers.

We discuss the following segments in Item 7 in our Annual Report on Form 10-K for the year ended December 31, 2014 and in our other periodic reports: North American Retail Grocery, Food Away From Home, and Industrial and Export. The key performance indicators of our segments are net sales dollars and direct operating income, which is gross profit less the cost of transporting products to customer locations, commissions paid to independent sales brokers, and direct selling and marketing expenses.

North American Retail Grocery — Our North American Retail Grocery segment sells branded and private label products to customers within the United States and Canada. These products include non-dairy powdered creamers; sweeteners; condensed, ready to serve, and powdered soups, broths, and gravies; refrigerated and shelf stable salad dressings and sauces; pickles and related products; Mexican and other sauces; jams and pie fillings; aseptic products; liquid non-dairy creamer; powdered drinks; single serve hot beverages; specialty teas; hot cereals; baking and mix powders; macaroni and cheese; skillet dinners; and snack nuts, trail mixes, dried fruit, and other wholesome snacks.

Food Away From Home — Our Food Away From Home segment sells non-dairy powdered creamers; sweeteners; pickles and related products; Mexican and other sauces; refrigerated and shelf stable dressings; aseptic products; hot cereals; powdered drinks; and single serve hot beverages to foodservice customers, including restaurant chains and food distribution companies, within the United States and Canada.

Industrial and Export — Our Industrial and Export segment includes the Company’s co-pack business and non-dairy powdered creamer sales to industrial customers for use in industrial applications, including products for repackaging in portion control packages and for use as ingredients by other food manufacturers. This segment sells non-dairy powdered creamer; baking and mix powders; pickles and related products; refrigerated and shelf stable salad dressings; Mexican sauces; aseptic products; soup and infant feeding products; hot cereal; powdered drinks; single serve hot beverages; specialty teas; nuts; and other products. Export sales are primarily to industrial customers outside of North America.

See Note 22 to the Consolidated Financial Statements and Item 7 in our Annual Report on Form 10-K for the year ended December 31, 2014 for information related to the Company’s business segments.

We operate our business as Bay Valley Foods, LLC (“Bay Valley”), Sturm, S.T. Foods, Cains, Associated Brands, Inc. (“Associated Brands U.S.”), Protenergy Natural Foods, Inc. (“Protenergy U.S.”), and Flagstone Foods (“Flagstone”) in the United States and E.D. Smith, Associated Brands, Inc. (“Associated Brands Canada”), and Protenergy Natural Foods Corporation (“Protenergy Canada”) in Canada. Bay Valley is a Delaware limited liability company, a 100% owned subsidiary of TreeHouse. E.D. Smith, Sturm, S.T. Foods, Cains, Associated Brands U.S., Associated Brands Canada, Protenergy U.S., Protenergy Canada, and Flagstone are directly or indirectly 100% owned subsidiaries of Bay Valley.

Our Products

The following table presents the Company’s net sales by major products. In 2013, as a result of the Associated Brands acquisition, the Company updated the product categories. We changed Non-dairy creamer to Beverage enhancers to include sweeteners from Associated Brands. Powdered drinks was renamed Beverages and now includes the specialty teas and related products from Associated Brands. These changes did not require prior period adjustments. In 2014, the Company added the Snacks category due to the acquisition of Flagstone. This category includes snack nuts, trail mixes, dried fruit, and other wholesome snacks.

	Year Ended December 31,
	2014		2013		2012
	(Dollars in thousands)
Products
Beverages	$499,829	17.0%	$341,547	14.9%	$234,430	10.8%
Salad dressings	361,859	12.3	334,577	14.6	284,027	13.0
Beverage enhancers	359,179	12.2	361,290	15.7	362,238	16.6
Soup and infant feeding	351,917	11.9	219,404	9.6	281,827	12.9
Pickles	302,621	10.3	297,904	13.0	308,228	14.1
Snacks	287,281	9.8	—	—	—	—
Mexican and other sauces	248,979	8.5	245,171	10.7	232,025	10.6
Cereals	168,739	5.7	169,843	7.4	162,952	7.5
Dry dinners	139,285	4.7	124,075	5.4	126,804	5.8
Aseptic products	102,635	3.5	96,136	4.2	91,585	4.2
Other products	70,720	2.3	46,650	2.0	36,573	1.7
Jams	53,058	1.8	57,330	2.5	61,436	2.8

Total net sales	$2,946,102	100.0%	$2,293,927	100.0%	$2,182,125	100.0%

Beverages — We produce a variety of beverages that include the Company’s single serve hot beverages such as filtered coffee, cappuccino, hot cocoa, and cider. Also included in this category are the Company’s powdered drink mixes that include such items as lemonade, iced tea, and energy, vitamin enhanced, and isotonic sports drinks. Beginning in 2013, as a result of the Associated Brands acquisition, we also added specialty teas to our beverages offerings. We primarily sell these products to grocery retailers. We believe we are the largest manufacturer of private label powdered drink mixes in both the United States and Canada, based on volume. Beverages represented approximately 17.0% of our consolidated net sales in 2014.

Salad dressings — We produce pourable and spoonable, refrigerated, and shelf stable salad dressings. Our salad dressings are primarily sold to grocery retailers throughout the United States and Canada, encompass many flavor varieties, and include private label and regional branded offerings. We believe we are the largest manufacturer of private label salad dressings in both the United States and Canada, based on volume. Salad dressings represented approximately 12.3% of our consolidated net sales in 2014.

Beverage enhancers — Beverage enhancers includes non-dairy powdered creamer, refrigerated liquid non-dairy creamer, and sweeteners. Non-dairy powdered creamer, the largest component in this category, is used as coffee creamer or whitener and as an ingredient in baking, hot and cold beverages, gravy mixes, and similar products. Product offerings in this category include both private label and branded products packaged for grocery retailers and foodservice customers. Products sold outside of the retail channel are for use in coffee and beverage service, and other industrial applications, such as portion control, repackaging, and ingredient use by other food manufacturers. We believe we are the largest manufacturer of non-dairy powdered creamer in the United States and Canada, based on volume. Beverage enhancers represented approximately 12.2% of our consolidated net sales in 2014.

Soup and infant feeding — Condensed, ready to serve, and powdered soup, as well as broth and gravy, are produced and packaged in various sizes and formats, including cans and cartons, from single serve to larger sized packages. We primarily produce private label products sold to grocery retailers. In 2014, the acquisition of Protenergy contributed additional volume to this category, while also diversifying the Company’s packaging technologies to include carton production capabilities. We also co-pack organic infant feeding products for a branded baby food company in the Industrial and Export segment. In 2014, soup and infant feeding sales represented approximately 11.9% of our consolidated net sales, with the majority of the sales coming from soup sold through the retail channel.

Pickles — We produce pickles and a variety of related products, including peppers and pickled vegetables, for private label and regional branded offerings. These products are sold to grocery retail, foodservice, and industrial customers. We believe we are the largest producer of private label pickles in the United States, based on volume. Pickles and related products represented approximately 10.3% of our consolidated net sales in 2014.

Snacks — We produce snack nuts, trail mixes, dried fruit, snack mixes, and other wholesome snacks as a result of our Flagstone acquisition in 2014. We believe we are the largest manufacturer of trail mixes in the United States. These products are predominantly sold to grocery retailers. Snacks represented approximately 9.8% of our consolidated net sales in 2014.

Mexican and other sauces — We produce a wide variety of Mexican and other sauces, including salsa, picante sauce, cheese dip, enchilada sauce, pasta sauce, and taco sauce that we sell to grocery retailers and foodservice customers in the United States and Canada, as well as to industrial markets. Mexican and other sauces represented approximately 8.5% of our consolidated net sales in 2014.

Cereals — We produce a variety of instant and cook-on-stove hot cereals, including oatmeal, farina, and grits in single-serve instant packets and microwaveable bowls. These products are primarily sold to grocery retailers. We believe we are the largest manufacturer of private label instant hot cereals in both the United States and Canada, based on volume. Cereals represented approximately 5.7% of our consolidated net sales in 2014.

Dry dinners — We produce private label macaroni and cheese, skillet dinners, and other value-added side dishes. These products are sold to grocery retailers. Dry dinners represented approximately 4.7% of our consolidated net sales in 2014.

Aseptic products — Aseptic products included in this category include cheese sauces and puddings. Aseptic products are processed under heat and pressure in a sterile production and packaging environment, creating a product that does not require refrigeration prior to use. These products are sold primarily to foodservice customers in cans and flexible packages. Aseptically produced soup and broth is included in the soup and infant feeding category. Aseptic products represented approximately 3.5% of our consolidated net sales in 2014.

Jams — We produce jams that we sell to grocery retailers and foodservice customers in the United States and Canada. We believe we are the largest manufacturer of private label jams in Canada. Jams represented 1.8% of our consolidated net sales in 2014.

Other products —We produce a variety of other products, the majority of which include pie fillings and deserts, and baking products. Other products represented approximately 2.3% of our consolidated net sales in 2014.

See Note 22 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended of December 31, 2014 for financial information by segment.

Customers and Distribution

We sell our products through various distribution channels, including grocery retailers, foodservice distributors, and industrial and export, which includes food manufacturers and repackagers of foodservice products. We have an internal sales force that manages customer relationships and a broker network for sales to retail and foodservice accounts. Industrial food products are generally sold directly to customers without the use of a broker. Most of our customers purchase products from us either by purchase order or pursuant to contracts that generally are terminable at will.

Products are shipped from our production facilities directly to customers, or from warehouse distribution centers where products are consolidated for shipment to customers if an order includes products manufactured in more than one production facility or product category. We believe this consolidation of products enables us to improve customer service by offering our customers a single order, invoice, and shipment.

We sell our products to a diverse customer base, including most of the leading grocery retailers and foodservice operators in the United States and Canada, and a variety of customers that purchase bulk products for industrial food applications. We currently supply more than 200 food retail customers in North America, including each of the 50 largest food retailers, and more than 500 foodservice customers, including distributors who comprise 90% of the foodservice sales universe and over 50 of the 100 largest restaurant chains. A relatively limited number of customers account for a large percentage of our consolidated net sales. For the year ended December 31, 2014, our ten largest customers accounted for approximately 54.0% of our consolidated net sales. For the years ended December 31, 2014, 2013 and 2012, our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 18.8%, 19.0% and 20.7%, respectively, of our consolidated net sales. No other customer accounted for 10% or more of the Company’s consolidated net sales. Total trade receivables with Wal-Mart Stores, Inc. and affiliates represented 17.5% and 24.8% of our total trade receivables as of December 31, 2014 and 2013, respectively. The Company had revenues from customers outside of the United States of approximately 12.4%, 13.2%, and 13.0% of total consolidated net sales in 2014, 2013, and 2012, respectively, with 11.3%, 12.2%, and 12.1% from Canada in 2014, 2013, and 2012, respectively. Sales are determined based on the customer destination where the products are shipped.

Backlog

We generally ship our products from inventory upon receipt of a customer order. In certain cases, we produce to order. Sales order backlog is not material to our business.

Competition

We have several competitors in each of our segments. For sales of private label products to retailers, the principal competitive factors are product quality, quality of service, and price. For sales of products to foodservice, industrial, and export customers, the principal competitive factors are price, product quality, specifications, and reliability of service. We believe we are the largest manufacturer of non-dairy powdered creamer, and pickles in the United States, based on volume, and the largest manufacturer of private label salad dressings, powdered drink mixes, trail mixes, and instant hot cereals in the United States and Canada, based on sales volume.

Competition to obtain shelf space for our branded products with retailers generally is based on the expected or historical performance of our product sales relative to our competitors. The principal competitive factors for sales of our branded products to consumers are brand recognition and loyalty, product quality, promotion, and price. Some of our branded competitors have significantly greater resources and brand recognition than we do.

Recent trends impacting competition include an increase in snacking and awareness of healthier and “better for you” foods. These trends, together with a surge of specialty retailers who cater to consumers looking for either the highest quality ingredients, unique packaging, products to satisfy particular dietary needs, or value offerings where consumers are looking to maximize their food purchasing power, create pressure on manufacturers to provide a full array of products to meet customer and consumer demand.

We believe our strategies for competing in each of our business segments, which include providing superior product quality, effective cost control, an efficient supply chain, successful innovation programs, and competitive pricing, allow us to compete effectively.

Patents and Trademarks

We own a number of registered trademarks. While we consider our trademarks to be valuable assets, we do not consider any trademark to be of such material importance that its absence would cause a material disruption of our business. No trademark is material to any one segment.

Trademarks sold within the North American Retail Grocery segment include the following pickle brands, Farman’s®, Nalley®, Peter Piper®, and Steinfeld’s®. Also sold are trademarks related to sauces and syrups that include, Bennett’s®, Hoffman House®, Roddenbery’s Northwoods®, and San Antonio Farms®. Non-dairy powdered creamer is sold under our proprietary Cremora® trademark, and non-dairy refrigerated liquid creamer is sold under the Mocha Mix® trademark. Single serve hot beverages are sold under the Caza Trail® and Grove Square® trademarks. Other refrigerated products are sold under the Second Nature® trademark, and our jams and other sauces are sold under the E.D. Smith® and Habitant® trademarks. Our oatmeal is sold under the McCann’s® trademark. Certain refrigerated dressings and sauces are sold under the Naturally Fresh® trademark. Additionally, certain mayonnaise, dressings, and sauces are sold under the Cains® and Olde Cape Cod® trademarks. Knox® gelatin and J-Cloth® cleaning cloths are products using these trademarks sold in Canada.

As a result of the Flagstone acquisition, the Company acquired the Ann’s House of Nuts® and Amport® trademarks. These trademarks are primarily used in the North American Retail Grocery segment and pertain to the snacks product category.

Trademarks used in our Food Away From Home segment include Schwartz®, Saucemaker®, Naturally Fresh®, and Cains®.

Seasonality

In the aggregate, our sales do not vary significantly by quarter but are slightly weighted towards the second half of the year, particularly in the fourth quarter, with a more pronounced impact on profitability. As our product portfolio has grown, we have shifted to a higher percentage of cold weather products. Products that show a higher level of seasonality include non-dairy powdered creamer, coffee, specialty teas, cappuccinos, and hot cereal, all of which typically have higher sales in the first and fourth quarters. Additionally, sales of soup and snack nuts are generally highest in the fourth quarter. Warmer weather products such as dressings and pickles typically have higher sales in the second quarter, while drink mixes tend to show higher sales in the second and third quarters. As a result of our product portfolio and the related seasonality, our financing needs are generally highest in the second and third quarters due to inventory builds, while cash flow is generally highest in the first and fourth quarters following the seasonality of our sales.

Foreign Operations and Geographic Information

Foreign sales information is set forth in Note 22 to the Consolidated Financial Statements in our Annual Report in Form 10-K.

Raw Materials and Supplies

Our raw materials consist of ingredients and packaging materials. Principal ingredients used in our operations include processed vegetables and meats, soybean oil, coconut oil, casein, oats, wheat, cheese, corn syrup, coffee, tea, cucumbers, peppers, nuts, and fruit. These ingredients are generally purchased under supply contracts, and we occasionally engage in forward buying when we determine such buying to be to our advantage. We believe these ingredients generally are available from a number of suppliers. The cost of raw materials used in our products may fluctuate due to weather conditions, regulations, industry and general U.S. and global economic conditions, fuel prices, energy costs, labor disputes, transportation delays, political unrest, or other unforeseen circumstances. The most important packaging materials and supplies used in our operations are glass, plastic, and corrugated containers, metal closures, and metal cans. Most packaging materials are purchased under long-term supply contracts. We believe these packaging materials are generally available from a number of suppliers. Volatility in the cost of our raw materials and packaging supplies can adversely affect our performance, as price changes often lag behind changes in costs, and we are not always able to adjust our pricing to reflect changes in raw material and supply costs.

Working Capital

Our short-term financing needs are primarily for financing working capital and are highest in the second and third quarters as we build inventory. Due to the seasonality of vegetable and fruit production being driven by harvest cycles, which occur primarily during late spring and summer, inventories generally are at a low point in late spring and at a high point during the fall, increasing our working capital requirements. In addition, we build inventories of salad dressings in the spring and inventories of soup and nuts in the summer months in anticipation of large seasonal shipments that begin late in the second and third quarters, respectively. Our long-term financing needs depend largely on potential acquisition activity. Our $900 million Existing Revolving Credit Facility, plus cash flow from operations, is expected to be adequate to provide liquidity for a period of no less than twelve months.

Research and Development

Sample preparation, plant trials, ingredient approval, and other quality control procedures are conducted at all our manufacturing facilities. Research and development expense totaled $12.8 million, $17.5 million, and $11.1 million in 2014, 2013, and 2012, respectively, and is included in the General and administrative line of the Consolidated Statements of Income. Below is a list of our facilities and related research and development activities:

Facility:	Research and Development Activities:
Atlanta, GA	Salad dressings, dips
Ayer, MA	Mayonnaise, salad dressings, sauces
Brooklyn Park, MN	Dry dinners
Cambridge, MD	Soups, broths, and gravies
Delta, British Columbia, Canada	Specialty teas
Dixon, IL	Aseptic products
Green Bay, WI	Pickle and related products
Manawa, WI	Hot cereals, powdered drinks
Medina, NY	Powdered drinks, dry dinners, sweeteners
Mississauga, Ontario, Canada	Powdered drinks, dry dinners, sweeteners
North East, PA	Salad dressings
Oak Brook, IL	All product categories
Pecatonica, IL	Aseptic, powdered creamer
Pittsburgh, PA	Soup, infant feeding
Richmond Hill, Ontario, Canada	Soups, broths, and gravies
San Antonio, TX	Mexican sauces
St. Paul, MN	Snacks
Winona, Ontario, Canada	Jams, fruit-based products, sauces

Employees

As of December 31, 2014, our work force consisted of approximately 6,181 full-time employees, with 5,353 in the United States and 828 in Canada.

Regulatory Environment and Environmental Compliance

The conduct of our businesses, and the production, distribution, sale, labeling, safety, transportation, and use of our products, are subject to various laws and regulations administered by federal, state, and local governmental agencies in the United States, as well as to foreign laws and regulations administered by government entities and agencies in markets where we operate. It is our policy to abide by the laws and regulations that apply to our businesses.

We are subject to national and local environmental laws in the United States and in foreign countries in which we do business including laws relating to water consumption and treatment, air quality, waste handling and disposal, and other regulations intended to protect public health and the environment. We are committed to meeting all applicable environmental compliance requirements.

The cost of compliance with national and international laws does not have and is not expected to have, a material financial impact on our capital expenditures, earnings or competitive position.

THE PRIVATE BRANDS BUSINESS

References in this “The Private Brands Business” section to “we,” “us,” “our,” “Private Brands Business”, and “Ralcorp” refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries unless the context specifically states or implies otherwise. The Acquisition has not yet been completed, and this offering is not contingent upon the completion of our acquisition of the Private Brands Business.

Ralcorp is a Missouri corporation that was formed to constitute the private brands business of ConAgra Foods. The Private Brands Business is the accumulation of much of the prior independent company known as Ralcorp Holdings, Inc. and other private operations of the current existing ConAgra Foods, Inc. This newly formed company was incorporated by ConAgra Foods, Inc. to accomplish the sale of the Private Brands Businesses to a third party.

The Private Brands Business is primarily engaged in manufacturing, distributing and marketing private-brand food products and other regional and value-brand food products through grocery, mass merchandise, club, drugstore, foodservice, and export channels. We have 32 manufacturing facilities, of which 26 are in the United States, 4 are in Canada, and 2 are in Italy. We also have some minor production supplied by co-manufacturing agreements with third party suppliers. We manufacture a variety of shelf stable, refrigerated, and frozen products. Our product categories include snacks, retail bakery, pasta, cereal, bars and condiments. We have a comprehensive offering of packaging formats and flavor profiles, and we also offer natural, organic, and preservative-free ingredients in many categories. We develop, manufacture, and market emulations of various types of branded food products that retailers, mass merchandisers and drug stores sell under their own “store” brands or under value-brands. In conjunction with our customers, we develop packaging and graphics that rival the national brands. Our strategy is to be the leading supplier of private label food in our categories by providing the best balance of quality and cost to our customers. We manufacture and sell the following:

•	private label products to retailers, such as supermarkets, mass merchandisers, and specialty retailers, for resale under the retailers’ own or controlled labels,

•	private label and branded products to the foodservice industry, including foodservice distributors and national restaurant operators,

•	branded products under our own proprietary brands, primarily on a regional basis to retailers,

•	branded products under co-pack agreements to other major branded companies for their distribution, and

•	products to our industrial customer base for repackaging in portion control packages and for use as ingredients by other food manufacturers.

We operate our business as Ralcorp Holdings, Inc. (“Ralcorp”), American Italian Pasta Company, Nutcracker Brands, Inc., Linette Quality Chocolates, Inc., Ralcorp Frozen Bakery Products, Inc., Cottage Bakery, Inc., and The Carriage House Companies, Inc., in the United States and BFG Canada Ltd., Western Waffles Corp. in Canada and Pasta Lensi in Italy. All operating units are directly or indirectly 100% owned subsidiaries of Ralcorp Holdings Inc.

Our Products

The following chart presents management’s estimate of the Private Brands Business net sales by major product categories for the fiscal year ended May 31, 2015. Net sales for the Private Brands Business were $3,902.4 million, $4,015.1 million and $1,300.4 million for the fiscal years ended May 31, 2015 and May 25, 2014 and the four months ended May 26, 2013, respectively.

Private Brands Business estimated net sales by product category for the fiscal year ended May 31, 2015

Bars

Our bar business operates two facilities that produce grain based cereal bars, fruit and nut bars, nutritional and energy bars, as well as packaged fruit snacks. We produce bars for both retail customers as well as several branded customers under co-manufacturing agreements. We believe we are the largest private label producer of snack bars and health and wellness bars in the United States. The bar business’s products are largely produced to order and are shipped directly to customers using independent truck lines. The products are sold through an internal sales staff and a broker network. With respect to fruit snacks, we purchase finished goods in bulk and package them in one of our bar facilities.

Cereal

Our cereal products include our private-brand and value-brand ready-to-eat cereals and hot cereals. Private-brand ready-to-eat cereals are currently produced at three manufacturing facilities and presently include 45 different cereal varieties utilizing flaking, extrusion and shredding technologies. Private-brand and value-brand hot cereals are produced at one facility and include old-fashioned oatmeal, quick oatmeal, regular instant oatmeal, flavored instant oatmeal, farina, instant Ralston® (a branded hot wheat cereal) and 3 Minute Brand® hot cereals. Sales of hot cereals are higher in cooler months. We believe we are the largest private-brand ready-to-eat (“RTE”) cereal manufacturer in the U.S. We produce cereal products based on our estimates of customer orders and maintain, on average, four to six weeks inventory of finished products. Our ready-to-eat and hot cereals are warehoused in and primarily distributed through four independent distribution facilities and one of our cereal plants, and are shipped to customers principally via independent truck lines. Our RTE cereals and hot cereals are sold through internal sales staff and independent food brokers.

Condiments

Our condiment business operates one plant and produces a variety of private-brand shelf-stable spoonable dressings, table and flavored syrups, preserves and jellies, salsas, and other sauces. We believe we are one of the largest private label producer of preserves and jellies, table syrup, spoonable dressings, flavored syrups, and barbeque sauces in United States. The business’s products are largely produced to order and are shipped to customers through independent truck lines and customer supplied trucks. However, we maintain a warehouse at our plant to hold several weeks’ supply of key products. The products are sold through an internal sales staff and a broker network. Due to the varied nature of branded counterparts and customer preferences, the condiments business produces more variations of each type of product compared to our other products.

Pasta

We believe we are the largest producer of private label dry pasta in the United States. The varied shapes and sizes include long goods such as spaghetti, linguine, fettuccine, angel hair and lasagna, and short goods such as elbow macaroni, mostaccioli, rigatoni, rotini, ziti and egg noodles. These products are manufactured at our five plants for a variety of customers including those who purchase our products as branded offerings under names such as Pennsylvania Dutch®, Heartland®, Golden Grain®, Anthony’s®, Pasta Lensi® or Mueller’s® from retailers, as well as for retailers who sell products we manufacture as private brands. In many instances, we produce pasta to our customers’ unique specifications.

The pasta industry consists of two primary customer markets: the retail market which includes grocery, mass merchandise, and drugstore channels that sell branded and private-brand pasta to consumers; and the institutional market, which includes both foodservice customers that supply restaurants, hotels, schools and hospitals, and other food processors that use pasta as a food ingredient. We actively sell and market our domestic products through our sales employees and with the use of food brokers and distributors throughout the United States and Canada. Our primary distribution centers in North America are strategically located at our three production facilities in Missouri, South Carolina and Arizona to serve the national market. Our two Italian plants enable us to offer authentic Italian pasta products. These facilities serve the European, North American, and other international markets with proprietary branded, customer branded, ingredient and food service products.

Retail Bakery

Our retail bakery products business operates seven facilities in the United States and Canada. We produce frozen griddle products such as pancakes, waffles and French toast; frozen bread products such as breads, rolls and biscuits; dessert products such as frozen cookie and frozen cookie dough, and dry mixes for bakery foods. The business uses a combination of both make to order and make to inventory production scheduling processes. Items with predictable volumes tend to be produced to inventory, while items with inconsistent demand are typically produced to order. The majority of the products are shipped frozen with most high volume customers serviced direct from the manufacturing site, while smaller volume items are distributed through a network of third party warehouses. Retail bakery products are shipped to customers through independent truck lines and customer supplied trucks. The retail bakery products business sells products through a broker network and an internal sales staff. Products are sold to foodservice customers such as large restaurant chains and distributors of foodservice products, retail grocery chains, and mass merchandisers. We utilize the trademark Krusteaz® for frozen griddle products sold to retail grocery chains and mass merchandisers. Also, we produce in-store bakery cookies under the Lofthouse® and Parco® brands and in-store bakery bread under the Panne Provincio® brand. Sales of cookies increase significantly in anticipation of holidays and refrigerated dough sales increase significantly in the fourth and first calendar quarters. We believe we are the largest private label producer of refrigerated dough and retail griddle items in the United States.

Snacks

Snacks products include our cracker and cookie business, snack nuts, and sweet and salty snacks (chocolate candy, snack mixes, pretzels, and pita chips).

Cracker and Cookie Business. We believe we are one of the largest manufacturers of private-brand crackers and cookies in the United States. We produce private label crackers and cookies, as well as cookies under the Rippin’ Good® brand and crackers under the Champagne® brand. Management positions the cracker and cookie business as a low cost, premier quality producer of a wide variety of private-brand crackers and cookies. Our cracker and cookie business operates six plants in the United States and Canada where products are largely produced to order. In the fall and winter as consumer consumption of crackers increases, we have the ability to produce to estimated volumes, thereby building product inventories ranging from four to six weeks. Private-brand crackers and cookies are sold through a broker network and internal sales staff. Branded cookies, including Rippin’ Good® cookies, are sold through direct store distributor networks. Our cookies and crackers are primarily distributed from our own warehouses and delivered to customers through independent truck lines and customer supplied trucks.

Snack Nut Business. Our snack nuts business operates two plants that produce a wide variety of jarred, canned and bagged snack nuts, and trail mixes. The business produces private-brand products as well as value-branded products under the Nutcracker®, Flavor House®, and Hoody’s® brands. We believe we are the largest producer of private label snack nuts in the United States. Our snack nut products are largely produced to order and shipped directly to customers; however, we maintain warehouse space where finished snack nut products are stored during peak times of demand, which occur during October through January. Snack nuts are shipped to customers through independent truck lines and customer supplied trucks. We sell those products through an internal sales staff and a broker network. Profits from the sale of snack nuts are impacted significantly by the cost of raw materials (peanuts and tree nuts).

Sweet and Salty Snack Business. Our sweet and salty business operates five plants and produces pretzel and filled pretzel products, pita chips, cereal based snack mixes, and chocolate candy products. We believe we are the largest producer of private label pretzels in the United States. The business’ products are largely produced to order and are shipped directly to customers using independent truck lines. However, we maintain warehouses at our plants to hold several weeks’ supply of key products. Sweet and salty snacks are shipped to customers through independent truck lines and customer supplied trucks. Our candy business is positioned as a premium product offering as compared to the national branded items.

Trademarks

We own (or use under a license) a number of trademarks that are important to our businesses, including Life Choice®, 3 Minute Brand®, Ralston®, Parco®, Lofthouse®, Krusteaz®, Panne Provincio®, Champagne®, Rippin’ Good®, Hoody’s®, Linette®, Flavor House®, Nutcracker®, Pennsylvania Dutch®, Heartland®, Golden Grain®, Anthony’s®, Pasta Lensi® and Mueller’s®. Krusteaz® is used under a license agreement.

Competition

Our businesses face intense competition from large branded manufacturers and highly competitive private-brand and foodservice manufacturers in each of their product lines. Further, in some instances, large branded companies presently manufacture, or in the past have manufactured, private-brand products. Top cereal branded competitors include Kellogg, General Mills, Quaker Oats (owned by PepsiCo), and Post/Malt-O-Meal. Large branded competitors of our snacks business include Mondelez International (formerly Nabisco) and Keebler (owned by Kellogg), which possess large portions of the branded cereal and cookie categories, as well as significant competition in the snack nut category from Planters (owned by Kraft Heinz), Emerald, Blue Diamond, and John B Sanfilippo and Sons. The condiment business faces competition from Kraft Heinz, Bestfoods (owned by Unilever), and Smucker’s. Our retail bakery business faces intense competition from numerous producers of griddle, bread and cookie products, including Kellogg. The pasta business faces competition from Barilla, New World Pasta Company owned by Ebro Foods (a Spanish company), Dakota Growers Pasta Company (owned by Post Holdings), Philadelphia Macaroni Co. Inc., A Zerega’s Sons, Inc., and other foreign companies. For sales in Europe and other international markets, our Italian plants compete with Barilla and numerous European pasta producers.

The industries in which we compete are highly sensitive to pricing and both the frequency and depth of promotion. Competition is based upon product quality, price, effective promotional activities, and the ability to identify and satisfy emerging consumer preferences. These industries are expected to remain highly competitive in the foreseeable future. Our customers do not typically commit to buy predetermined amounts of products. Moreover, many food retailers utilize bidding procedures to select vendors. Consequently, during the course of a year, up to 50% of any business can be subject to a bidding process conducted by our customers.

We have several competitors in each of our product categories. For sales of private label products to retailers, the principal competitive factors are product quality, quality of service, and price. For sales of products to foodservice, industrial, and export customers, the principal competitive factors are price, product quality, specifications, and reliability of service. We believe we are the largest manufacturer private label snack nuts, crackers, pretzels, in-store bakery cookies, refrigerated dough, retail griddle items (waffles, pancakes and French toast), dry pasta, ready-to-eat cereal, snack bars, and health and wellness bars in the United States and Canada, based on sales volume.

Competition to obtain shelf space for our branded products with retailers generally is based on the expected or historical performance of our product sales relative to our competitors. The principal competitive factors for sales of our branded products to consumers are brand recognition and loyalty, product quality, promotion, and price. Some of our branded competitors have significantly greater resources and brand recognition than we do.

Recent trends impacting competition include an increase in snacking and awareness of healthier and “better-for-you” foods. These trends, together with a surge of specialty retailers who cater to consumers looking for either the highest quality ingredients, unique packaging, products to satisfy particular dietary needs, or value offerings where consumers are looking to maximize their food purchasing power, create pressure on manufacturers to provide a full array of products to meet customer and consumer demand. We believe our strategies for competing in each of our product categories, which include providing superior product quality, effective cost control, an efficient supply chain, successful innovation programs, and competitive pricing, allow us to compete effectively.

Seasonality

Certain aspects of our operations, especially for snacks products such as nuts, saltine, and entertainer crackers, hot cereal portion of the cereal products business, in-store bakery portion and refrigerated dough products of the retail bakery products business and the higher margin noodles and lasagna portion of the pasta business, are somewhat seasonal, with a slightly higher percentage of sales and operating profits expected to be recorded in the first and fourth calendar quarters.

Foreign Operations and Geographic Information

We produce certain cracker items in two facilities in Canada. We also produce certain retail griddle items in two facilities in Canada. The production from those facilities is sold into the United States, Canada, Europe, and a small amount in other countries of the world. We have two dry pasta facilities in Italy that primarily serve European countries, along with some sales into the United States.

Raw Materials, Freight and Energy

Our raw materials consist of ingredients and packaging materials. Our principal ingredients are wheat (including durum wheat), nuts, including peanuts, cashews, and almonds, sugar, edible oils, corn, oats, cocoa, eggs and rice. Our principal packaging materials are linerboard cartons, corrugated boxes, plastic bottles, plastic containers and composite cans. We purchase raw materials from local, regional, national and international suppliers. The cost of raw materials used in our products may fluctuate widely due to weather conditions, labor disputes, government regulations, industry consolidation, economic climate, energy shortages, transportation delays, or other unforeseen circumstances. The supply of raw materials can be negatively impacted by the same factors that can impact their cost. From time to time, we will enter into supply contracts for multiple years to secure favorable pricing for ingredients and packaging materials. For most of our sales, we pay freight costs to deliver our products to the customer via common carriers. Freight costs are affected by both fuel prices and the availability of common carriers in the area. We also purchase natural gas, electricity, and steam for use in our processing facilities. Where possible and when advantageous, we enter into purchase or other hedging contracts of up to 18 months to reduce the price volatility of these items and the cost impact upon our operations.

Working Capital

Our short-term financing needs are primarily for financing working capital and are highest in the second and third quarters as we build inventory of crackers and nuts in the summer and early fall months in anticipation of large seasonal shipments that begin late in the second and third calendar quarters, respectively. Our capital expenditure flows are basically flat during the course of any particular year.

Customers and Distribution

We sell our products through various distribution channels, including grocery retailers, foodservice distributors, and industrial and export. We have an internal sales force that manages customer relationships and a broker network for sales to retail, foodservice accounts, and export accounts. Industrial food products are generally sold directly to customers without the use of a broker. Most of our customers purchase products from us either by purchase order or pursuant to contracts that generally are terminable at will.

Products are shipped from our production facilities directly to customers, or from warehouse distribution centers where products are consolidated for shipment to customers if an order includes products manufactured in more than one production facility. Some customers also pick up their orders at our plants or distribution centers.

We sell our products to a diverse customer base, including most of the leading grocery retailers and foodservice operators in the United States and Canada, and to numerous other export customers. We currently supply more than 200 food retail customers in North America, including each of the 50 largest food retailers. A relatively limited number of customers account for a large percentage of our consolidated net sales. For the year ended May, 2015, our ten largest customers accounted for approximately 57.2% of our consolidated net sales. For the years ended May, 2015 and 2014, our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 15.3% and 15.4%, respectively, of our consolidated net sales for year-end May, 2015 and May, 2014 of respectively. Costco was the only other customer contributing over 10% of consolidated net sales at 10.4% and 10.0% of our consolidated net sales for year-end May, 2015 and May, 2014 of respectively. No other customer accounted for 10% or more of the Private Brands Business’s consolidated net sales. The Private Brands Business had revenues from customers outside of the United States of approximately 5.3% and 5.5% of total consolidated net sales in 2015 and 2014, respectively, with 2.7% and 2.7% from Canada and 2.6% and 2.8% from other export customers respectively. Sales are determined based on the customer destination where the products are shipped. We closely monitor the credit risk associated with our customers and to date have not experienced material losses.

Backlog

We generally ship our products from inventory upon receipt of a customer order. In certain cases, we produce to order. Sales order backlog is not material to our business.

Research and Development

Includes a variety of activities including, but not limited to: sample preparation, lab scale and pilot plant testing, plant trials, ingredient approval, package material and structure testing and approval, finished package dynamic testing, statistical design, specification development, supplier quality program control procedures and other quality control procedures. Activities are conducted at a variety of locations, both centralized R&D (non-plant-based) facilities, as well as all manufacturing facilities. Research and development resources are located at a both centralized centers and select plant-based facilities. Research and development expense totaled $29.2 million and $29.7 million, in fiscal 2015 and fiscal 2014, respectively, and are included in the General and administrative line of the Consolidated Statements of Income.

Employees

As of December 31, 2015, our work force consisted of approximately 9,296 full-time employees, with 7,966 in the United States, 1,228 in Canada, and 102 in Italy.

Regulatory Environment and Environmental Compliance

The conduct of our businesses, and the production, distribution, sale, labeling, safety, transportation, and use of our products, are subject to various laws and regulations administered by federal, state, and local governmental agencies in the United States, as well as to foreign laws and regulations administered by government entities and agencies in markets where we operate. It is our policy to abide by the laws and regulations that apply to our businesses.

We are subject to national and local environmental laws in the United States and in foreign countries in which we do business including laws relating to water consumption and treatment, air quality, waste handling and disposal, and other regulations intended to protect public health and the environment. We are committed to meeting all applicable environmental compliance requirements.

The cost of compliance with national and international laws does not have and is not expected to have, a material financial impact on our capital expenditures, earnings or competitive position.

MANAGEMENT

The following is information about those individuals who service as our directors and executive officers. The age of each individual is as of December 31, 2015. We do not expect any significant changes to our management team as a result of the Acquisition.

Name	Age	Position
Sam K. Reed	68	Chief Executive Officer, President, and Chairman of the Board
George V. Bayly	73	Director
Diana S. Ferguson	52	Director
Dennis F. O’Brien	57	Director
Frank J. O’Connell	72	Director
Ann M. Sardini	65	Director
Gary D. Smith	72	Director
Terdema L. Ussery, II	57	Director
David B. Vermylen	65	Director, Senior Advisor, and Former President and Chief Operating Officer
Dennis F. Riordan	58	Executive Vice President and Chief Financial Officer
Christopher D. Sliva	52	Executive Vice President and Chief Operating Officer of TreeHouse Foods, Inc. and President of Bay Valley Foods, LLC
Thomas E. O’Neill	60	Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary
Lori G. Roberts	55	Senior Vice President, Human Resources for TreeHouse Foods, Inc.
Erik T. Kahler	50	Senior Vice President, Corporate Development
Rachel Bishop	42	Senior Vice President, Chief Strategy Officer

Directors

George V. Bayly has served as a Director since June 2005. Mr. Bayly currently serves as principal of Whitehall Investors, LLC, a consulting and venture capital firm, having served in that role since August 2008. Mr. Bayly served as Chairman and Chief Executive Officer of Altivity Packaging LLC, a maker of consumer packaging products and services, from September 2006 to March 2008. He also served as Co-Chairman of U.S. Can Corporation from 2003 to 2006 and Chief Executive Officer in 2005. In addition, from January 1991 to December 2002, Mr. Bayly served as Chairman, President and Chief Executive Officer of Ivex Packaging Corporation. From 1987 to 1991, Mr. Bayly served as Chairman, President and Chief Executive Officer of Olympic Packaging, Inc. Mr. Bayly also held various management positions with Packaging Corporation of America from 1973 to 1987. Prior to joining Packaging Corporation of America, Mr. Bayly served as a Lieutenant Commander in the United States Navy. In addition to our Board, Mr. Bayly currently serves on the board of directors of ACCO Brands Corporation. Mr. Bayly formerly served on the boards of directors of Huhtamaki Oyj, General Binding Corporation, Packaging Dynamics, Inc., U.S. Can Corporation, Ryt-Way Industries, Inc. Altivity Packaging LLC and Graphic Packaging Holding Company. Mr. Bayly holds a B.S. from Miami University and an M.B.A from Northwestern University. Mr. Bayly is Chairman of the Nominating and Corporate Governance Committee of our Board.

Diana S. Ferguson has served as a Director since January 2008. From February 2010 to May 2011, Ms. Ferguson served as Chief Financial Officer of Chicago Public Schools. Previously, Ms. Ferguson served as Senior Vice President and Chief Financial Officer of The Folgers Coffee Company, a maker of coffee products, from April 2008 to November 2008. Prior to joining Folgers, Ms. Ferguson served as Executive Vice President and Chief Financial Officer of Merisant Worldwide, Inc., a maker of table-top sweeteners and sweetened food products from April 2007 until March 2008. On January 6, 2009, Merisant Worldwide, Inc. filed for reorganization under Chapter 11 of the U.S. Bankruptcy Laws. Ms. Ferguson also served as the Chief Financial Officer of Sara Lee Foodservice, a division of Sara Lee Corporation, from June 2006 to March 2007. She had previously served in a number of leadership positions at Sara Lee Corporation including Senior Vice President of Strategy and Corporate Development from February 2005 to June 2006, as well as Treasurer from January 2001 to February 2005. Earlier, she held treasury management positions at Fort James Corporation from 2000 to 2001, and Eaton Corporation from 1995 to 2000. She also served in various financial positions at Federal National Mortgage Association (Fannie Mae) from 1993 to 1995, the First National Bank of Chicago from 1989 to 1993, and IBM from 1985 to 1989. In addition to our Board, Ms. Ferguson has previously served on the boards of directors of Integrys Energy Group and Franklin Electric Co., Inc. Ms. Ferguson holds a B.A. from Yale University and an M.B.A. from Northwestern University. Ms. Ferguson is Chairman of the Audit Committee of our Board.

Dennis F. O’Brien has served as a Director since August 2009. Mr. O’Brien is a partner of Gryphon Investors, Inc., a private equity firm, a position he has held since April 2008. Prior to joining Gryphon, Mr. O’Brien was the Chief Executive Officer of Penta Water Company, a maker of bottled water, from April 2007 to April 2008. On October 5, 2009, Penta Water Company, Inc. filed for bankruptcy under Chapter 11. Mr. O’Brien held a series of executive positions with ConAgra Foods, Inc., including President and Chief Operating Officer, Retail Products from 2004 to 2006, President and Chief Operating Officer, Grocery Foods from 2002 through 2004, Executive Vice President, Grocery Foods from 2001 to 2002 and President, ConAgra Store Brands from 2000 through 2001. In addition, Mr. O’Brien previously held executive and marketing positions at Armstrong World Industries, Campbell’s Soup Company, Nestle S.A. and Procter & Gamble. Mr. O’Brien holds a Bachelor of Science degree in marketing from the University of Connecticut. Mr. O’Brien previously sat on the audit committee of Senomyx, Inc. Mr. O’Brien is a member of the Audit Committee and of the Nominating and Corporate Governance Committee of our Board.

Frank J. O’Connell has served as a Director since June 2005. Mr. O’Connell currently serves as the General Partner of the Quincy Investment Pools LP, is a co-founder of Tuckerman Capital, a Private Equity firm, and serves on the board of Orthofeet, a portfolio company. Mr. O’Connell previously served as a senior partner of The Parthenon Group from June 2004 until May 2012. From November 2000 to June 2002, Mr. O’Connell served as President and Chief Executive Officer of Indian Motorcycle Corporation. From June 2002 to May 2004, Mr. O’Connell served as Chairman of Indian Motorcycle Corporation. Prior to Indian Motorcycle Corporation, from 1996 to 2000, Mr. O’Connell served as Chairman, President and Chief Executive Officer of Gibson Greetings, Inc. From 1991 to 1995, Mr. O’Connell served as President and Chief Operating Officer of Skybox International. Mr. O’Connell has previously served as President of Reebok Brands, North America, President of HBO Video and Senior Vice President of Mattel’s Electronics Division. Mr. O’Connell is the Non-Executive Chairman of Schylling Inc., a private company and is on the board of King Arthur Flour, an employee-owned corporation. Mr. O’Connell holds a B.A. and an M.B.A. from Cornell University. Mr. O’Connell is a member of the Audit and Compensation Committees of the Board.

Sam K. Reed is the Chairman of our Board. Mr. Reed has served as our Chairman and Chief Executive Officer since January 27, 2005 and as President since July 1, 2011. Prior to joining us, Mr. Reed was a principal in TreeHouse LLC, an entity unrelated to the Company that was formed to pursue investment opportunities in consumer packaged goods businesses. From March 2001 to April 2002, Mr. Reed served as Vice Chairman of Kellogg Company. From January 1996 to March 2001, Mr. Reed served as the President and Chief Executive Officer, and as a director of Keebler Foods Company. Prior to joining Keebler, Mr. Reed served as Chief Executive Officer of Specialty Foods Corporation’s (unrelated to Dean Foods, as defined below) Western Bakery Group division from 1994 to 1995. Mr. Reed has also served as President and Chief Executive Officer of Mother’s Cake and Cookie Co. and has held Executive Vice President positions at Wyndham Bakery Products and Murray Bakery Products. In addition to our Board, Mr. Reed has previously served on the boards of directors of Weight Watchers International, Inc. and Tractor Supply Company. Mr. Reed holds a B.A. from Rice University and an M.B.A. from Stanford University.

Ann M. Sardini has served as a Director since May 2008. From April 2001 to June 2012, when she retired, Ms. Sardini served as the Chief Financial Officer of Weight Watchers International, Inc. She served as Chief

Financial Officer of Vitamin Shoppe.com, Inc., a seller of vitamins and nutritional supplements, from September 1999 to December 2001, and from March 1995 to August 1999 she served as Executive Vice President and Chief Financial Officer for the Children’s Television Workshop. In addition, Ms. Sardini has held finance positions at QVC, Inc., Chris Craft Industries, and the National Broadcasting Company. In addition to our Board, Ms. Sardini has served on the board of directors of Pier 1 Imports, Inc. since 2013 and currently serves on its Audit Committee, and since 2012, on the board of directors of Promise Project Fund for the City of New York. In addition, Ms. Sardini currently serves since 2013 on the advisory board of LearnVest.com. Previously, Ms. Sardini has served on the boards of directors for Weight Watchers Danone China Ltd. from 2008 to 2010 and Veneca Inc. from 2005 to 2007. Ms. Sardini holds a B.A. from Boston College and an M.B.A from Simmons College Graduate School of Management. Ms. Sardini is our Lead Independent Director and a member of the Compensation Committee of our Board.

Gary D. Smith has served as a Director since June 2005. Mr. Smith is Chief Executive Officer and Chairman of Encore Associates, Inc., a consulting firm specializing in serving the national food and retail goods sectors, a position he has held since January 2001. Since 2005, he has been a Founding Managing Director of Encore Consumer Capital. From April 1995 to December 2004, Mr. Smith served as Senior Vice President — Marketing of Safeway Inc. In addition, Mr. Smith held various management positions at Safeway Inc. from 1961 to 1995. In addition to our Board, Mr. Smith currently serves on or has previously served on the boards of directors of AgriWise, Inc., Altierre Corporation, Philly’s Famous Water Ice, Inc., the Winery Exchange, Inc., FreshKO Produce Services, Inc., Aidell’s Sausage Company, Inc., Mesa Foods, Inc. and Brownie Brittle, LLC.

Terdema L. Ussery has served as a Director since June 2005. Mr. Ussery is the President and Chief Executive Officer of the Dallas Mavericks, a professional basketball team, a position he has held since April 1997. From September 2001 through June 2012, Mr. Ussery served as Chief Executive Officer of HDNet, a provider of high definition television programming. From 1993 to 1996, Mr. Ussery served as the President of Nike Sports Management. From 1991 to 1993, Mr. Ussery served as Commissioner of the Continental Basketball Association (the “CBA”). Prior to becoming Commissioner, Mr. Ussery served as Deputy Commissioner and General Counsel of the CBA from 1990 to 1991. From 1987 to 1990, Mr. Ussery was an attorney at Morrison & Foerster LLP. In addition to our Board, Mr. Ussery currently serves on, or has previously served on, the boards of directors of The Timberland Company and Entrust, Inc. He also serves on the Advisory Board of Wingate Partners, LP and as Chairman of the Board of Commissioners of the Dallas Housing Authority. Mr. Ussery holds a B.A. from Princeton University, an M.P.A. from Harvard University and a J.D. from the University of California at Berkeley. Mr. Ussery is a member of the Nominating and Corporate Governance Committee and Audit Committee of our Board.

David B. Vermylen has served as a Director since August 2009. Mr. Vermylen has been a Senior Advisor to TreeHouse since July 1, 2011. Mr. Vermylen held the positions of President and Chief Operating Officer for TreeHouse, from January 2005 to July 2011. Prior to joining us, Mr. Vermylen was a principal in TreeHouse, LLC, an entity unrelated to the Company that was formed to pursue investment opportunities in consumer packaged goods businesses. From March 2001 to October 2002, Mr. Vermylen served as President and Chief Executive Officer of Keebler Foods, a division of Kellogg Company. Prior to becoming Chief Executive Officer of Keebler, Mr. Vermylen served as the President of Keebler Brands from January 1996 to February 2001. Mr. Vermylen served as the Chairman, President and Chief Executive Officer of Brother’s Gourmet Coffee, and Vice President of Marketing and Development and later President and Chief Executive Officer of Mother’s Cake and Cookie Co. His prior experience also includes three years with the Fobes Group and fourteen years with General Foods Corporation where he served in various marketing positions. In addition to our Board, Mr. Vermylen currently serves on or has previously served on the boards of directors of Aeropostale, Inc. and Birds Eye Foods, Inc. Mr. Vermylen holds a B.A. from Georgetown University and an M.B.A. from New York University.

Executive Officers

Dennis F. Riordan is our Executive Vice President and Chief Financial Officer. From January 3, 2006 to July 1, 2011 Mr. Riordan was Senior Vice President and Chief Financial Officer of the Company. Prior to joining us, Mr. Riordan was Senior Vice President and Chief Financial Officer of Océ-USA Holding, Inc., a manufacturer of printers and printing supplies and services, where he was responsible for the company’s financial activities in North America. Mr. Riordan joined Océ-USA, Inc. in 1997 as Vice President and Chief Financial Officer and was elevated to Chief Financial Officer of Océ-USA Holding, Inc. in 1999. In 2004, Mr. Riordan was named Senior Vice President and Chief Financial Officer and assumed the chairmanship of the company’s wholly owned subsidiaries Arkwright, Inc. and Océ Mexico de S.A. Prior to his employment with Océ-USA, Mr. Riordan held positions with Sunbeam Corporation, Wilson Sporting Goods and Coopers & Lybrand. Mr. Riordan has also served on the boards of directors of Océ-USA Holdings, Océ North America, Océ Business Services, Inc. and Arkwright, Inc., all of which are wholly owned subsidiaries of Océ NV. Mr. Riordan is a Certified Public Accountant and holds a B.A. from Cleveland State University.

Christopher D. Sliva is our Executive Vice President and Chief Operating Officer of TreeHouse Foods, Inc. and our President of Bay Valley Foods, LLC (“Bay Valley Foods”). Prior to joining us, Mr. Sliva held various positions for Dean Foods from March 2006 to June 2012, including Chief Commercial Officer for the Fresh Dairy Direct Business from February 2011 to June 2012, and President and Chief Operating Officer of the Dean Foods subsidiary, Morningstar, from December 2007 to February 2011. From 2006 to 2007, Mr. Sliva served as Chief Customer Officer for WhiteWave Foods. Mr. Sliva held various positions for Eastman Kodak Company between March 2000 and February 2006, including Vice President and General Manager, Consumer Printing from 2003 to 2006; Vice President of Sales, North American Consumer Division from 2001 to 2003; and, Vice President and General Manager, Kodak Retail Services from 2000 to 2001. Prior to his service at Eastman Kodak Company, Mr. Sliva held a variety of sales and marketing positions for Fort James Corporation from 1992 to 2000, and for Procter and Gamble Distributing Company from 1985 to 1992. Mr. Sliva holds a B.A. degree from Washington University.

Thomas E. O’Neill is our Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary. From January 27, 2005 to July 1, 2011, Mr. O’Neill was Senior Vice President, General Counsel, Chief Administrative Officer, and Corporate Secretary of the Company. Prior to joining us, Mr. O’Neill was a principal in TreeHouse, LLC, an entity unrelated to the Company that was formed to pursue investment opportunities in consumer packaged goods businesses. From February 2000 to March 2001, he served as Senior Vice President, Secretary and General Counsel of Keebler Foods Company. He previously served at Keebler as Vice President, Secretary and General Counsel from December 1996 to February 2000. Prior to joining Keebler, Mr. O’Neill served as Vice President and Division Counsel for the Worldwide Beverage Division of the Quaker Oats Company from December 1994 to December 1996; Vice President and Division Counsel of the Gatorade Worldwide Division of the Quaker Oats Company from 1991 to 1994; and Corporate Counsel at Quaker Oats from 1985 to 1991. Prior to joining Quaker Oats, Mr. O’Neill was an attorney at Winston & Strawn LLP. In 1991, Mr. O’Neill completed the Program for Management Development at Harvard Business School. Mr. O’Neill holds a B.A. and J.D. from the University of Notre Dame.

Lori G. Roberts, is our Senior Vice President of Human Resources. Lori Joined TreeHouse in January 2015. Prior to joining TreeHouse, Ms. Roberts was Vice President and Chief Human Resources Officer at TMK Ipsco, Inc. from May 2010 to March 2013. From February 2007 to December 2009, Ms. Roberts was Vice President Human Resources at Claymore Group, Inc. Ms. Roberts was not employed between March 2013 and December 2014 and between January 2010 and April 2010. She previously held senior level human resources roles at Pliant Corporation, Wallace Computer Services, Inc. and Cummins Inc. Ms. Roberts holds a B.S. and an M.A. from Indiana University.

Erik T. Kahler is our Senior Vice President Corporate Development. Prior to joining TreeHouse, Mr. Kahler served as Managing Director of Dresdner Kleinwort Securities, LLC, a full service global investment bank for public and private companies, from May 2004 to October 2006. From November 1997 to July 2003, Mr. Kahler held senior investment banking leadership roles at Citigroup, Inc., as Director — Mergers and Acquisitions Citigroup Global Markets Holdings Inc. and at Wasserstein Perella & Company, Inc., where he was Vice President — Mergers and Acquisitions. Prior to joining Wasserstein Perella, Mr. Kahler worked for Ernst & Young and CIBC in various financial advisory roles. Mr. Kahler holds a B.A. from Colorado College and an M.B.A. from J.L. Kellogg Graduate School of Management at Northwestern University.

Rachel R. Bishop is our Senior Vice President and Chief Strategy Officer. Prior to joining TreeHouse, Ms. Bishop was at the Walgreen Company from 2009 where she was most recently Group Vice President, Retail Strategy. From 2001-2009 Ms. Bishop was at McKinsey & Company, where she worked with consumer businesses on a broad range of sales, marketing, and operational topics with a focus on growth strategy development and implementation. Ms. Bishop earned a Ph.D. in Materials Science and Engineering with a minor in technology management from Northwestern University, where she was a National Science Foundation fellowship recipient and graduate fellow at GE Research & Development Center. She holds B.S. degrees in Materials Science and Engineering and in Geophysics from Brown University.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of certain provisions of the documents evidencing our material indebtedness. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the agreements governing such indebtedness, including the definitions of certain terms referred to herein.

In connection with the Acquisition, we will enter into an amended and restated senior credit agreement with the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, which is expected to provide for (a) a continuance of (i) the existing $900 million revolving credit facility (the “Revolving Credit Facility”), (ii) the Company’s existing $300 million term loan A facility (the “Term A Facility”) and (iii) the Company’s existing $200 million term loan A-1 facility (the “Term A-1 Facility”), (b) the Term A-2 Facility (together with the Term A Facility and the Term A-1 Facility, the “Term A Facilities”) and (c) the Term B Facility (together with the Term Loan Facilities, the “Term A Facilities”). The definitive documents have not yet been finalized. As a result, the terms described below are subject to change and such changes may be material.

Term Loan Facilities

Overview

The following is a summary of the expected terms of our Term Loan Facilities provided under the amended and restated senior credit agreement.

Availability of the Term A-2 Facility and, if funded, the Term B Facility upon the effective date of our amended and restated senior credit agreement will be subject to specified conditions precedent, including the consummation of the Acquisition. Subject to satisfaction of these conditions, we expect to draw the full amount of the Term A-2 Facility and, to the extent necessary to fund the Acquisition, the Term B Facility on the closing date. Proceeds of the Term A-2 Facility and the Term B Facility, if any, on the closing date, together with the proceeds from the issuance of the shares offered hereby and other sources of funds described under “Use of Proceeds,” will be used to finance a portion of the Acquisition and pay certain related fees and expenses.

Interest Rate and Fees

Borrowings under our Term A Facility are expected to bear interest at a rate per annum equal to, at our option, in each case subject to flex, either (1) 0.50% to 2.25% subject to a pricing grid set forth in the amended and restated senior credit agreement (depending on our consolidated net leverage ratio) plus an alternate base rate (“ABR”) determined by reference to the highest of (a) the federal funds effective rate from time to time plus 0.50%, (b) the rate of interest publicly announced by the administrative agent as its prime rate in effect at its principal office in New York City and (c) one month Adjusted LIBOR (as defined below) plus 1.00% or (2) 1.50% to 3.25% subject to a pricing grid set forth in the amended and restated senior credit agreement (depending on our consolidated net leverage ratio) plus the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for Eurodollar deposits for the applicable interest period appearing on the applicable Bloomberg screen page or other applicable page or screen for loans denominated in U.S. dollars (“Adjusted LIBOR”), which shall be deemed to be not less than 0.00% per annum.

Borrowings under our Term A-1 Facility and Term A-2 Facility are expected to bear interest at a rate per annum equal to, at our option, in each case subject to flex, either (1) 0.25% to 2.00% subject to a pricing grid set forth in the amended and restated senior credit agreement (depending on our consolidated net leverage ratio) plus ABR or (2) 1.25% to 3.00% subject to a pricing grid set forth in the amended and restated senior credit agreement (depending on our consolidated net leverage ratio) plus Adjusted LIBOR, which shall be deemed to be not less than 0.00% per annum.

Borrowings under our Term B Facility, if any, are expected to bear interest at a rate per annum equal to, at our option, in each case subject to flex, either (1) 2.00% to 2.25% (depending on the size and timing of any equity capital markets transactions) plus ABR or (2) 3.00% to 3.25% (depending on the size and timing of any equity capital markets transactions) plus Adjusted LIBOR, which shall be deemed to be not less than 0.75% to 1.00% per annum (depending on the Company’s credit rating as of the funding date of the Term B Facility).

Mandatory Prepayments

The amended and restated senior credit agreement governing our Term Loan Facilities will require us to prepay outstanding term loans, subject to certain exceptions, with:

•	100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of property by us or any of the restricted subsidiaries, subject to customary thresholds and reinvestment rights;

•	with respect to the Term B Facility only, if funded, 50% of excess cash flow, subject to step-downs to 25% and 0% depending on our secured net leverage ratio from time to time; and

•	100% of our and our restricted subsidiaries’ net cash proceeds from issuances of debt obligations not permitted under the amended and restated senior credit agreement.

Voluntary Prepayments

We will be able to voluntarily prepay outstanding loans under our Term Loan Facilities at any time subject to customary notice requirements, minimum principal amounts and, with respect to Adjusted LIBOR loans, “breakage” costs and, with respect to the Term B Facility only, if funded, and subject to customary flex provisions, a prepayment premium of 1.00% in connection with certain customary repricing events that may occur within six months after the closing date of the Acquisition.

Amortization and Final Maturity

In connection with the Term A Facility, we will be required to continue making scheduled quarterly payments in an aggregate amount equal to 1.00% of the original principal amount of the term loans made under the Term A Facility on May 6, 2014, with the balance expected to be due on May 6, 2021 or, if sufficient lenders under the Term A Facility agree and solely with respect to the loans made under the Term A Facility by such agreeing lenders, the seventh anniversary of the closing date of the Acquisition.

In connection with the Term A-1 Facility, we will be required to continue making scheduled quarterly payments as follows, with the balance expected to be due on July 29, 2019 or, if sufficient lenders under the Term A-1 Facility agree and solely with respect to the loans made under the Term A-1 Facility by such agreeing lenders, the fifth anniversary of the closing date of the Acquisition:

Year	Amortization%
1	2.5% per annum
2	5.00% per annum
3	5.00% per annum
4	5.00% per annum
5	7.50% per annum

In connection with the Term A-2 Facility, we will be required to make scheduled quarterly payments (commencing with the end of the first full fiscal quarter ending after the closing date) as follows, with the balance expected to be due on the fifth anniversary of the closing date of the Acquisition:

Year	Amortization%
1	2.5% per annum
2	5.00% per annum
3	5.00% per annum
4	5.00% per annum
5	7.50% per annum

In connection with the Term B Facility, if funded, we will be required to make scheduled quarterly payments (commencing with the end of the first full fiscal quarter ending after the closing date) in an aggregate annual amount equal to 1.00% of the original principal amount of the term loans made under the Term B Facility on the closing date of the Acquisition, if any, with the balance expected to be due on the seventh anniversary of the closing date of the Acquisition.

Guarantees and Security

Our obligations under the Term Loan Facilities will be unconditionally guaranteed by each of our existing and future U.S. wholly-owned restricted subsidiaries (subject to customary exceptions and other limitations) and, together with obligations under the guarantees, will be secured by a first priority security interest in substantially all of our and our guarantors’ U.S. assets (subject to customary exceptions and other limitations), in each case, now owned or later acquired, including a pledge of all of the capital stock of substantially all of our U.S. wholly-owned restricted subsidiaries (with customary exceptions and other limitations) and 65% of the voting capital stock and 100% of the non-voting capital stock of certain of our foreign restricted subsidiaries.

Notwithstanding the foregoing, the collateral may be released, at the Company’s option, upon satisfaction of the following conditions (the “Collateral Release Conditions”): (i) the repayment in full of the Term B Facility to the extent the Term B Facility is funded, (ii) no other material secured debt shall be outstanding; (iii) no default or event of default shall exist or result from such release; (iv) at the time of such release, the consolidated net leverage ratio shall be equal to or less than 3.50 to 1.00; and (v) from and after the time of such release, the consolidated net leverage ratio test described below shall be set at 3.50 to 1.00, subject to adjustment as set forth below.

Certain Covenants and Events of Default

Our Term Loan Facilities will require us to comply with two financial covenants, (i) a consolidated net leverage ratio test and (ii) a minimum consolidated cash interest coverage ratio, in each case tested as of the last day of each fiscal quarter; provided that, with respect to the consolidated net leverage ratio test after satisfaction of the Collateral Release Conditions and the release of the collateral, the Company may increase the maximum ratio by 0.50 to 1.00 for four (4) consecutive fiscal quarters in connection with certain permitted acquisitions. In addition, our Term Loan Facilities will be subject to negative covenants that will, among other things and subject to certain significant exceptions, limit our ability and the ability of our restricted subsidiaries to:

•	incur indebtedness, make guarantees or engage in hedging arrangements;

•	incur liens or engage in sale-leaseback transactions;

•	make investments, loans and acquisitions;

•	merge, liquidate or dissolve;

•	sell assets, including capital stock of our subsidiaries;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock;

•	alter the business we conduct;

•	engage in transactions with our affiliates; and

•	enter into agreements limiting subsidiary dividends and distributions.

The amended and restated senior credit agreement governing our Term Loan Facilities will also contain certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under our Term Loan Facilities will be entitled to take various actions, including the acceleration of amounts due under our Term Loan Facilities and, so long as the Term Loan Facilities are secured, all actions permitted to be taken by a secured creditor.

Revolving Credit Facility

Overview

The following is a summary of the expected terms of our Revolving Credit Facility provided under the amended and restated senior credit agreement. Actual terms of the agreement may differ.

The Revolving Credit Facility is expected to include borrowing capacity available for letters of credit and for short term borrowings referred to as swing line loans.

Drawings under the Revolving Credit Facility are expected to be available in U.S. dollars or, solely with respect to letters of credit, Canadian dollars. The amount from time to time available under the Revolving Credit Facility (including in respect of letters of credit) shall not exceed the dollar equivalent of $900.0 million.

One of the conditions to borrowing under the Revolving Credit Facility on the closing date of the Acquisition to fund the Acquisition is that there must exist at least $250.0 million of availability under the Revolving Credit Facility after giving effect to such borrowing and any other borrowings under the Revolving Credit Facility as of the closing date of the Acquisition. This is a one-time test and is not an ongoing requirement.

Interest Rate and Fees

Borrowings under the Revolving Credit Facility are expected to bear interest at a rate per annum equal to, at our option, either (1) 0.00% to 1.50% subject to a pricing grid set forth in the amended and restated senior credit agreement (depending on our consolidated net leverage ratio) plus ABR or (2) 1.00% to 2.50% subject to a pricing grid set forth in the amended and restated senior credit agreement (depending on our consolidated net leverage ratio) plus Adjusted LIBOR, which shall be deemed to be not less than 0.00% per annum.

In addition to paying interest on outstanding principal under the Revolving Credit Facility, we will be required to pay a facility fee to the lenders under the Revolving Credit Facility in respect of the actual daily amount of the aggregate revolving credit commitments (or, if the commitments have terminated, the outstanding amount of all revolving loans, swing line loans and letter of credit obligations), regardless of usage, at a rate per annum equal to 0.25% to 0.50% subject to a pricing grid set forth in the amended and restated senior credit agreement (depending on our consolidated net leverage ratio), with such facility fee payable quarterly in arrears on the last business day of each March, June, September and December.

Prepayments

The Revolving Credit Facility will be required to be prepaid to the extent extensions of credit thereunder exceed the aggregate revolving credit commitments.

We may voluntarily repay and borrow outstanding loans under the Revolving Credit Facility at any time without a premium or penalty, other than customary “breakage” costs with respect to Adjusted LIBOR loans.

Letters of Credit

A portion of our Revolving Credit Facility will be available for letters of credit.

Amortization and Final Maturity

The Revolving Credit Facility will mature and the commitments thereunder will terminate on May 6, 2019 or, if sufficient lenders under the Revolving Credit Facility agree and solely with respect to the loans made under the Revolving Credit Facility by such agreeing lenders, the fifth anniversary of the closing date of the Acquisition.

Guarantee and Security

Our obligations under the Revolving Credit Facility will be unconditionally guaranteed by each of our existing and future U.S. wholly-owned restricted subsidiaries (subject to customary exceptions and other limitations) and, together with obligations under the guarantees, will be secured by a first priority security interest in all of the collateral securing the Term Loan Facilities, if any, on a pari passu basis.

Certain Covenants and Events of Default

Our Revolving Credit Facility will require us to comply with two financial covenants, (i) a consolidated net leverage ratio test and (ii) a minimum consolidated cash interest coverage ratio, in each case tested as of the last day of each fiscal quarter; provided that, with respect to the consolidated net leverage ratio test after satisfaction of the Collateral Release Conditions and the release of the collateral, the Borrower may increase the maximum ratio by 0.50 to 1.00 for four (4) consecutive fiscal quarters in connection with certain permitted acquisitions. In addition, the amended and restated senior credit agreement governing the Revolving Credit Facility will contain a number of covenants that will, among other things and subject to certain significant exceptions, limit our ability and the ability of our restricted subsidiaries to:

•	incur indebtedness, make guarantees or engage in hedging arrangements;

•	incur liens or engage in sale-leaseback transactions;

•	make investments, loans and acquisitions;

•	merge, liquidate or dissolve;

•	sell assets, including capital stock of our subsidiaries;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock;

•	alter the business we conduct;

•	engage in transactions with our affiliates; and

•	enter into agreements limiting subsidiary dividends and distributions.

The amended and restated senior credit agreement governing the Revolving Credit Facility will also contain certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under the Revolving Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the Revolving Credit Facility and, so long as the Revolving Credit Facility is secured, all actions permitted to be taken by a secured creditor.

Incremental Facilities

The Term Loan Facilities and the Revolving Credit Facility will provide that we will have the right at any time to request incremental term and/or revolving commitments up to (1) $750.0 million, plus (2) all voluntary prepayments of the Term Loan Facilities (to the extent not funded by with the proceeds of long-term debt), plus (3) an unlimited additional amount so long as (i) with respect to secured incremental debt incurred prior to the satisfaction of the Collateral Release Conditions, such amount at such time could be incurred without causing the pro forma secured net leverage ratio to exceed 3.50 to 1.00, (ii) with respect to unsecured incremental debt incurred prior to the satisfaction of the Collateral Release Conditions, such amount at such time could be incurred without causing the pro forma consolidated net leverage ratio to exceed the greater of (x) 5.00 to 1.00 and (y) the consolidated net leverage ratio as of the closing date of the Acquisition and (iii) with respect to any unsecured incremental debt incurred after the satisfaction of the Collateral Release Conditions, such amount at such time could be incurred without causing the pro forma consolidated net leverage ratio to exceed the consolidated net leverage ratio covenant in the amended and restated senior credit agreement in effect at such time. The lenders under the Term Loan Facilities and the Revolving Credit Facility will not be under any obligation to provide any such incremental commitments or loans and any such addition of or increase in commitments or loans will be subject to certain customary conditions precedent.

Existing Notes

As of September 30, 2015, TreeHouse has outstanding $400 million of Existing Notes. The Indenture governing the Existing Notes provides, among other things, that the Existing Notes will be senior unsecured obligations of the Company. The Company’s payment obligations under the Existing Notes are fully and unconditionally, as well as jointly and severally, guaranteed on a senior unsecured basis by the Guarantors, in addition to any future domestic subsidiaries that guarantee or become borrowers under its credit facility, or guarantee certain other indebtedness incurred by the Company or its restricted subsidiaries. Interest is payable on March 15 and September 15 of each year, beginning September 15, 2014. The Existing Notes will mature on March 15, 2022.

The Company may redeem some or all of the Existing Notes at any time prior to March 15, 2017 at a price equal to 100% of the principal amount of the Existing Notes redeemed, plus an applicable “make-whole” premium. On or after March 15, 2017, the Company may redeem some or all of the Existing Notes at redemption prices set forth in the Indenture. In addition, at any time prior to March 15, 2017, the Company may redeem up to 35% of the Existing Notes at a redemption price of 104.875% of the principal amount of the Existing Notes redeemed with the net cash proceeds of certain equity offerings.

Subject to certain limitations, in the event of a change in control of the Company, the Company will be required to make an offer to purchase the Existing Notes at a purchase price equal to 101% of the principal amount of the Existing Notes, plus accrued and unpaid interest.

The Indenture contains restrictive covenants that, among other things, limit the ability of the Company and the Guarantors to: (i) pay dividends or make other restricted payments, (ii) make certain investments, (iii) incur additional indebtedness or issue preferred stock, (iv) create liens, (v) pay dividends or make other payments (except for certain dividends and payments to the Company and certain subsidiaries of the Company), (vi) merge or consolidate with other entities or sell substantially all of its assets, (vii) enter into transactions with affiliates, and (viii) engage in certain sale and leaseback transactions. The foregoing limitations are subject to exceptions as set forth in the Indenture. In addition, if in the future, the Existing Notes have an investment grade credit rating by both Moody’s Investors Services, Inc. and Standard & Poor’s Ratings Services, certain of these covenants will, thereafter, no longer apply to the Existing Notes for so long as the Existing Notes are rated investment grade by the two rating agencies.

New Senior Notes

Following the commencement of this equity offering, TreeHouse expects to conduct an exempt offering under the Securities Act of $775 million aggregate principal amount of senior unsecured notes with a maturity of between seven and ten years from the date of issuance. The New Senior Notes are expected to be subject to customary high-yield covenants substantially consistent with the covenants contained in the Existing Notes. Any issuance of the New Senior Notes is subject to market and other conditions. We cannot assure you if or when we will consummate such offering or the terms thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations relating to the ownership and disposition of our common stock by a Non-U.S. Holder (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relevant to a particular holder. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or in existence on the date hereof, and all of which are subject to change or to different interpretation, possibly with retroactive effect. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not successfully assert contrary positions or that a court will not uphold such positions.

The following discussion deals only with Non-U.S. Holders holding shares of our common stock as capital assets as of the date of this prospectus supplement. The following discussion also does not address considerations that may be relevant to certain Non-U.S. Holders that are subject to special rules, such as the following:

•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	broker dealers and traders in securities or persons who elect to mark-to-market their securities;

•	financial institutions or insurance companies;

•	persons that own, or are deemed to own, more than 5% of our outstanding common stock at any time; or

•	U.S. expatriates, certain former citizens or long-term residents of the United States that are subject to special treatment under the Code.

The following discussion also does not address entities that are taxed as partnerships or other pass-through entities. If a partnership or other pass-through entity holds our common stock, the tax treatment of the partnership (or other pass-through entity) and its partners (or owners) will depend on the status of the partner and the activities of the partnership. Partnerships (and other pass-through entities) and their partners (and owners) should consult with their tax advisors to determine the tax consequences of owning or disposing of our common stock.

The following discussion does not address any non-income tax consequences of owning or disposing of our common stock or any income tax consequences under state, local, or foreign law or tax treaties. Potential purchasers should consult their tax advisors to discuss the tax consequences of owning or disposing of our common stock based on their particular situation, including non-income tax consequences and tax consequences under state, local, and non-U.S. law, as well as any applicable tax treaties.

Non-U.S. Holder

As used in this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that is an individual, corporation (or other entity treated as a corporation for federal income tax purposes), estate or trust (other than a grantor trust) that is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Dividends

If we make distributions on our common stock, such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock (but not below zero). Any remaining excess will be treated as capital gain. See “— Gain on Disposition of our Common Stock” for additional information.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed further below, for dividends will be required to (a) complete the appropriate IRS Form W-8BEN or W8BEN-E and any applicable attachments and certify, under penalty of perjury, that such Non-U.S. Holder is not a United States person (within the meaning of the Code) and is eligible for the benefits with respect to dividends allowed by such treaty or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below regarding “— FATCA,” United States federal withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, if a treaty applies, attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder, provided that the Non-U.S. Holder provides us with a properly completed and executed IRS Form W-8ECI. Dividends effectively connected with the conduct of a trade or business, as well as those attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, are subject to U.S. federal income tax generally in the same manner as if the Non-U.S. Holder were a United States person, as defined under the Code. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from withholding. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of our Common Stock

Subject to the discussions below on backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder;

•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 or more days during the taxable year of disposition and meets certain other requirements, and is not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a “USRPHC,” for U.S. federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder’s holding period for our common stock).

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale on a net income basis generally in the same manner as if the Non-U.S. Holder were a United States person, as defined under the Code. Any such effectively connected gain from the sale or disposition of common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” equal to 30% of its effective connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder described in the second bullet point above, generally will be subject to a 30% tax imposed on the gain derived from the sale or disposition of our common stock, which may be offset by U.S. source capital losses realized in the same taxable year.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (U.S. and non-U.S.) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property.

We believe that we currently are not a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests from time to time, there can be no assurance that we are not or will not become a USRPHC in the future. Even if we are or become a USRPHC, a gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to tax if our common stock continues to be “regularly traded” (within the meaning of the Code) on an established securities market and such Non-U.S. Holder holds, directly, indirectly or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition of our common stock or the Non-U.S. Holder’s holding period for such common stock.

If a gain on the sale or other taxable disposition of our stock were subject to taxation due to USRPHC status, a Non-U.S. Holder would be subject to U.S. federal income tax with respect to such gain generally in the same manner as a United States person, subject to certain exceptions. A Non-U.S. Holder subject to withholding under such circumstances should consult its tax adviser as to whether such Non-U.S. Holder can obtain a refund or credit for all or a portion of the withheld amounts.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such Non-U.S. Holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in other countries under the provisions of an applicable income tax treaty or information exchange agreement.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (on an applicable IRS Form W-8) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person (within the meaning of the Code), or the beneficial owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. Non-U.S. Holders of our common stock should consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

FATCA

Sections 1471-1474 of the Code, U.S. Treasury regulations and official IRS guidance (such provisions, regulations and guidance commonly known as “FATCA”) generally impose a 30% withholding tax on any dividends paid on our common stock and will impose a 30% withholding tax on gross proceeds from the disposition of our common stock (beginning January 1, 2019) paid to (i) a “foreign financial institution” (as such term is defined under FATCA) unless such institution enters into an agreement with the United States Treasury Department to collect and disclose information, on any annual basis, regarding United States account holders of such institution (including certain debt and equity holders of such institution and certain account holders that are foreign entities with United States owners) and satisfies certain other specified requirements and (ii) certain other foreign entities unless such entity provides the payor (which will in turn provide to the IRS) a certification providing the name, address and taxpayer identification number of each direct and indirect “substantial United States owner” (as defined under FATCA) of the entity or alternatively, provides a certification that no such owners exist and in either case, complies with certain other requirements, including in circumstances where such institution or entity is acting as an intermediary. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules and properly certifies its exempt status to a withholding agent or is deemed to be in compliance with FATCA. Application of this FATCA tax does not depend on whether the payment otherwise would be exempt from U.S. federal withholding tax under the other exemptions described above. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits for such taxes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA, may be subject to different rules. Prospective Non-U.S. Holders should consult with their tax advisors regarding the implications of FATCA on their investment in our common stock.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE SHARES. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE IN LIGHT OF THEIR FACTS AND CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp. and SunTrust Robinson Humphrey, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
SunTrust Robinson Humphrey, Inc.
Barclays Capital Inc.
Rabo Securities USA, Inc.
KeyBanc Capital Markets Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
William Blair & Company, L.L.C.
Credit Suisse Securities (USA) LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $          per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without underwriters’ option exercise	With full underwriters’ option exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC for a period of 90 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 45 days after the date of this prospectus, may not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such director and officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the New York Stock Exchange under the symbol “THS”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters and their affiliates are expected to serve as lenders under the New Facilities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the EU Prospectus Directive (as defined below) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity that is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means European Union Prospectus Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, referred to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP from time to time represents TreeHouse and its subsidiaries in connection with matters unrelated to the offering of common shares.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement and the accompanying prospectus by reference from TreeHouse’s Annual Report on Form 10-K for the year ended December 31, 2014 and the effectiveness of TreeHouse’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of TreeHouse Foods, Inc. for the periods ended September 30, 2015 and 2014, June 30, 2015 and 2014 and March 31, 2015 and 2014, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in TreeHouse’s Quarterly Report on Form 10-Q for the quarters ended September 30, 2015, June 30, 2015 and March 31, 2015 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

The audited historical combined financial statements of the Private Brands Business as of May 31, 2015 and May 25, 2014, for fiscal years then ended and for the four month period ended May 26, 2013 included in TreeHouse’s Current Report on Form 8-K dated January 20, 2016 have been incorporated by reference in this prospectus supplement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

The audited historical financials of Flagstone included in TreeHouse’s Current Report on Form 8-K dated July 15, 2014 and incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of RSM US LLP (formerly McGladrey LLP), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus supplement the following documents:

(a)	Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 19, 2015;

(b)	Quarterly Reports on Form 10-Q for the periods ended March 31, 2015, June 30, 2015 and September 30, 2015 filed May 7, 2015, August 6, 2015 and November 5, 2015;

(c)	Current Reports on Form 8-K filed on July 15, 2014, March 20, 2015, April 24, 2015, July 31, 2015, November 2, 2015, November 18, 2015, and January 20, 2016;

(d)	All documents filed by TreeHouse under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act before the termination of this offering.

Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

You may request a copy of these filings and any exhibit incorporated by reference in these filings at no cost, by writing or telephoning us at the following address or number:

TreeHouse Foods, Inc.

2021 Spring Road, Suite 600

Oak Brook, IL 60523

(708) 483-1300

PROSPECTUS

TreeHouse Foods, Inc.

Common Stock

Preferred Stock

Debt Securities

Warrants

Subscription Rights

Stock Purchase Contracts

Stock Purchase Units

Guarantees of Debt Securities

We may offer and sell any of the following securities from time to time, in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering:

•	common stock;

•	preferred stock;

•	debt securities;

•	warrants to purchase debt securities, common stock or preferred stock;

•	subscription rights; and

•	stock purchase contracts or stock purchase units.

Certain of our domestic subsidiaries may fully and unconditionally guarantee any debt securities that we issue. When we use the term “securities” in this prospectus, we mean any of the securities we may offer with this prospectus, unless we say otherwise.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange and trades under the symbol “THS.” Each prospectus supplement will indicate if the securities offered thereby will be listed or quoted on a securities exchange or quotation system.

Investing in our securities involves risks. You should carefully read and consider the risk factors included in our periodic reports filed with the Securities and Exchange Commission, in any applicable prospectus supplement relating to a specific offering of securities and in any other documents we file with the Securities and Exchange Commission. See the section entitled “Risk Factors” on page 3 of this prospectus, in our other filings with the Securities and Exchange Commission and in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

When we issue new securities, we may offer them for sale to or through underwriters, dealers and agents or directly to purchasers. The applicable prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering, including any required information about the firms we use and the discounts or commissions we may pay them for their services. For general information about the distribution of securities offered, please see “Plan of Distribution” on page 24 of this prospectus.

The date of this prospectus is November 20, 2013.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement, and in other offering material, if any, or information contained in documents which you are referred to by this prospectus or any prospectus supplement, or in other offering material, if any. We have not authorized anyone to provide you with different information. We are not offering to sell any securities in any jurisdiction where such offer and sale are not permitted. The information contained in or incorporated by reference into this prospectus or any prospectus supplement or other offering material is accurate only as of the date of those documents or information, regardless of the time of delivery of the documents or information or the time of any sale of the securities. Neither the delivery of this prospectus or any applicable prospectus supplement nor any distribution of securities pursuant to such documents shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or any applicable prospectus supplement or in our affairs since the date of this prospectus or any applicable prospectus supplement.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. By using this shelf registration process, we may sell at any time, and from time to time, an indeterminate amount of any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with only a general description of the securities we may offer. It is not meant to be a complete description of any security. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. We and any underwriter or agent that we may from time to time retain may also provide other information relating to an offering, which we refer to as “other offering material.” The prospectus supplement as well as the other offering material may also add, update or change information contained in this prospectus or in the documents we have incorporated by reference into this prospectus. You should read this prospectus, any prospectus supplement and any other offering material (including any free writing prospectus) prepared by or on behalf of us for a specific offering of securities, together with additional information described in the section entitled “Where You Can Find More Information” and any other offering material. Throughout this prospectus, where we indicate that information may be supplemented in an applicable prospectus supplement or supplements, that information may also be supplemented in other offering material. If there is any inconsistency between this prospectus and the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

Unless we state otherwise or the context otherwise requires, references to “TreeHouse,” the “Company,” “us,” “we” or “our” in this prospectus mean TreeHouse Foods, Inc. and its consolidated subsidiaries. When we refer to “you” in this section, we mean all purchasers of the securities being offered by this prospectus and any accompanying prospectus supplement, whether they are the holders or only indirect owners of those securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this prospectus and the documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “believe,” “estimate”, “project”, “except,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. We are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. Such factors include, but are not limited to: the outcome of litigation and regulatory proceedings to which we may be a party; the impact of product recalls; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; our ability to obtain suitable pricing for our products; development of new products and services; our level of indebtedness; the availability of financing on commercially reasonable terms; cost of borrowing; our ability to maintain and improve cost efficiency of operations; changes in foreign currency exchange rates; interest rates; raw material and commodity costs; changes in economic conditions; political conditions; reliance on third parties for manufacturing of products and provision of services; general U.S. and global economic conditions; the financial condition of our customers and suppliers; consolidations in the retail grocery and foodservice industries; our ability to continue to make acquisitions in accordance with our business strategy or effectively manage the growth from acquisitions; and other risks that are described in this prospectus under the heading “Risk Factors” and in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and other reports filed from time to time in our filings with the SEC and incorporated by reference into this prospectus and any prospectus supplement or other offering material relating to a specific offering of securities.

You should not place undue reliance on forward-looking statements, which speak only as of the date that such statements are made. All forward-looking statements contained in this prospectus and the documents we incorporate by reference in this prospectus are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risk factors described in Part I, Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and our other reports filed from time to time with the SEC, which are incorporated by reference into this prospectus, as the same may be amended, supplemented or superseded from time to time by our filing under the Exchange Act, as well as any prospectus supplement relating to a specific security. Before making any investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or in any applicable prospectus supplement. For more information, see the section entitled “Where You Can Find More Information” on page 27 of this prospectus. These risks could materially affect our business, results of operation or financial condition and affect the value of our securities. You could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operation or financial condition.

TREEHOUSE FOODS, INC.

We are a food manufacturer servicing primarily the retail grocery and foodservice distribution channels. Our products include non-dairy powdered creamers; private label canned and dry soups; refrigerated and shelf stable salad dressings and sauces; powdered drink mixes; single serve hot beverages; specialty teas; hot cereals; macaroni and cheese; skillet dinners; Mexican sauces; jams and pie fillings; pickles and related products; aseptic sauces, and liquid non-dairy creamer. We manufacture and sell the following:

•	private label products to retailers, such as supermarkets, mass merchandisers, and specialty retailers, for resale under the retailers’ own or controlled labels,

•	private label and branded products to the foodservice industry, including foodservice distributors and national restaurant operators,

•	branded products under our own proprietary brands, primarily on a regional basis to retailers, and

•	products to our industrial customer base, for repackaging in portion control packages and for use as ingredients by other food manufacturers.

Our three reportable segments are North American Retail Grocery, Food Away From Home and Industrial and Export.

We operate our business as Bay Valley Foods, LLC (“Bay Valley”), Sturm Foods, Inc. (“Sturm”), S.T. Specialty Foods, Inc. (“S.T. Foods”), Cains Foods, Inc. (“Cains) and Associated Brands, Inc. (“Associated Brands U.S.”) in the United States and E.D. Smith Foods, Ltd. (“E.D. Smith”) and Associated Brands Inc. in Canada (“Associated Brands Canada”). Bay Valley is a Delaware limited liability company, a 100% owned subsidiary of TreeHouse. E.D. Smith, Sturm, S.T. Foods, Cains, Associated Brands U.S. and Associated Brands Canada are direct or indirect 100% owned subsidiaries of Bay Valley.

TreeHouse Foods, Inc. is a Delaware corporation incorporated on January 25, 2005 that was created from Dean Foods’ spin-off of certain of its specialty businesses to its shareholders. Our principal executive offices are located at 2021 Spring Road, Suite 600, Oak Brook, Illinois 60523. Our telephone number is 708-483-1300. Our website address is www.treehousefoods.com. The information on or accessible through our website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to any securities that we offer through this prospectus.

THE SUBSIDIARY GUARANTORS

Certain of our domestic subsidiaries (which we refer to as the “subsidiary guarantors” in this prospectus), may fully and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. Financial information concerning our subsidiary guarantors and any non-guarantor subsidiaries will be included in our consolidated financial statements filed as part of our periodic reports filed pursuant to the Exchange Act to the extent required by the rules and regulations of the SEC.

Additional information concerning our subsidiaries and us is included in our periodic reports and other documents incorporated by reference in this prospectus. Please read “Where You Can Find More Information.”

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. No shares of our preferred stock were outstanding during the periods indicated. Therefore, the ratios of earnings to fixed charges and preferred dividends are not separately stated from the ratios of earnings to fixed charges for the periods indicated.

	Nine Months Ended		Fiscal Year Ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges	2.80	2.79	2.96	3.39	5.03	2.04

The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before taxes and fixed charges by (ii) fixed charges. Our fixed charges consist of interest expense on indebtedness, capitalized interest, tax interest and the portion of rental expense that we deem to be representative of the interest factor of rental payments.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement or other offering materials, we intend to use the net proceeds of any offering of our securities for working capital and other general corporate purposes, including acquisitions, repayment or refinancing of debt and other business opportunities. We will have significant discretion in the use of any net proceeds. The net proceeds from the sale of securities may be invested temporarily until they are used for their stated purpose. We may provide additional information on the use of the net proceeds from the sale of our securities in an applicable prospectus supplement or other offering materials related to the offered securities.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the capital stock, debt securities, warrants, subscription rights, stock purchase contracts and stock purchase units that we may offer and sell from time to time. These summary descriptions are not meant to be complete descriptions of any security. At the time of an offering and sale, this prospectus together with the accompanying prospectus supplement will contain the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and of certain provisions of Delaware law do not purport to be complete and are subject to and qualified in their entirety by reference to our certificate of incorporation, our by-laws and the Delaware General Corporation Law, as amended, or the DGCL. Copies of our certificate of incorporation and our by-laws have been filed with the SEC and are filed as exhibits to the registration statement of which this prospectus forms a part.

As used in this “Description of Capital Stock,” the terms “we,” “our,” “ours” and “us” refer only to TreeHouse Foods, Inc., a Delaware corporation, and not, unless otherwise indicated, to any of our subsidiaries.

As of the date hereof, our authorized capital stock consists of 100,000,000 shares, of which 90,000,000 shares are common stock, par value $0.01 per share, and 10,000,000 shares are preferred stock, par value $0.01 per share. As of October 31, 2013, we had 36,414,439 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. All of our outstanding shares of common stock are fully paid and non-assessable.

Our common stock is listed on the New York Stock Exchange under the symbol “THS.”

Common Stock

Dividend Rights. Subject to the dividend rights of the holders of any outstanding preferred stock, the holders of shares of common stock are entitled to receive ratably dividends out of funds lawfully available therefore at such times and in such amounts as our board of directors may from time to time determine.

Rights Upon Liquidation. Upon liquidation, dissolution or winding up of our affairs, the holders of common stock are entitled to share ratably in our assets that are legally available for distribution, after payment of all debts, other liabilities and any liquidation preferences of outstanding preferred stock.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive or similar rights.

Voting Rights. Each outstanding share of common stock is entitled to one vote at all meetings of stockholders, provided, however, that except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of outstanding preferred stock. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Other than the election of directors, if an action is to be taken by vote of the stockholders, it will be authorized by a majority of the votes cast by the holders of shares entitled to vote on the action, unless a greater vote is required in our certificate of incorporation or by-laws. Directors are elected by a plurality of the votes cast at an election.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation preferences of each of these series. We may amend from time to time our certificate of incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of our shares entitled to vote.

The particular terms of any series of preferred stock that we offer under this prospectus will be described in the applicable prospectus supplement relating to that series of preferred stock. Those terms may include:

•	the title and liquidation preference per share of the preferred stock and the number of shares offered;

•	the purchase price of the preferred stock;

•	the dividend rate (or method of calculation), the dates on which dividends will be payable, whether dividends shall be cumulative and, if so, the date from which dividends will begin to accumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	any conversion, redemption or exchange provisions of the preferred stock;

•	the voting rights, if any, of the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

You should refer to the certificate of designations establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Delaware and the SEC in connection with any offering of preferred stock.

Each prospectus supplement relating to a series of preferred stock may describe certain U.S. federal income tax considerations applicable to the purchase, holding and disposition of such series of preferred stock.

Dividend Rights. The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation) on the common stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to receive dividends when, as and if declared by our board of directors or, if dividends are cumulative, full cumulative dividends for the current and all prior dividend periods. We will pay those dividends either in cash, shares of preferred stock or otherwise, at the rate and on the date or dates set forth in the applicable prospectus supplement. With respect to each series of preferred stock that has cumulative dividends, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest. The applicable prospectus supplement will indicate the relative ranking of the particular series of the preferred stock as to the payment of dividends, as compared with then-existing and future series of preferred stock.

Rights Upon Liquidation. The preferred stock of each series will be preferred over the common stock and other stock ranking junior to that series of preferred stock as to assets, so that the holders of that series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up, and before any distribution is made to the holders of common stock and other stock ranking junior to that series of preferred stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock of that series will not be entitled to any other or further payment. If upon any liquidations, dissolution or winding up, our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders in each series are entitled, subject to any provisions of any series of preferred stock that rank it junior or senior to other series of preferred stock upon liquidation. The applicable prospectus supplement will indicate the relative ranking of the particular series of the preferred stock upon liquidation, as compared with then-existing and future series of preferred stock.

Conversion, Redemption or Exchange Rights. The shares of a series of preferred stock will be convertible at the option of the holder of the preferred stock, redeemable at our option or the option of the holder, as applicable, or exchangeable at our option, into another security, in each case, to the extent set forth in the applicable prospectus supplement.

Voting Rights. Except as indicated in the applicable prospectus supplement or as otherwise from time to time required by law, the holders of preferred stock will have no voting rights.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law

Business Combinations Act

We are subject to the provisions of Section 203 of DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation and By-law Provisions

Our certificate of incorporation and our by-laws also contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. For example, our certificate of incorporation and our by-laws divide our board of directors into three classes with staggered three-year terms. Under our certificate of incorporation and our by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

Our certificate of incorporation and our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation provides that stockholders representing at least a majority of the votes which all stockholders would be entitled to cast in any annual election of directors have the right to call special meetings of stockholders. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Certain Effects of Authorized But Unissued Stock

Our authorized but unissued shares of common stock and preferred stock may be issued without additional stockholder approval and may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

The issuance of preferred stock could have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount available for distribution to holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, lender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of us.

We plan to issue additional shares of common stock in connection with our employee benefit plans. We do not currently have any plans to issue shares of preferred stock.

Limitation of Liability of Directors

Our certificate of incorporation contains a provision that limits the liability of our directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Such limitation does not, however, affect the liability of a director (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) in respect of certain unlawful dividend payments or stock redemptions or purchases and (4) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. This provision does not limit or eliminate our rights or the rights of our stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our directors and officers have indemnification protection.

Transfer Agent and Registrar

Computershare Investor Services acts as transfer agent and registrar of our common stock.

DESCRIPTION OF DEBT SECURITIES

General

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit, from time to time. The debt securities offered by this prospectus will be issued under one of two separate indentures among us, the subsidiary guarantors of such debt securities, if any, and a trustee. We have filed the forms of indenture as exhibits to the registration statement of which this prospectus is a part. The senior note indenture and the subordinated note indenture are sometimes referred to in this prospectus individually as an “indenture” and collectively as the “indentures.” We may also issue debt securities under a separate, new indenture. If that occurs, we will describe any differences in the terms of any such indenture in the prospectus supplement.

The debt securities will be obligations of TreeHouse and will be either senior or subordinated debt securities. We have summarized selected material provisions of the indentures and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indentures. As used in this “Description of Debt Securities,” the terms “we,” “our,” “ours” and “us” refer only to TreeHouse Foods, Inc. and not to any of its subsidiaries. Section references included in this summary of our debt securities, unless otherwise indicated, refer to specific sections of the indentures.

We may issue debt securities at any time and from time to time in one or more series under the indentures. The indentures give us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of the same series. If specified in the prospectus supplement respecting a particular series of debt securities, one or more subsidiary guarantors will fully and unconditionally guarantee that series as described under “— Subsidiary Guarantee” and in the applicable prospectus supplement. Each subsidiary guarantee will be an unsecured obligation of the subsidiary guarantor. A subsidiary guarantee of subordinated debt securities will be subordinated to the senior debt of the subsidiary guarantor on the same basis as the subordinated debt securities are subordinated to our senior debt.

We will describe the particular material terms of each series of debt securities we offer in a supplement to this prospectus. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. The terms of our debt securities will include those set forth in the indentures and those made a part of the indentures by the Trust Indenture Act of 1939, as amended. You should carefully read the summary below the applicable prospectus supplement and the provisions of the indentures that may be important to you before investing in our debt securities.

Ranking

The senior debt securities offered by this prospectus will:

•	be general obligations,

•	rank equally with all other unsubordinated indebtedness of TreeHouse or any subsidiary guarantor (except to the extent such other indebtedness is secured by collateral that does not also secure the senior debt securities offered by this prospectus), and

•	with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries (except to the extent that the senior debt securities are guaranteed by our subsidiaries as described below).

The subordinated debt securities offered by this prospectus will:

•	be general obligations,

•	rank subordinated and junior in right of payment, to the extent set forth in the subordinated note indenture to all senior debt of TreeHouse and any subsidiary guarantor, and

•	with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries (except to the extent that the subordinated debt securities are guaranteed by our subsidiaries as described below).

A substantial portion of our assets are owned through our subsidiaries, many of which may have debt or other liabilities of their own that will be structurally senior to the debt securities. Therefore, unless the debt securities are guaranteed by our subsidiaries as described below, TreeHouse’s rights and the rights of TreeHouse’s creditors, including holders of debt securities, to participate in the assets of any subsidiary upon any such subsidiary’s liquidation may be subject to the prior claims of the subsidiary’s other creditors.

In addition, because our operations are conducted through our subsidiaries, the cash flow and the consequent ability to service our indebtedness, including the debt securities, are dependent upon the earnings of our subsidiaries and the distribution of those earning or upon the payments of funds by those subsidiaries to us. Our subsidiaries are separate and distinct legal entities and, unless the debt securities are guaranteed by our subsidiaries as described below, our subsidiaries have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or to make funds available to us, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to contractual or statutory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. We may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture. The indentures also do not limit our ability to incur other debt.

Subject to the exceptions, and subject to compliance with the applicable requirements set forth in the indentures, we may discharge our obligations under the indentures with respect to our debt securities as described below under “— Defeasance.”

Terms

We will describe the specific material terms of the series of debt securities being offered in a supplement to this prospectus. These terms may include some or all of the following:

•	the title of the debt securities,

•	whether the debt securities will be senior or subordinated debt securities,

•	whether and the extent to which any subsidiary guarantor will provide a subsidiary guarantee of the debt securities,

•	any limit on the total principal amount of the debt securities,

•	the date or dates on which the principal of the debt securities will be payable and whether the stated maturity date can be extended or the method used to determine or extend those dates,

•	any interest rate on the debt securities, any date from which interest will accrue, any interest payment dates and regular record dates for interest payments, or the method used to determine any of the foregoing, and the basis for calculating interest if other than a 360-day year of twelve 30-day months,

•	the place or places where payments on the debt securities will be payable, where the debt securities may be presented for registration of transfer, exchange or conversion, and where notices and demands to or upon us relating to the debt securities may be made, if other than the corporate trust office of the Trustee,

•	the right, if any, to extend the interest payment periods and the duration of any such deferral period,

•	the rate or rates of amortization of the debt securities, if any,

•	any provisions for redemption of the debt securities,

•	any provisions that would allow or obligate us to redeem or purchase the debt securities prior to their maturity pursuant to any sinking fund or analogous provision or at the option of the holder,

•	the purchase price for the debt securities and the denominations in which we will issue the debt securities, if other than minimum denomination of $2,000 and integral multiples of $1,000 above that amount,

•	any provisions that would determine payments on the debt securities by reference to an index, formula or other method and the manner of determining the amount of such payments

•	any foreign currency, currencies or currency units in which the debt securities will be denominated and in which principal, any premium and any interest will or may be payable and the manner for determining the equivalent amount in U.S. dollars,

•	any provisions for payments on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable,

•	the portion of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated, if other than the entire principal amount,

•	if the principal amount to be paid at the stated maturity of the debt securities is not determinable as of one or more dates prior to the stated maturity, the amount that will be deemed to be the principal amount as of any such date for any purpose,

•	any variation of the defeasance and covenant defeasance sections of the indentures and the manner in which our election to defease the debt securities will be evidenced, if other than by a board resolution,

•	whether we will issue the debt securities in the form of temporary or permanent global securities, the depositaries for the global securities, and provisions for exchanging or transferring the global securities,

•	whether the interest rate or the debt securities may be reset,

•	whether the stated maturity of the debt securities may be extended,

•	any deletion or addition to or change in the events of default for the debt securities and any change in the rights of the Trustee or the holders or the debt securities arising from an event of default including, among others, the right to declare the principal amount of the debt securities due and payable,

•	any addition to or change in the covenants in the indentures,

•	any additions or changes to the indentures necessary to issue the debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons,

•	the appointment of any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities,

•	the terms of any right or obligation to convert or exchange the debt securities into any other securities or property,

•	the terms and conditions, if any, pursuant to which the debt securities are secured,

•	any restriction or condition on the transferability of the debt securities,

•	if the principal amount payable at the stated maturity of any debt security will not be determinable as of any one or more dates prior to the stated maturity, the amount which shall be deemed to be the principal amount of such debt securities as of any such date for any purpose, including the principal amount thereof which shall be due and payable upon any maturity other than the stated maturity or which shall be deemed to be outstanding as of any date prior to the stated maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined),

•	whether, under what circumstances and the currency in which we will pay any additional amounts on the debt securities as contemplated in the applicable indenture in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts (and the terms of any such option),

•	in the case of subordinated debt securities, any subordination provisions and related definitions which may be applicable in addition to, or in lieu of, those contained in the subordinated note indenture,

•	the exchanges, if any, on which the debt securities may be listed, and

•	any other terms of the debt securities consistent with the indentures. (Section 301)

Any limit on the maximum total principal amount for any series of the debt securities may be increased by resolution of our board of directors. (Section 301). We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original issue discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.

Subsidiary Guarantee

If specified in the prospectus supplement, one or more subsidiary guarantors will guarantee the debt securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the subsidiary guarantee of the subsidiary guarantor.

Subject to the limitations described below and in the prospectus supplement, one or more subsidiary guarantors will jointly and severally, fully and unconditionally guarantee the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all our payment obligations under the indentures and the debt securities of a series, whether for principal of, premium, if any, or interest on the debt securities or otherwise. The subsidiary guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a subsidiary guarantee with respect to a subsidiary guarantor.

In the case of subordinated debt securities, a subsidiary guarantor’s subsidiary guarantee will be subordinated in right of payment to the senior debt of such subsidiary guarantor on the same basis as the subordinated debt securities are subordinated to our senior debt. No payment will be made by any subsidiary guarantor under its subsidiary guarantee during any period in which payments by us on the subordinated debt securities are suspended by the subordination provisions of the subordinated note indenture.

Each subsidiary guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the subsidiary guarantor without rendering such subsidiary guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each subsidiary guarantee will be a continuing guarantee and will:

•	remain in full force and effect until either payment in full of all of the applicable debt securities (or such debt securities are otherwise satisfied and discharged in accordance with the provisions of the applicable indenture) or released as described in the following paragraph,

•	be binding upon each subsidiary guarantor, and

•	inure to the benefit of and be enforceable by the applicable Trustee, the holders and their successors, transferees and assigns.

In the event that a subsidiary guarantor ceases to be a subsidiary of TreeHouse, either legal defeasance or covenant defeasance occurs with respect to a series of debt securities, or substantially all of the assets or all of the capital stock of such subsidiary guarantor is sold, including by way of sale, merger, consolidation or otherwise, such subsidiary guarantor will be released and discharged of its obligations under its subsidiary guarantee without further action required on the part of the Trustee or any holder, and no other person acquiring or owning the assets or capital stock of such subsidiary guarantor will be required to enter into a subsidiary guarantee. In addition, the prospectus supplement may specify additional circumstances under which a subsidiary guarantor can be released from its subsidiary guarantee.

Form, Exchange and Transfer

We will issue the debt securities in registered form, without coupons. Unless we inform you otherwise in the prospectus supplement, we will only issue debt securities in minimum denominations of $2,000 and integral multiples of $1,000 above that amount. (Section 302)

Holders generally will be able to exchange debt securities for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations. (Section 305)

Holders may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the debt securities if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of debt securities. However, we and the security registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. Unless we inform you otherwise in the prospectus supplement, we will appoint the Trustee as security registrar. We will identify any transfer agent in addition to the security registrar in the prospectus supplement. (Section 305). At any time we may:

•	designate additional transfer agents,

•	rescind the designation of any transfer agent, or

•	approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the debt securities at all times. (Sections 305 and 1002)

lf we elect to redeem a series of debt securities, neither we nor the Trustee will be required:

•	to issue, register the transfer of or exchange any debt securities of that series during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the series and ending at the close of business on the day the notice is mailed, or

•	to register the transfer or exchange of any debt security of that series so selected for redemption, except for any portion not to be redeemed. (Section 305)

Payment and Paying Agents

Under the indentures, we will pay interest on the debt securities to the persons in whose names the debt securities are registered at the close of business on the regular record date for each interest payment. However, unless we inform you otherwise in the prospectus supplement, we will pay the interest payable on the debt securities at their stated maturity to the persons to whom we pay the principal amount of the debt securities. The initial payment of interest on any series of debt securities issued between a regular record date and the related interest payment date will be payable in the manner provided by the terms of the series, which we will describe in the prospectus supplement. (Section 307)

Unless we inform you otherwise in the prospectus supplement, we will pay principal, premium, if any, and interest on the debt securities at the offices of the paying agents we designate. However, except in the case of a global security (which payments of principal, premium, if any, and interest on such global security will be made to the Depository), we may pay interest:

•	by check mailed to the address of the person entitled to the payment as it appears in the security register, or

•	by wire transfer in immediately available funds to the place and account designated in writing at least fifteen days prior to the interest payment date by the person entitled to the payment as specified in the security register.

We will designate the Trustee as the sole paying agent for the debt securities unless we inform you otherwise in the prospectus supplement. If we initially designate any other paying agents for a series of debt securities, we will identify them in the prospectus supplement. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the debt securities at all times. (Sections 307 and 1002)

Any money deposited with the Trustee or any paying agent in trust for the payment of principal, premium, if any, or interest on the debt securities that remains unclaimed for one year after the date the payments became due, may be repaid to us upon our request, subject to any applicable abandoned property laws. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The Trustee and any paying agents will not be liable for those payments after we have been repaid. (Section 1003)

Restrictive Covenants

We will describe any restrictive covenants for any series of debt securities in the prospectus supplement.

Consolidation, Merger and Sale of Assets

Under the indentures, we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to any person (as defined below) referred to as a “successor person” unless:

•	the successor person expressly assumes our obligations with respect to the debt securities and the indentures,

•	immediately after giving effect to the transaction, no event of default shall have occurred and be continuing and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, and

•	we have delivered to the Trustee the certificates and opinions required under the respective indenture. (Section 801)

Except in a transaction resulting in the release of a subsidiary guarantor under the terms of the indenture, a subsidiary guarantor may not, and we may not permit a subsidiary guarantor to, consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to any person (other than another subsidiary guarantor or us), referred to as a “successor person” unless:

•	the successor person expressly assumes the subsidiary guarantor’s obligations with respect to the debt securities and the indentures, and

•	the subsidiary guarantor has delivered to the Trustee the certificates and opinions required under the respective indenture. (Section 802)

As used in the indentures, the term “person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization, government or agency or political subdivision thereof.

Events of Default

Unless we inform you otherwise in the prospectus supplement, each of the following will be an event of default under the applicable indenture with respect to any series of debt securities:

•	our failure to pay principal or premium, if any, on that series of debt securities when such principal or premium, if any, becomes due,

•	our failure to pay any interest on that series of debt securities for 30 days after such interest becomes due,

•	our failure to deposit any sinking fund payment after such payment is due by the terms of that series of debt securities,

•	our failure to perform, or our breach, in any material respect, of any other covenant or warranty in the indenture with respect to that series of debt securities, other than a covenant or warranty included in such indenture solely for the benefit of another series of debt securities, for 90 days after either the Trustee has given us or holders of at least 25% in principal amount of the outstanding debt securities of that series have given us and the Trustee written notice of such failure to perform or breach in the manner required by the indentures,

•	specified events involving, the bankruptcy, insolvency or reorganization of us or, if a subsidiary guarantor has guaranteed the series of debt securities, such subsidiary guarantor,

•	or any other event of default we may provide for that series of debt securities,

provided, however, that no event described in the fourth bullet point above will be an event of default until an officer of the Trustee responsible for the administration of the indentures has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office. (Section 501)

An event of default under one series of debt securities does not necessarily constitute an event of default under any other series of debt securities. If an event of default for a series of debt securities occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all the debt securities of that series due and immediately payable by a notice in writing to us (and to the trustee if given by the holders); provided that, in the case of an event of default involving certain events of bankruptcy, insolvency or reorganization, such acceleration is automatic; and provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, subject to certain conditions, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal have been cured or waived. Upon such acceleration, we will be obligated to pay the principal amount of that series of debt securities.

The right described in the preceding paragraph does not apply if an event of default occurs as described in the sixth bullet point above (i.e., other events of default), which is common to all series of our debt securities then outstanding. If such an event of default occurs and is continuing, either the Trustee or holders of at least 25% in principal amount of all series of the debt securities then outstanding, treated as one class, may declare the principal amount of all series of the debt securities then outstanding to be due and payable immediately by a notice in writing to us (and to the Trustee if given by the holders). Upon such declaration, we will be obligated to pay the principal amount of the debt securities.

If an event of default occurs and is continuing, the Trustee will generally have no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders, unless the holders offer indemnity reasonably satisfactory to the Trustee. (Section 603). The holders of a majority in principal amount of the outstanding debt securities of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee for the debt securities of that series, provided that:

•	the direction is not in conflict with any law or the indentures,

•	the Trustee may take any other action it deems proper which is not inconsistent with the direction, and

•	the Trustee will generally have the right to decline to follow the direction if an officer of the Trustee determines, in good faith, that the proceeding would involve the Trustee in personal liability or would otherwise be contrary to applicable law. (Section 512)

A holder of a debt security of any series may only institute proceedings or pursue any other remedy under the indentures if:

•	the holder gives the Trustee written notice of a continuing event of default,

•	holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the Trustee to institute proceedings with respect to such event of default,

•	the holders offer indemnity reasonably satisfactory to the Trustee against any loss, liability or expense in complying with such request,

•	the Trustee fails to institute proceedings within 60 days after receipt of the notice, request and offer or indemnity, and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the Trustee a direction inconsistent with the request. (Section 507)

However, these limitations do not apply to a suit by a holder of a debt security demanding payment of the principal, premium, if any, or interest on a debt security on or after the date the payment is due. (Section 508)

We will be required to furnish to the Trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indentures and specifying all of our known defaults, if any. (Section 1004)

Modification and Waiver

When authorized by a board resolution, we or any subsidiary guarantor, if applicable, may enter into one or more supplemental indentures with the Trustee without the consent of the holders of the debt securities in order to:

•	provide for the assumption of our obligations to holders of debt securities in the case of a merger or consolidation or sale of substantially all of our assets,

•	add to our or any subsidiary guarantor’s covenants for the benefit of the holders of any series of debt securities or to surrender any of our rights or powers,

•	add any additional events of default for any series of debt securities for the benefit of the holders of any series of debt securities,

•	add to, change or eliminate any provision of the indentures applying to one or more series of debt securities, provided that if such action adversely affects the interests of any holder of any series of debt securities in any material respect, such addition, change or elimination will become effective with respect to that series only when no such security of that series remains outstanding,

•	secure the debt securities,

•	establish the forms or terms of any series of debt securities as permitted by the terms of such indenture,

•	provide for uncertificated securities in addition to certificated securities,

•	evidence and provide for successor Trustees and to add to or change any provisions of the indentures to the extent necessary to appoint a separate Trustee or Trustees for a specific series of debt securities,

•	correct any ambiguity, defect or inconsistency under the indentures,

•	add subsidiary guarantors,

•	make any change that would provide any additional rights or benefits to the holders of debt securities or that does not adversely affect the interests of the holders of any series of debt securities in any material respect under the applicable indenture of any such holders,

•	supplement any provisions of the indentures necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities in any material respect,

•	comply with the rules or regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded, or

•	add to, change or eliminate any provisions of the indentures in accordance with any amendments to the Trust Indenture Act of 1939, as amended, provided that such action does not adversely affect the rights or interests of any holder of debt securities in any material respect. (Section 901)

When authorized by a board resolution, we or any subsidiary guarantor, if applicable, may enter into one or more supplemental indentures with the Trustee in order to add to, change or eliminate provisions of the indentures or to modify the rights of the holders of one or more series of debt securities under such indentures if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of all series affected by such supplemental indenture, treated as one class. However, without the consent of all holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

•	except with respect to the reset of the interest rate or extension of maturity pursuant to the terms of a particular series, changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduces the principal amount of, or any premium or rate of interest on, any debt security,

•	reduces the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof,

•	changes the place or currency of payment of principal, premium, if any, or interest,

•	impairs the right to institute suit for the enforcement of any payment on or after such payment becomes due for any security,

•	except as provided in the applicable indenture, releases the subsidiary guarantee of a subsidiary guarantor,

•	reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification of the indentures, for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults of the indentures,

•	makes certain modifications to the provisions for modification of the indentures and for certain waivers, except to increase the principal amount of debt securities necessary to consent to any such change or to provide that certain other provisions of the indentures cannot be modified or waived without the consent of the holders of each outstanding debt security affected by such change,

•	makes any change that adversely affects in any material respect the right to convert or exchange any convertible or exchangeable debt security or decreases the conversion or exchange rate or increases the conversion price of such debt security, unless such decrease or increase is permitted by the terms of such debt securities, or

•	changes the terms and conditions pursuant to which any series of debt securities are secured in a manner adverse to the holders of such debt securities in any material respect. (Section 902)

In addition, the subordinated note indenture may not be amended without the consent of each holder of subordinated debt securities affected thereby to modify the subordination of the subordinated debt securities issued under that indenture in a manner adverse to the holders of the subordinated debt securities in any material respect.

Holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults or noncompliance with restrictive provisions of the indentures. However, the consent of all holders of each outstanding debt security of a series is required to:

•	waive any default in the payment of principal, premium, if any, or interest, or

•	waive any covenants and provisions of an indenture that may not be amended without the consent of all holders of each outstanding debt security of the series affected. (Sections 513 and 1006)

In order to determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under an indenture as of a specified date:

•	the principal amount of an “original issue discount security” that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of that date upon acceleration of the maturity to that date,

•	if, as of that date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of the debt security deemed to be outstanding as of that date will be an amount determined in the manner prescribed for the debt security,

•	the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the U.S. dollar equivalent, determined as of that date in the manner prescribed for the debt security, of the principal amount of the debt security or, in the case of it debt security described in the two preceding bullet points, of the amount described above, and

•	debt securities owned by us, any subsidiary guarantor or any other obligor upon the debt securities or any of our or their affiliates will be disregarded and deemed not to be outstanding.

An “original issue discount security” means a debt security issued under the indentures which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of maturity. Some debt securities, including those for the payment or redemption of which money has been deposited or set aside in trust for the holders, and those which have been legally defeased under the indentures, will not be deemed to be outstanding.

We will generally be entitled to set any day as a record date for determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under an indenture. In limited circumstances, the Trustee will be entitled to set a record date for action by holders of outstanding debt securities. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify, or the Trustee may specify, if it sets the record date. This period may be shortened or lengthened by not more than 180 days. (Section 104)

Conversion and Exchange Rights

The debt securities of any series may be convertible into or exchangeable for other securities of TreeHouse or another issuer or property or cash on the terms and subject to the conditions set forth in the applicable prospectus supplement.

Defeasance

When we use the term defeasance, we mean discharge from some or all of our, or if applicable, any subsidiary guarantor’s obligations under either indenture. Unless we inform you otherwise in the prospectus supplement, if we deposit with the Trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable and comply with all other conditions to defeasance set forth in the indentures, then, at our option, either of the following will occur:

•	we and any subsidiary guarantor will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”), or

•	we and any subsidiary guarantor will no longer have any obligation to comply with the restrictive covenants under the indentures, and the related events of default will no longer apply to us or any subsidiary guarantor, but some of our and any subsidiary guarantors’ other obligations under the indentures and the debt securities of that series, including the obligation to make payments on those debt securities, will survive (a “covenant defeasance”).

If we legally defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the indentures, except for:

•	the rights of holders of that series of debt securities to receive, solely from a trust fund, payments in respect of such debt securities when payments are due,

•	our obligation to register the transfer or exchange of debt securities,

•	our obligation to replace mutilated, destroyed, lost or stolen debt securities, and

•	our obligation to maintain paying agencies and hold moneys for payment in trust.

We may legally defease a series of debt securities notwithstanding any prior exercise of our option of covenant defeasance in respect of such series.

In addition, the subordinated note indenture provides that if we choose to have the legal defeasance provision applied to the subordinated debt securities, the subordination provisions of the subordinated note indenture will become ineffective. The subordinated note indenture also provides that if we choose to have covenant defeasance apply to any series of debt securities issued pursuant to the subordinated note indenture we need not comply with the provisions relating to subordination.

If we exercise either our legal defeasance or covenant defeasance option, any subsidiary guarantee will terminate.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the Trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect. (Sections 1601-1604)

Satisfaction and Discharge

We may discharge our obligations under the indentures while securities remain outstanding if (1) all outstanding debt securities issued under the indentures have become due and payable, (2) all outstanding debt securities issued under the indentures will become due and payable at their stated maturity within one year of the date of deposit, or (3) all outstanding debt securities issued under the indentures are scheduled for redemption in one year, and in each case, we have deposited with the Trustee an amount sufficient to pay and discharge all outstanding debt securities issued under the indentures on the date of their scheduled maturity or the scheduled date of the redemption and paid all other amounts payable under the indentures (Section 401). The subordinated note indenture provides that if we choose to discharge our obligations with respect to the subordinated debt securities, the subordination provisions of the subordinated note indenture will become ineffective. (Section 1810)

Subordination

Any subordinated debt securities issued under the subordinated note indenture will be subordinate and junior in right of payment to all Senior Debt (as defined below) of TreeHouse whether existing at the date of the subordinated note indenture or subsequently incurred. Upon any payment or distribution of assets of TreeHouse to creditors upon any:

•	liquidation;

•	dissolution;

•	winding-up;

•	receivership;

•	reorganization;

•	assignment for the benefit of creditors;

•	marshaling of assets; or

•	bankruptcy, insolvency or similar proceedings of TreeHouse;

the holders of Senior Debt will first be entitled to receive payment in full of the principal of and premium, if any, and interest on such Senior Debt before the holders of the subordinated debt securities will be entitled to receive or retain any payment to respect of the principal of and any premium or interest on the subordinated debt securities.

Upon the acceleration of the maturity of any subordinated debt securities, the holders of all Senior Debt outstanding at the time a such acceleration will first be entitled to receive payment in full of all amounts due thereon, including any amounts due upon acceleration, before the holders of subordinated debt securities will be entitled to receive or retain any payment in respect of the principal (including redemption payments), or premium, if any, or interest on the subordinated debt securities.

No payments on account of principal (including redemption payments), or premium, if any, or interest, in respect of the subordinated debt securities may be made if:

•	there has occurred and is continuing a default in any payment with respect to Senior Debt; or

•	there has occurred and is continuing a default with respect to any Senior Debt resulting in the acceleration of the maturity thereof.

“Debt” means, with respect to any person:

•	all indebtedness of such person for borrowed money;

•	all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	all obligations of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person;

•	all obligations of such person to pay the deferred purchase price of property or services, but excluding accounts payable or any other indebtedness or monetary obligations to trade creditors arising in the ordinary course of business in connection with the acquisition of goods or services;

•	all capital lease obligations of such person;

•	all Debt of others secured by a lien on any asset by such person;

•	all Debt and dividends of others guaranteed by such person to the extent such Debt and dividends are guaranteed by such person; and

•	all obligations for claims in respect of derivative products.

“Senior Debt” means the principal of, and premium, if any, and interest on Debt of TreeHouse, whether created, incurred or assumed on, before or after the date of the subordinated note indenture, unless the instrument creating or evidencing the Debt provides that such Debt is subordinated to or pari passu, with the subordinated debt securities.

Notices

Holders will receive notices by mail at their addresses as they appear in the security register. (Section 106)

Title

We, any subsidiary guarantors, the Trustees and any agent of us, any subsidiary guarantors or a Trustee may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security for all purposes, whether or not it is overdue. (Section 309)

Governing Law

New York law governs the indentures and the debt securities. (Section 112)

Regarding the Trustee

If an event of default occurs under the indentures and is continuing, the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs in the exercise of the rights and powers granted to the Trustee under the indentures. The Trustee will become obligated to exercise any of its powers under the indentures at the request or direction of any of the holders of any debt securities issued under the indentures only after those holders have offered the Trustee indemnity reasonably satisfactory to it.

If the Trustee becomes one of our creditors, its rights to obtain payment of claims in specified circumstances, or to realize for its own account on certain property received in respect of any such claim as security or otherwise will be limited under the terms of the indentures (Section 613). The Trustee may engage in certain other transactions with us or any of the subsidiary guarantors; however, if the Trustee acquires any conflicting interest (within the meaning specified under the Trust Indenture Act of 1939, as amended), it will be required to eliminate the conflict or resign. (Section 608)

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our securities that we may issue from time to time.

The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The terms and conditions of the warrants will be described in the specific warrant agreement and the applicable prospectus supplement relating to such warrants. A form of warrant agreement, including the form of certificate representing the warrants, which contain provisions to be included in the specific warrant agreements that will be entered into with respect to particular offerings of warrants, will be filed as an exhibit or incorporated by reference into the registration statement of which this prospectus forms a part. A holder or prospective purchaser of our warrants should refer to the provisions of the applicable warrant agreement and prospectus supplement for more specific information.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase debt securities, preferred stock, common stock or other securities. These subscription rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The applicable prospectus supplement will describe the specific term of any offering of subscription rights for which this prospectus is being delivered. A holder or prospective holder of subscription rights should refer to the applicable prospectus supplement for more specific information.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and requiring us to sell to the holders, a specified number of shares of common stock at a future date or dates.

The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units, or stock purchase units, consisting of a stock purchase contract and either (x) senior debt securities, senior subordinated debt securities, subordinated debt securities or junior subordinated debt securities, or (y) debt obligations of third parties, including U.S. Treasury securities, in each case, securing the holder’s obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase contracts or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, or prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract. The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

PLAN OF DISTRIBUTION

TreeHouse may sell common stock, preferred stock, debt securities, warrants, subscription rights, stock purchase contracts and/or stock purchase units in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by itself directly;

•	through agents;

•	through a combination of any of these methods of sale; or

•	through any other methods described in a prospectus supplement.

The prospectus supplements relating to an offering of securities will set forth the terms of such offering, including:

•	the purchase price of the offered securities and the proceeds to TreeHouse from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such offered securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale, the underwriters will acquire the offered securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of securities if any are purchased.

In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below:

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If a dealer is used in the sale, TreeHouse will sell such offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by that dealer at the time for resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Offered securities may be sold directly by TreeHouse to one or more institutional purchasers, or through agents designated by TreeHouse from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by TreeHouse to such agent will be set forth in the prospectus supplement relating to that offering, unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Other than our common stock, which is listed on the New York Stock Exchange, each of the securities issued hereunder will be a new issue of securities, will have no prior trading market, and may or may not be listed on a national securities exchange. Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom TreeHouse sells securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that there will be a market for the offered securities.

VALIDITY OF THE SECURITIES

The validity of the securities being offered hereby will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain Minnesota legal matters relating to the guarantees are being passed upon for us by Fredrikson & Byron, P.A. Certain Wisconsin legal matters relating to the guarantees are being passed upon for us by Foley & Lardner LLP.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from TreeHouse’s Annual Report on Form 10-K and the effectiveness of TreeHouse’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company’s Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. Our SEC filings, including the registration statement and the exhibits and schedules thereto are also available to the public from the SEC’s website at http://www.sec.gov. You can also access our SEC filings through our website at www.treehousefoods.com. Except as expressly set forth below, we are not incorporating by reference the contents of the SEC website or our website into this prospectus.

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Information that we file later with the SEC will automatically update and supersede this information. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus the following documents:

(a)	Annual Report on Form 10-K for the year ended December 31, 2012 filed on February 21, 2013.

(b)	Quarterly Reports on Form 10-Q for the periods ended March 31, 2013, June 30, 2013 and September 30, 2013, filed with the SEC on May 9, 2013, August 8, 2013 and November 7, 2013, respectively.

(c)	Current Reports on Form 8-K filed with the SEC on April 26, 2013, May 9, 2013, and August 8, 2013.

(d)	The description of our common stock contained in our Registration Statement on Form 10 filed pursuant to Section 12(b) of the Exchange Act.

(e)	All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all of the securities offered by this prospectus are sold.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC, unless we expressly provide otherwise.

You may request a copy of these filings and any exhibit incorporated by reference in these filings at no cost, by writing or telephoning us at the following address or number:

TreeHouse Foods, Inc.

2021 Spring Road, Suite 600

Oak Brook, Illinois 60523

(708) 483-1300

Attention: Secretary

$750 Million

TreeHouse Foods, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

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January     , 2016